Notice of 2024 Annual Meeting

Proxy Statement
2023 Annual Report



XPO
XPO
XPO

About XPO

XPO, Inc. (NYSE: XPO) is one of the largest providers of asset-based less-than-truckload (LTL) transportation in North America, with proprietary technology that moves goods efficiently through its network. Together with our business in Europe, XPO serves approximately 52,000 shippers with 596 locations and 38,000 employees. The company is headquartered in Greenwich, Conn., USA. Visit xpo.com for more information.

   



MESSAGE FROM THE CEO

To Our Stockholders,

2023 was a monumental year for our company. It was our twelfth full year in business, but our first year as a pure-play less-than-truckload carrier in North America — and we made significant progress in executing our strategy. Our LTL segment exceeded full-year expectations for every major financial and operational metric, and our share price rose 163%, making XPO the top performer of all mid-to-large cap stocks in the U.S. transportation sector for 2023. In the process, we created more than $6 billion of shareholder value.

This transformation ran far deeper than the simplification of our North American business model. It stems from our LTL 2.0 growth plan, which we launched in late 2021. LTL 2.0 is designed to deliver value to our customers, as well as our investors, and the advances we made in 2023 cemented a solid foundation for future growth.

2023 performance highlights

For the total company, we reported solid revenue of $7.7 billion, despite a soft freight environment. Operating income was $438 million and adjusted EBITDA[1] was $996 million, reflecting year-over-year increases of 16% and 6%[2], respectively. Income from continuing operations was $192 million, and diluted earnings per share from continuing operations was $1.62; both higher than the prior year.

We exited 2023 with record LTL service levels, record customer satisfaction and record employee satisfaction. Behind this full-year performance was a series of successive improvements quarter after quarter, as the team established new benchmarks and then sought to surpass them. This is central to who we are at XPO. We've been vocal to our stakeholders that service quality is our North Star, and we know that stellar service and customer satisfaction comes from satisfied employees who are always striving to be the best.

Importantly, we have strong levers for continuous improvement embedded in XPO. In the fourth quarter of 2023, we improved our LTL adjusted operating ratio[1] by 380 basis points year-over-year, and grew adjusted operating income[1] by 51%. These are mainstay metrics for the segment, underpinned by the four pillars of our LTL 2.0 plan: to provide best-in-class service, invest in network capacity for the long-term, accelerate yield growth and drive cost efficiencies.

It was particularly gratifying to see the variety of metrics that trended positively throughout the year, compared with 2022. We grew our fourth quarter yield by more than 10%, excluding fuel, building on two consecutive quarters of acceleration. At year-end, our on-time performance was the best in years, and our damage claims ratio was a record 0.3%. We also drove meaningful cost efficiencies by insourcing more freight from third-party linehaul carriers, and we improved labor productivity versus the prior year in every quarter of 2023.

Our strategy is working, and our growth plan delivered our strongest fourth quarter performance to date. We've carried that momentum into 2024 in our sales and service operations. We're excited by the opportunities we see to drive further efficiencies in the business as we continue to build our stature in the industry.

Capital strength for expansion

Investing in our business is a keystone of our plan for long-term profitable growth. This is supported by our robust capital structure and our ability to leverage XPO-specific competitive advantages, such as our trailer manufacturing facility. In addition, we have the flexibility to act opportunistically, as we did in late 2023 with the acquisition of 28 strategically desirable LTL service centers.

This once-in-a-generation opportunity was made available at auction by one of the largest LTL carriers in North America, which exited the industry. We pulled forward dozens of real estate investments planned for the next several years, and completed the acquisition in December. Now, we're integrating these prime locations into our network, with a target to have them all online by the first half of 2025.

These service centers will deliver important benefits to XPO for years to come, including substantial cost efficiencies, enhanced yield growth and the ability to take on more freight in key metro areas. We expect the transaction to be accretive to both EPS and our LTL operating ratio in 2025, even if the expected recovery in industry volumes doesn't materialize by then. A near-term market rebound would accelerate this timeline, as we'll have more capacity on hand in key markets to support the growth in demand.

Beyond our real estate investments, we also made significant additions to our rolling stock capacity in 2023 — we manufactured over 6,400 trailers and purchased 1,400 tractors for our fleet. Our gross capex represented 12.4% of LTL revenue for the year, and we expect to continue to allocate capital to high-return initiatives at a similar level in 2024. Our investments in capacity and proprietary technology are positioning our network to run more efficiently and strengthen our presence in promising geographies where demand is trending higher.

World-class engagement

Before I close, I want to come full circle and trace our strong 2023 performance back to the launch of our LTL 2.0 plan in the fourth quarter of 2021. That's when I started leading our LTL business as president, after a decade in other executive positions with XPO. At the heart of our plan is our commitment to become the LTL industry's leading service provider in North America — not as a goal in isolation, but to unlock the full potential of our business, drive significant margin and earnings growth, and build on our vibrant, customer-focused culture.

Today, our entire organization is proud about the direction of XPO. The enthusiasm in our facilities is palpable. It's not surprising that employee satisfaction has increased by over 40% since the team rallied around LTL 2.0 in 2021, or that the team has reduced damages by 70% in the 30 months since then, alongside a 30-percentage-point improvement in on-time performance. Service improvements like these help us earn a higher yield and drive earnings growth.

In summary

On behalf of our leadership team, I want to thank you for sharing our belief in the enormous upside of XPO. I know it's one thing for us to have confidence in achieving our goals, and another thing entirely for you to invest in that outcome. Your decision to own XPO stock is important to us.

2023 is the best indication yet of where we intend to take the business going forward. We have a proven plan in place for creating outsized shareholder value, backed by an energetic, customer-centric organization and a growing network. We expect to continue to outperform the transportation sector for years to come.

April 2, 2024

Mario

Mario Harik
Chief Executive Officer
XPO, Inc.

---

[1] See Annex A to the company's Proxy Statement for reconciliations of non-GAAP financial measures

[2] Excluding real estate gains in 2022

Forward-Looking Statements
See Annex A to the company's Proxy Statement for the disclaimer on Forward-Looking Statements



XPO, INC.
Five American Lane
Greenwich, Connecticut 06831

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 16, 2024

To the Stockholders of XPO:

Notice is hereby given that the 2024 Annual Meeting of Stockholders (the “Annual Meeting”) of XPO, Inc. (“XPO” or the “company”) will be held on Thursday, May 16, 2024 at 10:00 a.m. Eastern Time. The Annual Meeting will be conducted exclusively as a live webcast. You can access the Annual Meeting at meetnow.global/M4P2XXP with the unique control number that will be sent to you.

The Annual Meeting shall be held for the following purposes summarized below, and more fully described in the Proxy Statement accompanying this notice:

- To elect nine members of our Board of Directors for a term to expire at the 2025 Annual Meeting of Stockholders or until their successors are duly elected and qualified;
- To ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2024;
- To conduct an advisory vote to approve the executive compensation of our named executive officers (the “NEOs”), as disclosed in the Proxy Statement;
- To conduct an advisory vote on the frequency of future advisory votes to approve executive compensation; and
- To consider and transact other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Please note that we are furnishing proxy materials and access to our Proxy Statement to our stockholders electronically instead of mailing printed copies to each of our stockholders. Beginning on or about April 2, 2024, we will mail to our stockholders a Notice of Internet Availability of Proxy Materials (the “Notice”), which contains instructions on how to access our proxy materials and vote online. The Notice also contains instructions on how to request a paper copy of our proxy materials, including this Proxy Statement, our Annual Report on Form 10-K for the Year Ended December 31, 2023, and a proxy card or voting instruction form. Stockholders who have communicated a preference for paper or electronic documents prior to the mailing of the Notice will not receive the Notice, and their requests will be honored.

Only stockholders of record of XPO common stock as of the close of business on March 28, 2024, are entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. A complete list of registered stockholders will be available under the “Documents” tab in the top right corner of your screen during the Annual Meeting, after you enter the control number provided on the proxy card you receive, or on the materials provided by your bank or broker.

Your vote is important. Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented. We ask that you vote your shares as soon as possible.

By order of the Board of Directors,

Brad Jacobs
Executive Chairman

Greenwich, Connecticut
April 2, 2024

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 16, 2024:

The Proxy Statement and our Annual Report on Form 10-K for the Year Ended December 31, 2023, are available at www.edocumentview.com/XPO.

TABLE OF CONTENTS

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 16, 2024:

This Proxy Statement and our Annual Report on Form 10-K for the Year Ended December 31, 2023, are available at www.edocumentview.com/XPO

PROXY STATEMENT SUMMARY

This Proxy Statement Summary highlights information contained in our Proxy Statement, which sets forth information relating to the solicitation of proxies by the Board of Directors of XPO, Inc. (the "Board of Directors" or the "Board") in connection with our 2024 Annual Meeting of Stockholders. The summary does not reflect all of the information you should consider, and you are urged to read the proxy materials carefully before voting.

2024 ANNUAL MEETING OF STOCKHOLDERS

Our Notice of Internet Availability of Proxy Materials (the "Notice") is first being mailed on or about April 2, 2024 to stockholders of record of our common stock as of the close of business on March 28, 2024 (the "Record Date"). The Notice provides instructions on how to access our proxy materials and vote online.

Date and Time	Place	Record Date
 Thursday, May 16, 2024 at 10:00 a.m. Eastern Time	 Virtual Meeting Site: meetnow.global/M4P2XXP	 You can vote if you were a stockholder of record as of the close of business on March 28, 2024

Admission Using Your Control Number: The Annual Meeting will be conducted exclusively as a live webcast that you can access with the control number you receive on your proxy card. At the time of the Annual Meeting, go to meetnow.global/M4P2XXP and enter your control number. If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you will have to register in advance in order to participate in the Annual Meeting, vote electronically and submit questions during the live webcast. To register in advance, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares, giving you the right to vote the shares. Requests for registration should be directed to our transfer agent, Computershare Trust Company, N.A. ("Computershare"), by email at legalproxy@computershare.com no later than 5:00 p.m. Eastern Time on Friday, May 10, 2024. You will receive confirmation of your registration and your control number in an email from Computershare. Enter your control number at meetnow.global/M4P2XXP to access the Annual Meeting.

VOTING MATTERS AND BOARD RECOMMENDATIONS

The Board is not aware of any matter that will be presented for a vote at the Annual Meeting other than those shown below.

	Board Vote Recommendation	Page Reference (for more detail)
PROPOSAL 1: Election of Directors To elect nine members of our Board of Directors for a term to expire at the 2025 Annual Meeting of Stockholders or until their successors are duly elected and qualified.	✓ **FOR** each Director Nominee	11-25, 72
PROPOSAL 2: Ratification of the Appointment of KPMG LLP as our Independent Public Accounting Firm for Fiscal Year 2024 To ratify the appointment of KPMG LLP as the company's independent registered public accounting firm for fiscal year 2024.	✓ **FOR**	65-66, 73
PROPOSAL 3: Advisory Vote to Approve Executive Compensation To conduct an advisory vote to approve the executive compensation of the company's named executive officers ("NEOs").	✓ **FOR**	74
PROPOSAL 4: Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation To conduct an advisory vote to approve the frequency of future advisory votes to approve executive compensation of the NEOs.	✓ **1 YEAR**	75

ABOUT XPO

XPO is a leading provider of freight transportation services, with company-specific avenues for value creation. We use our proprietary technology to move goods efficiently through our customers' supply chains in North America and Europe. As of December 31, 2023, we had approximately 38,000 employees and 596 locations in 17 countries serving approximately 52,000 customers.

Our North American Less-Than-Truckload ("LTL") segment is the largest component of our business, with an expansive network of professional drivers and owned trucks and service centers. Shippers value our premium service and network coverage, which extends to 99% of all U.S. postal codes and all 50 states, as well as Canada, Mexico and the Caribbean.

Our culture prioritizes a superior customer experience, with an emphasis on attributes that LTL customers value most, such as on-time, damage-free service. In addition, we are committed to continuously improving network efficiency and labor productivity, and optimizing freight flows at all levels of demand. In 2023, our cohesive organization of truck drivers, operations teams and sales professionals worked together to move approximately 18 billion pounds of freight for our customers.

BUSINESS TRANSFORMATION

Over the last two years, our business in North America has undergone a significant transformation into a pure-play LTL transportation provider. We're proud that our milestones reflect strategic accomplishments that have put XPO on the radar of every sector that requires freight transportation:

2021 - 2023

- December 2023: Acquired 28 LTL service centers in the U.S. previously operated by Yellow Corporation
- November 2022: Spun off RXO, Inc., our North American brokered transportation platform
- October 2022: Announced strategic growth plan for the LTL standalone business in North America
- March 2022: Divested intermodal operation in North America
- August 2021: Spun off GXO Logistics, Inc., our global contract logistics business

LEADERSHIP TRANSITION

Mario Harik succeeded Brad Jacobs as chief executive officer of XPO on November 1, 2022, when the North American operation completed its strategic transformation to a pure-play LTL transportation provider. Mr. Harik leads the execution of the company's LTL 2.0 business strategy, which includes the expansion and continuous improvement of the network, as well as a focus on delivering superior customer service and increasing employee satisfaction. Under Mr. Harik's leadership, his team is achieving operational, financial and service goals, leveraging our technology and pursuing new ways to deliver value.

In conjunction with the appointment of Mr. Harik as CEO, Mr. Jacobs became executive chairman of XPO, as previously announced in the company's succession plan. Mr. Jacobs provides ongoing expertise related to corporate and capital allocation strategies, strategic relationships, business development and human capital management. Mr. Harik has built a world-class leadership team that includes the following executive appointments in North America:

Kyle Wismans	**Dave Bates**	**Wendy Cassity**	**Carolyn Roach**	**Ali Faghri**	**Jay Silberkleit**
Chief Financial Officer (August 2023)	Chief Operating Officer (April 2023)	Chief Legal Officer (March 2023)	Chief Human Resources Officer (January 2023)	Chief Strategy Officer (January 2023)	Chief Information Officer (November 2022)

BOARD AND EXECUTIVE COMPENSATION

XPO has a strong track record of proactively making changes to the composition of the Board and its committees, and to the executive compensation programs, to align with changes in the company's business needs and the potential for stockholder value creation.

Following the RXO spin-off, our Board's refreshed Compensation and Human Capital Committee sought to design an executive compensation program that would attract and retain talent, align compensation with performance and be responsive to stockholder feedback. In order to inform the evolution of the compensation program, the Board undertook multiple engagements with stockholders to solicit feedback.

Additionally, XPO's purposeful refreshment of the Board and its committees at the time of each spin-off ensured that its directors' skill sets aligned with the strategy of the remaining business, as reflected in this timeline of key governance events:

- August 2021: Refreshed Board composition and committees following the GXO spin-off.
- October 2022: Reconstituted Compensation and Human Capital Committee, leading to multi-month stockholder engagement efforts to solicit input prior to conducting a fresh evaluation of the executive compensation program.
- November 2022: Refreshed Board composition following the RXO spin-off.
- March 2023: Conducted further Board refreshment, adding a director with direct LTL operational experience, and subsequently created a new Operational Excellence Committee.
- April 2023: Disclosed a new executive compensation program that is fully responsive to stockholder feedback provided over the course of the LTL business transformation.
- May 2023: Conducted stockholder engagement efforts leading up to the 2023 Annual Meeting.
- September 2023: Conducted stockholder engagement efforts led by the Compensation and Human Capital Committee.
- April 2024: Enhanced CD&A disclosure in response to feedback to support stockholder analysis of XPO's 2023 compensation program.

XPO's Board believes that its current composition and structure, as well as the updated 2023 compensation program, are strongly aligned with the company's strategic priorities and with stockholder feedback.

2023 PERFORMANCE HIGHLIGHTS

For 2023, under the skilled leadership of our executive team, XPO increased total company operating income by 16% and adjusted EBITDA* by 6% year-over-year[(1)] in a soft industry environment for freight transportation, while continuing to invest in our business for long-term growth. On a year-over-year basis, except where otherwise defined:

$7.7B
REVENUE
Up 0.3%

$438M
OPERATING INCOME
Up 16%

$192M
INCOME FROM CONTINUING OPERATIONS
Up 4%

$996M
ADJUSTED EBITDA*
Up 6%[(1)]

($31M)
CORPORATE ADJUSTED EBITDA*
Down 70%

$1.62
DILUTED EPS[(2)]
Up 2%

$581M
LTL GROSS CAPEX[(3)]
12.4% of LTL revenue

$920M
TOTAL LIQUIDITY
$508 million of borrowing capacity and $412 million of cash and cash equivalents as of December 31, 2023

2024
AMERICA'S GREATEST WORKPLACES FOR DIVERSITY
Named by Newsweek

* *See Annex A for reconciliations of non-GAAP measures*

(1) Excluding real estate gains in 2022

(2) Diluted earnings from continuing operations per share

(3) Gross capex and revenue for North American LTL only; excludes impact of December 2023 acquisition of 28 service centers

2024 BOARD OF DIRECTORS NOMINEES

Our Board aims to create a diverse and highly skilled team of directors who provide our company with valuable oversight. When selecting new directors, our Board considers, among other things, the nominee's breadth of experience, financial expertise, integrity, ability to make independent analytical inquiries, understanding of our business environment, skills in areas relevant to our growth drivers, and willingness to devote adequate time to Board duties — all in the context of the needs of the Board at that point in time, and with the objective of ensuring a diversity of backgrounds, expertise and viewpoints. Our Board endeavors to include highly qualified women and individuals from historically underrepresented groups in the candidate pool and has engaged in a purposeful process of regular refreshment. The composition of our Board as of the Record Date was:



AGE
60 years
average age
2
2
2
3
40s
50s
60s
70s
TENURE
4.3 years
average tenure
0-4
years
5+
GENDER & RACIAL / ETHNIC DIVERSITY
2
ethnically /
racially diverse
55%
diverse
3
gender
diverse

The following table provides summary information about each director nominee and their committee memberships as of the date of this Proxy Statement. Each director is elected annually by a majority of the votes cast.

Name	Director Since	Age	Occupation	Independent	Committee Memberships			
					AC	CHCC	NCGSC	OEC
Brad Jacobs	2011	67	Executive Chairman of the Board, XPO					
Jason Aiken*	2021	51	Executive Vice President, Technologies, General Dynamics Corporation	Y	C			
Bella Allaire	2022	70	Executive Vice President of Technology and Operations, Raymond James Financial, Inc.	Y			✓	
J. Wes Frye	2023	76	Former Senior Vice President and Chief Financial Officer, Old Dominion Freight Line, Inc.	Y				✓
Mario Harik	2022	43	Chief Executive Officer, XPO					C
Michael Jesselson	2011	72	President and Chief Executive Officer, Jesselson Capital Corporation	Y	✓			
Allison Landry	2021	45	Former Senior Transportation Research Analyst, Credit Suisse	Y		✓	C	✓
Irene Moshouris	2022	63	Former Senior Vice President-Treasurer, United Rentals, Inc.	Y	✓	✓	✓	
Johnny C. Taylor, Jr.	2021	55	President and Chief Executive Officer, Society of Human Resources Management	Y		C		

AC = Audit Committee
CHCC = Compensation and Human Capital Committee

NCGSC = Nominating, Corporate Governance and Sustainability Committee
OEC = Operational Excellence Committee

C = Committee Chair
✓ = Committee Member
* = Audit Committee Financial Expert

SUMMARY OF QUALIFICATIONS AND EXPERIENCE OF DIRECTOR NOMINEES

	Brad Jacobs	Jason Aiken	Bella Allaire	J. Wes Frye	Mario Harik	Michael Jesselson	Allison Landry	Irene Moshouris	Johnny C. Taylor, Jr.
CORE COMPETENCIES THAT CONTRIBUTE TO SERVICE ON XPO'S BOARD									
BUSINESS OPERATIONS experience provides a practical understanding of developing, implementing and assessing our operating plan and business strategy.	✓	✓	✓	✓	✓	✓	✓	✓	✓
CORPORATE GOVERNANCE experience bolsters Board and management accountability, transparency and a focus on stockholder interests.	✓	✓	✓	✓	✓	✓	✓	✓	✓
ENVIRONMENTAL SUSTAINABILITY AND CORPORATE RESPONSIBILITY experience enables our Board's oversight to guide our long-term value creation for stockholders in sustainable ways.	✓	✓			✓	✓	✓		✓
EFFECTIVE CAPITAL ALLOCATION experience is crucial to our Board's evaluation of our financial statements and capital structure.	✓	✓		✓		✓	✓	✓	
CRITICAL ANALYSIS OF CORPORATE FINANCIAL STATEMENTS AND CAPITAL STRUCTURES experience assists our Board in overseeing our financial reporting and internal controls.	✓	✓		✓		✓	✓	✓	
HUMAN RESOURCES MANAGEMENT experience enables our Board to further our goals of making XPO an inclusive workplace and aligning human resources objectives with our strategic and operational priorities.	✓	✓			✓	✓			✓
MULTINATIONAL CORPORATE MANAGEMENT experience informs the Board's strategic thinking, given the global nature of our business.	✓	✓		✓	✓	✓			
RISK MANAGEMENT experience is critical to our Board's role in overseeing the risks facing our company, including mitigation measures.	✓	✓	✓	✓	✓	✓		✓	✓
TALENT MANAGEMENT AND ENGAGEMENT experience helps our company attract, motivate and retain top candidates for leadership roles and innovation teams.	✓	✓	✓	✓	✓	✓		✓	✓
SKILLS CENTRAL TO XPO'S STRATEGY									
CUSTOMER SERVICE experience brings important perspectives to our Board, given the critical role of customer retention in our business model.	✓	✓			✓	✓			✓
SALES AND MARKETING experience enables our Board to assist with our growth strategy, including the development of new services and customer sectors.	✓	✓			✓		✓		✓
M&A, INTEGRATION AND OPTIMIZATION experience helps our company identify the optimal strategic opportunities for profitable growth and realize synergies.	✓	✓			✓	✓		✓	✓
TRANSPORTATION AND LOGISTICS INDUSTRY experience is important in understanding our competitive environment and market positioning.	✓			✓	✓		✓		✓
TECHNOLOGY AND INFORMATION SYSTEMS experience provides valuable insights and best practices relevant to enhancing customer outcomes, internal efficiencies and cybersecurity.	✓	✓	✓		✓				✓

GOVERNANCE HIGHLIGHTS

Board and Committee Independence	Seven of our nine directors are independent. The Audit Committee, the Compensation and Human Capital Committee, and the Nominating, Corporate Governance and Sustainability Committee each consist entirely of independent directors.
Separation of Chairman and CEO Roles	Effective November 1, 2022, upon the completion of the RXO spin-off, Mr. Jacobs, our founder who had been our chairman and CEO since 2011, became our executive chairman, and Mr. Harik became our CEO. To facilitate a smooth CEO transition, our Board determined that splitting the chairman and CEO roles would be in the best interests of the company and our stockholders. The Board believes that the executive chairman structure Board leadership structure ensures stability for the company after years of transformation and provides strong strategic leadership and key support for management, particularly in the initial years of Mr. Harik's tenure as CEO.
Independent Board Oversight and Leadership Roles	We are committed to independent Board oversight. Alongside our executive chairman, our Board leadership structure includes a lead independent director and an independent vice chair. Our lead independent director is responsible for, among other duties, coordinating with the chairman with respect to meeting agendas, and calling and chairing sessions of the independent directors. Our vice chair is responsible for assisting the lead independent director in carrying out his duties and acting on his behalf when he is not present. The Board believes its leadership structure, as well as the leadership structure of the company, function cohesively and serve the best interests of our stockholders.
Board Refreshment	Our Board is committed to ensuring that its composition includes a range of expertise aligned with the company's business, as well as fresh perspectives on strategy. One of the ways the Board acts on this commitment is through the thoughtful refreshment of directors when appropriate. Upon the RXO spin-off, the composition of the Board changed to align more closely to the remaining company's business operations and strategy. Three directors stepped down from the Board, five directors, including Mr. Jacobs, remained on the Board, and three new directors, including Mr. Harik, our CEO, joined the Board. In March 2023, the Board appointed an additional new independent director with an operations background directly relevant to LTL.
Committee Rotations	As part of its annual review of committee assignments, the Board reconstitutes its committees and their chairs as needed to support the evolving needs of the company. The committees were most recently reconstituted in November 2022 upon the completion of the RXO spin-off.
Director Elections	All directors of the Board are elected annually for one-year terms or until their successors are elected and qualified.
Majority Voting for Director Elections	Our bylaws provide for a majority voting standard in uncontested elections, and further require that a director who fails to receive a majority vote must tender his or her resignation to the Board.
Board Evaluations	Our Board reviews committee and director performance through an annual process of self-evaluation.
Risk Oversight and Financial Reporting	Our Board aims to provide robust oversight of current and potential risks facing our company by engaging in regular deliberations and participating in management meetings. Our Audit Committee contributes to strong financial reporting oversight through regular meetings with management and dialogue with our auditors.
Active Board Participation	Our Board held 11 meetings during 2023. Each person currently serving as a director attended at least 75% of the aggregate meetings of the Board and any committee(s) on which he or she served while providing Board service.
Direct Oversight of Sustainability	The Nominating, Corporate Governance and Sustainability Committee is tasked in its charter with supporting the Board in its oversight of the company's sustainability strategies and external disclosures; this includes engaging with management on material sustainability matters and stakeholder perspectives.
Political Activity Disclosure and Oversight	In December 2022, the company adopted a Political Activity Policy that gives the Nominating, Corporate Governance and Sustainability Committee final approval over all political contributions by the company. The Policy also includes a commitment to publicly disclose any political contributions by the company via a dedicated webpage that is easily accessible on the company's website.
Established Operational Excellence Committee	In April 2023, the Board established the Operational Excellence Committee to review the company's strategies and objectives with respect to continuous improvement of quality and service, operational efficiency, cost control, occupational safety, environmental compliance and technological innovation. Alongside management, the Committee also reviews reports and key performance indicators relating to the company's trends in operational excellence and achievements against strategies and objectives.

SUSTAINABILITY APPROACH

XPO's approach to sustainability is guided by a focus on delivering long-term value to our stockholders. We regularly engage with our stockholders to obtain their input on evolving expectations relating to sustainability. The key sustainability issues that we believe can have a meaningful impact on our delivery of stockholder value, and are responsive to feedback we receive from our stockholders, include health and safety, employee engagement, talent management, data security and privacy, compliance with applicable laws and regulations related to the environment, fleet management and innovation, network optimization, corporate governance and ethical conduct.

We are focused on enhancing environmental sustainability through actions such as investing in efficient fleet innovations, using alternative fuels in certain transport operations, partnering with manufacturers to pilot new truck technologies, retrofitting our facilities with energy-efficient features, optimizing delivery routes, training drivers in eco-friendly techniques and deploying electric trucks where they can return the greatest benefit.

For our employees, we cultivate a workplace culture that is rooted in physical and mental safety, where employees know they belong and where behavioral expectations are clearly defined in robust ethical guidelines. Information about our workplace initiatives and our latest EEO-1 data is available at xpo.com/about-us/sustainability/. We are proud to have been named one of America's Most Responsible Companies by ***Newsweek***, and we are committed to performing to the highest standards of business conduct as the foundation for a sustainable future.

The Nominating, Corporate Governance and Sustainability Committee of the Board oversees the company's sustainability strategies, performance and disclosures, and engages with management to provide oversight in these areas.

STOCKHOLDER ENGAGEMENT AND RESPONSIVENESS

The Compensation and Human Capital Committee (the "Committee") considers engagement with stockholders to be a critical component in formulating XPO's executive compensation philosophy and structure. We have established a robust, year-round stockholder engagement program, in which Committee members play an active role. Through these engagements, the Committee solicits stockholder perspectives on various aspects of executive compensation to inform its decisions regarding executive compensation.

Over the past two years, the Committee has been focused on designing a compensation program that incents XPO executives to create long-term stockholder value and retain key executives amidst our business transformation. In preparing for November 2022, when the company completed the North American objectives of its strategic transformation, the Committee prioritized designing a compensation program for the new XPO management team that is taking XPO forward as a pure-play LTL provider. The existing compensation program design was already responsive to stockholder feedback in that it incented executives to achieve key financial and operational metrics aligned with creating long-term stockholder value. The Committee believes that the 2023 compensation program design demonstrates further responsiveness to stockholder feedback, incents both company and individual results, and aligns executive pay with the potential of the standalone business. The Committee remains committed to being responsive to stockholder feedback through ongoing stockholder engagement.

2022 Stockholder Engagement and Responsiveness

Following the 2022 Annual Meeting, in October of 2022 the Committee engaged in substantive discussions with stockholders representing 44% of shares outstanding, regarding compensation, environmental, social and governance topics. Committee members considered the feedback gathered in these sessions as they designed the 2023 compensation program. Stockholders communicated a desire for a formulaic approach to the annual short-term incentive structure, and that the plan be based on key operational metric(s) that drive tangible financial returns. Stockholders also communicated a desire for the Committee to establish a practice of granting equity awards through an annual long-term incentive award program, and that equity awards include multi-year performance and vesting periods. The 2023 compensation program design, which the Committee decided to proactively disclose in last year's proxy statement, is fully responsive to this feedback as shown below:

<table>
<tr><th>ELEMENT</th><th colspan="3">HIGHLIGHTS OF 2023 COMPENSATION DESIGN</th></tr>
<tr><td>BASE SALARY</td><td colspan="3">► Fixed cash compensation corresponds to experience and job scope, and is aligned with market levels</td></tr>
<tr><td rowspan="2">SHORT-TERM INCENTIVE</td><td>EC, CEO, CFO and CLO</td><td colspan="2">COO[1]</td></tr>
<tr><td>► 100% based on performance against the company's annual adjusted EBITDA target
– Adjusted EBITDA is a mainstay financial performance metric in each of XPO's reportable segments</td><td colspan="2">► Profit-sharing cash incentive program with 0.56% participation factor of LTL adjusted operating income
– Adjusted operating income incentivizes improving profitability</td></tr>
<tr><td rowspan="3">LONG-TERM INCENTIVES</td><td rowspan="3">► Performance-Based Restricted Stock Units (PSUs) based on three-year performance period:
– 40% LTL Adjusted EBITDA growth
– 20% LTL Adjusted operating ratio Improvement
– 40% Relative TSR vs. S&P Transportation Select Index
PSU key features include:
– Cliff vesting contingent upon performance hurdles
– Post-vesting sales restriction of one year
– TSR portion earned at target if TSR is in the 60th percentile
► Restricted Stock Units (RSUs) that vest annually over three years</td><td colspan="2">Long-Term Incentive Components</td></tr>
<tr><td rowspan="2">EC and CEO:
80% PSU
20% RSU</td><td>CFO and COO:
65% PSU
35% RSU</td></tr>
<tr><td>CLO:
50% PSU
50% RSU</td></tr>
</table>

(1) Chief operating officer profit-sharing cash incentive program paid out quarterly and subject to: (i) Mr. Bates' continuing employment through the date on which the quarterly earnings are publicly announced; and (ii) the terms and conditions of the company's profit-sharing cash incentive program approved by the Compensation and Human Capital Committee.

The 2023 compensation program incorporates the following changes in response to stockholder feedback received during 2022 engagement:

WHAT WE HEARD FROM STOCKHOLDERS	ACTIONS TAKEN IN RESPONSE
▪ Preference for a short-term incentive program that is purely formulaic ▪ Preference for short-term performance incentives to be based on operational metric(s)	▪ 2023 plan includes a fully formulaic short-term incentive structure ▪ 2023 short-term incentive is based on operational metrics (Adjusted EBITDA or LTL adjusted operating income)
▪ Preference for an established practice of granting equity awards on an annual basis	▪ Committee commits to granting annual equity awards to XPO's NEOs on a go-forward basis, outside of new hire or promotion grants, and absent truly extraordinary circumstances
▪ Preference for long-term incentives to be primarily performance-based ▪ Preference for long-term incentive awards to include multi-year performance and vesting periods	▪ 2023 plan includes a long-term incentive structure with at least 50% PSUs; executive chairman and CEO's long-term incentive structure is 80% PSUs ▪ Set three-year performance periods ▪ Designed RSUs to vest annually over three years

Autumn 2023 Stockholder Engagement and Responsiveness

Given our proactive disclosure of our 2023 compensation design, which was directly responsive to stockholder feedback, the Committee was surprised that the say-on-pay proposal at the 2023 Annual Meeting received only 49% support at the Annual Meeting. Following the 2023 Annual Meeting, XPO once again engaged with stockholders to understand the concerns that drove the say-on-pay vote and, specifically, if the vote outcome was primarily reflective of stockholders' views on XPO's 2022 compensation program, or if there were stockholder concerns regarding the redesigned 2023 program.

In September and October 2023, XPO again reached out to stockholders, in this case representing an aggregate 79% of our common stock. This led to our direct engagement with stockholders representing 51% of our common stock. Committee members participated in engagement meetings with stockholders representing 34% of our common stock. We value these and all our stockholder engagements for the robust dialogue they produce.

Through these engagements, stockholders confirmed that the low support for the say-on-pay vote at the 2023 Annual Meeting was primarily driven by concerns related to the conversion of outstanding equity awards made in conjunction with the spin-off of RXO in late 2022. During these engagements, stockholders expressed their support for the 2023 compensation plan that was proactively disclosed, acknowledging that the design was directly responsive to feedback provided.

In addition, stockholders participating in these discussions suggested some further enhancements to our public disclosures to support their analysis of the 2023 compensation program. We have integrated these suggested enhancements throughout this year's CD&A. The chart below summarizes feedback gathered during the autumn engagement sessions and actions taken in response.

2023 Stockholder Outreach and Engagement


SCOPE OF AUTUMN 2023 STOCKHOLDER OUTREACH
Aggregate Stockholders Holding % of Shares Outstanding[1]
Total Stockholders Contacted
Contacted
79% O/S
Total Stockholders Engaged With
Engaged
51% O/S

[1] Calculated based on stockholder positions and shares outstanding as of October 26, 2023.

FEEDBACK GATHERED SUBSEQUENT TO INTRODUCING THE 2023 EXECUTIVE COMPENSATION PROGRAM	
What We Heard from Stockholders	**Actions Taken in Response**
▪ Sought commitment that on a go-forward basis, the Committee would not convert in-flight awards	▪ The Committee commits to not adjusting in-flight equity awards on a go-forward basis
▪ Recognized the positive impact on stockholder value creation stemming from XPO's hiring announcement of Mr. Bates: 27% TSR increase over two days[1] ▪ Understood the need to structure Mr. Bates' short-term incentive differently from other NEOs to incentivize him to join XPO, and requested further disclosure of the rationale for the structure in the 2024 CD&A	▪ In order to secure Mr. Bates' commitment to join XPO as chief operating officer, the Committee designed a quarterly profit-sharing cash incentive program based on LTL adjusted operating income, mirroring the structure provided to Mr. Bates by his former employer, a top-tier LTL competitor ▪ LTL adjusted operating income is directly impacted by operating improvements and productivity gains, which aligns the profit-sharing program with Mr. Bates' responsibilities in his role ▪ Additional information can be found on page 40
▪ Noted the importance of disclosing rationale for any new hire or promotion awards	▪ Provided detailed disclosure for the new hire awards granted to Mr. Bates and Ms. Cassity, and the promotion award granted to Mr. Wismans (see page 42)

FEEDBACK GATHERED SUBSEQUENT TO INTRODUCING THE 2023 EXECUTIVE COMPENSATION PROGRAM	
■ Affirmed the well-managed, seamless CEO leadership transition from Mr. Jacobs to Mr. Harik, with Mr. Jacobs continuing to lead the Board ■ Requested confirmation that the pay positioning for the executive chairman and CEO levels is consistent with our overall pay philosophy for top executives ■ Requested additional disclosure related to Mr. Jacobs' role and duties as executive chairman	■ Each of Mr. Jacobs and Mr. Harik provide unique contributions to XPO, and the benefit of their combined leadership is evidenced by the exceptionally strong performance of XPO's stock ■ In our stockholder engagement sessions and in this CD&A (see page 38) we have provided detailed information with respect to the establishment of executive pay levels, which is based on market pay practices, each individual's experience, tenure with XPO, performance and contributions; for both the executive chairman and CEO positions, we have applied these principles in a manner consistent with our other NEOs ■ The annual target pay for Mr. Jacobs is tightly aligned with competitive market practices for executive chairs. • Beginning in 2023, Mr. Jacobs' target annual total compensation was reduced to $6.5 million • The Summary Compensation Table differs from this amount given the final tranche of the 2020 LTI award was modified from cash to equity in February 2023, and as a result, includes the value of this older, previously-reported award as though it was a new incremental award related to the 2023 performance year (see page 49 for additional information) ■ Provided additional disclosure related to Mr. Jacobs' role and duties as executive chairman (see pages 16 and 38)

(1) Total Shareholder Return ("TSR") measured over the period from April 19, 2023 to April 21, 2023.

STRONG COMPENSATION POLICIES AND PRACTICES

The Compensation and Human Capital Committee is committed to sound executive compensation policies and practices to incentivize a high caliber of performance, as highlighted in the following table.

WHAT WE DO	WHAT WE DON'T DO
✓ Significant emphasis on variable, at-risk compensation. XPO's compensation program is heavily weighted toward variable compensation through short-term incentives and long-term incentives. This allows the Committee to closely align total compensation values with company performance on an annual and long-term basis.	✗ No exceptional perquisites. Our NEOs have no relocation benefits, supplemental pension or retirement savings or financial planning services beyond what is provided broadly to all XPO employees.
✓ Substantial portion of compensation linked to creation of stockholder value. Performance-based awards are, and have been, subject to meaningful stock price and/or earnings-related performance goals measured over service-based vesting periods. In addition, the Committee regularly reviews the full portfolio of XPO stockholdings for each NEO to ensure there is a sufficient amount of compensation at risk if objectives are not met, further aligning compensation with stockholder returns and value creation.	✗ No pledging or hedging of company stock. Under our insider trading policy, our company's directors and executive officers, including the NEOs, are prohibited from pledging or holding company securities in a margin account. In addition, they are prohibited from engaging in hedging transactions, such as prepaid variable forwards, equity swaps, collars and exchange funds or any other transactions that are designed to, or have the effect of, hedging or offsetting any decrease in the market value of company equity securities.
✓ Stock ownership policies. The Board has established meaningful stock ownership guidelines and stock retention requirements that encourage a strong ownership mindset among our NEOs. Our ownership guidelines specify 6x annual base salary for our CEO and 3x annual base salary for our other NEOs.	✗ No guaranteed annual salary increases. Salary increases are not guaranteed annually and are instead determined based on review of our peer group, market survey data, an executive's experience, tenure, Company and individual performance, scope and scale of responsibility, unique skills, internal equity, and stockholder feedback.
✓ Clawback policy. Our NEOs are subject to clawback restrictions with respect to incentive compensation.	✗ No stock option repricing or discounted exercise price. XPO's equity incentive plan does not permit either stock option repricing without stockholder approval or stock option awards with an exercise price below fair market value.
✓ Restrictive covenants. Our NEOs are subject to comprehensive non-competition and other restrictive covenants.	✗ No golden parachute excise tax gross-ups. XPO does not provide golden parachute excise tax gross-ups.
✓ Engage with stockholders. Our Board values stockholder feedback and carefully considers investor perspectives in its decision-making processes for governance, compensation and sustainability practices.	✗ No consultant conflicts. The Committee retains an independent compensation consultant who performs services only for the Committee, as described in more detail below under the heading *Role of the Committee's Independent Compensation Consultant*.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

ALIGNMENT BETWEEN XPO'S BOARD COMPOSITION, MISSION AND BUSINESS STRATEGY

XPO's mission is to be the customer service leader in providing freight transportation services, by helping shippers move goods efficiently through their supply chains. We have approximately 38,000 employees at 596 locations in 17 countries across North America and Europe, serving approximately 52,000 customers. We care deeply about our responsibilities to our stockholders, customers and employees, and we view safety, sustainability, strong governance, and a purpose-driven culture as essential components of our business.

Our company has two reportable segments: North American Less-Than-Truckload ("North American LTL"), the largest component of our business, and European Transportation. LTL is a bedrock industry providing a critical service to the economy, with favorable pricing dynamics and an established competitive landscape in North America. We have one of the largest LTL networks in North America, with approximately 8% share of the U.S. market, estimated to be $59 billion in annual revenue in 2022. Our national network of service centers, drivers and road equipment provides critical geographic density and day-definite domestic and cross-border services to approximately 99% of U.S. zip codes, as well as Canada, Mexico and the Caribbean. For the year ended December 31, 2023, our customer-focused organization of truck drivers, service center teams and sales professionals worked together to move approximately 18 billion pounds of freight through our network to its destinations.

Our company's current needs and future potential are important considerations in determining the composition of our Board of Directors. XPO's Board is comprised of a highly skilled group of leaders who share our values and reflect our culture. Many of our directors serve or have served as executive officers or board members of major companies and have an extensive understanding of the principles of corporate governance. As summarized on page 5, our Board as a whole has complementary expertise and skill sets, all of which are relevant to our company, business, industry and strategy.

DIRECTORS

Our Board of Directors currently consists of nine members. The term of each of our directors will expire at the Annual Meeting. Our Board has nominated all of the current directors to stand for election at the Annual Meeting, as set forth in Proposal 1 on page 72 of this Proxy Statement.

Below is information regarding our nine director nominees, including the experience, qualifications, attributes and skills that led our Board to conclude each nominee should serve as a director.

Brad Jacobs

Age: 67

Director since 2011
Executive Chairman since 2022



Mr. Jacobs has served as executive chairman of our Board of Directors since November 1, 2022 and previously held the titles of chairman and chief executive officer from September 2, 2011 to October 31, 2022. Mr. Jacobs has served as non-executive chairman of the board of directors of GXO Logistics, Inc. (NYSE: GXO) since August 2, 2021 and RXO, Inc. (NYSE: RXO) since November 1, 2022. Additionally, he is the managing member of Jacobs Private Equity, LLC and Jacobs Private Equity II, LLC. Prior to XPO, Mr. Jacobs led two public companies: United Rentals, Inc. (NYSE: URI), which he founded in 1997, and United Waste Systems, Inc., which he founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for its first six years, and as executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems.

Board Committees: None

Other Public Company Boards: GXO Logistics, Inc. (NYSE: GXO); RXO, Inc. (NYSE: RXO)

Mr. Jacobs' Skills and Experience Aligned with XPO's Strategy:

- In-depth knowledge of the company's business resulting from his years of service with the company as its founder and chief executive officer provides the Board with invaluable insights and perspectives on the company's operations and long-term strategic planning and priorities;
- Leadership experience as chief executive officer of several public companies, and as a thought leader on building and leading successful businesses, equips Mr. Jacobs to foster productive Board engagement and decision-making in his role as executive chairman; and
- Extensive past and current experience as chairman of the board of several public companies equips Mr. Jacobs to effectively lead the Board in its oversight of management, long-term strategic decision-making, risk management and creation of long-term stockholder value.

Jason Aiken

Independent Director since 2021

Age: 51



Mr. Aiken has served as a director of the company since August 2, 2021. He has served as executive vice president, technologies of General Dynamics Corporation since January 2023; previously, he held the joint role of executive vice president, technologies, and chief financial officer from January 2023 to February 2024, and senior vice president and chief financial officer from January 2014 to January 2023. Earlier, Mr. Aiken was the senior vice president and chief financial officer of General Dynamics subsidiary Gulfstream Aerospace Corporation, and held positions with General Dynamics, including controller, vice president of accounting and director of consolidation accounting. Prior to joining General Dynamics, Mr. Aiken was an audit manager with Arthur Andersen LLP in Washington, D.C., where he provided audit and consulting services for defense contractors. He holds an MBA degree from the Kellogg School of Management at Northwestern University, and a bachelor's degree in business administration and accounting from Washington and Lee University.

Board Committees:

- Chair of the Audit Committee

Other Public Company Boards: None

Mr. Aiken's Skills and Experience Aligned with XPO's Strategy:

- Significant financial and accounting expertise through his service as chief financial officer and other senior finance positions with a Fortune 100 company gives Mr. Aiken the deep knowledge of financial strategy and risk management needed to serve on XPO's Board and lead the Audit Committee as committee chair; and
- Senior operational, transactional and strategic experience that has been and continues to be essential for XPO in its continued efforts to drive stockholder value creation.

Bella Allaire

Independent Director since 2022

Age: 70



Ms. Allaire has served as a director of the company since November 1, 2022. She has served as executive vice president of technology and operations of Raymond James Financial, Inc. (NYSE: RJF) since June 2011. Previously, she was managing director and chief information officer of UBS Wealth Management, Americas, and held a variety of technology roles at Prudential Securities, including executive vice president and chief information officer. Ms. Allaire holds a bachelor's degree from Lviv University in Ukraine.

Board Committees:

- Member of the Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: None

Ms. Allaire's Skills and Experience Aligned with XPO's Strategy:

- Deep technical knowledge through her executive roles overseeing technological transformation and operations provide the company with important expertise in operational excellence and technological innovation; and
- Significant experience in cybersecurity, enterprise risk management and talent management provide valuable perspectives relevant to XPO's technology and service ecosystems.

J. Wes Frye Independent Director since 2023

Age: 76



Mr. Frye has served as a director of the company since March 8, 2023. He served as senior vice president and chief financial officer for the last 18 years of his 30-year tenure with Old Dominion Freight Line, Inc. (NYSE: ODFL) from 1985 until his retirement in 2015. Mr. Frye holds an MBA degree in finance from the University of North Carolina at Charlotte, and a bachelor's degree in business administration from Appalachian State University.

Board Committees:

- Member of the Operational Excellence Committee

Other Public Company Boards: None

Mr. Frye's Skills and Experience Aligned with XPO's Strategy:

- Direct LTL operational experience through 30 years with Old Dominion Freight Line brings important industry expertise to the Board as XPO executes its growth plan as a pure-play LTL business in North America; and
- Extensive finance and accounting knowledge gained through his role as an operationally-oriented chief financial officer at Old Dominion Freight Line gives Mr. Frye an understanding of financial undertakings and risks associated with XPO's business and the industry.

Mario Harik Director since 2022

Age: 43



Mr. Harik has served as a director and chief executive officer of the company since November 1, 2022. Previously, he served as president of the company's North America Less-Than-Truckload business unit from October 2021 to October 2022. Additionally, Mr. Harik held the role of XPO's chief information officer from November 2011 to October 2022 and chief customer officer from February 2021 to January 2022. Prior to XPO, he was chief information officer and senior vice president of research and development with Oakleaf Waste Management, chief technology officer with Tallan, Inc., and co-founder and chief architect of web and voice applications with G3 Analyst. He holds a master's degree in engineering, information technology from Massachusetts Institute of Technology, and a degree in engineering, computer and communications from the American University of Beirut in Lebanon.

Board Committees:

- Chair of the Operational Excellence Committee

Other Public Company Boards: None

Mr. Harik's Skills and Experience Aligned with XPO's Strategy:

- In-depth leadership of the North American LTL unit brings a deep understanding of XPO-specific business opportunities to the Board, including strategic and operational execution and avenues for growth within the LTL industry at large; and
- Extensive technical knowledge gained by Mr. Harik through his leadership of XPO's global innovation strategy and proprietary technology development is directly relevant to the freight transportation sector and highly valuable to the Board.

Michael Jesselson Independent Director since 2011

Age: 72



Mr. Jesselson has served as a director of the company since September 2, 2011, and served as lead independent director from March 2016 to October 31, 2022. He has been president and chief executive officer of Jesselson Capital Corporation since 1994. Mr. Jesselson served as a director of Ascendant Digital Acquisition Corp. III from November 2021 to February 2023, and as a director of Ascendant Digital Acquisition Corp. I from July 2020 to July 2021. He was a director of American Eagle Outfitters, Inc. (NYSE: AEO) from November 1997 to May 2017, including a tenure as lead independent director. Earlier, he worked at Philipp Brothers, a division of Engelhard Industries, from 1972 to 1981, then at Salomon Brothers Inc., in the financial trading sector. He is a director of C-III Capital Partners LLC, Clarity Capital and other private companies, as well as numerous philanthropic organizations. Mr. Jesselson also serves as the chairman of Bar Ilan University in Israel. He attended New York University School of Engineering.

Board Committees:
- Member of the Audit Committee

Other Public Company Boards: None.

Mr. Jesselson's Skills and Experience Aligned with XPO's Strategy:
- Significant experience with public company governance through prior service on the board of directors of American Eagle Outfitters, including as its lead independent director, contributes to the effective, independent oversight of XPO's Board and thoughtful approach to governance practices; and
- Mr. Jesselson's extensive investment expertise is important to XPO's business model as the company continues to invest in growth to generate value for its stockholders.

Allison Landry Independent Director since 2021
Vice Chair since 2022

Age: 45



Allison Landry has served as a director of the company since August 2, 2021 and as vice chair since November 1, 2022. From September 2005 to July 2021, she was a senior transportation research analyst with Credit Suisse, covering the trucking, railroad, airfreight and logistics industries. Previously, Ms. Landry served as a financial analyst and senior accountant with OneBeacon Insurance Company (now Intact Insurance Specialty Solutions). She holds an MBA degree from Boston University's Questrom School of Business, and a bachelor's degree in psychology from College of the Holy Cross.

Board Committees:
- Chair of the Nominating, Corporate Governance and Sustainability Committee
- Member of the Compensation and Human Capital Committee
- Member of the Operational Excellence Committee

Other Public Company Boards: None

Ms. Landry's Skills and Experience Aligned with XPO's Strategy:
- More than 15 years of experience in the transportation sector, equity markets, research and analysis give Ms. Landry an invaluable investor perspective and understanding of stockholder value creation as chair of the Board's Nominating, Corporate Governance and Sustainability Committee; and
- Significant experience in investments, financial analysis and valuation enables Ms. Landry to help guide XPO in identifying optimal strategic opportunities for profitable growth.

Irene Moshouris

Independent Director since 2022

Age: 63



Ms. Moshouris has served as a director of the company since November 1, 2022. She served as senior vice president-treasurer of United Rentals, Inc. (NYSE: URI) from April 2011 to June 2023, and previously held the position of vice president and treasurer from August 2006 to April 2011. Prior to United Rentals, Ms. Moshouris was vice president and deputy treasurer with Avon Products, Inc., corporate tax manager with GTE Corporation, tax director, pharmaceutical group with Sterling Winthrop Inc. and tax manager with Arthur Andersen & Co. She has also served as a director of Summit Materials, Inc. (NYSE: SUM) since January 2024. She holds a master of law in taxation from New York University School of Law, a juris doctorate degree from Brooklyn Law School and a bachelor's degree from Queens College.

Board Committees:

- Member of the Audit Committee
- Member of the Compensation and Human Capital Committee
- Member of the Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: Summit Materials, Inc. (NYSE: SUM)

Ms. Moshouris' Skills and Experience Aligned with XPO's Strategy:

- Financial leadership experience gained through her role as senior vice president and treasurer of United Rentals, as well as numerous treasury and tax management positions with global corporations, provides Ms. Moshouris with strong oversight skills necessary for a member of the Audit Committee; and
- International business experience, including roles in international treasury and global finance in Europe and Latin America, contributes to the Board's oversight of strategy, given the global nature of XPO's business.

Johnny C. Taylor, Jr.

Independent Director since 2021
Lead Independent Director since 2022

Age: 55



Mr. Taylor has served as a director of the company since August 2, 2021 and as lead independent director since November 1, 2022. He has served as president and chief executive officer of the Society of Human Resources Management (SHRM) since December 2017. Previously, Mr. Taylor served as president and chief executive officer of the Thurgood Marshall College Fund from May 2010 to December 2017. He has served as a member of the board of directors of Guild Education since February 2021 and of iCIMS, Inc. since March 2021. He has served as a trustee of the University of Miami since June 2017, as a corporate member of Jobs for America's Graduates since January 2018, and as a member of the National Board of Governors of the American Red Cross since June 2018. He has served as chairman of the President's Advisory Board on Historically Black Colleges and Universities and on the White House American Workforce Policy Advisory Board since February 2018. Mr. Taylor holds a juris doctorate degree and a master's degree from Drake University, and a bachelor's degree from the University of Miami.

Board Committees:

- Chair of the Compensation and Human Capital Committee

Other Public Company Boards: None

Mr. Taylor's Skills and Experience Aligned with XPO's Strategy:

- More than 25 years of experience in senior human resources, legal and business roles across a variety of industries and organizations contributes to the Board's oversight of business operations, while incorporating crucial legal and human capital considerations; and
- Expertise in human capital strategy and management, collective bargaining and labor relations, executive compensation, diversity and inclusion, workplace culture and leadership training comprise a critical skill set for the Board, given XPO's continued focus on human capital oversight and DE&I efforts.

ROLE OF THE BOARD

XPO's business and affairs are managed under the direction of our Board of Directors, except with respect to those matters reserved to our stockholders. Our Board establishes our overall corporate policies, selects and evaluates our senior management team, monitors the performance of our company and management, and provides advice and counsel to management. Our directors have full access to our management, internal and external auditors, and outside advisors to assist them in fulfilling the Board's responsibilities and furthering its mission to maximize long-term stockholder value.

BOARD LEADERSHIP STRUCTURE

Executive Chairman

Effective on November 1, 2022, upon the completion of the RXO spin-off, Mr. Jacobs, our company's founder, who had served as chairman and CEO since 2011, became executive chairman. Mr. Harik became CEO in a smooth transition, according to a previously announced succession plan. Our Board determined that splitting the chairman and CEO roles would be in the best interests of the company and our stockholders in order to position the company for success as a pure-play transportation company in North America. The Board believes that the executive chairman structure ensures stability for the company after years of transformation and provides strong strategic leadership and key support for management, particularly in the initial years of Mr. Harik's tenure as CEO.

As executive chairman, Mr. Jacobs is responsible for leading the Board and overseeing overall corporate strategy. His duties include facilitating strategic investor and other key stakeholder relationships, overseeing corporate development, and leading strategic risk oversight for the organization by focusing company leadership on critical risks, including but not limited to cyber readiness. Mr. Jacobs consults regularly with Mr. Harik and other members of management on growth strategies, human capital strategies, key stakeholder engagements and other strategic matters, and joins business operating review meetings to provide direction to leaders across the business.

In 2023, Mr. Jacobs played a critical role in XPO's achievements as executive chairman. In this capacity, he worked in collaboration with the rest of the Board, including Mr. Harik, to execute the following actions, and served as an external leadership voice for the company's interests:

- Oversaw the successful execution of the LTL 2.0 strategic plan, resulting in outperformance on critical financial metrics, including but not limited to revenue, operating income, EPS and relative performance of stock price;
- Worked to garner trust and support of the new leadership team and increase interest in XPO from the investment community, contributing to our stock's meaningful outperformance in 2023;
- Leveraged his decades of experience with successful M&A transactions to oversee the Board's approval of the company's acquisition of 28 strategically important LTL service centers formerly operated by Yellow Corporation, which our company believes will drive profitable growth through the accelerated expansion of our North American LTL network;
- Worked with the Nominating, Corporate Governance and Sustainability Committee to recruit a key new member of the Board in response to stockholder feedback, and to form the new Operational Excellence Committee of the Board to provide additional guidance to management on operational strategy and improvements;
- Worked with the CEO to recruit new members of the leadership team, including recruiting Mr. Bates, a seasoned leader from a top-tier LTL competitor, to fill the new role of chief operating officer;
- Worked with the Compensation and Human Capital Committee to increase its focus on human capital; and
- Provided leadership on strategic risk oversight, increasing the focus of the Board and the executive team on management of critical risks, including cyber readiness.

The Board regularly reviews the leadership structure to determine the most appropriate structure for XPO and its stockholders at a given time, considering the company's needs, circumstances and opportunities, in accordance with the Board's fiduciary duty. Based on its review, the Board believes the current leadership structure is best suited for the business at this time. The Board will continue to evaluate the company's leadership structure on an ongoing basis.

Lead Independent Director

Our Board is committed to providing effective independent oversight of our business. To strengthen its independent decision-making, our Board has approved a set of Corporate Governance Guidelines (the "Guidelines") which provide that the Board's independent directors may appoint a lead independent director who presides over executive sessions of the independent directors. The position of lead independent director includes, among other duties:

- Presiding at executive sessions of outside directors and at meetings of the Board where the chairman is not present;
- Coordinating with the chairman with respect to meeting agendas and approving final meeting agendas, to ensure a focus on critical matters and sufficient time for informed discussion of issues;

- Coordinating with the chairman as to appropriate Board meeting schedules to enable sufficient time being available for discussion of all agenda items;
- Coordinating with the chairman on the materials sent to the Board, and approving final meeting materials;
- Calling and chairing sessions of the Independent Directors;
- Ensuring availability for consultation and direct communication as appropriate; and
- Serving as a liaison between the chairman and the non-management directors.

The lead independent director also serves as a liaison between the executive chairman and the independent directors. Together with the executive chairman, the lead independent director reviews and approves Board meeting agendas to be distributed to our Board in order to ensure focus on critical matters and sufficient time for informed discussion of issues. The lead independent director is also available to meet with significant stockholders as required.

Mr. Taylor has served the Board as lead independent director since November 1, 2022.

Vice Chair

In addition, the Guidelines establish an independent vice chair position as a component of strong corporate governance. The Board's vice chair is an independent director with authorities and duties that include, among others: (i) presiding at meetings of the Board where the executive chairman and lead independent director are not present; (ii) assisting the executive chairman, when appropriate, in carrying out his or her duties; (iii) assisting the lead independent director, when appropriate, in carrying out his or her duties; and (iv) such other duties, responsibilities and assistance as the Board or the executive chairman may determine, including stockholder engagement.

Ms. Landry has served the Board as vice chair since November 1, 2022.

Further information regarding the positions of lead independent director and vice chair is set forth in the Guidelines, which are available on our Investor Relations website at investors.xpo.com under the heading *Corporate Governance Highlights*.

BOARD EVALUATION PROCESS

The Board is responsible for conducting an annual self-evaluation as a whole and of each Board committee. The Nominating, Corporate Governance and Sustainability Committee is responsible for establishing the evaluation criteria each year depending on XPO's business needs and evolving market practices, including for purposes of determining whether the Board and Board committees are functioning effectively, and implementing the process for such evaluation.

BOARD REFRESHMENT AND DIRECTOR SUCCESSION PLANNING

Our Board is committed to ensuring that its composition includes a range of expertise aligned with the company's business, as well as fresh perspectives on strategy. One of the ways the Board acts on this commitment is through the thoughtful refreshment of directors when appropriate. When selecting new directors, our Board considers, among other things, the nominee's breadth of experience, financial expertise, integrity, ability to make independent analytical inquiries, understanding of our business environment, skills in areas relevant to our growth drivers and willingness to devote adequate time to Board duties — all in the context of the needs of the Board at that point in time, and with the objective of ensuring a diversity of backgrounds, expertise, and viewpoints. Our Board endeavors to include highly qualified women and individuals from historically underrepresented groups in the candidate pool, and has engaged in a purposeful process of regular refreshment. The Nominating, Corporate Governance and Sustainability Committee assesses the effectiveness of its diversity efforts through periodic evaluations of the Board's composition.

With the completion of the RXO spin-off, the composition of the Board changed to align more closely to the remaining company's business and strategy. Three directors stepped down from the Board, five directors, including Mr. Jacobs, remained on the Board, and three new directors, including Mr. Harik, our CEO, joined the Board. In March 2023, the Board appointed an additional new director. Each director brings valuable experience and perspectives that complement those of the other directors. The Board has ensured a smooth integration and onboarding process for new directors, and believes the current mix of director tenures provides XPO with a balance of long-term institutional knowledge and fresh perspectives.

See *Director Selection Process* below for further information on the Board's procedures in selecting director candidates.

OUTSIDE DIRECTORSHIPS

Each director on the Board is expected to ensure that current and future commitments outside of XPO, including employment responsibilities and service on the boards of other entities, do not materially interfere with the director's service to our company. As codified in the Guidelines, directors are instructed to advise the chairman, the vice chair, the lead independent director and the chair of the Nominating, Corporate Governance and Sustainability Committee in advance of accepting an invitation to serve on another public company board.

The Nominating, Corporate Governance and Sustainability Committee regularly reviews each directors' ability to serve on XPO's Board, taking into consideration the number of each director's outside public company board commitments and conducting a particularly focused review of a director's availability to fulfill his or her responsibilities as a director if her or she serves on more than three other public company boards. No members of XPO's Board currently serve on more than three other public company boards. The Committee has reviewed XPO's nominees for the Annual Meeting and has determined that all directors have the willingness and capacity to serve effectively on XPO's Board.

SUCCESSION PLANNING AND MANAGEMENT DEVELOPMENT

XPO's succession planning is a Board-driven, collaborative process. The Compensation and Human Capital Committee is responsible for conducting succession planning for the executive officers and for reviewing management's succession planning and talent assessment for the company's leadership team and other key employees. While the current CEO has an important role to play, the Board is also responsible for the plan for succession and collaborates with the CEO in deciding the timing and the necessary qualifications. Additionally, the Board will determine policies regarding CEO succession in the event of an emergency or the retirement of the CEO.

COMMITTEES OF THE BOARD AND COMMITTEE MEMBERSHIP

The Audit Committee, the Compensation and Human Capital Committee, and the Nominating, Corporate Governance and Sustainability Committee have written charters that comply with applicable rules of the U.S. Securities and Exchange Commission (the "SEC") and with the rules set forth in the Listed Company Manual (the "NYSE Rules") of the New York Stock Exchange (the "NYSE"). The Operational Excellence Committee has a charter approved by the Board. These charters are available at www.xpo.com. You may obtain a printed copy of any of these charters, without charge, by sending a request to: Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831.

The Audit Committee, the Compensation and Human Capital Committee, and the Nominating, Corporate Governance and Sustainability Committee are each comprised entirely of independent directors within all applicable standards, as discussed below. Our Board's general policy is to review and approve committee assignments annually. After consulting with our executive chairman and considering director qualifications, the Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board all committee assignments, including the roles of committee chairs. Each committee is authorized to retain, in its sole authority, its own outside counsel and other advisors as it desires, at the company's expense. Also, each committee may form and delegate authority to subcommittees when appropriate. Our Board may eliminate or create additional committees as it deems appropriate. As such, in April 2023, the Board established the Operational Excellence Committee, focused on overseeing the company's operational strategy and progress.

The following table sets forth the membership of each of our Board committees as of the date of this Proxy Statement. Mr. Jacobs does not serve on any Board committees.

Name	Audit Committee	Compensation and Human Capital Committee	Nominating, Corporate Governance and Sustainability Committee	Operational Excellence Committee
Jason Aiken*	C			
Bella Allaire			✓	
J. Wes Frye				✓
Mario Harik				C
Michael Jesselson	✓			
Allison Landry		✓	C	✓
Irene Moshouris	✓	✓	✓	
Johnny C. Taylor, Jr.		C		

C = Committee chair ✓ = Committee member * = Audit Committee Financial Expert

A summary of the committees' responsibilities is as follows:

Audit Committee. Our Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to assist our Board in fulfilling its responsibilities in a number of areas, including, without limitation, oversight of: (i) our accounting and financial reporting processes, including our systems of internal controls and disclosure controls; (ii) the integrity of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent registered public accounting firm; (v) the performance of our independent registered public accounting firm and internal audit function; and (vi) related-party transactions. Each member of the Audit Committee satisfies all applicable independence standards, has not participated in the preparation of our financial statements at any time during the past three years, and is able to read and understand fundamental financial statements. From January 1, 2023, to the date of this Proxy Statement, the Audit Committee has been comprised of the following three directors: Mr. Aiken (chair), Mr. Jesselson and

Ms. Moshouris. Our Board has determined that Mr. Aiken qualifies as an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K under the Exchange Act. During 2023, the Audit Committee met six times and acted twice via unanimous written consent.

Compensation and Human Capital Committee. The primary responsibilities of the Compensation and Human Capital Committee are, among other things: (i) to oversee the administration of our compensation programs; (ii) to review and approve the compensation of our executive management; (iii) to review company contributions to qualified and non-qualified plans; (iv) to prepare any report on executive compensation required by SEC rules and regulations; and (v) to retain independent compensation consultants and oversee the work of such consultants. During 2023, the Compensation and Human Capital Committee met eight times and, in addition, acted four times via unanimous written consent to deliberate on a range of matters relating to compensation, including:

- Certification of goal attainment for PSU awards;
- Director and executive compensation benchmarking, compared to market levels of pay;
- Trends in executive pay practices and relevant developments within the regulatory landscape;
- Executive compensation decision frameworks and strategies for cash and LTI compensation;
- Thresholds, targets and/or maximum values related to cash compensation;
- Risk assessment of incentive compensation plans;
- NEO performance evaluations with respect to financial and non-financial goals and expectations;
- Approval of compensation decisions for directors and executive officers;
- Evaluation of share utilization (i.e., burn rate and dilution) in our employee equity plan;
- Compliance with executive stock ownership guidelines;
- Material changes in benefit plans across the company;
- Cash bonus accruals for employees in our company's annual incentive plan, based on financial performance of each business;
- Review and certification of compensation advisor independence; and
- Inclusion of the compensation, discussion and analysis disclosure in the company's annual proxy statement and its incorporation by reference into the company's Annual Report on Form 10-K for the year ended December 31, 2023 (the "2023 Form 10-K").

From January 1, 2023 to the date of this Proxy Statement the Compensation and Human Capital Committee has been comprised of the following three directors: Mr. Taylor (chair), Ms. Landry and Ms. Moshouris.

Nominating, Corporate Governance and Sustainability Committee. The primary responsibilities of the Nominating, Corporate Governance and Sustainability Committee are, among other things: (i) to identify individuals qualified to become Board members and recommend that our Board select such individuals to be presented for stockholder consideration at the Annual Meeting or to be appointed by the Board to fill a vacancy; (ii) to make recommendations to the Board concerning committee appointments; (iii) to develop, recommend to the Board and annually review the Guidelines and oversee corporate governance matters; (iv) to support the Board in its oversight of our company's sustainability strategies, performance and external disclosures, including sustainability matters and related stakeholder engagement; and (v) to oversee an annual evaluation of our Board and its committees. From January 1, 2023 to the date of this Proxy Statement, the Nominating, Corporate Governance and Sustainability Committee has been comprised of the following three directors: Ms. Landry (chair), Ms. Allaire and Ms. Moshouris. The Nominating, Corporate Governance and Sustainability Committee met three times during 2023 and acted once via unanimous written consent.

Operational Excellence Committee. The Operational Excellence Committee is a standing committee of the Board formed on April 12, 2023. The primary responsibilities of the Operational Excellence Committee are to review the company's strategies and objectives with respect to operational excellence, including financial and operational performance, and continuous improvement of service quality, efficiency, cost control, safety and technological innovation. The Operational Excellence Committee will also review, with management, the reports and key performance indicators relating to our company's progress with operational excellence and achievement against the company's strategic expectations and objectives. From its inception in April 2023 to the date of this Proxy Statement, the Operational Excellence Committee has been comprised of the following three directors: Mr. Harik (chair), Mr. Frye and Ms. Landry. The Operational Excellence Committee met five times during 2023.

Our Board of Directors held 11 meetings during 2023. Each person currently serving as a director attended at least 75% of the aggregate meetings of the Board and any committee(s) on which he or she served during the time he or she served on the Board or committee(s). In addition, during 2023, our Board acted eight times via unanimous written consent.

Our directors are expected to attend our annual meetings. Any director who is unable to attend is expected to notify the chairman of the Board in advance of the meeting date. All of our directors then serving and standing for re-election attended the 2023 Annual Meeting of Stockholders.

BOARD RISK OVERSIGHT

Our Board of Directors provides overall risk oversight, with a focus on the most significant risks facing our company. In addition, the Board is responsible for ensuring that appropriate crisis management and business continuity plans are in place. The management of risks to our business, and the execution of contingency plans, are primarily the responsibility of our senior management team.

Our Board and senior management team regularly discuss the company's business strategy, operations, policies, controls, prospects, and current and potential risks. These discussions include approaches for assessing, monitoring, mitigating, and controlling risk exposure. The full Board oversees the company's cybersecurity risk management program; see *Board Oversight of Information Technology and Cybersecurity Risk Management* below. The Board has delegated responsibility for the oversight of other specific risks to special committees as follows:

AUDIT COMMITTEE	COMPENSATION AND HUMAN CAPITAL COMMITTEE	NOMINATING, CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE
▪ Oversees the policies that govern the process by which our exposure to risk is assessed and managed by management. In that role, the Audit Committee discusses major financial risk exposures with our management and discusses the steps that management has taken to monitor and control these exposures. ▪ Responsible for reviewing risks arising from related-party transactions involving our company, and for overseeing our companywide Code of Business Ethics and overall compliance with legal and regulatory requirements.	▪ Monitors the risks associated with our compensation philosophy and programs. ▪ Ensures that the company's compensation structure strikes an appropriate balance in motivating our senior executives to deliver long-term results for the company's stockholders, while simultaneously holding our senior leadership team accountable.	▪ Oversees risks related to our governance structure and processes, as well as risks associated with the company's corporate sustainability practices and reporting. ▪ Oversees the company's political activity and, pursuant to our Political Activity Policy, has final approval over all proposed political contributions by the company.

BOARD OVERSIGHT OF HUMAN RESOURCES MANAGEMENT

Our management team and Board are committed to creating an engaging workplace for our employees and attracting a high caliber of talent to our organization. Our success relies in large part on our robust governance structure and Code of Business Ethics, our good corporate citizenship and, importantly, engaged employees who embrace our values. Our management team and Board work together in a transparent manner that enables open communication, including with respect to human resources-related matters. Our directors have access to information about our human resources operations and plans, and our Chief Human Resources Officer ("CHRO") attends and regularly presents at meetings of our Board. Additionally, all members of the Board are invited to attend internal monthly operating review meetings with business leaders. These meetings include discussions about human capital management topics, such as employee health and safety, sustainability initiatives and employee engagement. The Compensation and Human Capital Committee met eight times during 2023 and acted an additional four times via unanimous written consent. The Committee discussions focused on executive compensation, workplace culture and other items related to human resources management.

As a people-driven company with a strong customer service culture, our ability to be an employer of choice and a business partner of choice are intertwined. We have an unwavering commitment to a workplace culture that places a premium on safety, as well as professional growth, engagement and competitive total compensation and benefits for our employees. These and many other aspects of our culture help us attract and retain a high caliber of talent to our organization. Our CHRO has primary responsibility for our human capital management strategy, including recruiting, developing, engaging and retaining employees who share our work ethic and values. Our CHRO is also responsible for the design of employee compensation and benefits programs. In addition to our employment culture, our success relies on our company's robust governance structure, our Code of Business Ethics and the importance we place on being a good corporate citizen. Ultimately, our decisions and actions are guided by XPO's values — overachieve for customers, be safe, be accountable, always improve, respect each other and be world-class in every way. We continue to focus on maintaining our position as an employer of choice with an unwavering commitment to workplace inclusion and safety, as well as a competitive total compensation that meets the needs of our employees and their families. We are responsive to employee feedback in enhancing our workplaces to support the safety, well-being and satisfaction of our team in the following areas, among others:

- *Workplace Belonging:* We take pride in having an inclusive workplace that encourages a diversity of skills and perspectives. We welcome employees of every gender identity, sexual orientation, race, ethnicity, national origin, religion, life experience and disability. We celebrate Black history, women's history, LGBTQ+ pride, Hispanic heritage, Native American heritage, Asian American heritage, and military veterans, and we sponsor multicultural employee resource groups.
- *Health and Safety:* The physical and emotional safety of our employees is paramount, and we have numerous protocols in place to ensure a safe work environment. We developed our Road to Zero program to decrease occupational injuries and illnesses through

education, mentoring, communication and on-the-job training that instills awareness and reduces risk. These same priorities are emphasized when we train new commercial driver candidates at our inhouse LTL driver training schools nationwide, where veteran XPO driver-instructors reinforce our safety culture. As part of Road to Zero, we track accident-free miles and recognize XPO drivers who have achieved million-mile safety milestones. As of December 31, 2023, more than 2,475 of our LTL drivers have achieved a safety designation of at least one million accident-free miles, with 194 of these drivers meeting this threshold in 2023. In 2022, we announced a landmark personal achievement — our first driver to reach four million accident-free miles, which is the highest driver safety record in XPO's history.

- *Employee Engagement and Development*: XPO's executive leadership team regularly solicits feedback from employees to gauge our progress, assess satisfaction and encourage constructive suggestions. Each quarter, we ask our "wired" employees to submit their input through an anonymous online satisfaction survey. In the U.S., we also conduct an annual satisfaction survey of our "non-wired" frontline employees, and hold regular roundtables and town halls. Based on employee feedback, we develop action plans at the business unit and facility levels to implement targeted improvements. In 2023, our annual engagement survey yielded a participation rate of over 80%, and employee satisfaction scores rose to their highest historical levels. XPO was named a 2023 "Top Company for Women to Work for in Transportation" by the Women in Trucking Association, a 2024 "Top 25 Veteran Employer" by military.com, and one of "America's Best Large Employers" by Forbes for the third time. We emphasize professional development and the identification of top industry talent in all aspects of our talent development process. Our professional development initiatives include Grow at XPO, RISE, XPO Accelerate and our XPO Freight Management Training program.
- *Expansive Total Rewards:* Our total compensation package is instrumental in providing a superior employment experience and conveys how much we appreciate each employee's choice of XPO. Our total compensation package is instrumental to our rewarding workplace culture and conveys our appreciation to employees for choosing XPO. We also offered comprehensive health plan options, a pregnancy care policy, family bonding policy, tuition reimbursement, company contributions to 401(k) retirement accounts and additional benefits, such as virtual preventive health care, virtual physical therapy and diabetes management services at no cost to employees, as well as supplemental insurance, short-term loans and a personalized Total Rewards Statement.

For additional information about the progress of our global organization in these key areas, see Human Capital Management included in Part I, Item 1 of our 2023 Form 10-K.

BOARD OVERSIGHT OF SUSTAINABILITY MATTERS

Our commitment to advancing sustainability is reflected in our efforts to continually improve our performance on matters that serve the interests of our stakeholders — our stockholders, customers, employees and the communities in which we work and live. The XPO Board of Directors supports these efforts by providing oversight of, and engagement with management regarding, various sustainability initiatives. Since 2020, the Board's Nominating, Corporate Governance and Sustainability Committee has operated under a charter that describes the Nominating, Corporate Governance and Sustainability Committee's purpose as, in part, overseeing the work of management regarding the development of sustainability strategies and associated performance and disclosures. The chair and members of the Nominating, Corporate Governance and Sustainability Committee periodically meet with management to discuss the development and progress of sustainability matters, including the preparation and publication of XPO's externally facing sustainability disclosures.

BOARD OVERSIGHT OF INFORMATION TECHNOLOGY AND CYBERSECURITY RISK MANAGEMENT

Our Board of Directors maintains direct oversight over information technology and cybersecurity risk. Directors receive regular updates from management regarding information technology and cybersecurity governance processes, the status of projects to strengthen internal cybersecurity, and the results of security breach simulations. The Board provides feedback on these matters, and also discusses relevant incidents in the industry and the evolving threat landscape. Our Board will be informed of all material cybersecurity incidents, and our information security program includes procedures for calling a special session of the Board in the event of a high-risk or critical-risk cybersecurity incident. In addition, our response measures include procedures to provide updates to senior management and the Board in the event of an ongoing incident.

Our company has a robust cybersecurity team managed by our chief information security officer (the "CISO"). The cybersecurity team continuously reviews legislative, regulatory, and technical developments related to cybersecurity, and enhances our information security capabilities in order to protect against potential threats. The CISO, who reports directly to our chief information officer, provides periodic reports to our Board, as well as to our chief executive officer, chief information officer, and other members of senior management as appropriate. To foster a strong cybersecurity business environment, our CISO meets regularly with his team and key personnel to share information about potential cybersecurity events, monitor, prevent and detect potential cybersecurity incidents, and develop reports for senior management.

As part of our information security program, our CISO and his team integrate our information security measures and evaluation of potential cybersecurity risks into our company's overall risk management processes.

In the event that a cybersecurity incident occurs, our incident response team, composed of members of our information security team and other key personnel, identifies, evaluates and quantifies the relevant risk based on available information, and classifies the severity of the cybersecurity incident based on the level of risk to the company. Our measures are regularly evaluated by internal and external experts, with the results of those reviews reported to senior management and the Board. To date, XPO has not experienced any cybersecurity threats or incidents which have materially affected, or are reasonably likely to materially affect, the company.

We are committed to continually improving our detection and recovery processes and have implemented an information security training program that all employees are required to complete at regular intervals. Additionally, our company has obtained an information security risk insurance policy.

DIRECTOR SELECTION PROCESS

The Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board of Directors all nominees for election to the Board, including nominees for re-election to the Board, after consultation with the chairman of the Board and in accordance with our company's contractual obligations.

Under the terms of the Investment Agreement dated June 13, 2011 (the "Investment Agreement"), by and among Jacobs Private Equity, LLC ("JPE"), the other investors party thereto (collectively with JPE, the "Investors"), and our company, JPE has the right to designate certain percentages of the nominees for our Board of Directors so long as JPE owns securities representing specified percentages of the total voting power of our capital stock on a fully-diluted basis. JPE does not currently own securities representing the required voting power to qualify for the right to designate nominees for our Board. The foregoing rights of JPE under the Investment Agreement are in addition to, and not in limitation of, JPE's voting rights as a holder of capital stock of our company. The Investment Agreement does not grant special voting rights to JPE or the other Investors; each share of our company's stock votes equally for each director. JPE is controlled by Mr. Jacobs, our executive chairman. The Investment Agreement and the terms contemplated therein were approved by our stockholders at a special meeting on September 1, 2011. None of the foregoing will prevent our Board from acting in accordance with its fiduciary duties or applicable law or stock exchange requirements or from acting in good faith in accordance with our governing documents, while giving due consideration to the intent of the Investment Agreement.

In considering new nominees for election to our Board (subject to the contractual rights granted to JPE pursuant to the Investment Agreement), the Nominating, Corporate Governance and Sustainability Committee considers, among other things, breadth of experience, financial expertise, wisdom, integrity, an ability to make independent analytical inquiries, an understanding of our company's business environment, knowledge and experience in areas such as technology, marketing and other disciplines relevant to our company's businesses, the nominee's ownership interest in our company, and a willingness and ability to devote adequate time to Board duties, all in the context of the needs of the Board at that point in time and with the objective of ensuring diversity in the background, experience and viewpoints of Board members. The Nominating, Corporate Governance and Sustainability Committee assesses the effectiveness of its diversity efforts through periodic evaluations of the Board's composition. Our Board also endeavors to include diverse individuals in the candidate pool, and has engaged in a purposeful process of regular refreshment.

Subject to the contractual rights granted to JPE pursuant to the Investment Agreement, the Nominating, Corporate Governance and Sustainability Committee may identify potential nominees for election to our Board from a variety of sources, including recommendations from current directors or management, recommendations from our stockholders or any other source the committee deems appropriate, including engaging a third-party consulting firm to assist in identifying independent director candidates.

Our Board will consider nominees submitted by our stockholders, subject to the same factors that are brought to bear when it considers nominees referred by other sources. Any stockholder who wishes to nominate a potential director candidate must follow the specific requirements set forth in our bylaws, which are summarized below. We did not receive any director nominees from our stockholders for the Annual Meeting.

Our bylaws require that a stockholder who wishes to nominate an individual for election as a director at our annual meeting must give us advance written notice. The notice must be delivered to or mailed and received by the secretary of our company not less than 90 days, and not more than 180 days, prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year's annual meeting. As more specifically provided in our bylaws, any nomination must include: (i) the nominator's name and address and the number of shares of each class of our capital stock that the nominator owns; (ii) a representation that the nominator is a holder of record of stock entitled to vote at the annual meeting, will continue to be a stockholder of record through the date of the annual meeting and intends to appear in person or by proxy at the annual meeting; (iii) the name and address of any person with whom the nominator is acting in concert and the number of shares of each class of our capital stock that any such person owns; (iv) a certification that each such stockholder, such beneficial owner or any of their respective affiliates or associates, or others acting in concert therewith, has complied with all applicable federal, state and other legal requirements in connection with its acquisition of XPO shares or other securities; (v) the information with respect to each such proposed director nominee that would be required to be (a) set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) or an amendment pursuant to Rule 13d-2(a), and (b) provided in a proxy statement prepared in accordance with applicable SEC rules; (vi) the consent of the proposed candidate to serve as a member of our Board; and (vii) a completed director questionnaire signed by such nominee. A copy of our bylaws may be obtained by sending a request to: Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

Pursuant to the Guidelines, our company provides new directors with an orientation program to familiarize them with, among other things, the company's business, strategic plans, significant financial, accounting and risk management issues, compliance programs, conflict policies, Code of Business Ethics, the Guidelines, principal officers, and internal and external auditors.

Each director is expected to participate in continuing education programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a director. The company reimburses directors for the reasonable costs of attending such programs.

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation of each person who served as a non-employee director of our company during 2023.

2023 Director Compensation Table[(1)]

Name	Fees Earned in Cash[(2)]	Stock Awards[(3)]	Total
Jason Aiken[(4)]	$105,000	$190,000	$295,000
Bella Allaire[(5)]	80,000	190,000	270,000
J Wes Frye[(6)]	75,333	155,644	230,977
Michael Jesselson[(7)]	80,000	190,000	270,000
Allison Landry[(8)]	135,000	190,000	325,000
Irene Moshouris[(9)]	80,000	190,000	270,000
Johnny C. Taylor, Jr.[(10)]	125,000	190,000	315,000

(1) Compensation information for Mr. Jacobs and Mr. Harik, who are NEOs of our company, is disclosed in this Proxy Statement under the heading *Executive Compensation — Compensation Tables*. Mr. Jacobs and Mr. Harik did not receive additional compensation for their service as a director.

(2) The amounts reflected in this column represent the fees earned by each director for his or her Board service during 2023. Because the fees are paid in arrears and fourth quarter payments are received during the following calendar year, fees earned more accurately represent the compensation received by our directors.

(3) The amounts reflected in this column represent an annual grant amount made in 2023 as discussed in more detail below. Each director serving on January 3, 2023 was granted an award of 5,480 restricted stock units ("RSUs"), corresponding to the value of $190,000. Mr. Frye joined the company's board on March 8, 2023 and received a prorated award of 4,447 RSUs worth $155,644 on March 15, 2023. These awards vested on January 2, 2024.

(4) As of December 31, 2023, Mr. Aiken held 9,520 RSUs. As of the Record Date, Mr. Aiken directly owns 6,400 shares of our common stock and 4,040 RSUs that are or will become vested within 60 days of the Record Date, as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management*.

(5) As of December 31, 2023, Ms. Allaire held 5,480 RSUs. As of the Record Date, Ms. Allaire directly owns 6,382 shares of our common stock as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management*.

(6) As of December 31, 2023, Mr. Frye held 4,447 RSUs. As of the Record Date, Mr. Frye directly and indirectly owns 7,447 shares of our common stock as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management*.

(7) As of December 31, 2023, Mr. Jesselson held 21,368 RSUs. As of the Record Date, Mr. Jesselson directly and indirectly owns a total of 295,509 shares of our common stock and 15,888 RSUs that are or will become vested within 60 days of the Record Date, as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management.*

(8) As of December 31, 2023, Ms. Landry held 5,480 RSUs. As of the Record Date, Ms. Landry directly owns a total of 8,840 shares of our common stock as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management.*

(9) As of December 31, 2023, Ms. Moshouris held 5,480 RSUs. As of the Record Date, Ms. Moshouris directly owns 6,382 shares of our common stock as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management.*

(10) As of December 31, 2023, Mr. Taylor held 9,520 RSUs. As of the Record Date, Mr. Taylor directly owns a total of 6,400 shares of our common stock and 4,040 RSUs that are or will become vested within 60 days of the Record Date, as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management.*

The compensation of our directors is subject to approval by our Board of Directors, which is based, in part, on the recommendation of the Compensation and Human Capital Committee. Directors who are employees of our company do not receive additional compensation for service as members of either our Board or its committees.

For service during calendar year 2023, our non-employee directors received an annual cash retainer of $80,000, payable quarterly in arrears, and time-based restricted stock units ("Time-Based RSUs") worth $190,000. The annual grant of such Time-Based RSUs was made on the first business day of 2023 (the "RSU Grant Date") and the number of units was determined by dividing $190,000 by the average of the closing prices of the company's common stock on the 10 trading days immediately preceding the RSU Grant Date. The grant vested on the first business day of 2024. The vice chair of the Board received an additional $25,000 annual cash retainer, payable quarterly in arrears. The lead independent director received an additional $25,000 annual cash retainer, payable quarterly in arrears. The chairs of the Audit Committee, Compensation and Human Capital Committee, and Nominating, Corporate Governance and Sustainability Committee received an additional cash retainer of $25,000, $20,000 and $20,000, respectively, payable quarterly in arrears. The non-employee members of the Operating Excellence Committee each received an annual $20,000 cash retainer, payable quarterly in arrears, prorated from July 1, 2023.

No other fees are paid to our directors for their attendance at or participation in meetings of our Board or its committees. We reimburse our directors for expenses incurred in the performance of their duties, including reimbursement for air travel and hotel expenses.

In 2016, our Board adopted a stock ownership policy establishing guidelines for stock retention requirements that apply to our non-employee directors and executive officers. Non-employee directors are subject to stock ownership guidelines of six times the annual cash retainer. To determine compliance with these guidelines, generally, common shares held directly or indirectly, vested RSUs subject to deferred delivery of stock, and unvested RSUs subject solely to time-based vesting count toward meeting the stock ownership guidelines. Stock options and equity-based awards subject to performance-based vesting conditions do not count toward meeting stock ownership guidelines until they have been exercised or the performance conditions are met, as applicable. Until the guidelines are met, 70% of shares received upon settlement of equity-based awards are required to be retained by the director. A revised policy was adopted by the Board in June 2023, extending the period by when a newly-appointed director is required to reach the required ownership level from three years to five years from the date of his or her appointment. As of the Record Date, all members of our Board were in compliance with the policy.

COMPENSATION AND HUMAN CAPITAL COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our Compensation and Human Capital Committee have been an officer or employee of our company. During 2023, there were no material reportable transactions between the company and the members of the Compensation and Human Capital Committee and none of our executive officers served on any compensation committee or board of directors of any entity that has one or more executive officers serving on our Compensation and Human Capital Committee or on our Board of Directors.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS ETHICS

Our Board of Directors is committed to sound corporate governance principles and practices. Our Corporate Governance Guidelines (the "Guidelines") serve as a framework within which our Board conducts its operations. Among other things, the Guidelines include criteria for determining the qualifications and independence of the members of our Board, requirements for the standing committees of our Board and responsibilities for members of our Board, including meeting attendance, and responsibility for conducting an annual evaluation of the effectiveness of our Board and its committees. The Nominating, Corporate Governance and Sustainability Committee is responsible for reviewing the Guidelines annually, or more frequently as appropriate, and recommending appropriate changes to our Board in light of applicable laws and regulations, the governance standards identified by leading governance authorities, and our company's evolving needs.

XPO has a Code of Business Ethics (the "Code") that applies to our directors and executive officers, as well as our company at large. The Code is designed to deter wrongdoing, promote the honest and ethical conduct of all employees, promote compliance with applicable governmental laws, rules and regulations, and provide clear channels for reporting concerns. The Code constitutes a "code of ethics" as defined by the SEC in Item 406(b) of Regulation S-K. We intend to satisfy the disclosure requirements under applicable SEC rules relating to amendments to the Code or waivers of any provision of the Code as applicable to our principal executive officer, our principal financial officer and our principal accounting officer, by posting such disclosures on our website pursuant to SEC rules. The Guidelines and our Code are available on our Investor Relations website at investors.xpo.com, under the heading *Corporate Governance Highlights*. In addition, you may obtain a printed copy of these documents, without charge, by sending a request to: Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831.

DIRECTOR INDEPENDENCE

Under the Guidelines, our Board of Directors is responsible for making independence determinations annually with the assistance of the Nominating, Corporate Governance and Sustainability Committee. Such independence determinations are made by reference to the independence standard under the Guidelines and the definition of "independent director" under Section 303A.02 of the NYSE Rules. Our Board has affirmatively determined that each person who served as a director during any part of 2023, except for Mr. Jacobs, the executive chairman of the Board, and Mr. Harik, our CEO, satisfies the independence standards under the Guidelines and the NYSE Rules.

In addition to the independence standards provided in the Guidelines, our Board has determined that each director who serves on our Audit Committee satisfies standards for independence of Audit Committee members established by the SEC and the NYSE Rules; that is, the director may not: (i) accept directly or indirectly any consulting, advisory or other compensatory fee from our company other than their director compensation, or (ii) be an affiliated person of our company or any of its subsidiaries. Our Board has also determined that each member of the Compensation and Human Capital Committee satisfies the NYSE standards for independence of Compensation and Human Capital Committee members. In making the independence determinations for each director, our Board and the Nominating, Corporate Governance and Sustainability Committee analyzed certain relationships of the directors including both those that were not required to be disclosed pursuant to Item 404(a) of Regulation S-K and those required to be disclosed pursuant to Item 404(a) of Regulation S-K as set forth below in the section titled Certain Relationships and Related-Party Transactions. For Mr. Aiken, Ms. Moshouris and Mr. Taylor, the relationships not required to be disclosed below include ordinary course commercial transactions between our company and the companies at which Mr. Aiken, Ms. Moshouris and Mr. Taylor serve or served in a leadership capacity.

STOCKHOLDER COMMUNICATION WITH THE BOARD

Stockholders and other parties interested in communicating with our Board of Directors, any Board committee, any individual director, including our lead independent director, or any group of directors (such as our independent directors) should send written correspondence to: Board of Directors c/o Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831. Note that we will not forward communications to the Board that qualify as spam, junk mail, mass mailings, resumes or other forms of job inquiries, surveys, business solicitations or advertisements.

STOCKHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

Stockholder proposals intended to be presented at our 2025 Annual Meeting of Stockholders must be received by our Corporate Secretary no later than December 3, 2024, in order to be considered for inclusion in our proxy materials, pursuant to Rule 14a-8 under the Exchange Act.

As more specifically provided for in our bylaws, no business may be brought before an annual meeting of our stockholders unless it is specified in the notice of the annual meeting or is otherwise brought before the annual meeting by or at the direction of our Board of Directors or by a stockholder entitled to vote and who has delivered proper notice to us not less than 90 days, and not more than 180 days, prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year's annual meeting. For example, assuming that our 2025 Annual Meeting of Stockholders is held on or after May 16, 2025, any stockholder proposal to be considered at the 2025 Annual Meeting of Stockholders, including nominations of persons for election to our Board, must be properly submitted to us no earlier than November 17, 2024 and no later than February 15, 2025.

Additionally, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 17, 2025.

Detailed information for submitting stockholder proposals or nominations of director candidates will be provided upon written request sent to: Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Under its written charter, the Audit Committee of our Board of Directors is responsible for reviewing and approving or ratifying any transaction between our company and a related person (as defined in Item 404 of Regulation S-K) that is required to be disclosed under the rules and regulations of the SEC. Our management is responsible for bringing any such transaction to the attention of the Audit Committee. In approving or rejecting a related-person transaction, the Audit Committee considers the relevant facts and circumstances, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence.

Since January 1, 2023, we have not been a participant in any transaction or series of similar transactions in which the amount exceeded or will exceed $120,000, and in which any current director, executive officer, holder of more than 5% of our capital stock, or any member of the immediate family of the foregoing, had or will have a material interest, except for the transactions previously disclosed in this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of our voting securities as of the Record Date by: (i) each person who is known by us, based solely on a review of public filings, to be the beneficial owner of more than 5% of any class of our outstanding voting securities; (ii) each director; (iii) each NEO; and (iv) all executive officers and directors as a group. None of the foregoing persons beneficially owned any shares of equity securities of our subsidiaries as of the Record Date.

Under applicable SEC rules, a person is deemed to be the "beneficial owner" of a voting security if such person has (or shares) either investment power or voting power over such security or has (or shares) the right to acquire such security within 60 days by any of a number of means, including upon the exercise of options or warrants or the conversion of convertible securities. A beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held solely by the beneficial owner, and which are exercisable or convertible within 60 days, have been exercised or converted. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting securities shown as being owned by them. Unless otherwise indicated, the address of each beneficial owner in the table below is: c/o XPO, Inc., Five American Lane, Greenwich, Connecticut 06831.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Outstanding[1]
Beneficial Ownership of 5% or more:		
MFN Partners, LP[2]	12,675,369	10.9%
The Vanguard Group[3]	10,923,106	9.4%
BlackRock, Inc.[4]	9,982,626	8.6%
Capital Research Global Investors[5]	9,290,937	8.0%
FMR LLC[6]	7,741,878	6.7%
Directors:		
Jason Aiken[7]	10,440	*
Bella Allaire	6,382	*
J. Wes Frye[8]	7,447	*
Michael Jesselson[9]	311,397	*
Allison Landry	8,840	*
Irene Moshouris	6,382	*
Johnny C. Taylor, Jr.[10]	10,440	*
NEOs:		
Brad Jacobs+[11]	1,716,189	1.5%
Mario Harik+	140,693	*
Kyle Wismans[12]	29,130	*
Carl D. Anderson II[13]	—	—
Dave Bates[14]	32,455	*
Wendy Cassity[15]	4,777	*
Current Directors and Executive Officers as a Group: (12 People)[16]	2,284,572	2.0%

* Less than 1%

\+ Director and Executive Officer

(1) For purposes of this column, the number of shares of the class outstanding for each person reflects the sum of: (i) 116,312,123 shares of our common stock that were outstanding as of the Record Date; and (ii) the number of RSUs held, if any, that are or will become vested within 60 days of the Record Date.

(2) Based on Amendment No. 1 to the Schedule 13G filed on August 12, 2022 by: (i) MFN Partners, LP (the "Partnership"); (ii) MFN Partners GP, LLC ("MFN GP"), as the general partner of the Partnership; (iii) MFN Partners Management, LP ("MFN Management"), as the investment adviser to the Partnership; (iv) MFN Partners Management, LLC ("MFN LLC"), as the general partner of MFN Management; (v) Michael F. DeMichele, as a managing member of MFN GP and of MFN LLC; and (vi) Farhad Nanji, as a managing member of MFN GP and of MFN LLC (each, a "Reporting Person" and collectively, the "Reporting Persons"), which reported that, as of August 11, 2022, the Reporting Persons collectively owned 12,675,369 shares of our common stock with shared voting power and shared dispositive power. The address of the principal business office of each of the Partnership, MFN GP, MFN Management, MFN LLC and Messrs. DeMichele and Nanji is: c/o MFN Partners Management, LP, 222 Berkeley Street, 13th Floor, Boston, MA 02116.

(3) Based on Amendment No. 9 to the Schedule 13G filed on February 13, 2024 by The Vanguard Group, which reported that, as of December 29, 2023, The Vanguard Group beneficially owned 10,923,106 shares of our common stock, with shared voting power over 41,086 shares of our common stock, sole dispositive power over 10,758,747 shares of our common stock and shared dispositive power over 164,359 shares of our common stock. The address of the principal business office of The Vanguard Group is: 100 Vanguard Blvd., Malvern, PA 19355.

(4) Based on Amendment No. 5 to the Schedule 13G filed on January 25, 2024 by BlackRock, Inc., which reported that, as of December 31, 2023, BlackRock, Inc. beneficially owned 9,982,626 shares of our common stock, with sole voting power over 9,658,956 shares of our common stock and sole dispositive power over 9,982,626 shares of our common stock. The address of the principal business office of BlackRock, Inc. is: 50 Hudson Yards, New York, NY 10001.

(5) Based on the Schedule 13G filed on February 9, 2024 by Capital Research Global Investors, which reported that, as of December 29, 2023, Capital Research Global Investors beneficially owned 9,290,937 shares or our common stock, with sole voting power over 9,278,602 shares of our common stock and sole dispositive power over 9,290,937 shares of our common stock. The address of the principal business office of Capital Research Global Investors is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

(6) Based on the Schedule 13G filed on February 9, 2024 by FMR LLC, which reported that, as of December 29, 2023, FMR LLC and Abigail P. Johnson, as a director, the chairman and the chief executive officer of FMR LLC, collectively beneficially owned 7,741,878 shares or our common stock. FMR LLC has sole voting power over 7,736,386 shares of our common stock and sole dispositive power over 7,741,878 shares of our common stock. Abigail P. Johnson has sole dispositive power over 7,741,878 shares of our common stock. The address of the principal business office of FMR LLC is: 245 Summer Street, Boston, MA 02210.

(7) Consists of 6,400 directly held shares of our common stock and 4,040 RSUs that are or will become vested within 60 days of the Record Date.

(8) Consists of 4,447 directly held shares of our common stock and 3,000 shares of our common stock held in an individual retirement account of Mr. Frye.

(9) Consists of: (i) 38,451 directly held shares of our common stock; (ii) 5,000 shares of our common stock held in an individual retirement account of Mr. Jesselson; (iii) 6,000 shares of our common stock owned by Mr. Jesselson's spouse; (iv) 201,001 shares of our common stock beneficially owned by the Michael G. Jesselson 4/8/71 Trust and the Michael G. Jesselson 12/18/80 Trust, of which trusts Mr. Jesselson is the beneficiary; (v) 8,000 shares of our common stock beneficially owned by the JJJ Irrevocable Trust, of which Mr. Jesselson is a trustee; (vi) 8,000 shares of our common stock beneficially owned by the RAJ Irrevocable Trust, of which Mr. Jesselson is a trustee; (vii) 8,000 shares of our common stock beneficially owned by the SJJ Irrevocable Trust, of which Mr. Jesselson is a trustee; (viii) 21,057 shares of our common stock beneficially owned by Michael G. Jesselson and Linda Jesselson, Trustees UID 6/30/93 FBO Maya Ariel Ruth Jesselson; and (ix) 15,888 RSUs that are or will become vested within 60 days of the Record Date.

(10) Consists of 6,400 directly held shares of our common stock and 4,040 RSUs that are or will become vested within 60 days of the Record Date.

(11) Consists of 415,488 directly held shares of our common stock and 1,300,701 shares of our common stock owned by JPE. Mr. Jacobs has indirect beneficial ownership of the shares of our common stock owned by JPE as a result of being its managing member.

(12) Mr. Wismans became CFO of the company on August 11, 2023.

(13) Mr. Anderson stepped down from his position as CFO of the company on August 11, 2023. His beneficial ownership information is based on the company's records as of the Record Date. Mr. Anderson is not included in the group of current directors and executive officers.

(14) Mr. Bates became COO of the company on April 21, 2023. Consists of 2,355 directly held shares of our common stock and 30,100 RSUs that are or will become vested within 60 days of the Record Date

(15) Ms. Cassity became CLO of the company on March 13, 2023.

(16) Includes 54,068 RSUs that are or will become vested within 60 days of the Record Date.

EXECUTIVE COMPENSATION



Johnny C. Taylor, Jr.
(Chair)



Allison Landry



Irene Moshouris

LETTER FROM THE COMPENSATION AND HUMAN CAPITAL COMMITTEE

Dear Fellow Stockholders,

Thank you for your continued investment in XPO. 2023 marked our first full year of operation as a pure-play less-than-truckload transportation provider in North America. Following the completion of two successful spin-off transactions, we — the Compensation and Human Capital Committee — have been focused on aligning our executive incentive programs with our transformed company to help drive value for you, our stockholders. On the back of strong financial, managerial and operational performance throughout 2023, our management team delivered extraordinary stockholder value. Notably, XPO's stock price meaningfully outperformed the sector and the broader market, increasing by 163% in 2023 and generating more than $6.3 billion in stockholder value. We are proud to say that XPO was the top performing mid-and-large cap stock in the S&P Transportation Select Index, and outperformed 498 of the 500 companies in the S&P 500 in 2023.

Evolution of the Compensation Program

Upon completion of the company's multi-year business transformation, our refreshed Committee undertook a comprehensive review of the new executive team's compensation program, and we were thoughtful in our approach as new teammates were added. We sought to establish a compensation plan that both incents the achievement of key performance metrics and maintains an alignment with stockholder value creation, and we prioritized the incorporation of stockholder feedback in developing the 2023 program. Specifically, the Committee sought to be responsive to stockholders' preferences for a formulaic, short-term incentive and for a practice of granting equity awards through an annual, long-term incentive based on multi-year performance and vesting periods.

Robust Stockholder Engagement and Commitment to Responsiveness

The Committee takes seriously the result of our say-on-pay vote, and we were surprised that the proposal received only 49% support at the 2023 Annual Meeting. Given this result and the Committee's desire to understand stockholders' concerns, XPO reached out to stockholders representing 79% of our common stock and engaged with stockholders holding 51% of our common stock in the Fall of 2023 following the 2023 Annual Meeting. As Committee members, we participated in off-season meetings with stockholders holding 34% of our common stock.

In these engagements, we sought to understand what drove the votes against say-on-pay, specifically, if the vote outcome was primarily reflective of the 2022 program or if there were any concerns regarding the 2023 program. During engagement, we learned that stockholder concerns were primarily related to the conversion of outstanding equity awards made in conjunction with the spin-off of RXO in late 2022. Stockholders also expressed their support for the 2023 program and recognized that its design is directly responsive to the feedback they previously provided. The Committee also took action to provide additional CD&A disclosure, as requested in engagements, to better support stockholders' analyses of XPO's compensation program. The 2023 compensation program, which the Committee decided to proactively disclose in last year's proxy statement, is fully responsive to this feedback.

We Ask for Your Support

We are proud of the financial and operational success and the stockholder value XPO delivered in its first year as a standalone LTL transportation provider in North America. We remain committed to robust, ongoing stockholder engagement to ensure that our compensation practices continue to reflect direct stockholder input.

Your input is exceedingly important to us. We encourage you to read our Proxy Statement in its entirety and vote your recommendations. On behalf of the entire Board of Directors, thank you for your support and continued feedback.

Sincerely,
Johnny C. Taylor, Jr., Chair
Allison Landry, member
Irene Moshouris, member

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") explains the guiding principles, policies and practices upon which our executive compensation program is based, as well as our decision-making process, including our consideration of stockholder feedback, and the 2023 compensation paid to our named executive officers ("NEOs").

NAMED EXECUTIVE OFFICERS FOR 2023

The following individuals were our named executive officers for 2023:

Name	Position
Brad Jacobs	Executive Chairman
Mario Harik	Chief Executive Officer
Kyle Wismans	Chief Financial Officer
Dave Bates	Chief Operating Officer
Wendy Cassity	Chief Legal Officer and Corporate Secretary
Carl Anderson	Former Chief Financial Officer (until August 11, 2023)

EXECUTIVE SUMMARY

Leadership Transformation

Mario Harik assumed the role of chief executive officer on November 1, 2022, following the completion of the RXO spin-off, which was the final step in our North American strategy to transform XPO into a pure-play LTL transportation provider. As CEO, Mr. Harik leads the execution of our LTL 2.0 business plan, which includes providing exceptional customer experience, expanding XPO's network, driving margin improvement and increasing employee satisfaction. Under Mr. Harik's leadership in 2023, his team delivered results that surpassed expectations, exceeding major operational and financial goals, while continually improving the company's positioning for long-term performance. In connection with his transition from LTL president to the CEO role, Mr. Harik built a world-class leadership team, including the following key appointments and hires in 2023:

- **Kyle Wismans** was promoted to chief financial officer on August 11, 2023. Mr. Wismans joined XPO in 2019 as senior vice president, financial planning and analysis, and later served as senior vice president, revenue management and finance. Mr. Wismans has held numerous senior financial positions during his 18-year career with global public companies. Prior to XPO, he was an executive with the General Electric Company ("GE") and Baker Hughes, where he held leadership positions as head of global financial planning and analysis for two different divisions, as well as chief financial officer for one of GE's global businesses. He also held senior roles on GE's global audit staff. Mr. Wismans holds a degree in business administration from the University of Michigan Stephen M. Ross School of Business.
- **Dave Bates** joined XPO as chief operating officer on April 21, 2023, to oversee our company's North American LTL operations. As COO, he is responsible for all day-to-day operations, including customer experience, network optimization, workforce productivity, engineering, project management and sales. Mr. Bates has more than 35 years of LTL operational experience, most recently as senior vice president, operations with Old Dominion Freight Line, a top-tier LTL transportation provider, where his tenure included responsibility for all operations in North America.
- **Wendy Cassity** joined XPO as chief legal officer and corporate secretary on March 13, 2023, to lead our company's legal and compliance functions, including corporate governance, litigation and commercial matters. Ms. Cassity has over 20 years of experience as a public company legal executive and corporate attorney in private practice. Prior to XPO, she served as chief legal officer with Nuance Communications, Inc., and previously held general counsel positions with Zayo Group, a publicly traded communications infrastructure company, and Thompson Creek Metals, a publicly traded natural resources company. Ms. Cassity has served in private practice as a corporate transactional attorney at McDermott Will & Emery, LLP and at Cravath Swaine & Moore, LLP. She holds a juris doctorate degree from Columbia Law School and a bachelor's degree from the University of Arizona.

2023 Company Performance Highlights

In 2023, our NEOs continued the effective execution of our overall company strategy and our LTL 2.0 growth plan, and positioned the company to generate sustainable long-term stockholder value. Throughout the year, the leadership of our NEOs was instrumental in driving the achievement of challenging goals in a soft freight environment. Our NEOs delivered results that outpaced expectations for all major full-year financial and operational metrics, substantially improved service quality and led the organization to record levels of customer satisfaction and employee engagement.

XPO's 2023 results include significant accomplishments in numerous areas, as noted below:

Reported robust, full-year 2023 company-wide financial results:

Operating Income	Income From Continuing Operations	Adjusted EBITDA[1]	Diluted Earnings Per Share from Continuing Operations
$438M	**$192M**	**$996M**	**$1.62**
up 16%	up 4%	up 6%[2]	up 2%

Achieved substantial financial and operational gains through steady execution in North American LTL:

Delivered on the four pillars of LTL 2.0 in 2023

PROVIDE BEST-IN-CLASS SERVICE

- Damage claims ratio of 0.3% in Q4 was a new company record
  - Down from 1.2% at the end of 2021 when we started LTL 2.0
- Improved on-time performance 8% year-over-year

INVEST IN NETWORK FOR THE LONG TERM

- Added 1,400+ tractors and 6,400+ trailers
  - Reduced tractor age to 5.0 years at year-end 2023, compared with 5.9 years at year-end 2022
- Expanded or relocated five service centers
- Completed a transformational acquisition of 28 service centers

ACCELERATE YIELD GROWTH

- Grew yield ex-fuel by 5% from 2022
- Yield growth accelerated throughout the year
  - 10% growth in Q4 from the prior year

DRIVE COST EFFICIENCIES

- Reduced purchased transportation expense by 27% from 2022
  - Reduced linehaul miles outsourced to third-parties by 290 basis points to 20.9%
- Improved labor hours per shipment on a year-over-year basis in every quarter

- Generated revenue (excluding fuel surcharge revenue) of $3.8 billion, up 5% year-over-year
- Increased shipments per day by 4% year-over-year
- Grew adjusted operating income[1] to $160 million in Q4, up 51% year-over-year
- Improved adjusted operating ratio[1] by 380 basis points year-over-year in Q4 to 86.5%
- Increased customer satisfaction rating by more than 40% since 2021

[1] See Annex A for reconciliations of Non-GAAP measures

[2] Excluding real estate gains in 2022

Refinanced the capital structure of the company in May 2023

- Doubled the weighted average maturity while keeping interest expense effectively unchanged

Completed a transformational acquisition of 28 new service centers

- Realized a once-in-a-generation acquisition opportunity to add capacity and serve more customers in fast-growing freight markets
- Integration expected to drive meaningful network efficiencies, enhance yield growth trajectory and add incremental capacity in strategic geographies
- Completed financing to support the transaction in December 2023, pricing flat to May 2023 refinancing across loan and bonds, and maintaining all credit ratings

Attained all-time-high employee engagement

- 2023 North American LTL all-employee survey response rate was 81%, with over 17,000 employees participating
- North American LTL job satisfaction was up 3.7% year-over-year, the highest score in the company's recorded history for LTL
- Globally, four quarters of sequential improvement in overall satisfaction of XPO's total wired employee population; Q4 2023 was a new company record
- 2023 ended with a 4% year-over-year reduction in voluntary turnover in all four of our key job groups: dock workers, driver sales representatives, freight operations supervisors and technicians

Expanded external recognition as an employer of choice
■ Newsweek named XPO one of America's Most Responsible Companies for the fourth year
■ Viqtory designated XPO Military Friendly® for 2024
■ Military.com named XPO a 2024 Top 25 Veteran Employer
■ Forbes named XPO one of America's Best Large Employers for the third time
■ Women in Trucking Association listed XPO one of the Top Companies for Women to Work For in Transportation for the third year in a row
■ FreightWaves named XPO a 2024 FreightTech 100 Company
■ The American Opportunity Index named XPO among the top 30 companies for 2023, ranking No. 2 in the integrated freight and logistics category
■ The Wall Street Journal named XPO a Best Company for Career Growth in 2023
Delivered a significant increase in total shareholder return (TSR) for 2023
■ TSR driven by a combination of financial results, operational improvements and key leadership appointments
■ XPO's stock price meaningfully outperformed the sector and the broader market, increasing by 163% in 2023 and generating more than $6.3 billion in stockholder value
■ Our company was the top-performing mid-and-large cap stock in the S&P Transportation Select Index
■ Outperformed 498 of the 500 companies in the S&P 500

XPO delivered superior results in 2023 related to driving value for our stockholders. The chart below illustrates XPO's Total Shareholder Return (TSR), as compared to the S&P Transportation Select Index and the S&P 500:



2023 Total Shareholder Return
163%
26%
25%
Jan-23
Jan-23
Mar-23
Apr-23
May-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
S&P 500
S&P Transportation Select Index
XPO

We closed out the year as one of the largest LTL networks in North America, with approximately 8% share of the $59 billion LTL industry (as measured at the end of 2022); 31,000 customers; 293 service centers in operation; network coverage of 99% of U.S. zip codes; 32,000 trailers; and data-driven levers of profit growth embedded in our proprietary technology.

Under the guidance of XPO's new leadership team, the company will continue to execute its LTL 2.0 growth plan in North America by focusing on four pillars of value creation: that is, to provide best-in-class customer service, invest in network growth for the long term, accelerate yield growth and drive cost efficiencies. We made considerable progress with these initiatives in 2023, and we see significant potential for further improvements with all four pillars of our plan as we focus on creating outsized value for our stockholders. Underpinning LTL 2.0, the leadership team remains focused on the three central elements of our culture: safety, our team and our customers.

Stockholder Engagement and Responsiveness

The Compensation and Human Capital Committee considers engagement with stockholders to be a critical component in formulating XPO's executive compensation philosophy and structure. We have established a robust, year-round stockholder engagement program, in which Committee members play an active role. Through these engagements, the Committee solicits stockholder perspectives on various aspects of executive compensation to inform its decisions regarding executive compensation.

Over the past two years, the Committee has been focused on designing a compensation program that incents XPO executives to create long-term stockholder value and retain key executives amidst our business transformation. In preparing for November 2022, when the company completed the North American objectives of its strategic transformation, the Committee prioritized designing a compensation program for the new XPO management team that is taking XPO forward as a pure-play LTL provider. The existing compensation program design was already responsive to stockholder feedback in that it incented executives to achieve key financial and operational metrics aligned with creating long-term stockholder value. The Committee believes that the 2023 compensation program design demonstrates further responsiveness to stockholder feedback, incents both company and individual results, and aligns executive pay with the potential of the standalone business. The Committee remains committed to being responsive to stockholder feedback through ongoing stockholder engagement.

2022 Stockholder Engagement and Responsiveness

Following the 2022 Annual Meeting, in October of 2022 the Committee engaged in substantive discussions with stockholders representing 44% of shares outstanding, regarding compensation, environmental, social and governance topics. Committee members considered the feedback gathered in these sessions as they designed the 2023 compensation program. Stockholders communicated a desire for a formulaic approach to the annual short-term incentive structure, and that the plan be based on key operational metric(s) that drive tangible financial returns. Stockholders also communicated a desire for the Committee to establish a practice of granting equity awards through an annual long-term incentive award program, and that equity awards include multi-year performance and vesting periods. The 2023 compensation program design, which the Committee decided to proactively disclose in last year's proxy statement, is fully responsive to this feedback as shown below:

<table>
<tr><th>ELEMENT</th><th colspan="3">HIGHLIGHTS OF 2023 COMPENSATION DESIGN</th></tr>
<tr><td>BASE SALARY</td><td colspan="3">▶ Fixed cash compensation corresponds to experience and job scope, and is aligned with market levels</td></tr>
<tr><td rowspan="2">SHORT-TERM INCENTIVE</td><td>EC, CEO, CFO and CLO</td><td colspan="2">COO[1]</td></tr>
<tr><td>▶ 100% based on performance against the company's annual adjusted EBITDA target
– Adjusted EBITDA is a mainstay financial performance metric in each of XPO's reportable segments</td><td colspan="2">▶ Profit-sharing cash incentive program with 0.56% participation factor of LTL adjusted operating income
– Adjusted operating income incentivizes improving profitability</td></tr>
<tr><td rowspan="3">LONG-TERM INCENTIVES</td><td rowspan="3">▶ Performance-Based Restricted Stock Units (PSUs) based on three-year performance period
– 40% LTL Adjusted EBITDA growth
– 20% LTL Adjusted operating ratio Improvement
– 40% Relative TSR vs. S&P Transportation Select Index
PSU key features include:
– Cliff vesting contingent upon performance hurdles
– Post-vesting sales restriction of one year
– TSR portion earned at target if TSR is in the 60th percentile
Restricted Stock Units (RSUs) that vest annually over three years</td><td colspan="2">Long-Term Incentive Components</td></tr>
<tr><td rowspan="2">EC and CEO:
80% PSU
20% RSU</td><td>CFO and COO:
65% PSU
35% RSU</td></tr>
<tr><td>CLO:
50% PSU
50% RSU</td></tr>
</table>

(1) Chief operating officer profit-sharing cash incentive program paid out quarterly and subject to: (i) Mr. Bates' continuing employment through the date on which the quarterly earnings are publicly announced; and (ii) the terms and conditions of the company's profit-sharing cash incentive program approved by the Compensation and Human Capital Committee.

The 2023 compensation program incorporates the following changes in response to stockholder feedback received during 2022 engagement:

What We Heard from Stockholders	Actions Taken in Response
■ Preference for a short-term incentive program that is purely formulaic ■ Preference for short-term performance incentives to be based on operational metric(s)	■ 2023 plan includes a fully formulaic short-term incentive structure ■ 2023 short-term incentive is based on operational metrics (Adjusted EBITDA or LTL adjusted operating income)
■ Preference for an established practice of granting equity awards on an annual basis	■ Committee commits to granting annual equity awards to XPO's NEOs on a go-forward basis, outside of new hire or promotion grants, and absent truly extraordinary circumstances
■ Preference for long-term incentives to be primarily performance-based ■ Preference for long-term incentive awards to include multi-year performance and vesting periods	■ 2023 plan includes a long-term incentive structure with at least 50% PSUs; executive chairman and CEO's long-term incentive structure is 80% PSUs ■ Set three-year performance periods ■ Designed RSUs to vest annually over three years

Autumn 2023 Stockholder Engagement and Responsiveness

Given our proactive disclosure of our 2023 compensation design, which was directly responsive to stockholder feedback, the Committee was surprised that the say-on-pay proposal at the 2023 Annual Meeting received only 49% support at the Annual Meeting. Following the 2023 Annual Meeting, XPO once again engaged with stockholders to understand the concerns that drove the say-on-pay vote and, specifically, if the vote outcome was primarily reflective of stockholders' views on XPO's 2022 compensation program, or if there were stockholder concerns regarding the redesigned 2023 program.

In September and October 2023, XPO again reached out to stockholders, in this case representing an aggregate 79% of our common stock. This led to our direct engagement with stockholders representing 51% of our common stock. Committee members participated in engagement meetings with stockholders representing 34% of our common stock. We value these and all our stockholder engagements for the robust dialogue they produce.

Through these engagements, stockholders confirmed that the low support for the say-on-pay vote at the 2023 Annual Meeting was primarily driven by concerns related to the conversion of outstanding equity awards made in conjunction with the spin-off of RXO in late 2022. During these engagements, stockholders expressed their support for the 2023 compensation plan that was proactively disclosed, acknowledging that the design was directly responsive to feedback provided.

In addition, stockholders participating in these discussions suggested some further enhancements to our public disclosures to support their analysis of the 2023 compensation program. We have integrated these suggested enhancements throughout this year's CD&A. The chart below summarizes feedback gathered during the autumn engagement sessions and actions taken in response.

2023 Stockholder Outreach and Engagement



SCOPE OF AUTUMN 2023 STOCKHOLDER OUTREACH
Aggregate Stockholders Holding % of Shares Outstanding[1]
Total Stockholders Contacted
Contacted
79% O/S
Total Stockholders Engaged With
Engaged
51% O/S

[1] Calculated based on stockholder positions and shares outstanding as of October 26, 2023.

FEEDBACK GATHERED SUBSEQUENT TO INTRODUCING THE 2023 EXECUTIVE COMPENSATION PROGRAM	
What We Heard from Stockholders	**Actions Taken in Response**
▪ Sought commitment that on a go-forward basis, the Committee would not convert in-flight awards	▪ The Committee commits to not adjusting in-flight equity awards on a go-forward basis
▪ Recognized the positive impact on stockholder value creation stemming from XPO's hiring announcement of Mr. Bates: 27% TSR increase over two days[(1)] ▪ Understood the need to structure Mr. Bates' short-term incentive differently from other NEOs to incentivize him to join XPO, and requested further disclosure of the rationale for the structure in the 2024 CD&A	▪ In order to secure Mr. Bates' commitment to join XPO as chief operating officer, the Committee designed a quarterly profit-sharing cash incentive program based on LTL adjusted operating income, mirroring the structure provided to Mr. Bates by his former employer, a top-tier LTL competitor ▪ LTL adjusted operating income is directly impacted by operating improvements and productivity gains, which aligns the profit-sharing program with Mr. Bates' responsibilities in his role ▪ Additional information can be found on page 40
▪ Noted the importance of disclosing rationale for any new hire or promotion awards	▪ Provided detailed disclosure for the new hire awards granted to Mr. Bates and Ms. Cassity, and the promotion award granted to Mr. Wismans (see page 42)
▪ Affirmed the well-managed, seamless CEO leadership transition from Mr. Jacobs to Mr. Harik, with Mr. Jacobs continuing to lead the Board ▪ Requested confirmation that the pay positioning for the executive chairman and CEO levels is consistent with our overall pay philosophy for top executives ▪ Requested additional disclosure related to Mr. Jacobs' role and duties as executive chairman	▪ Each of Mr. Jacobs and Mr. Harik provide unique contributions to XPO, and the benefit of their combined leadership is evidenced by the exceptionally strong performance of XPO's stock ▪ In our stockholder engagement sessions and in this CD&A (see page 38) we have provided detailed information with respect to the establishment of executive pay levels, which is based on market pay practices, each individual's experience, tenure with XPO, performance, and contributions; for both the executive chairman and CEO positions, we have applied these principles in a manner consistent with our other NEOs ▪ The annual target pay for Mr. Jacobs is tightly aligned with competitive market practices for executive chairs • Beginning in 2023, Mr. Jacobs' target annual total compensation was reduced to $6.5 million • The Summary Compensation Table differs from this amount given the final tranche of the 2020 LTI award was modified from cash to equity in February 2023, and as a result, includes the value of this older, previously-reported award as though it was a new incremental award related to the 2023 performance year (see page 49 for additional information) ▪ Provided additional disclosure related to Mr. Jacobs' role and duties as executive chairman (see pages 16 and 38)

(1) Total Shareholder Return ("TSR") measured over the period from April 19, 2023 to April 21, 2023.

OUR EXECUTIVE COMPENSATION PHILOSOPHY AND OBJECTIVES

Compensation Philosophy

Our executive compensation program is designed to incent and reward outstanding performance and retain exceptional leadership talent. The Committee's pay-for-performance philosophy is focused on rewarding our NEOs for performance that creates substantial, long-term value for our stockholders. Awards are designed to tie closely to the company's strategic operating plans, as communicated broadly to our investor community, and to ensure alignment with public expectations. The Committee's goal is to ensure our executives remain focused on executing to exceptional operational standards, are incentivized to win against industry competition, and are motivated to drive long-term stockholder value creation.

Our guiding principles and sound compensation practices align the compensation of our NEOs with company performance, taking into consideration the size, scope and success of the business as follows:

Pay-for-Performance	A significant portion of our NEOs' total compensation should be at risk and performance-based, with metrics aligned to the company's short-term and long-term financial performance. Performance-related compensation should align to our culture of goal achievement, accountability and strategic growth.
Stockholder Alignment	The pay elements of our NEOs' compensation should align directly with the long-term interests of our stockholders and cultivate the NEOs' ownership of, and accountability for, executing the company's vision and strategy.
Attraction and Retention	Our executive compensation program should provide overall target compensation that is market-competitive and enables the company to attract and retain top talent from a diversity of industries.
Simplified Approach	Our executive compensation program should be straightforward, transparent and consistent.

Components of NEO Compensation

The compensation design for our NEOs has three components: annual base salary, short-term cash incentive and long-term incentive:

- Annual base salary is a fixed form of competitive pay and corresponds to an executive's experience and job scope.
- Short-term cash incentive is a performance-based, at-risk component that offers competitive incentive pay designed to motivate and recognize performance in a given year.
- Long-term incentive is an at-risk component that offers a combination of performance-based and time-based restricted share units and is designed to motivate sustained performance over time. It is granted in equity to reinforce long-term stockholder value creation. The long-term incentive component also strives to increase the retention of top talent over time.

Pay Mix and At-Risk Compensation

The Committee believes that the majority of compensation for the NEOs should be performance-based, at-risk compensation designed specifically to incent both short-term and long-term company performance. This compensation should be delivered through a short-term annual cash incentive award and a long-term performance-based equity award. The amount the NEOs eventually earn from their at-risk compensation should align strongly with what stockholders earn over similar time periods.

The Committee may utilize a different mix of these at-risk compensation elements for NEOs depending on the unique circumstances of their roles or depending on the circumstances of their hire or promotion. The Committee commits to aligning executive pay with performance.

The charts below show the percentage breakdown of the 2023 target total annual compensation for our NEOs, including the portions that are at-risk versus fixed compensation. As noted below, approximately 77% of the CEO's total compensation is at-risk, and an average of approximately 70% of other NEOs' compensation is at-risk. This pay mix composition ensures alignment of executive pay to company performance.


2023 Target Total Annual Compensation Allocation
62%
14%
15%
9%
60%
17%
15%
8%
35%
23%
19%
23%
17%
60%
10%
13%
23%
27%
23%
27%
Performance-Based RSUs
Target Annual Incentive
Time-Based RSUs
Base Salary
Brad Jacobs
76% At Risk
24% Fixed
Mario Harik
77% At Risk
23% Fixed
Kyle Wismans
58% At Risk
42% Fixed
Dave Bates
77% At Risk
23% Fixed
Wendy Cassity
50% At Risk
50% Fixed

2023 EXECUTIVE COMPENSATION OVERVIEW

Our executive compensation program emphasizes performance-based compensation and is designed to incent and retain our key executives. The changes made to the 2023 program are in direct response to stockholder feedback as described earlier on page 33.

Target Pay Levels for Current NEOs

In setting total target pay levels for our NEOs, the Committee considers several factors, including competitive market compensation, company and individual performance, scope and scale of responsibility, unique skills, tenure, internal equity and stockholder feedback. The Committee reviews the competitiveness of the total target pay level against the established peer group, as well as against published market compensation survey data (see *Peer Group and Market Analysis* on page 45).

The following table provides a synopsis of the Committee's determinations of 2023 annual target compensation components for the current NEOs included in this Proxy Statement:

NEO	Base Salary	Target STI	Total Target Cash Compensation	Target PSUs	Target RSUs	Total Target Direct Compensation
Brad Jacobs *Executive Chairman*	$600,000	$900,000	$1,500,000	$4,000,000 *(80% of LTI)*	$1,000,000 *(20% of LTI)*	$6,500,000
Mario Harik *Chief Executive Officer*	$850,000	$1,700,00	$2,550,000	$6,000,000 *(80% of LTI)*	$1,500,000 *(20% of LTI)*	$10,050,00
Kyle Wismans *Chief Financial Officer*	$550,000	$550,000	$1,100,000	$845,000 *(65% of LTI)*	$455,000 *(35% of LTI)*	$2,400,000
Dave Bates *Chief Operating Officer*	$750,000	$3,420,00	$4,170,000	$975,000 *(65% of LTI)*	$525,000 *(35% of LTI)*	$5,670,000
Wendy Cassity *Chief Legal Officer and Corporate Secretary*	$575,000	$575,000	$1,150,000	$500,000 *(50% of LTI)*	$500,000 *(50% of LTI)*	$2,150,000

Note: There were no increases to the 2023 Total Target Direct Compensation for Messrs. Jacobs or Harik including base salary, STI target or LTI target which is a combination of PSUs and RSUs.

Executive Chairman Pay Approach

On November 1, 2022, Mr. Jacobs began serving as XPO's executive chairman, after serving as chairman and CEO since 2011. As previously disclosed, to inform the Compensation and Human Capital Committee's determination of target compensation for our executive chairman for 2023, the Committee's independent compensation consultant, Exequity, analyzed 43 companies in the S&P 500 that had an executive chairman in that role for one full year or more, as of the end of 2021. The Committee considered additional factors, including Mr. Jacobs' previous compensation as CEO, a market review of executive chairman pay, the benchmark ratio of executive chairman pay to CEO pay, and individual factors unique to Mr. Jacobs, as well as his ongoing responsibilities in the company. This led to a multi-pronged approach in determining Mr. Jacobs' target compensation for 2023:

- Mr. Jacobs' target annual total compensation was reduced to $6.5 million upon becoming executive chairman, in line with the median practice of other S&P 500 companies in recent years (i.e., a 50% reduction in total target compensation when a CEO transitions to executive chairman).
- Mr. Jacobs' executive chairman annual target total compensation of $6.5 million was 65% of Mr. Harik's new annual target total compensation as XPO's CEO for 2023. The market analysis of the ratio of executive chairman total compensation to new CEO total compensation yielded a range which varied from 50% to 70% across the full data set, and 70% to 90% in cases where the executive chairman had a long, multi-year tenure with the company.
- Mr. Jacobs' annual target total compensation of $6.5 million was set below the market median of $7 million.
- 77% of Mr. Jacobs' annual target total compensation for 2023 is in the form of long-term incentives, with 80% of the LTI being performance-based stock units. This exceeds the market median of 57% of the executive chairman's annual total target compensation issued in the form of LTI compensation, which in many cases is not performance-based.

Mr. Jacobs played a critical role as executive chairman in 2023. He provided oversight of our LTL 2.0 strategic plan, which drove outperformance on critical financial metrics, including revenue, operating income and earnings per share, among others, as well as the relative performance of our stock price. As a compelling voice for the company externally, he garnered trust and support for the new leadership team and increased interest in XPO from the investment community, contributing to the significant appreciation in our share price. Additionally, he leveraged his decades of experience with successful acquisitions in overseeing the Board's approval of the company's acquisition of 28 LTL service centers from the legacy Yellow Corporation, and the successful completion of that transaction, which leadership expects will drive long-term profitable growth through the accelerated expansion of our North American LTL network.

Further in 2023, Mr. Jacobs worked with the Nominating, Corporate Governance and Sustainability Committee of the Board to recruit a key new director in response to stockholder feedback, and to form the new Operational Excellence Committee of the Board to provide additional guidance to management on operational strategy and improvements. He worked with the CEO to recruit new members of the leadership team, including Mr. Bates, a seasoned leader from a top-tier LTL competitor, to fill the new role of chief operating officer. Mr. Jacobs also worked with the Compensation Committee to increase its focus on human capital, and provided leadership on strategic risk oversight, increasing the focus of the Board and the executive team on managing of critical risks, including cyber readiness.

EXECUTIVE COMPENSATION OUTCOMES FOR 2023

Annual Short-Term Incentive Awards

The company's annual short-term incentive ("STI") awards are designed to reward individuals for performance against pre-established metrics set by the Committee at the beginning of the fiscal year. Each NEO (except the COO) is assigned an annual short-term incentive target, which is a percentage of base salary, based on the NEO's level of responsibility, scope of role and impact, and relevant executive compensation benchmarking data. Actual annual short-term incentive payouts are based on results achieved against the pre-established performance metrics determined by the Committee and can range from 0% to 200% of target. Short-term incentive payouts are made in cash.

For fiscal year 2023, achievement of the annual short-term incentive for our NEOs (excluding the COO) was measured using XPO's adjusted EBITDA target. Adjusted EBITDA was selected because it is a key metric in our financial performance and demonstrates how well we are able to operate in serving our customers. Adjusted EBITDA focuses on the financial outcome of operating decisions by eliminating the impact of non-operating items, such as income tax provision, interest expense, and depreciation and amortization expense. Because it reflects the operating profitability of our business, it can be compared with other companies by our leaders, current and potential investors, and others with an interest in XPO. It is important to assess adjusted EBITDA performance on both a short-term and long-term basis, which is aligned with stockholder expectations. While a version of adjusted EBITDA is utilized in both the annual short-term incentive and long-term plan, adjusted EBITDA in the long-term plan measures LTL adjusted EBITDA growth, thereby ensuring that short-term adjusted EBITDA performance is aligned with long-term growth objectives. This performance metric aligns with our company's strategic objectives of driving profitable growth, deploying capital for superior returns over time, and increasing the value of XPO's common stock for our stockholders. The short-term incentive plan is formulaic; no management modifier is included.

NEO STI Payouts excluding COO

Following the spin-off of RXO, performance targets needed to be recalibrated to reflect XPO's current size and performance objectives, as well as the current economic environment. In terms of actual 2023 performance for the short-term incentive component of the executive compensation program, XPO's annual adjusted EBITDA[*] of $996 million exceeded the 2023 target by approximately 8.7%. Based on the linear payout curve below, this yielded an STI payout of 143.45%.

STI Payout Curve

~108.7% achievement against 2023 adjusted EBITDA target = 143.45% payout



% of Adjusted EBITDA Achieved	90	91	92	93	94	95	96	97	98	99	100	101	102	103	104	105	106	107	108	109	110	111	112	113	114	115	116	117	118	119	120
% of Target Bonus Earned	50	55	60	65	70	75	80	85	90	95	100	105	110	115	120	125	130	135	140	145	150	155	160	165	170	175	180	185	190	195	200

The table below shows the 2023 short-term incentive actual payout amounts. A summary of our COO's short-term incentive payout appears below the table:

NEO	Base Salary	Target STI %	Target STI $	Payout Achievement	Final Payout
Brad Jacobs	$600,000	150%	$ 900,000	143.45%	$1,291,050
Mario Harik	$850,000	200%	$1,700,000	143.45%	$2,438,650
Kyle Wismans(1)	$550,000	100%	$ 550,000	143.45%	$ 788,975
Wendy Cassity	$575,000	100%	$ 575,000	143.45%	$ 824,838

(1) The 2023 STI for Mr. Wismans was prorated to include his prior roles during the year. Approximately 60% of his payout ($479,870) resulted from performance prior to becoming CFO, the remaining 40% ($309,105) related to his CFO role and the updated compensation terms outlined in his offer letter.

* See Annex A for reconciliations of non-GAAP financial measures.

COO STI Payouts

In order to secure Mr. Bates' commitment to join XPO from a top-tier competitor, the Committee designed a short-term incentive program based on the program provided to him by his previous employer. Under XPO's program, Mr. Bates receives 0.56% of the company's North American LTL adjusting operating Income on a quarterly basis. This plan is formulaic — no management modifier is included — and is based on a key financial metric specifically chosen because it is fully aligned with Mr. Bates' responsibilities as COO; that is, to deliver best-in-class customer service, improve network efficiency, and increase yield performance. North American LTL adjusting operating Income is also a key comparative measure against industry peers, and improvements to the metric are expected to correlate to increased stockholder value.

The design of this plan was proactively disclosed in our engagement sessions with stockholders. Stockholders recognized the uniqueness of the design versus the other NEOs, and the Committee received positive feedback on the plan, given that this incentive structure was needed to recruit and secure a best-in-class COO with unparalleled industry experience and, as designed, the Committee believes that achievement under the plan is directly linked to a key driver of stockholder value.

The company's 2023 North American LTL adjusted operating income* was $589 million, which resulted in a prorated short-term incentive cash payout for Mr. Bates of $2,468,431 based on his start date in 2023. This payout is directly reflective of Mr. Bates' leadership throughout the year to improve cost efficiency through operational discipline, including increases in labor productivity and linehaul insourcing from third parties. Mr. Bates led initiatives that improved every major component of customer service quality and drove record levels of customer satisfaction in 2023; these initiatives included enhanced training programs related to loading procedures, which helped to deliver a record low damage claims ratio performance. Additionally, he equipped field operations with improved service tools that have reduced damages by more than 20% at the facilities where they have been implemented thus far, and his industry knowledge was integral to successfully executing XPO's strategic acquisition of 28 service centers in late 2023.

* See Annex A for reconciliations of non-GAAP financial measures.

Long-Term Incentive Awards

The company's long-term incentive ("LTI") awards are designed to reward individuals for performance against pre-established longer-term targets set by the Committee at the beginning of each three-year performance period in alignment with the company's long-term strategic plan. The key objective of the plan is to encourage performance that drives stockholder value over the long term. The LTI component of the program is equity-based and tied to ambitious targets for key operational and financial metrics. In responsiveness to stockholder feedback, the 2023 executive compensation plan: (i) establishes a practice for the Committee to approve long-term equity awards annually; and (ii) designs the 2023 long-term incentive award to be heavily weighted toward performance share units, with extended vesting periods.

2023 Annual LTI Award Design

Pay Element	Performance Measures / Details	Weight	Metric Rationale
Performance Restricted Stock Units (PSUs)[(1)]	LTL adjusted EBITDA growth over three-year performance period	40%	Adjusted EBITDA growth is a critical operating performance measure that reflects the profitability of the LTL business.
	LTL adjusted operating ratio improvement over three-year performance period	20%	LTL adjusted operating ratio measures the cost-efficiency and profitability of our network operations, and informs disciplined investments in long-term growth.
	Relative total shareholder return (TSR) performance vs. S&P Transportation Select Index, measured over a three-year performance period	40%	TSR targets incentivize a strong focus on XPO's growth in market position versus core competitors, while directly aligning executive compensation with stockholder value creation. Measurement over a three-year performance period ensures that the company is delivering increasing stockholder value over time relative to its peers.
Restricted Stock Units (RSUs)	Ratable vesting annually over three years		Three-year structure supports retention and helps build stock ownership, ensuring strong alignment with stockholder interest.

(1) The PSU three-year cliff vesting is contingent upon the following performance target hurdles: (i) LTL Adjusted EBITDA Growth of at least 8 percent (40% of award); (ii) LTL Adjusted Operating Ratio Improvement of at least 300 basis points (20% of award); and (iii) company TSR ranking at the completion of the Performance Period relative to each company in the S&P Transportation Select Industry Index TSR (in the order of lowest to highest TSR) at a minimum of the 60th percentile (40% of award), continued XPO employment through the vesting date, and there is a post-vesting sales restriction of one year.

2023 NEO LTI Target Mixes	
EC and CEO: **80% PSU** **20% RSU**	**CFO and COO:** **65% PSU** **35% RSU**
	CLO: **50% PSU** **50% RSU**

2023 NEO Annual LTI Awards Granted

The Committee approved the annual LTI awards for each of our NEOs in 2023. The table below shows the economic value of the approved targets for annual long-term equity grants for each NEO, excluding promotion or new hire awards:

NEO	PSUs	RSUs	Total
Brad Jacobs	$4,000,000	$1,000,000	$5,000,000
Mario Harik	$6,000,000	$1,500,000	$7,500,000
Kyle Wismans[(1)]	—	$325,000	$325,000
Dave Bates	$975,000	$525,000	$1,500,000
Wendy Cassity	$500,000	$500,000	$1,000,000
Carl Anderson	$1,137,500	$612,500	$1,750,000

(1) 2023 annual LTI awards were granted prior to Mr. Wismans' promotion to CFO.

2023 New Hire and Promotion Awards

As part of the process to build a world-class leadership team, and in order to recruit, secure and retain top-tier executives, the Committee approved the following compensation arrangements in 2023 related to NEO promotions and new hires:

Kyle Wismans

In connection with his promotion to chief financial officer in August 2023, to recognize his additional responsibilities and role in company performance:

- Mr. Wismans was granted a long-term equity award of $500,000:
  - 50% in PSUs with a four-year cliff-vest, and achievement tied to TSR outperformance relative to the S&P Transportation Select Industry Index over a four-year period; and
  - 50% in time-based RSUs with a four-year cliff-vest.

In connection with his promotion to senior vice president of revenue management and finance in February 2023 (prior to his promotion to CFO), to recognize his additional responsibilities and role in company performance:

- Mr. Wismans was granted a long-term equity award of $750,000:
  - 60% in time-based RSUs with a three-year ratable vesting schedule on the anniversary of the grant date; and
  - 40% in PSUs with a three-year cliff-vest, and achievement tied to LTL adjusted EBITDA growth, LTL adjusted operating ratio improvement and TSR outperformance relative to the S&P Transportation Select Industry Index over a three-year period.

Mr. Wismans will forfeit the unvested RSU and PSU portions of these awards if his employment is terminated for a reason other than death or an involuntary termination without cause. Regarding the RSUs, if Mr. Wismans is terminated without cause prior to the vesting date, a prorated portion of the RSUs will vest; if he dies, 100% of the RSUs will vest. Regarding the PSUs, if Mr. Wismans is terminated without cause prior to the vesting date, a prorated number of the target PSUs will vest; if he dies, 100% of the target PSUs will vest. In the event of a Change of Control, Mr. Wismans will continue to vest in these RSUs and PSUs, subject to acceleration on certain termination events.

Dave Bates

In connection with his hiring as chief operating officer in April 2023:

- Mr. Bates was granted a new hire sign-on cash award of $1.725 million, which included a payment in lieu of the short-term incentive bonus that he was forced to forfeit upon joining XPO from his previous employer; and
- Mr. Bates was granted a new hire sign-on long-term equity award grant date value of $7.15 million, which was less than the economic equivalent of the compensation he forfeited from his previous employer:
  - 63% in PSUs with five-year cliff-vest, and achievement tied to TSR outperformance relative to the S&P Transportation Select Industry Index over a five-year period; and
  - 37% in time-based RSUs with a two-year ratable vesting schedule on the anniversary of the grant date.

Mr. Bates will forfeit the unvested portion of his new hire equity awards in the event his employment is terminated for a reason other than death or an involuntary termination without cause. Regarding the RSUs, if Mr. Bates is terminated without cause prior to the vesting date, a prorated portion of the RSUs will vest; if he dies, 100% of the RSUs will rest. Regarding the PSUs, if Mr. Bates is terminated without cause prior to the vesting date, a prorated number of the target PSUs will vest; if he dies, 100% of the target PSUs will vest. In the event of a Change of Control, Mr. Bates will continue to vest in these RSUs and PSUs, subject to acceleration on certain termination events. He must repay 100% of the cash bonus in the event he voluntarily terminates before 24 months of continuous employment.

Wendy Cassity

In connection with her hiring as chief legal officer in March 2023:

- Ms. Cassity was granted a new hire sign-on cash award of $570,000; and
- Ms. Cassity was granted a new hire sign-on long-term equity award with a grant date value of $370,000, which was less than the economic equivalent of the compensation she forfeited from her previous employer:
  - 100% time-based RSUs with a three-year ratable vesting schedule on the anniversary of the grant date.
  - Ms. Cassity will forfeit the unvested portion of her new hire equity award in the event her employment is terminated for cause or she resigns. If Ms. Cassity is terminated for any reason other than cause or voluntary termination, a prorated portion of her RSUs will vest; if she dies, 100% of her RSUs will vest. She must repay 100% of the cash sign-on award in the event she voluntarily terminates before 12 months of continuous employment, and repay 50% of the cash sign-on award if she leaves after 12 months but before 24 months of continuous employment.

Modification of the Outstanding 2020 Performance-based Cash LTI Award

As previously disclosed in our 2023 proxy statement, the Committee converted the final tranche (2023) of Mr. Jacobs' and Mr. Harik's outstanding 2020 Performance-based Cash LTI Awards into performance-based equity awards in February 2023. The conversion aligns with the approach the Committee took for the conversion of the previous (2022) tranche of the 2020 Performance-based Cash LTI Awards based on stockholder feedback, and aligns with our philosophy of designing compensation that motivates our leaders to drive long-term stockholder value. From a reporting perspective, the 2023 tranche modifications impact the 2023 Summary Compensation Table. The Summary Compensation Table includes the values of these older, previously-reported awards as though they are new incremental awards related to the 2023 performance year.

In addition to modifying the awards to convert them from cash-based to equity-based, the Committee also took action to align the performance metrics for the 2023 tranche with XPO's strategic priorities following the RXO spin-off. Given the feedback received from stockholders indicating a preference for relative total shareholder return ("rTSR") as a metric in long-term compensation structures, the Committee removed the two metrics related to adjusted cash flow per share and replaced them with the singular metric of rTSR versus the S&P Transportation Select Industry Index. The rTSR is measured over the two-year performance period of November 1, 2022 to December 31, 2024. The legacy cash-based award also included metrics related to performance against an ESG scorecard, and, as further described below, the ESG Scorecard was modified to better reflect XPO priorities following the RXO spin-off. With these amendments, the revised 2023 ESG Scorecard contains 38 specific, measurable goals. To address stockholder requests for greater disclosure of the scorecard targets and achievements, details of the deliverables and achievements are presented in the table "ESG Scorecard – 2023 Deliverables and Achievements" in Annex B.

Based on the performance period of January 1, 2023 to December 31, 2023, 33 of the 38 ESG Scorecard initiatives were achieved, resulting in an overall score of 86.8 / 100 points. Per the associated payout table shown below, this achievement results in a 150% payout, which represents 25% of the long-term performance-based equity replacement award. The Committee has certified the performance of the 2023 ESG scorecard at 150% of target. The rTSR portion of the award, which is 75% of the award, will not be finalized until the end of the performance period on December 31, 2024, at which time the total award value will be calculated and certified.

The target award amounts, and the combined vesting/sales restriction schedules, did not change by modifying the 2023 tranche of the original awards.

The Committee approved the following structure for the final (2023) tranche of the converted 2020 Performance-based Cash LTI Award:

Weighting	Performance Metrics	Performance Measurement Period	Payout Scale *(straight-line interpolation between values for relative TSR)*	
			Percentile vs. Index	**% PSU Earned**
75%	Relative TSR: XPO vs. S&P Transportation Select Index	November 1, 2022 (RXO spin-off date) through December 31, 2024(1)	< 40th	0%
			40th	25%
			50th	65%
			60th	100%
			75th	200%
			Scorecard Grade (Scale of 1-100)	**% PSU Earned**
25%	Performance vs. ESG Scorecard Targets	2023 deliverables stated in the ESG scorecard, modified to reflect remaining XPO business operations post-RXO spin-off	< 80 points	0%
			≥ 80 points and < 85 points	100%
			≥ 85 points and < 90 points	150%
			≥ 90 points	200%

Additional Key Features

- **Vesting schedule**: Cliff-vest on February 9, 2025, contingent upon achieving the performance hurdles and continued employment through the vesting date.
- **Post-vest sales restriction**: Lock-up on the sale or transfer of shares post-vesting until January 15, 2026; vesting plus sales lock-up aligns with the total vesting period of the 2023 original tranche of the 2020 Cash LTI.

(1) Start of 30-day trading average represents the period from November 1, 2022 to December 13, 2022.

STRONG COMPENSATION POLICIES AND PRACTICES

The Compensation and Human Capital Committee is committed to sound executive compensation policies and practices, to incentivize a high caliber of performance as highlighted in the following table.

WHAT WE DO	WHAT WE DON'T DO
✓ Significant emphasis on variable, at-risk compensation. XPO's compensation program is heavily weighted toward variable compensation through short-term incentives and long-term incentives. This allows the Committee to closely align total compensation values with company performance on an annual and long-term basis.	✗ No exceptional perquisites. Our NEOs have no relocation benefits, supplemental pension or retirement savings or financial planning services beyond what is provided broadly to all XPO employees.
✓ Substantial portion of compensation linked to creation of stockholder value. Performance-based awards are, and have been, subject to meaningful stock price and/or earnings-related performance goals measured over service-based vesting periods. In addition, the Committee regularly reviews the full portfolio of XPO stockholdings for each NEO to ensure there is a sufficient amount of compensation at risk if objectives are not met, further aligning compensation with stockholder returns and value creation.	✗ No pledging or hedging of company stock. Under our insider trading policy, our company's directors and executive officers, including the NEOs, are prohibited from pledging or holding company securities in a margin account. In addition, they are prohibited from engaging in hedging transactions, such as prepaid variable forwards, equity swaps, collars and exchange funds or any other transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of company equity securities.
✓ Stock ownership policies. The Board has established meaningful stock ownership guidelines and stock retention requirements that encourage a strong ownership mindset among our NEOs. Our ownership guidelines specify 6x annual base salary for our CEO and 3x annual base salary for our other NEOs.	✗ No guaranteed annual salary increases. Salary increases are not guaranteed annually and are instead determined based on review of our peer group, market survey data, an executive's experience, tenure, Company and individual performance, scope and scale of responsibility, unique skills, internal equity, and stockholder feedback.
✓ Clawback policy. Our NEOs are subject to clawback restrictions with respect to incentive compensation.	✗ No stock option repricing or discounted exercise price. XPO's equity incentive plan does not permit either stock option repricing without stockholder approval or stock option awards with an exercise price below fair market value.
✓ Restrictive covenants. Our NEOs are subject to comprehensive non-competition and other restrictive covenants.	✗ No golden parachute excise tax gross-ups. XPO does not provide golden parachute excise tax gross-ups.
✓ Engage with stockholders. Our Board values stockholder feedback and carefully considers investor perspectives in its decision-making processes for governance, compensation, and sustainability practices.	✗ No consultant conflicts. The Committee retains an independent compensation consultant who performs services only for the Committee, as described in more detail below under the heading *Role of the Committee's Independent Compensation Consultant*.

THE COMPENSATION AND HUMAN CAPITAL COMMITTEE'S DECISION-MAKING PROCESS

Role of the Compensation and Human Capital Committee

The Committee is responsible for approving our compensation practices and overseeing our executive compensation program in a manner consistent with XPO's compensation philosophy. The Committee is tasked with: (i) reviewing the annual and long-term performance goals for our NEOs; (ii) approving awards under incentive compensation and equity-based plans; and (iii) approving all other compensation and benefits for our NEOs. The Committee acts independently but works closely with the full Board and executive management in making many of its decisions. To assist it in discharging its responsibilities, the Committee has retained the services of an independent compensation consultant, as discussed further below.

Role of Management

Executive management provides input to the Committee, including with respect to the Committee's evaluation of executive compensation practices. In particular, our CEO, Mr. Harik, provides recommendations for proposed compensation actions with respect to our executive team, but not with respect to his own or Mr. Jacobs' compensation. The Committee carefully and independently reviews the recommendations of management without members of management present and consults its independent compensation consultant before making final determinations. We believe this process ensures that our executive compensation program effectively aligns with XPO's compensation philosophy and stockholder interests.

Role of the Committee's Independent Compensation Consultant

The Committee directly retained Exequity as its independent advisor for 2023. Among other things, the Committee's independent advisor consults on compensation and governance matters, monitors trends and evolving market practices in executive compensation, and provides general advice and support to the Committee and the Committee's chair. Exequity's support for the Committee in 2023 included reviewing LTI award grant proposals and LTI modifications for NEOs, providing guidance on the evolution of considerations following the RXO spin-off, providing guidance with the design of the annual STI program and reviewing the content of this CD&A. Exequity did not provide any other services to the company.

The Committee considered the independence of Exequity in light of applicable SEC rules and NYSE listing standards. After taking into account the absence of any relationships with management and members of the Committee, as well as Exequity's internal policies and other information provided to the Committee, the Committee determined that no conflicts of interest existed that would prevent Exequity from serving as an independent compensation consultant to the Committee.

Peer Group and Market Analysis

XPO competes for the best talent within the transportation industry and across industries within the broader economic landscape. In order to attract and retain high-performing talent, the Committee references prevailing pay rates when establishing target compensation opportunities. To do this, the Committee reviews executive pay levels and practices across the peer group established for this purpose by the Committee, as well as market survey data. The peer group serves as the principal reference group for evaluating our NEOs' compensation. Survey data derived from a range of business sectors serves as a secondary reference to ensure reasonableness, with a focus on companies with revenues between $5 billion and $10 billion in annual revenue, which is comparable to XPO's revenue. The Committee prefers to evaluate a range of information regarding market pay practices, as: (i) XPO has a longstanding history of sourcing executives from a diversity of industries outside of the transportation and logistics sectors; and (ii) the number of pure-play public transportation carriers of a size similar to XPO is extremely limited; therefore, the ultimate peer group is a mix of companies that extend beyond the actual business profile of XPO to adjacent industries.

At the start of 2023, a detailed review of the peer group was conducted to reflect XPO's go-forward size and operating characteristics, given its transformation in North America. The review focused on industry, labor market competitors, revenue, market capitalization and organizational similarity to determine relevance. Based on this evaluation, and with input and consultation from Exequity, the Committee established a new peer group consisting of 19 companies, with revenues ranging from 0.4x to 3.0x XPO's revenues, with XPO's 2022 revenue of $7.7 billion ranking at the 44th percentile. This resulted in the removal of two companies from the prior peer group — United Parcel Service, Inc. and FedEx Corporation — due to their revenue size, given that our company had become a standalone LTL provider in North America, and the addition of 10 new peers. All of the companies in the new 2023 peer group were determined to be comparable to XPO in terms of industry, revenue, market capitalization and labor market:

2023 Peer Group[1]		
ArcBest Corporation	Hub Group, Inc.	Old Dominion Freight Line, Inc.
Avis Budget Group, Inc.	J.B. Hunt Transport Services, Inc.	Ryder System, Inc.
C.H. Robinson Worldwide, Inc.	Knight-Swift Transportation Holdings, Inc.	Schneider National, Inc.
CSX Corporation	Landstar System, Inc.	TFI International Inc.
Expeditors Int'l of Washington, Inc.	Matson, Inc.	Union Pacific Corporation
Hertz Global Holdings, Inc.	Norfolk Southern Corporation	Werner Enterprises, Inc.

(1) Due to its bankruptcy, Yellow Corporation was removed from the peer group in mid-2023 on a go-forward basis.

The peer group and survey data review conducted at the start of 2023 was used to evaluate target pay levels for fiscal year 2023. In addition to reviewing peer group and survey market data, the Committee considers other internal and external factors in setting compensation for executives. These factors include, among others, an executive's experience, tenure, retention and succession plan considerations, and company performance.

OTHER COMPENSATION-RELATED ITEMS

Stock Ownership Policies

We believe that executive equity ownership in the company ensures alignment with stockholders and mitigates potential risks in the near-term at the expense of long-term value creation.

Guidelines

Stock ownership guidelines are expressed as a multiple of each NEO's annual base salary:

- CEO: 6x annual base salary
- Other NEOs: 3x annual base salary

Compliance with our stock ownership guidelines is generally determined using the aggregate count of shares of common stock held directly or indirectly by the NEO, plus unvested restricted stock units subject solely to time-based vesting. Stock options, whether vested or unvested, and equity-based awards subject to performance-based vesting conditions, are not counted toward meeting stock ownership guidelines until they have settled or been exercised, as applicable.

Until the stock ownership guidelines are met, an executive is required to retain 70% of the net shares (after tax withholding) received upon settlement of equity-based awards. A newly appointed executive is required to reach his or her stock ownership guideline no later than five years from the date of appointment.

As of the Record Date, all NEOs were in compliance with our stock ownership guidelines.

In addition to our stock ownership guidelines, certain awards of our executive chairman and CEO were amended during 2023 to include one-year holding periods after vesting, as described above, and certain other LTI awards of our NEOs require one-year holding periods after vesting.

Clawback Policy

As described above under the heading *Employment Agreements with NEOs — Clawbacks,* Mr. Jacobs and Mr. Harik are party to agreements in connection with their employment, which include clawback restrictions with respect to LTI and STI compensation. Mr. Wismans, Mr. Bates and Ms. Cassity are subject to agreements in connection with their LTI compensation, which include clawback restrictions. The Committee is focused on mitigating the company's risk associated with its compensation program for NEOs and believes that clawback provisions are an important tool to achieve this. In 2023, the Board adopted a clawback policy (the "Clawback Policy"), which complies with the new SEC rules and NYSE listing standards and is also more comprehensive as detailed below.

Annual STI Compensation

Beyond the mandated clawback provisions under the SEC rules and NYSE listing standards, the employment agreements for Mr. Jacobs and Mr. Harik provide that if the NEO has engaged in fraud or other willful misconduct that contributes materially to any financial restatement or material loss to the company or any of its affiliates, the company may: (i) require repayment by the NEO of any cash STI or annual STI previously paid, net of any taxes paid by the NEO on such STI; (ii) cancel any earned but unpaid cash STI or annual STI; and/or (iii) adjust the NEO's future compensation in order to recover an appropriate amount with respect to the restated financial results or the material loss.

Long-Term Incentive Compensation

Beyond the mandated clawback provisions under the SEC rules and NYSE listing standards, the employment agreements for Mr. Jacobs and Mr. Harik include a clawback provision under which the NEO may be required, upon certain triggering events, to repay all or a portion of LTI compensation that was previously paid (including proceeds from previously exercised and vested equity-based awards) and to forfeit unvested equity-based awards during the term of the employment agreements. In cases where a cure is possible, the NEO will first be provided with a specified cure period. These clawback provisions are generally triggered if any of the following conditions apply. If the NEO:

- Is terminated for cause, as defined in the employment agreement;
- Has engaged in fraud or other willful misconduct that contributes materially to any significant financial restatement or material loss to our company or any of our affiliates; and/or
- Breaches the restrictive covenants that are applicable under the employment agreement.

The time period for the company to take action under this clawback provision is up to six months from the date of termination for cause and, for all other specified conditions, at any time up to six months after learning of the conduct, but in no event more than two years after the NEO engages in such conduct.

The LTI agreements for NEOs provide that if they breach any restrictive covenant contained in any arrangements with the company or engage in fraud or willful misconduct that contributes materially to any financial restatement or material loss to the company or any of its subsidiaries, the company may require the NEO to repay any long-term incentive compensation that was previously paid (including proceeds from vested equity-based awards) and to forfeit unvested equity-based awards. In cases where a cure is possible, the NEO will first be provided with a specified cure period.

The Severance Agreements for our NEOs provide that they will be subject to any legally mandated policy relating to the recovery of compensation, to the extent that the company is required to implement such policy pursuant to applicable law.

In 2023, the NYSE adopted new listing standards addressing policy requirements for the mandatory recovery of executive incentive-based compensation by issuers with securities listed on the exchange. Our Board believes that it is in the best interests of the company and its stockholders to maintain a culture that emphasizes accountability. The Clawback Policy provides for the recovery of certain incentive compensation in the event of an accounting restatement as described below, and is designed to comply with Section 10D of the Exchange Act, Rule 10D-1 promulgated under the Exchange Act and Section 303A.14 of the New York Stock Exchange Listed Company Manual.

The Clawback Policy provides that the company shall promptly recoup any erroneously awarded compensation received by any covered executive in the event of an accounting restatement. The accounting restatements covered include any restatement of the Company's financial statements due to material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to such financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected. The amount of erroneously awarded compensation subject to recovery under the Clawback Policy is the amount of incentive-based compensation received during the three-year period preceding the date of the accounting restatement exceeds the amount that would have been received had it been determined based on the restated amounts.

To the extent that the rules adopted by the NYSE or the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act are broader than the clawback provisions contained in our NEO agreements, and to the extent that the company is required to implement any additional clawback provisions pursuant to applicable law, each NEO will be subject to additional clawback provisions pursuant to such rules as described under the heading ***Employment Agreements with NEOs—Clawbacks***.

Equity Granting Policy

All equity awards to NEOs are approved by the Committee with a grant date determined at the time of approval. We do not time the grant of equity awards in coordination with the release of material non-public information.

Benefits

Our NEOs are provided with the same benefits as are generally offered to other eligible employees, including participation in our company's 401(k) plan and insurance benefit programs. Our NEOs receive minimal perquisites, as shown in the "All Other Compensation" table following the CD&A.

Employment Agreements

We have entered into multi-year employment agreements with certain of our NEOs to promote long-term retention, while allowing the Committee to exercise discretion in designing incentive compensation programs. The material compensation-related terms of these agreements are described under the heading ***Employment Agreements with NEOs*** and the tables that follow the CD&A.

Mr. Jacobs and Mr. Harik each entered into employment agreements in connection with their transition to their new roles in August and September 2022, respectively; these agreements became effective upon the RXO spin-off on November 1, 2022. Mr. Wismans entered into an offer letter agreement, a Confidential Information Protection Agreement, and a Change of Control and Severance Agreement in connection with his promotion to CFO, effective August 11, 2023. Mr. Bates entered into an offer letter agreement, a Confidential Information Protection Agreement, and a Change of Control and Severance Agreement in connection with his hiring as COO, effective April 21, 2023. Ms. Cassity entered into an offer letter agreement, a Confidential Information Protection Agreement, and a Change of Control and Severance Agreement in connection with her hiring as CLO, effective March 13, 2023. Mr. Anderson entered into an offer letter agreement, a Confidential Information Protection Agreement, and a Change of Control and Severance Agreement in connection with his hiring as CFO, effective November 8, 2022.

The above mentioned agreements for our NEOs (collectively, the "NEO Agreements") outline the terms and conditions of employment with XPO, including all restrictive covenants that benefit the company, with provisions such as non-competition and non-solicitation of customers and employees, as well as the target compensation opportunity designated by the Committee for base salary, annual STIs, annual LTIs, and other separation benefits that the executives would qualify for under specified circumstances. The material terms of these agreements are described under the heading ***Employment Agreements with NEOs***. There are no multi-year compensation guarantees established in the NEO Agreements. The Committee may adjust compensation levels from year to year based on its annual assessments of performance and market benchmarks. For 2023, the Committee determined that no changes to base salary or target variable compensation levels were warranted, given the recent assessments of competitive pay levels conducted in late 2022, and were updated and assessed again in early 2023.

Separation from Employment of Mr. Anderson

Following Mr. Anderson's voluntary separation from the company on August 11, 2023, he received payment for certain accrued but unused paid time off ("PTO") pursuant to applicable law and the company's paid time off policy, Mr. Anderson did not receive any additional compensation in connection with the separation of his employment and forfeited all outstanding equity awards as of the separation date. His termination is detailed in the table "Potential Payments Upon Termination or Change of Control" following the CD&A.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986 as amended (the "Code") disallows a federal income tax deduction to public companies for compensation greater than $1 million paid in any tax year to covered executive officers.

As a general matter, while tax deductibility is one of several relevant factors considered by the Committee in determining compensation, our Board believes that the tax deduction limitation imposed by Section 162(m) should not compromise the company's access to compensation arrangements that will attract and retain a high level of executive talent. Accordingly, the Committee and the Board takes into consideration a multitude of factors in making executive compensation decisions and may approve executive compensation that is not tax deductible.

Risk Assessment of Incentive Compensation Programs

The Committee's independent compensation consultant performed an assessment for the Committee for 2023 to determine whether there were material risks that could arise from our compensation plans and programs. The Committee concluded that for 2023, the company's compensation plans and programs are not reasonably likely to have a material adverse effect on the company.

COMPENSATION AND HUMAN CAPITAL COMMITTEE REPORT

The following statement made by the Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, except to the extent that we specifically incorporate such statement by reference.

The Committee reviewed the Compensation Discussion and Analysis with management as required by Item 402(b) of Regulation S-K, as set forth above. Based on this review and the resulting discussions with management, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into XPO's 2023 Form 10-K.

COMPENSATION AND HUMAN CAPITAL COMMITTEE

Johnny C. Taylor, Jr., chair
Allison Landry, member
Irene Moshouris, member

COMPENSATION TABLES

Summary Compensation Table

The table below sets forth information concerning the total compensation awarded to, earned by or paid to our NEOs for the year ended December 31, 2023. We compensate our NEOs pursuant to the terms of their respective employment agreements. The information reported in the table below reflects the terms of such agreements. More information about our NEOs' employment agreements is provided under the heading *Employment Agreements with NEOs*.

Note: The Stock Awards column in the table below includes the impacts of modifications to previously-granted cash and stock awards in 2023 and 2022. Refer to the "Supplemental Summary Compensation Table" below for a representation of the compensation paid to our NEOs for fiscal years 2023 and 2022, excluding the modifications of awards granted in prior years.

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2][3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total ($)
Brad Jacobs[6] *Executive Chairman*	2023	600,000	—	14,125,046	1,291,050	14,880	16,030,976
	2022	929,561	—	34,600,992[7]	11,446,524	13,880	46,990,957
	2021	1,000,000	—	—	20,625,000	418,280	22,043,280
Mario Harik[8] *Chief Executive Officer*	2023	850,000	—	9,084,498	2,438,650	14,463	12,387,611
	2022	557,857	—	7,381,069[7]	1,075,334	13,463	9,027,723
	2021	500,000	100,000	—	4,914,063	12,863	5,526,925
Kyle Wismans[9] *Chief Financial Officer*	2023	440,913	795,000	1,679,932	788,975	14,102	3,718,922
David Bates[10] *Chief Operating Officer*	2023	522,116	1,725,000	11,485,130	2,468,431	1,120	16,201,797
Wendy Cassity[11] *Chief Legal Officer*	2023	464,423	570,000	1,324,127	824,838	1,210	3,184,598
Carl Anderson[12] *Former Chief Financial Officer*	2023	384,616	—	1,645,481	—	22,633	2,052,730
	2022	93,750	—	1,091,845[13]	129,452	263	1,315,310

Supplemental Summary Compensation Table

The following Supplemental Summary Compensation Table provides a representation of the compensation paid to our NEOs for fiscal year 2023, excluding the value of the 2023 tranche of the cash LTI awards that were granted in 2020 and converted to equity awards in 2023, as described in footnote 4 below; and 2022, excluding the value of equity awards that were granted in 2018 and 2019 and modified in 2022 in connection with the RXO spin-off, as described in footnote 7 below. We believe this table facilitates analysis of the compensation paid to our NEOs by excluding amounts from 2023 and 2022 related to awards granted in prior periods, to assist with comparison to prior years and assessment of trends in our compensation.

This Supplemental Summary Compensation Table view is for informational purposes only and is not presented in accordance with SEC requirements.

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2][3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total ($)
Brad Jacobs[6] *Executive Chairman*	2023	600,000	—	4,632,433	1,291,050	14,880	6,538,363
	2022	929,561	—	—[7]	11,446,524	13,880	12,389,965
	2021	1,000,000	—	—	20,625,000	418,280	22,043,280
Mario Harik[8] *Chief Executive Officer*	2023	850,000	—	6,948,658	2,438,650	14,463	10,251,771
	2022	557,857	—	—[7]	1,075,334	13,463	1,646,654
	2021	500,000	100,000	—	4,914,063	12,863	5,526,925
Kyle Wismans[9] *Chief Financial Officer*	2023	440,913	795,000	1,679,932	788,975	14,102	3,718,922
David Bates[10] *Chief Operating Officer*	2023	522,116	1,725,000	11,485,130	2,468,431	1,120	16,201,797
Wendy Cassity[11] *Chief Legal Officer*	2023	464,423	570,000	1,324,127	824,838	1,210	3,184,598
Carl Anderson[12] *Former Chief Financial Officer*	2023	384,616	—	1,645,481	—	22,633	2,052,730
	2022	93,750	—	1,091,845[13]	129,452	263	1,315,310

(1) Annual cash bonus awards for 2023 are included in the column "Non-Equity Incentive Plan Compensation" and reflect formulaic awards earned in respect of 2023. Mr. Wismans received $795,000 in cash-based retention bonuses related to the RXO spin-off prior to becoming CFO. Mr. Bates was granted a new hire sign-on cash award of $1.725 million, which included a payment in lieu of the short-term incentive bonus that he was forced to forfeit upon joining XPO from his previous employer. Ms. Cassity received a sign-on bonus of $570,000 as part of her offer letter. Annual cash bonus awards for 2022 are included in the column "Non-Equity Incentive Plan Compensation" and reflect formulaic annual cash bonus awards earned in respect of 2022 for Mr. Jacobs, Mr. Harik and Mr. Anderson. Mr. Harik received an additional $100,000 cash bonus in 2021 in consideration of his work related to the GXO spin-off.

(2) The amounts reflected in this column represent the aggregate grant date fair value of the awards made during each respective year, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718 "Compensation — Stock Compensation" ("FASB ASC 718"). For additional information related to the measurement of stock-based compensation awards, see Notes to Consolidated Financial Statements — Note 15. Stock-Based Compensation in our 2023 Form 10-K.

(3) In order to preserve the value of the awards held by employees continuing with XPO following each of the GXO and RXO spin-offs, as applicable, including our NEOs, the number of outstanding shares underlying outstanding awards were adjusted using the ratios and methodologies outlined in each employee matters agreement, as applicable. The GXO ratio was based on the closing price per share of XPO common stock on July 30, 2021, compared with the closing price per share of XPO common stock on August 2, 2021. The RXO ratio was based on either: (i) the closing price per share of XPO common stock on October 31, 2022, compared with the closing price per share of XPO common stock on November 1, 2022; or (ii) a distribution ratio of one share of RXO common stock for every share of XPO common stock. The modification of these awards in connection with either spin-off did not result in incremental compensation cost.

(4) The amounts reported in this column for 2023 represent the amounts earned under the annual short-term incentive awards, based on achievement of the 2023 targets, as described under the heading *Executive Compensation Outcomes for 2023* in the sections Annual Short Term Incentive Awards — NEO STI Payouts (except COO) and COO STI Payouts. The 2023 STI award for Mr. Wismans reflects combined compensation amounts of $479,870 for the prior roles he held in 2023, as well as $309,105 for the portion of 2023 he served as our CFO. In lieu of an annual short-term incentive award, Mr. Bates receives quarterly payments equivalent to 0.56% of our North American Less-Than-Truckload adjusted operating income, subject to certain restrictions. Descriptions of the company's profit-sharing cash incentive plan and Award Agreement are provided under the heading *Executive Compensation Outcomes for 2023* in the section *COO STI Payouts.* The amounts reflected in this column for 2022 include formulaic annual cash bonus awards earned in respect of 2022 of $2,612,822, $1,075,334 and $129,452 for Mr. Jacobs, Mr. Harik and Mr. Anderson, respectively. The amounts reflected in this column for 2022 and 2021 also include a cash LTI award granted in 2020 and earned in respect of 2022 for Mr. Jacobs, and 2021 for Mr. Jacobs and Mr. Harik. On July 31, 2020, the Committee awarded Mr. Jacobs and Mr. Harik LTI awards subject to achievement of an absolute adjusted cash flow per share goal, a relative growth in adjusted cash flow per share goal and scorecard targets related to ESG goals. The award is earned in cash in four installments on the first anniversary of the grant (July 31, 2021) and each of January 15, 2022, 2024 and 2026. The goals underlying the 2020 LTI award are subject to both performance-based and service-based conditions. The target award can be earned based on attainment of the absolute adjusted cash flow per share goals of $3.04, $4.51, $5.35 and $5.95 for each of the second half of 2020 and full year 2021, 2022 and 2023, respectively (50% of award); the relative growth in adjusted cash flow per share goal at the 55th percentile (25% of award); or achievement against goals related to ESG as outlined in a comprehensive scorecard (25% of award). The award is earned based on a sliding scale with a minimum payout of 0% and a maximum payout of 200%. As discussed in more detail in Modification of the Outstanding 2020 Performance-Based Cash LTI Grant, on February 9, 2023, the Committee approved the cancellation of 100% of the target amount of the 2023 tranche of the 2020 LTI award for Mr. Jacobs and Mr. Harik and replacement with PSUs (the "PSU Replacement Awards"). Each PSU Replacement Award has a target grant date value equal to the canceled portion of Messrs. Jacobs' and Harik's 2020 LTI award. The PSU Replacement Awards are subject to a replacement of the absolute adjusted cash flow per share and relative growth in adjusted cash flow per share performance goals from the 2020 LTI awards' final tranche with a relative TSR performance goal, weighted at 75%, and a continuation of the ESG scorecard goal, weighted at 25% and adjusted in connection with the RXO spin-off. The number of PSUs granted pursuant to the PSU Replacement Award for each of Mr. Jacobs and Mr. Harik was determined based on the grant value of the 2020 LTI awards final tranche for each of Messrs. Jacobs and Harik and the closing price of a share of the company's common stock on February 9, 2023. The PSU Replacement Awards have an additional time-based vesting condition that generally requires continued service through February 9, 2025, or an earlier qualifying termination of service, and are subject to a restriction on the sale or transfer of shares until January 15, 2026 (which generally aligns with the vesting period for the corresponding canceled portion of the 2020 LTI awards).

(5) The components of "All Other Compensation" for 2023 are detailed in the "All Other Compensation" table.

(6) Effective as of November 1, 2022, Mr. Jacobs, formerly chairman and CEO, assumed the role of executive chairman. Mr. Jacobs' 2022 amounts reflect all of his compensation for the full fiscal year. Mr. Jacobs did not receive any additional compensation for his service as a director.

(7) On November 1, 2022, in connection with the completion of the RXO spin-off, the outstanding PSUs granted in 2018 and 2019 to both Mr. Jacobs and Mr. Harik were modified by converting the 2018 PSU award and 2019 PSU awards held by each into time-based vesting RSU awards ("2022 Converted RSUs"). The 2022 Converted RSUs: (i) vest on December 31, 2024, generally subject to continued employment by the executive (or, in the case of Mr. Jacobs, willingness to serve on the company's board of directors) through the vesting date; and (ii) the after-tax shares received upon the settlement of the 2022 Converted RSUs, subject to a lock-up that prohibits transfers of such shares through December 31, 2025. With respect to the previously awarded PSUs in 2018 and 2019 for Mr. Jacobs and Mr. Harik, the company reported the grant date values of those awards in the tables "Summary Compensation" and "Grants of Plan-Based Award" in the year of grant as if the performance conditions associated with those awards were probable. The performance conditions were not probable and the amounts that should have been reflected were $0. In 2022, these awards were modified and converted to time-based RSUs. The fair value of the awards immediately prior to the 2022 modification were zero, as the awards were not probable. The amount shown in this column represents the incremental fair value of the modified awards calculated in accordance with FASB ASC 718 at the 2022 modification date over the sum of the award amounts previously reported in our 2018 and 2019 proxy statements ($12,690,463 and $7,007,415 for Mr. Jacobs, and $1,230,004 and $1,648,799 for Mr. Harik for 2018 and 2019, respectively). The values shown in this column (when taken together with the previously reported values) are equal to the full amount of compensation expense to be taken for these awards under FASB ASC Topic 718. The financial statements properly reflect the accounting for these awards in accordance with FASB ASC 718 for all periods.

(8) Effective as of November 1, 2022, Mr. Harik, formerly chief information officer, chief customer officer, and president, North American LTL, assumed the role of CEO and was appointed a director of the company. Mr. Harik's 2022 amounts reflect all of his compensation for the full fiscal year. Mr. Harik did not receive any additional compensation for his service as a director.

(9) Effective as of August 11, 2023, Mr. Wismans assumed the role of CFO. Mr. Wismans' 2023 amounts reflect all of his compensation for the full fiscal year.

(10) Effective as of April 21, 2023, Mr. Bates assumed the role of COO. Mr. Bates' 2023 amounts reflect all of his compensation for the full fiscal year.

(11) Effective as of March 13, 2023, Ms. Cassity assumed the role of CLO. Ms. Cassity's 2023 amounts reflect all of her compensation for the full fiscal year.

(12) Mr. Anderson assumed the role of CFO effective as of November 8, 2022; his employment with the company terminated on August 11, 2023. Upon the termination, he forfeited all outstanding stock awards. Mr. Anderson's 2023 amounts reflect all of his compensation for the full fiscal year.

(13) Mr. Anderson's 2022 amounts reflect all of his compensation for the full fiscal year, including RSU and PSU awards granted upon his appointment as CFO on November 8, 2022**.** The Committee awarded Mr. Anderson PSUs subject to achievement based on XPO's TSR over the performance period relative to the S&P Midcap 400 Index, with a multiplier based on the company's TSR over the performance period compared to the aggregate weighted TSR of certain pre-selected transportation peers. The award was eligible to be earned in equity in one installment, which would have vested on November 8, 2026. The goals underlying these PSUs were subject to both performance-based and service-based conditions, with the award earned on a sliding scale, with a minimum payout of 0% and a maximum payout of 200%.

All Other Compensation Table

The following table sets forth the amounts included in the All Other Compensation column in the "Summary Compensation Table" for our NEOs in 2023.

Name	Matching Contributions to 401(k) Plan[1] ($)	Company-Paid Life Insurance Premiums[2] ($)	Payout of Paid Time Off[3] ($)	Total ($)
Brad Jacobs	13,200	1,680	—	14,880
Mario Harik	13,200	1,263	—	14,463
Kyle Wismans	13,200	902	—	14,102
Dave Bates	—	1,120	—	1,120
Wendy Cassity	—	1,210	—	1,210
Carl Anderson	—	1,052	21,581	22,633

(1) Amounts in this column represent matching contributions made by XPO to the company's 401(k) plan. Only amounts contributed directly by our NEOs are eligible for matching contributions, and our NEOs are eligible for matching contributions on the same basis as all other eligible employees of our company.

(2) Amounts in this column include company-paid premiums for basic life insurance.

(3) Mr. Anderson's employment with the company terminated on August 11, 2023. He received $21,581 for accrued paid time off.

Grants of Plan-Based Awards

The following table sets forth additional details regarding grants of equity plan-based awards for our NEOs in 2023.

Name	Grant Date	Grant Type	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[3]
			Threshold (#)[1]	Target (#)	Maximum (#)[2]		
Brad Jacobs	2/9/2023	PSU	49,551	264,271	528,542	—	9,492,613
	3/6/2023	PSU	44,126	110,314	220,628	—	3,632,418
	3/6/2023	RSU	—	—	—	27,579	1,000,015
Mario Harik	2/9/2023	PSU	11,149	59,461	118,922	—	2,135,840
	3/6/2023	PSU	66,189	165,472	330,944	—	5,448,654
	3/6/2023	RSU	—	—	—	41,368	1,500,004
Kyle Wismans	2/15/2023	RSU	—	—	—	11,917	449,986
	3/6/2023	PSU	3,310	8,274	16,548	—	272,452
	3/6/2023	RSU	—	—	—	8,963	324,998
	8/15/2023	PSU	1,727	3,454	6,908	—	382,461
	8/15/2023	RSU	—	—	—	3,454	250,035
Dave Bates	4/21/2023	PSU	8,860	22,149	44,298	—	885,469
	4/21/2023	PSU	51,113	102,226	204,452	—	7,424,674
	4/21/2023	RSU	—	—	—	11,926	524,983
	4/21/2023	RSU	—	—	—	60,200	2,650,004
Wendy Cassity	3/15/2023	PSU	6,063	15,156	30,312	—	454,115
	3/15/2023	RSU	—	—	—	11,216	370,016
	3/15/2023	RSU	—	—	—	15,156	499,996
Carl Anderson[4]	3/6/2023	PSU	12,549	31,371	62,742	—	1,032,977
	3/6/2023	RSU	—	—	—	16,892	612,504

(1) Amounts in this column reflect the number of potential shares earned for threshold performance for each performance metric of each award. Please note that some performance metrics do not provide a threshold opportunity. The payout opportunity for threshold performance can be 0, 25% or 50% depending upon the terms and conditions for each performance metric for each award.

(2) The maximum level that may be paid is 200% of target.

(3) Amounts in this column reflect the grant date fair value of awards calculated in accordance with FASB ASC Topic 718, using the valuation methodology set forth in Note 15, Stock-Based Compensation in our Consolidated Financial Statements of our 2023 Form 10-K.

(4) Mr. Anderson's employment with the company terminated on August 11, 2023 and all outstanding stock awards were forfeited.

Additional information relevant to the awards shown in the above table, including a discussion of the applicable performance criteria and the actual payouts under such awards, is included below under the heading *Outstanding Equity Awards at Fiscal Year-End*.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards held by our NEOs as of December 31, 2023.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Brad Jacobs	1,301,176(5)	113,790,006(5)	617,034(6)	54,046,008(6)
Mario Harik	313,620(7)	27,469,976(7)	765,878(8)	67,083,254(8)
Kyle Wismans	27,762(9)	2,431,674(9)	23,456(10)	2,054,511(10)
David Bates	72,126(11)	6,317,516(11)	248,750(12)	21,788,013(12)
Wendy Cassity	26,372(13)	2,309,923(13)	30,312(14)	2,655,028(14)
Carl Anderson	—(15)	—(15)	—(15)	—(15)

Note: Vesting of all outstanding equity awards is subject to continued employment by the NEO on the applicable vesting date, subject to certain exceptions in connection with a qualifying termination of employment. See the "Potential Payments Upon Termination or Change of Control" table below for more details.

(1) In order to preserve the value of the awards held by employees continuing with XPO following each of the GXO and RXO spin-offs, as applicable, including our NEOs, the number of outstanding shares underlying outstanding awards were adjusted using the ratios and methodologies outlined in each employee matters agreement, as applicable. The GXO ratio was based on the closing price per share of XPO common stock on July 30, 2021, compared to the closing price per share of XPO common stock on August 2, 2021. The RXO ratio was based on either: (i) the closing price per share of XPO common stock on October 31, 2022, compared to the closing price per share of XPO common stock on November 1, 2022; or (ii) a distribution ratio of one share of RXO common stock for every share of XPO common stock. The modification of these awards in connection with either spin-off did not result in incremental compensation cost.

(2) In accordance with the RXO spin-off distribution ratio, certain outstanding RSUs on November 1, 2022, received additional time-based RSUs covering shares of stock of RXO. The outstanding RXO RSUs are as follows: Mr. Jacobs received 1,174,495 RXO RSUs valued at $27,318,754; Mr. Harik received 221,923 RXO RSUs valued at $5,161,929 and 28,031 PSUs that have been certified at 52% and converted to time-based RSUs through the remainder of the vesting period valued at $652,001; and Mr. Wismans received 3,428 RXO RSUs valued at $79,735 calculated using $23.26, the closing price of RXO common stock on the NYSE on December 29, 2023, the last trading day of our fiscal year 2023. The value of these RXO RSUs is not reflected in the table above.

(3) The values reflected in this column were calculated using $87.59, the closing price of a company share on the NYSE on December 29, 2023, the last trading day of our fiscal year 2023.

(4) In accordance with the RXO spin-off distribution ratio, certain outstanding PSUs on November 1, 2022 received additional PSUs covering shares of stock of RXO. The outstanding RXO PSUs are as follows: Mr. Harik received 28,031 RXO PSUs valued at $652,001 using $23.26, the closing price of RXO common stock on the NYSE on December 29, 2023, the last trading day of our fiscal year 2023. These PSUs have been certified at 52% and have converted to time-based RSUs for the remainder of the vesting period. The value of these RXO RSUs is not reflected in the table above.

(5) Consists of 1,174,495 RSUs that vest on December 31, 2024 and are restricted from sale until December 31, 2025, 99,102 PSUs which vest February 9, 2025 that resulted from the performance certification at 150% and will be counted as time-based RSUs through the remainder of the vesting period and 27,579 RSUs that vest in equal installments on March 15, 2024, March 15, 2025 and March 15, 2026.

(6) Consists of 198,203 target PSUs that vest on February 9, 2025, and 110,314 target PSUs that vest on March 6, 2026, subject to achievement of the Performance Criteria defined below. PSUs are reflected at the maximum level. The 99,102 PSUs that resulted from the performance certification at 150% are converted to time-based RSUs through the remainder of the vesting period on February 9, 2025.

a. PSUs noted as vesting on December 31, 2024, subject to achievement of threshold opportunity at 25% payout for the company's Total Shareholder Return Percentile Position vs. Index Companies in the S&P Transportation Select Industry Index for performance at the 40th percentile performance, and the maximum level that may be paid is 200% of target. The target award can be earned based on attainment of the company's Total Shareholder Return Percentile Position vs. Index Companies in the S&P Transportation Select Industry Index for performance at the 60th percentile performance for the period November 1, 2022 through December 31, 2024 (75% of award), or achievement against goals related to ESG as outlined in our comprehensive scorecard (25% of award). The threshold is the same as the target for the company's ESG Metrics Scorecard Grade. The award is earned based on a sliding scale with a minimum payout of 0% and a maximum payout of 200%. For a description of the 2023 performance criteria and results, see *Executive Compensation Outcomes for 2023 — Long-Term Incentive Awards — Summary of ESG Scorecard Deliverables and Achievement Certification.*

b. PSUs noted as vesting on March 6, 2026, subject to achievement of certain performance criteria. PSUs are shown at the maximum level, with achievement of target performance goals as follows: (i) LTL adjusted EBITDA growth of at least 8% (40% of award); (ii) LTL adjusted operating ratio Improvement of at least 300 basis points (20% of award); and (iii) our company's TSR ranking at the completion of the Performance Period relative to each company in the S&P Transportation Select Industry Index TSR a (in the order of lowest to highest TSR) at a minimum of the 60th percentile (40% of award).

(7) Consists of 28,031 PSUs that resulted from the performance certification at 52% and converted to time-based RSUs through the remainder of the vesting period, 22,298 PSUs vesting on February 9, 2025 that resulted from the performance certification at 150% and counted as time-based RSUs through the remainder of the vesting period, 221,923 RSUs that vest on December 31, 2024 and are restricted from sale until December 31, 2025, and 41,368 RSUs that vest in equal installments on March 15, 2024, March 15, 2025 and March 15, 2026.

(8) Consists of 44,596 target PSUs that vest on February 9, 2025, 165,472 target PSUs that are eligible to vest on March 6, 2026, and 172,871 target PSUs that are eligible to vest on August 5, 2026, subject to the TSR Performance Goal with a relative TSR Multiplier, both as defined below. 28,031 PSUs resulted from the performance certification at 52% and converted to time-based RSUs through the remainder of the vesting period and the 14,865 PSUs that resulted from the performance certification at 150% are converted to time-based RSUs through the remainder of the vesting period. The PSUs that vest on August 5, 2026 are restricted from sale until one year after the settlement date, except in death or change of control termination. The PSUs are reflected at the maximum level. There is no threshold level of payment for below target performance, and the maximum level that may be paid is 200%. The target award can be earned based on individual or aggregate attainment of the performance goals as further detailed below. The award is earned based on a sliding scale with a minimum payout of 0% and a maximum payout of 200% of target.

a. PSUs noted as vesting on December 31, 2024, subject to achievement of certain performance goals. See footnote 6a. above for additional terms of these PSUs.

b. PSUs noted as vesting on March 6, 2026, subject to achievement of certain performance goals. See footnote 6b. above for additional terms of these PSUs.

c. PSUs noted as vesting on August 5, 2026, subject to achievement of a relative TSR goal with a relative TSR multiplier; cannot be earned until after the four-year performance period ending August 5, 2026. The goals underlying these PSUs are: (i) company TSR ranking at the completion of the Performance Period relative to each company in the S&P Midcap 400 Index TSR (in the order of lowest to highest TSR) at a minimum of the 67th percentile (the "TSR Performance Goal"); and (ii) a multiplier of company TSR over the Performance Period that exceeds the aggregate weighted TSR of certain pre-selected transportation peers over the Performance Period by a minimum of 200 basis points (the "TSR Multiplier").

(9) Consists of 2,176 RSUs that vest in substantially equal installments on March 10, 2024 and March 10, 2025; 1,252 RSUs that vest in equal installments on November 14, 2024 and November 14, 2025; 11,917 RSUs that vest in substantially equal installments on February 15, 2024, February 15, 2025 and February 15, 2026; 8,963 RSUs that vest in substantially equal installments on March 15, 2024, March 15, 2025 and March 15, 2026; and 3,454 RSUs that vest on August 15, 2027.

(10) Consists of 8,274 target PSUs that vest on March 6, 2026, and 3,454 target PSUs that vest on August 15, 2027, subject to achievement of certain performance goals. PSUs are reflected at the maximum level.

a. PSUs noted as vesting on March 6, 2026, subject to achievement of certain performance goals. See footnote 6b. above for additional terms of these PSUs.

b. PSUs noted as vesting on August 15, 2027, subject to achievement of the TSR performance goals as follows: achievement of threshold opportunity at 50% payout for the company's Total Shareholder Return Percentile Position vs. Index Companies in the S&P Transportation Select Industry Index for performance at the 40th percentile performance; the maximum level that may be paid is 200% of target for performance at the 75th percentile or greater. The target award can be earned based on attainment of the company's Total Shareholder Return Percentile Position vs. Index Companies in the S&P Transportation Select Industry Index for performance at the 55th percentile performance for the period August 15, 2023 through August 15, 2027 (100% of award). PSUs are reflected at the maximum level that may be paid, which is 200% of target. The award is earned based on a sliding scale with a minimum payout of 0% and a maximum payout of 200%.

(11) Consists of 11,926 RSUs that vest in equal installments on March 15, 2024, March 15, 2025 and March 15, 2026, and 60,200 RSUs that vest in equal installments on April 21, 2024 and April 21, 2025.

(12) Consists of 22,149 target PSUs that vest on March 6, 2026 and 102,226 target PSUs which vest on April 21, 2028, subject to achievement of certain performance goals. PSUs are reflected at the maximum level.

a. PSUs noted as vesting on March 6, 2026, subject to achievement of certain performance goals. See footnote 6b. above for additional terms of these PSUs.

b. PSUs noted as vesting on April 21, 2028, subject to achievement of the TSR performance goals as follows: achievement of threshold opportunity at 50% payout for the company's Total Shareholder Return Percentile Position vs. Index Companies in the S&P Transportation Select Industry Index for performance at the 40th percentile performance; the maximum level that may be paid is 200% of target for performance at the 75th percentile or greater. The target award can be earned based on attainment of the company's Total Shareholder Return Percentile Position vs. Index Companies in the S&P Transportation Select Industry Index for performance at the 55th percentile performance for the period April 21, 2023, through April 21, 2028 (100% of award). PSUs are reflected at the maximum level that they may be paid.

(13) Consists of 26,372 RSUs that vest in equal installments on March 15, 2024, March 15, 2025 and March 15, 2026.

(14) Consists of 15,156 target PSUs that vest on March 6, 2026, subject to achievement of certain performance goals. PSUs are reflected at the maximum level. See footnote 6b. above for additional terms of these PSUs.

(15) Mr. Anderson's employment with the company terminated on August 11, 2023, and all outstanding stock awards were forfeited.

Option Exercises and Stock Vested

The following table sets forth the options exercised and stock vested for our NEOs during 2023.

	Stock Awards[1]	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Brad Jacobs	43,125	3,777,319
Mario Harik	19,406	1,699,772
Kyle Wismans	21,729	1,329,961
Dave Bates	—	—
Wendy Cassity	—	—
Carl Anderson	—	—

(1) In accordance with the RXO spin-off distribution ratio, certain outstanding LTI awards on November 1, 2022, received corresponding LTI awards covering shares of stock of RXO, Inc. These RXO LTI awards vested as follows: Mr. Jacobs vested in 43,125 RXO PSUs valued at $1,003,088; Mr. Harik vested in 19,406 RXO PSUs valued at $451,384; and Mr. Wismans vested in 7,600 RXO RSUs valued at $149,546 and 14,129 RXO PSUs valued at $320,304. The values reflected were calculated by multiplying the number of RXO shares that vested in 2023 by the closing price of one share of RXO common stock on the NYSE on each applicable vesting date. The values of these RXO awards are not reflected in the table above.

(2) The values reflected in this column were calculated by multiplying the number of shares that vested in 2023 by the closing price of one share of XPO common stock on the NYSE on each applicable vesting date.

Potential Payments Upon Termination or Change of Control

The following table sets forth the amounts of compensation that would be due to Messrs. Jacob and Harik pursuant to their respective employment agreements and equity award agreements (or in the cases of Messrs. Wismans, Bates and Anderson and Ms. Cassity, pursuant to their Change of Control and Severance Agreement and equity award agreements), as applicable, upon the termination events as summarized below, as if each such event had occurred on December 31, 2023. The amounts shown below are estimates of the payments that each NEO would receive in certain instances. The actual amounts payable will only be determined upon the actual occurrence of any such event. For Mr. Anderson, the following table sets forth the amount of compensation that was due in connection with his actual separation of employment.

	Brad Jacobs ($)	Mario Harik ($)	Kyle Wismans ($)	Dave Bates ($)	Wendy Cassity ($)	Carl Anderson[1] ($)
Termination without Cause:						
Continuation of cash compensation[2][3][4][5]	4,500,000	3,400,000	1,650,000	5,775,000	1,725,000	—
Acceleration of equity-based awards[6][7]	140,993,010[9]	27,716,279	881,944	4,641,219	968,045	—
Continuation of medical / dental benefits[8]	19,788	27,573	10,942	12,186	11,759	—
Total	**145,512,798**	**31,143,852**	**2,542,886**	**10,428,405**	**2,704,804**	
Voluntary Termination with Good Reason:						
Continuation of cash compensation[2][5]	4,500,000	—	—	—	—	—
Acceleration of equity-based awards[6][7]	140,993,010	—	—	—	—	—
Continuation of medical / dental benefits[8]	19,788	—	—	—	—	—
Total	**145,512,798**	**—**	**—**	**—**	**—**	**—**
Termination for Cause or Voluntary Termination without Good Reason:						
Continuation of cash compensation	—	—	—	—	—	—
Acceleration of equity-based awards	—	—	—	—	—	—
Continuation of medical/dental benefits	—	—	—	—	—	—
Accrued Paid Time Off (PTO) Payment	—	—	—	—	—	21,581
Total	**—**	**—**	**—**	**—**	**—**	**21,581**
Disability:						
Continuation of cash compensation	—	—	—	—	—	—
Acceleration of equity-based awards[7]	117,787,353	21,391,317	520,985	2,106,715	614,356	—
Continuation of medical / dental benefits	—	—	—	—	—	—
Total	**117,787,353**	**21,391,317**	**520,985**	**2,106,715**	**614,356**	**—**
Death:						
Continuation of cash compensation	—	—	—	—	—	—
Acceleration of equity-based awards[6][7][8]	140,993,010	61,011,603	3,458,929	17,211,523	3,637,438	—
Continuation of medical / dental benefits	—	—	—	—	—	—
Total	**140,993,010**	**61,011,603**	**3,458,929**	**17,211,523**	**3,637,438**	**—**
Change of Control and No Termination:						
Continuation of cash compensation	—	—	—	—	—	—
Acceleration of equity-based awards	—	—	—	—	—	—
Continuation of medical / dental benefits	—	—	—	—	—	—
Total	**—**	**—**	**—**	**—**	**—**	**—**
Change of Control and Termination without Cause or for Good Reason:						
Continuation of cash compensation[2][3][4][5]	5,400,000	9,324,500	2,750,000	11,760,000	2,875,000	—
Acceleration of equity-based awards[6][7]	140,993,010	61,011,603	3,458,929	17,211,523	3,637,438	—
Continuation of medical / dental benefits[8]	39,576	55,146	43,769	48,743	47,038	—
Total	**146,432,586**	**70,391,249**	**6,252,698**	**29,020,266**	**6,559,476**	**—**

(1) Mr. Anderson's employment with the company terminated on August 11, 2023 as a result of his voluntary resignation, and all outstanding stock awards were forfeited. Amount shown includes payment for accrued paid time off.

(2) Amounts shown do not include any payments for accrued and unpaid salary, bonuses or paid time off. In the event of a termination by the company without cause, continuation of cash compensation payable to each of Messrs. Harik, Wismans and Bates and Ms. Cassity will be reduced, dollar for dollar, by other income earned by such NEO in accordance with the terms of their employment agreement. The calculations of continuation of cash compensation pay for each use the applicable NEO's base salary and target bonus amounts effective as of December 31, 2023.

(3) In the event of a termination for any reason, the company has the right to extend the period during which each of Messrs. Harik, Wismans and Bates and Ms. Cassity is bound by the non-competition covenant in their employment agreement for up to 12 additional months for Mr. Harik and Ms. Cassity, and up to 18 additional months for Messrs. Wismans and Bates. This would extend the non-compete period from three years to four years following termination for Mr. Harik, from 18 months to three years following termination for Messrs. Wismans and Bates, and from 12 month to 24 months for Ms. Cassity. During the period the non-compete is extended, the applicable NEO would be entitled to receive cash compensation consisting of a portion of his or her monthly base salary as in effect on the date employment is terminated, reduced dollar for dollar by any other income earned at the time by the NEO. Fully extending the non-compete period would increase the amounts shown as continuation of cash compensation by up to $850,000 for Mr. Harik, $825,000 for Mr. Wismans, $1,125,000 for Mr. Bates and $575,000 for Ms. Cassity.

(4) The values reflected in this row for Mr. Jacobs consist of non-compete payments in accordance with the terms of his employment agreement, including upon termination due to mutual agreement by our company and Mr. Jacobs. In the event of a termination for any reason, our company has the right to extend the period during which Mr. Jacobs is bound by the non-competition covenant in his employment agreement for up to 12 additional months. This would extend the non-compete period from three years to four years following termination. During the period the non-compete is extended, Mr. Jacobs would be entitled to receive cash compensation consisting of a portion of his monthly base salary and 1/12th of his target bonus as in effect on the date employment is terminated, reduced dollar for dollar by any other income earned at the time by Mr. Jacobs. Fully extending the non-compete period would increase the amount shown as continuation of cash compensation by up to $1,500,000 for Mr. Jacobs.

(5) In order to preserve the value of the awards held by employees continuing with XPO following each of the GXO and RXO spin-offs, as applicable, including our NEOs, the number

of outstanding shares underlying outstanding awards were adjusted using the ratios and methodologies outlined in each Employee Matters Agreement, as applicable. The GXO ratio was based on the closing price per share of XPO common stock on July 30, 2021 compared to the closing price per share of XPO common stock on August 2, 2021. The RXO ratio was based on either: (i) the closing price per share of XPO common stock on October 31, 2022 compared to the closing price per share of XPO common stock on November 1, 2022; or (ii) a distribution ratio of one share of RXO common stock for every share of XPO common stock. The modification of these awards in connection with either spin-off did not result in incremental compensation cost.

(6) The values reflected in this row for Messrs. Jacobs, Harik, Wismans and Bates and Ms. Cassity, as applicable, were calculated using $87.59, the closing price of a company share on the NYSE on December 29, 2023, the last trading day of our fiscal year 2023. The amounts shown for PSUs have been estimated assuming that the applicable performance goals are met at target levels; provided, that, the February 9, 2023 PSUs granted to Messrs. Jacobs and Harik, the amounts shown include the vested portion at the certified amount of 150% of the 2023 ESG performance target goal that would be payable on certain termination events. As of December 31, 2023, none of the NEOs had any unvested stock options. Values applicable to all NEOs include standard pro-rata vesting upon certain terminations pursuant to the applicable award agreement.

(7) In accordance with the RXO spin-off distribution ratio, certain outstanding RSU and PSU award counts increased on November 1, 2022, the spin-off date, to cover shares of stock of RXO, Inc. These time-based RXO RSUs and PSUs would accelerate upon termination as follows: for Mr. Jacobs, 1,174,495 RXO RSUs valued at $27,318,754; for Mr. Harik (except in the case of a termination without cause or a voluntary termination for good reason not in connection with a Change of Control) 221,923 RXO RSUs valued at $5,161,929 and 28,031 RXO PSUs valued at $652,001; for Mr. Wismans 2,176 RXO RSUs valued at $50,614 and 1,252 RXO RSUs valued at $29,125, calculated using $23.26, the closing price of RXO common stock on the NYSE on December 29, 2023 the last trading day of our fiscal year 2023. In the event of a termination without cause for Mr. Harik, these outstanding RXO RSUs and PSUs would accelerate as follows: 119,519 RXO RSUs valued at $2,780,012 and 28,031 RXO PSUs valued at $652,001 calculated using $23.26, the closing price of RXO common stock on the NYSE on December 29, 2023, the last trading day of our fiscal year 2023. The value of these RXO RSUs and PSUs are not reflected in the table above. The amounts shown for Mr. Jacobs' and Mr. Harik's PSUs have been estimated assuming that the applicable performance goals are met at target levels.

(8) The amounts of continued medical and dental benefits shown in the table (i) have been calculated based upon our current actual costs of providing the benefits through COBRA and (ii) have not been discounted for the time value of money. In the event of a termination without cause, continued medical and dental benefits would cease for Mr. Jacobs when he receives medical or dental coverage, as applicable, in connection with other employment, for Mr. Harik when he commences employment with a new employer, for Messrs. Wismans and Bates and Ms. Cassity when they become eligible for any medical and dental benefits through a new employer.

(9) The values reflected in this column for Mr. Jacobs include acceleration of equity-based awards upon termination without cause and termination due to mutual agreement between the company and Mr. Jacobs.

For more information regarding the payments and benefits to which our NEOs are entitled upon certain termination events or upon a Change of Control, see the discussion in this Proxy Statement under the heading *Employment Agreements with NEOs*.

CEO PAY RATIO DISCLOSURE

As required by Item 402(u) of the SEC's Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our CEO to that of our median employee. The pay ratio and annual total compensation amount disclosed in this section are reasonable estimates that have been calculated using methodologies and assumptions permitted by SEC rules.

Identifying the Median Employee

In accordance with the SEC executive compensation disclosure rules, we elected to run a full analysis to identify a new median employee and selected December 31, 2023 as the measurement date. The 2023 median employee was identified based on the same compensation parameters used to select the 2022 median employee, as follows:

- As of December 31, 2023, we had 38,041 employees globally, including 22,987 U.S. employees and 15,054 non-U.S. employees. We determined the identity of our median employee using this employee group, including full-time, part-time and seasonal employees.
- The median employee was identified by calculating the 2023 cash compensation for the population of 38,041 employees, excluding the CEO. For this purpose, cash compensation included all earnings paid to each employee during the calendar year, including base salary and wages, bonuses, commissions, overtime and holiday or PTO pay. Compensation was converted into U.S. dollars using currency conversion rates as of December 31, 2023.

Annual Compensation of Median Employee using Summary Compensation Table Methodology

After identifying the median employee as described above, we calculated annual total compensation for this employee using the same methodology we use for our CEO in the 2023 Summary Compensation Table. This compensation calculation includes, where applicable, base salary and wages, bonuses, commissions, overtime, holiday or PTO pay, equity awards, 401(k) company match and company-paid life insurance premiums, as applicable. The compensation for our median employee was $52,933 and the compensation for our company's CEO was $12,387,611. We note for informational purposes that the compensation for our estimated median employee in North American LTL was approximately $75,000.

Based on the above information, the ratio of the annual total compensation of our CEO to the median employee is 234:1. The pay ratio reported by other companies may not be comparable to the pay ratio reported above, due to variances in business mix, proportion of seasonal and part-time employees and distribution of employees across geographies. XPO operates globally with approximately 40% of our population located outside of the United States. We seek to attract, incentivize and retain our employees through a combination of competitive base pay, bonus opportunities, 401(k) matching employer contributions and other benefits.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and the company's financial performance. For further information on the company's executive compensation, see the CD&A beginning on page 30.

Required Tabular Disclosure of Compensation Actually Paid Versus Performance

The following table discloses information on compensation actually paid ("CAP") to our principal executive officers ("PEOs") and (on average) to our other NEOs ("non-PEO NEOs") during the specified years alongside the company's TSR and net income metrics, as well as a company-selected measure of adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"). The company selected adjusted EBITDA as the most important measure to use in linking PEO and NEO compensation actually paid to company performance for 2023, as adjusted EBITDA represents a 40% weighting in the March 6, 2023 PSU awards, as well as a 100% weighting in the 2023 annual incentive plan for our Executive Chairman, CEO, CFO and CLO.

Fiscal Year[1]	Summary Compensation Table Total for PEO 1[2] ($)	Compensation Actually Paid to PEO 1[3] ($)	Summary Compensation Table Total for PEO 2[2] ($)	Compensation Actually Paid to PEO 2[3] ($)	Average Summary Compensation Table Total for non-PEO NEOs ($)	Average Compensation Actually Paid to non-PEO NEOs ($)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return ($)	Value of Initial Fixed $100 Investment Based On: Peer Group[4] Total Shareholder Return ($)	Net Income ($ in millions)	Company-Selected Measure: Adjusted EBITDA ($ in millions)[5]
(a)	(b)	(c)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	—	—	12,387,611	75,024,676	8,237,805	34,380,024	305.90	136.32	189	996
2022	46,990,957	66,874,224	9,027,723	19,687,049	1,310,474	3,184,179	116.26	108.44	666	997
2021	22,043,280	22,043,280	—	—	3,990,800	3,600,679	164.27	150.64	341	812
2020	21,812,660	25,043,462	—	—	4,638,287	4,255,500	149.56	112.07	117	609

(1) Brad Jacobs is PEO 1 for fiscal years 2022, 2021, and 2020. Mario Harik is PEO 2 for fiscal years 2023 and 2022.The non-PEO NEOs reflect the following individuals in each year:

2023: Brad Jacobs, Kyle Wismans, Dave Bates and Wendy Cassity;

2022: Ravi Tulsyan and Carl Anderson;

2021: Mario Harik, Ravi Tulsyan, Troy Cooper, and David Wyshner;

2020: Mario Harik, Troy Cooper, David Wyshner, Kurt Rogers, and Sarah Glickman.

(2) 2022 data reflects the total compensation of our executive chairman and former CEO, Mr. Jacobs, who served as our PEO ("PEO 1") from January 1, 2022 until November 1, 2022, and the total compensation of our CEO and former president, North American LTL and CIO, Mr. Harik, who is serving as our PEO ("PEO 2"), effective November 1, 2022, and is therefore included in this table as an additional PEO in accordance with SEC rules. Amounts shown are as calculated in the Summary Compensation Table for each of the years shown (and for Mr. Harik, solely reflect compensation for the years of his service as our CEO).

(3) The dollar amounts shown in these columns reflect compensation actually paid ("CAP") to Mr. Jacobs and Mr. Harik, calculated in accordance with SEC rules. As required, the dollar amounts include (among other items) unpaid amounts of equity compensation that may be realizable in future periods, and as such, the dollar amounts shown do not fully represent the actual final amount of compensation earned or actually paid to either individual during the applicable years. The adjustments made to each officer's total compensation for each year to determine CAP are shown in the tables below. For Mr. Jacobs, information is only included with respect to 2020, 2021 and 2022. For Mr. Harik, information is only included with respect to 2022 and 2023.

(4) Our peer group is represented by the S&P Transportation Select Industry Index, which replaced the Dow Jones Transportation Average Index. Going forward, our performance comparison will use the S&P Transportation Select Industry Index. We believe that the S&P Transportation Select Industry Index is a more appropriate index, as our outstanding performance-based restricted stock units ("PSUs") generally measure our performance compared to this index, of which we are a component. The peer group Total Shareholder Return shown in the table above reflects data for the S&P Transportation Select Industry Index for 2023, 2022, 2021 and 2020. The peer group Total Shareholder return for the Dow Jones Transportation Average Index for 2023, 2022, 2021 and 2020 was $154.31, $127.96, $155.22 and $116.52, respectively.

(5) Our company-selected measure is adjusted EBITDA, which we define as income from continuing operations before debt extinguishment loss, interest expense, income tax, depreciation and amortization expense, goodwill impairment charges, litigation matters, transaction and integration costs, restructuring costs and other adjustments. Adjusted EBITDA is a non-GAAP financial measure. See Annex A for reconciliations of non-GAAP measures.

Prior FYE Current FYE Fiscal Year	PEO 1 12/31/2019 12/31/2020 2020 ($)	PEO 1 12/31/2020 12/31/2021 2021 ($)	PEO 1 12/31/2021 12/31/2022 2022[a] ($)	PEO 1 12/31/2022 12/31/2023 2023 ($)
Summary Compensation Table Total	21,812,660	22,043,280	46,990,957	—
- Grant Date Fair Value of Modified Awards Disclosed in Fiscal Year (FASB ASC 718)	—	—	(54,298,870)	—
+ Previously Reported Grant Date Fair Value of Modified Awards	—	—	19,697,878	—
- Grant Date Fair Value of Modified Awards over Previously Reported Grant Date Fair Value of Modified Awards	—	—	(34,600,992)	—
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	—	—	54,484,259	—
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	—	—	—	—
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—	—	—

Prior FYE Current FYE Fiscal Year	PEO 1 12/31/2019 12/31/2020 2020 ($)	12/31/2020 12/31/2021 2021 ($)	12/31/2021 12/31/2022 2022[(a)] ($)	12/31/2022 12/31/2023 2023 ($)
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	3,230,802	—	—	—
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—	—
Compensation Actually Paid	**25,043,462**	**22,043,280**	**66,874,224**	**—**

(a) For a description of the modifications and valuations of awards held by PEO 1, see footnote 7 of the Summary Compensation Table above.

Prior FYE Current FYE Fiscal Year	PEO 2 12/31/2019 12/31/2020 2020 ($)	12/31/2020 12/31/2021 2021 ($)	12/31/2021 12/31/2022 2022[(a)] ($)	12/31/2022 12/31/2023 2023 ($)
Summary Compensation Table Total	—	—	9,027,723	12,387,611
- Grant Date Fair Value of Modified Awards Disclosed in Fiscal Year (FASB ASC 718)	—	—	(10,259,872)	—
+ Previously Reported Grant Date Fair Value of Modified Awards	—	—	2,878,803	—
- Grant Date Fair Value of Modified Awards over Previously Reported Grant Date Fair Value of Modified Awards	—	—	(7,381,069)	—
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	—	—		(9,084,498)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	—	—	18,040,395	38,029,239
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	—	—	—	32,520,954
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—	—	—
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for which Applicable Vesting Conditions Were Satisfied During Fiscal Year	—	—	—	1,171,370
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—	—
Compensation Actually Paid	**—**	**—**	**19,687,049**	**75,024,676**

(a) For a description of the modifications and valuations of awards held by PEO 2, see footnote 7 of the Summary Compensation Table above.

Prior FYE Current FYE Fiscal Year	Non-PEO NEOs 12/31/2019 12/31/2020 2020 ($)	12/31/2020 12/31/2021 2021 ($)	12/31/2021 12/31/2022 2022 ($)	12/31/2022 12/31/2023 2023 ($)
Summary Compensation Table Total	4,638,287	3,990,800	1,310,474	8,237,805
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	(1,317,067)	(521,238)	(545,923)	(6,051,943)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	627,445	1,199,280	4,175,040	18,841,448
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	124,838	—	—	12,883,805
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	61,561	—	184,257	—
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for which Applicable Vesting Conditions Were Satisfied During Fiscal Year	180,900	9,732	(86,372)	661,143
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	(60,464)	(1,077,895)	(1,853,297)	(192,234)
Compensation Actually Paid	**4,255,500**	**3,600,679**	**3,184,179**	**34,380,024**

Required Tabular Disclosure of Most Important Measures Linking Compensation Actually Paid During 2023 to Company Performance

As required, the disclosure below specifies the most important measures used by the company to link compensation actually paid to our PEO and NEOs for 2023 to company performance. For further information regarding these performance metrics and their function in our executive compensation program, see the CD&A beginning on page 30.

2023 Most Important Measures (Unranked)	
■ Adjusted EBITDA	■ Relative TSR
■ Adjusted Operating Ratio LTL	■ ESG Scorecard
■ Adjusted Cash Flow Per Share	■ Relative Adjusted Cash Flow Per Share

Required Disclosure of the Relationship Between Compensation Actually Paid and Financial Performance Measures

The following graphs further illustrate the relationship between the pay and performance figures that are included in the pay versus performance tabular disclosure above. In addition, the first graph below further illustrates the relationship between company TSR and that of the S&P Transportation Select Index and the Dow Jones Transportation Average Index. As noted above, "compensation actually paid" for purposes of the tabular disclosure and the following graphs were calculated in accordance with SEC rules and do not fully represent the actual final amount of compensation earned by or actually paid to our PEOs and other NEOs during the applicable years.


XPO & Peer TSR vs. Compensation Actually Paid
Compensation Actually Paid ($M)
Value of $100 Investment from 12/31/2019)
$80
$70
$60
$50
$40
$30
$20
$10
$0
$330
$300
$270
$240
$210
$180
$150
$120
$90
$60
$30
$0
$25.04
$4.26
$149.56
$22.04
$3.60
$164.27
$66.87
$3.18
$19.69
$116.26
$305.90
$75.02
$34.38
FY 2020
FY 2021
FY 2022
FY 2023
PEO CAP ($M)
Average Non-PEO NEO CAP ($M)
PEO 2 CAP ($M)
XPO TSR
Dow Jones Transportation Average TSR
S&P Transportation Select Index


XPO Net Income vs. Compensation Actually Paid
Compensation Actually Paid ($M)
Net Income ($M)
$80
$70
$60
$50
$40
$30
$20
$10
$0
$700
$600
$500
$400
$300
$200
$100
$0
$25.04
$4.26
$117
$22.04
$3.60
$341
$66.87
$3.18
$19.69
$666
$34.38
$75.02
$189
FY 2020
FY 2021
FY 2022
FY 2023
PEO CAP ($M)
Average Non-PEO NEO CAP ($M)
PEO 2 CAP ($M)
Net Income ($M)


XPO Adjusted EBITDA(1) vs. Compensation Actually Paid
Compensation Actually Paid ($M)
Adjusted EBITDA ($M)
$80
$70
$60
$50
$40
$30
$20
$10
$0
$1,200
$1,000
$800
$600
$400
$200
$0
$609
$812
$997
$996
$25.04
$4.26
$22.04
$3.60
$66.87
$3.18
$19.69
$34.38
$75.02
FY 2020
FY 2021
FY 2022
FY 2023
PEO CAP ($M)
Average Non-PEO NEO CAP ($M)
PEO 2 CAP ($M)
Adjusted EBITDA ($M)

(1) Adjusted EBITDA is a non-GAAP financial measure. See Annex A for reconciliations of non-GAAP measures.

EMPLOYMENT AGREEMENTS WITH NEOs

We have entered into multi-year employment agreements and change of control and severance agreements with certain of our NEOs to promote long-term retention, while allowing the Compensation and Human Capital Committee to exercise discretion in designing incentive compensation programs. The material compensation-related terms of these agreements are described under the heading *Employment Agreements with NEOs* and the tables that follow the CD&A.

Messrs. Jacobs and Harik each entered into separate employment agreements in August and September 2022, respectively, in connection with their transition to their new roles; these agreements became effective upon the RXO spin-off on November 1, 2022. Mr. Wismans entered into an offer letter agreement, a Confidential Information Protection Agreement, and a Change of Control and Severance Agreement in connection with his promotion to CFO, effective August 11, 2023. Mr. Bates entered into an offer letter agreement, a Confidential Information Protection Agreement, and a Change of Control and Severance Agreement in connection with his hiring as COO, effective April 21, 2023. Ms. Cassity entered into an offer letter agreement, a Confidential Information Protection Agreement, and a Change of Control and Severance Agreement in connection with her hiring as CLO, effective March 13, 2023. Mr. Anderson entered into an offer letter agreement, a Confidential Information Protection Agreement, and a Change of Control and Severance Agreement in connection with his hiring as CFO, effective November 8, 2022. The above mentioned agreements for our NEOs (collectively, the “NEO Agreements”) outline the terms and conditions of employment with XPO, including all restrictive covenants that benefit the company, with provisions such as non-competition and non-solicitation of customers and employees, as well as the target compensation opportunity designated by the Committee for base salary, annual STIs, annual LTIs, and other separation benefits that the executives would qualify for under specified circumstances. The material terms of these agreements are described in this section. There are no multi-year compensation guarantees established in the NEO Agreements. The Committee may adjust compensation levels from year to year based on its annual assessments of performance and market benchmarks. For 2023, the Committee determined that no changes to base salary or target variable compensation levels were warranted, given the recent assessments of competitive pay levels conducted in late 2022, as well as updated assessments conducted again in early 2023.

Term

The NEO Agreements with Messrs. Jacobs and Harik have five-year and four-year terms, respectively, commencing on November 1, 2022. The NEO Agreements with Messrs. Wismans and Bates and Ms. Cassity provide no term, as they are employed on an at-will basis.

Severance Payments and Benefits

The severance payments pursuant to the NEO Agreements are generally subject to and conditioned upon the applicable NEO signing and not revoking a waiver and general release agreement (which, for Mr. Jacobs, such agreement shall exclude certain claims from Mr. Jacobs' general release and include a general release by the company with certain exclusions), and also complying with the restrictive covenants contained in the applicable NEO Agreement. The material terms of the severance payments and benefits under the NEO Agreements are described below.

In the event that any amounts payable to the applicable NEO in connection with a Change of Control constitute "parachute payments" within the meaning of Section 280G of the Code, then any such amounts will be reduced to avoid triggering the excise tax imposed by Section 4999 of the Code, if such reduction would be more favorable to the NEO on a net after-tax basis. No NEO is entitled to a gross-up payment for excise taxes imposed by Section 4999 of the Code on "excess parachute payments," as defined in Section 280G of the Code.

Mr. Jacobs' NEO Agreement

Non-Change of Control. In the event: (i) termination of Mr. Jacobs' employment by reason of his death; (ii) the company terminates Mr. Jacobs' employment without cause (as defined in Mr. Jacobs' NEO Agreement) either prior to a Change of Control of the company (as defined in the company's 2016 Omnibus Incentive Compensation Plan) or more than two years after a Change of Control of the company occurs; or (iii) Mr. Jacobs resigns due to certain events of good reason (as defined in Mr. Jacobs' NEO Agreement), Mr. Jacobs will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- Any annual bonus that the company has notified Mr. Jacobs in writing that he earned prior to the date of termination but is unpaid as of the date of termination;
- Except in the event of termination by reason of Mr. Jacobs' death, medical and dental coverage for a period of up to 12 months from the date of termination, or, if earlier, until Mr. Jacobs begins to receive medical or dental coverage, as applicable, in connection with other employment; and
- Accelerated vesting of all equity-based or other LTI compensation awards then outstanding.

Change of Control. In the event that upon or within the two-year period following a Change of Control of the company, Mr. Jacobs' employment is terminated by the company without cause or he resigns due to good reason, Mr. Jacobs will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash payment equal to the pro rata target bonus for the year of termination;
- A cash payment equal to any annual bonus that the company has notified Mr. Jacobs in writing that he earned prior to the date of termination but is unpaid as of the date of termination;
- Medical and dental coverage for a period of 24 months from the date of termination; and
- Accelerated vesting of all equity-based or other LTI compensation awards then outstanding.

Disability. In the event that Mr. Jacobs' employment is terminated due to disability (as defined in Mr. Jacobs' NEO Agreement), except as otherwise provided in the applicable equity award agreement, Mr. Jacobs shall become vested in a pro-rata portion of all outstanding equity-based or other LTI compensation awards granted to him on or after the effective date of the NEO Agreement, subject to Mr. Jacobs' continued compliance with the terms and conditions of the NEO Agreement.

Mutual Agreement. In the event that Mr. Jacobs' employment is terminated by mutual agreement between the company and Mr. Jacobs, Mr. Jacobs shall become fully vested in all of his outstanding equity-based or other LTI compensation awards, subject to Mr. Jacobs' continued compliance with the terms and conditions of his NEO Agreement.

Mr. Harik's NEO Agreement

Non-Change of Control. If we terminate Mr. Harik's employment without cause (as defined in Mr. Harik's NEO Agreement) or Mr. Harik's employment is terminated by reason of his death, in either event either prior to a change of control of the company or more than two years after a Change of Control of the company, Mr. Harik will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- Except in the event of termination by reason of Mr. Harik's death, a cash payment, payable in equal installments over the 12-month period following the date of termination, equal to the sum of: (i) 24 months of Mr. Harik's base salary in effect on the date of termination; (ii) the pro rata target bonus for the year of termination, and (iii) any annual bonus that the company has notified Mr. Harik in writing that he earned prior to the date of termination but is unpaid as of the date of termination, provided, however, any monies Mr. Harik earns from any other work while he is receiving any such payments shall reduce, on a dollar-for-dollar basis, the amount that the company is obligated to pay Mr. Harik;
- Except in the event of termination by reason of Mr. Harik's death, medical and dental coverage for a period of up to 12 months from the date of termination, or, if earlier, until Mr. Harik secures other employment; and
- Vesting of equity-based or other LTI compensation awards solely to the extent set forth in the applicable award agreement.

Change of Control. If the company terminates Mr. Harik's employment without cause or he resigns for good reason (as defined in Mr. Harik's NEO Agreement), in either event, upon or within the two-year period following a Change of Control of the company, Mr. Harik will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash lump-sum payment equal to 2.99 times the sum of: (i) Mr. Harik's base salary in effect on the date of termination; and (ii) the target bonus in effect on the date of termination;
- A cash lump-sum payment equal to the pro rata target bonus for the year of termination;
- Any annual bonus that the company has notified Mr. Harik in writing that he earned prior to the date of termination but is unpaid as of the date of termination;
- Medical and dental coverage for a period of 24 months from the date of termination; and
- Vesting of equity based or other LTI compensation awards solely to the extent set forth in the applicable award agreement.

Mr. Wismans' NEO Agreement

Non-Change of Control. If the company terminates Mr. Wismans' employment without cause (as defined in the Severance Agreement) either prior to a Change of Control of the company or more than two years following a Change of Control of the company, Mr. Wismans will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash payment, payable in equal installments over the 12-month period following the date of termination, equal to the sum of: (i) 12 months of Mr. Wismans' base salary in effect on the date of termination; and (ii) the target bonus in effect on the date of termination, provided, however, that certain monies earned by Mr. Wismans while he is receiving such payments shall reduce, on a dollar-for-dollar basis, the amount we are obligated to pay him.
- A cash payment equal to the pro rata target bonus for the year of termination; and
- Medical and dental coverage for a period of six months from the date of termination, or, if earlier, until Mr. Wismans becomes eligible for medical and dental benefits through another employer.

Change of Control. If the company terminates Mr. Wismans' employment without cause or he resigns for good reason (as defined in the Severance Agreement), in either event, upon or within the two-year period following a Change of Control of the company, Mr. Wismans will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash lump-sum payment equal to two (2) times the sum of his base salary and the target bonus;
- A cash lump-sum payment equal to the pro rata target bonus for the year of termination;
- A cash lump-sum payment equal to any annual bonus that the company has notified Mr. Wismans in writing that he earned prior to the date of termination but is unpaid as of the date of termination; and
- Medical and dental coverage for a period of 24 months from the date of termination.

Mr. Bates' NEO Agreement

Non-Change of Control. If the company terminates Mr. Bates' employment without cause (as defined in the Severance Agreement) either prior to a Change of Control of the company or more than two years following a Change of Control of the company, Mr. Bates will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

A cash payment, payable in equal installments over the 24-month period following the date of termination, equal to the sum of:

- (i) 24 months of Mr. Bates' base salary in effect on the date of termination; and (ii) the target bonus in effect on the date of termination, provided, however, that certain monies earned by Mr. Bates while he is receiving such payments shall reduce, on a dollar-for-dollar basis, the amount we are obligated to pay him;
- A cash payment equal to the pro rata target bonus for the year of termination; and
- Medical and dental coverage for a period of six months from the date of termination, or, if earlier, until Mr. Bates becomes eligible for medical and dental benefits through another employer.

Change of Control. If the company terminates Mr. Bates' employment without cause or he resigns for good reason (as defined in the Severance Agreement), in either event, upon or within the two-year period following a Change of Control of the company, Mr. Bates will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash lump-sum payment equal to two (2) times the sum of his base salary and the target bonus;
- A cash lump-sum payment equal to the pro rata target bonus for the year of termination;
- A cash lump-sum payment equal to any bonus that the company has notified Mr. Bates in writing that he earned prior to the date of termination but is unpaid as of the date of termination; and
- Medical and dental coverage for a period of 24 months from the date of termination.

Ms. Cassity's NEO Agreement

Non-Change of Control. If the company terminates Ms. Cassity's employment without cause (as defined in the Severance Agreement) either prior to a Change of Control of the company or more than two years following a Change of Control of the company, Ms. Cassity will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

A cash payment, payable in equal installments over the 12-month period following the date of termination, equal to the sum of:

- (i) 12 months of Ms. Cassity's base salary in effect on the date of termination; and (ii) the target bonus in effect on the date of termination, provided, however, that certain monies earned by Ms. Cassity while she is receiving such payments shall reduce, on a dollar-for-dollar basis, the amount we are obligated to pay her;
- A cash payment equal to the pro rata target bonus for the year of termination; and
- Medical and dental coverage for a period of six months from the date of termination, or, if earlier, until Ms. Cassity becomes eligible for medical and dental benefits through another employer.

Change of Control. If the company terminates Ms. Cassity's employment without cause or she resigns for good reason (as defined in the Severance Agreement), in either event, upon or within the two-year period following a Change of Control of the company, Ms. Cassity will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash lump-sum payment equal to two (2) times the sum of her base salary and the target bonus;
- A cash lump-sum payment equal to the pro rata target bonus for the year of termination;
- A cash lump-sum payment equal to any annual bonus that the company has notified Ms. Cassity in writing that she earned prior to the date of termination but is unpaid as of the date of termination; and
- Medical and dental coverage for a period of 24 months from the date of termination.

Separation from Employment of Mr. Anderson

Following Mr. Anderson's voluntary termination from the company without good reason on August 11, 2023, pursuant to applicable law and the company's paid time off policy, Mr. Anderson received payment for wages earned and accrued through his separation date, as well as a payment of $21,581 for paid time off that accrued in 2023 and remained unused through his separation date. Mr. Anderson did not receive any additional compensation in connection with the separation of his employment and forfeited all outstanding equity awards as of the separation date.

Clawbacks

Under the NEO Agreements for Messrs. Jacobs and Harik, the applicable NEO is subject to certain LTI compensation forfeiture and clawback provisions in the event of: (i) a breach of the restrictive covenants, (ii) termination of his employment by our company for cause, or (iii) the applicable NEO's engagement in fraud or willful misconduct that contributes materially to any financial restatement or material loss to our company or its affiliates.

Furthermore, under the NEO Agreements for Messrs. Jacobs and Harik, the applicable NEO is subject to certain annual bonus forfeiture and clawback provisions in the event that the applicable NEO engages in fraud or other willful misconduct that contributes materially to any financial restatement or material loss to our company.

In addition, in the event that the applicable NEO breaches any restrictive covenant, such NEO will be required, upon written notice from us, to forfeit or repay to our company the applicable NEO's severance payments, extended non-compete payments, and, with respect to Mr. Jacobs, the Non-Compete Payment (as defined below).

In certain circumstances, the triggering event must have occurred within a certain period in order for us to be able to cause the forfeiture or clawback the equity-based awards, annual bonus, severance payments, extended non-compete payments, and the Non-Compete Payment, as applicable.

Each NEO shall also be subject to any other clawback or recoupment policy of the company as may be in effect from time to time or any clawback or recoupment as may be required by applicable law. See *Other Compensation-Related Items — Clawback Policy* for further details regarding our clawback policy.

Restrictive Covenants

Under the NEO Agreements, the applicable NEO is generally subject to the following restrictive covenants: employee and customer non-solicitation during employment and for a period of two years thereafter; confidentiality and non-disparagement during employment and thereafter; and non-competition during employment and for a period of three years thereafter (in the case of Messrs. Jacobs and Harik) 18 months thereafter (in the case of Messrs. Bates and Wismans), or 12 months thereafter (in the case of Ms. Cassity).

Non-Compete Payments. In the event Mr. Jacobs' employment is terminated for any reason (including due to mutual agreement by the company and Mr. Jacobs) other than (x) due to his death, (y) by the company for cause, or (z) Mr. Jacobs' voluntary resignation (A) prior to a Change of Control or more than two years following a Change of Control, other than due to certain events of good reason, or (B) upon or during the two years following a Change of Control, other than for good reason, then Mr. Jacobs will be entitled to receive payments for each year of the three year non-compete period in an amount equal to one times the sum of: (i) Mr. Jacobs' base salary in effect on the date of termination; and (ii) the target bonus in effect on the date of termination (collectively, the "Non-Compete Payment").

Extended Non-Compete Payments. In addition, the company has the option to extend the non-competition period in Messrs. Jacobs and Harik's and Ms. Cassity's NEO Agreements for up to an additional 12 months and in Messrs. Wismans' and Bates' NEO Agreements for up to an additional 18 months; provided, however, that, in the case of Messrs. Harik, Wismans and Bates and Ms. Cassity, the company continues to pay the applicable NEO's base salary as in effect on the date of termination during each month of the extended non-competition period, and, in the case of Mr. Jacobs, the company continues to pay him an amount equal to one-twelfth of the Non-Compete Payment during each month of the extended non-compete period. The extended non-compete payments for Messrs. Harik, Wismans and Bates and Ms. Cassity will be offset by any monies the applicable NEO earns from any other work during such period. The company's right to extend the non-competition period for each NEO lapses upon a Change of Control.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of December 31, 2023, with respect to the company's compensation plans, under which equity securities are authorized for issuance.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	3,827,977[(1)]	—	5,176,192[(2)(3)]
Equity compensation plans not approved by security holders	—	—	—
Total	**3,827,977**	**—**	**5,176,192**

(1) Consists of 3,827,977 RSUs and PSUs granted under the XPO Logistics, Inc. 2016 Omnibus Incentive Compensation Plan.

(2) Includes 3,607,431 securities available for issuance under the XPO Logistics, Inc. 2016 Omnibus Incentive Compensation Plan and 1,568,761 securities available for issuance under the XPO Logistics, Inc. Employee Stock Purchase Plan. During the first quarter of 2023, the Compensation and Human Capital Committee of the Board of Directors approved the suspension of our Employee Stock Purchase Plan, effective after the March 2023 offering period was complete.

(3) Excludes 14,552 restricted shares as of December 31, 2023.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires that XPO's directors, executive officers, chief accounting officer and persons who beneficially own 10% or more of XPO's common stock file with the SEC initial reports of ownership and reports of changes in ownership of our stock and our other equity securities. To XPO's knowledge, based solely on a review of the copies of such reports furnished to the company, as well as written representations that no other reports were required, during the year ended December 31, 2023, all such filing requirements were complied with, except that Christopher Brown filed one late report for one transaction.

AUDIT COMMITTEE REPORT

The following statement made by our Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate such statement by reference.

The Audit Committee ("we" in this Audit Committee Report) currently consists of Mr. Aiken (chair), Mr. Jesselson and Ms. Moshouris.

The Board of Directors has determined that each current member of the Audit Committee has the requisite independence and other qualifications for audit committee membership under the SEC rules, the NYSE listing standards, our Audit Committee charter, and the independence standards set forth in the XPO, Inc. Corporate Governance Guidelines. The Board of Directors has also determined that Mr. Aiken qualifies as an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K of the Exchange Act. As described more fully below, in carrying out its responsibilities, the Audit Committee relies on management and XPO's independent registered public accounting firm ("KPMG" or the "outside auditors"). The Audit Committee members are not professionally engaged in the practice of accounting or auditing. The Audit Committee operates under a written charter that is reviewed annually and is available at www.xpo.com.

In accordance with our charter, the Audit Committee assists the Board of Directors in fulfilling its responsibilities in a number of areas. These responsibilities include, among others, oversight of: (i) XPO's accounting and financial reporting processes, including the company's systems of internal controls over financial reporting and disclosure controls; (ii) the integrity of XPO's financial statements; (iii) XPO's compliance with legal and regulatory requirements; (iv) the qualifications and independence of XPO's outside auditors; and (v) the performance of XPO's outside auditors and internal audit function. Management is responsible for XPO's financial statements and the financial reporting process, including the system of internal controls over financial reporting. We are solely responsible for selecting and reviewing the performance of XPO's outside auditors and, if we deem appropriate in our sole discretion, terminating and replacing the outside auditors. We also are responsible for reviewing and approving the terms of the annual engagement of XPO's outside auditors, including the scope of audit and non-audit services to be provided by the outside auditors and the fees to be paid for such services, and discussing with the outside auditors any relationships or services that may impact the objectivity and independence of the outside auditors.

In fulfilling our oversight role, we met and held discussions, both together and separately, with the company's management and our outside auditor KPMG. Management advised us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we reviewed and discussed the consolidated financial statements and key accounting and reporting issues with management and KPMG, both together and separately, in advance of the public release of operating results and filing of annual and quarterly reports with the SEC. We discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC and reviewed a letter from KPMG disclosing such matters.

KPMG also provided us with the written disclosures and letter required by applicable requirements of the PCAOB regarding the outside auditors' communications with the Audit Committee concerning independence, and we discussed with KPMG matters relating to their independence and considered whether their provision of certain non-audit services is compatible with maintaining their independence. KPMG has confirmed its independence, and we determined that KPMG's provision of non-audit services to XPO is compatible with maintaining its independence. We also reviewed a report by KPMG describing the firm's internal quality-control procedures and any material issues raised in the most recent internal quality-control review or external peer review or inspection performed by the PCAOB.

Based on our review and discussion of XPO's audited consolidated financial statements with management and KPMG, and KPMG's report on such financial statements, and based on the discussions and written disclosures described above, and our business judgment, we recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in XPO's 2023 Form 10-K, for filing with the SEC.

AUDIT COMMITTEE:

Jason Aiken, chair
Michael Jesselson, member
Irene Moshouris, member

POLICY REGARDING PRE-APPROVAL OF SERVICES PROVIDED BY OUTSIDE AUDITORS

The Audit Committee's charter requires review and pre-approval by the Audit Committee of all audit services provided by our outside auditors and, subject to the de minimis exception under applicable SEC rules, all permissible non-audit services provided by our outside auditors. The Audit Committee has delegated to its chair the authority to approve, within guidelines and limits established by the Audit Committee, specific services to be provided by our outside auditors and the fees to be paid. Any such approval must be reported to the Audit Committee at the next scheduled meeting. As required by Section 10A of the Exchange Act, the Audit Committee pre-approved all audit and non-audit services provided by our outside auditors during 2023 and 2022, and the fees paid for such services.

SERVICES PROVIDED BY THE OUTSIDE AUDITORS

As described above, the Audit Committee is responsible for the appointment, compensation, oversight, evaluation and termination of our outside auditors. Accordingly, the Audit Committee appointed KPMG to serve as our independent registered public accounting firm for fiscal year 2024 on April 1, 2024.

The following table shows the fees for audit and other services provided by KPMG for fiscal years 2023 and 2022.

Fee Category	2023	2022
Audit Fees	$6,407,500	$ 6,963,000
Audit-Related Fees	91,750	3,386,200
Tax Fees	—	11,213
All Other Fees	—	—
Total Fees	**$6,499,250**	**$10,360,413**

Audit Fees. This category includes fees for professional services rendered by KPMG for the audits of our financial statements included in our 2023 Form 10-K and reviews of the financial statements included in our Quarterly Reports on Form 10-Q for the years 2023 and 2022. Audit fees also include comfort letter fees.

Audit-Related Fees. This category includes fees for transaction-related carve-out audits and other audit-related services for the years 2023 and 2022.

Tax Fees. This category includes fees for professional services rendered in connection with general tax consulting services for the years 2023 and 2022.

All Other Fees. This category represents fees for all other services or products provided that are not covered by the categories above. There were no such fees in 2023 and 2022.

QUESTIONS AND ANSWERS ABOUT OUR ANNUAL MEETING

This Proxy Statement sets forth information relating to the solicitation of proxies by XPO's Board of Directors in connection with our Annual Meeting, which will be held as a live webcast on May 16, 2024 at 10:00 a.m. Eastern Time, or any adjournment or postponement thereof. You are required to enter your control number to access the meeting at meetnow.global/M4P2XXP. Please follow the instructions below to receive your control number.

The Notice of Internet Availability of Proxy Materials (the "Notice") is first being mailed on or about April 2, 2024, to our stockholders of record as of the close of business on March 28, 2024 (the "Record Date").

Note that we are furnishing proxy materials and access to our Proxy Statement to our stockholders via our website instead of mailing printed copies to each of our stockholders. Beginning on or about April 2, 2024, we will mail to our stockholders as of the Record Date a Notice, which contains instructions on how to access our proxy materials and vote online. The Notice also contains instructions on how to request a paper copy of our proxy materials, including this Proxy Statement, our Annual Report on Form 10-K for the Year Ended December 31, 2023, and a proxy card or voting instruction form. Stockholders who have communicated a preference for paper or electronic documents prior to the mailing of the Notice will not receive the Notice.

The following answers address some questions you may have regarding our Annual Meeting. These questions and answers may not include all of the information that may be important to you as a stockholder of our company. Refer to the more detailed information contained elsewhere in this Proxy Statement.

What items of business will be voted on at the Annual Meeting?

We expect that the business put forth for a vote at the Annual Meeting will be as follows:

- To elect nine members of our Board of Directors for a term to expire at the 2025 Annual Meeting of Stockholders or until their successors are duly elected and qualified (Proposal 1);
- To ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2024 (Proposal 2);
- To conduct an advisory vote to approve the executive compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement (Proposal 3);
- To conduct an advisory vote on the frequency of future advisory votes to approve executive compensation (Proposal 4); and
- To consider and transact other business as may properly come before the Annual Meeting, or any adjournment or postponement thereof.

Senior management of XPO and representatives of our outside auditor, KPMG, will be available to respond to appropriate questions.

Who can attend and vote at the Annual Meeting?

You are entitled to receive notice of, attend and vote at the Annual Meeting, or any adjournment or postponement thereof, if you were a holder of record of our common stock as of the close of business on March 28, 2024, the Record Date.

We have designed the virtual Annual Meeting format to provide substantially the same opportunities to participate as stockholders would have at an in-person meeting. Our virtual Annual Meeting will be conducted on the internet via live webcast. You can access the Annual Meeting at meetnow.global/M4P2XXP. You will be required to provide the control number on your proxy card to access the Annual Meeting. If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you must register in advance to participate in the Annual Meeting, vote electronically and submit questions during the live webcast of the meeting. To register, you will need to obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. Requests for registration should be directed to Computershare by email at legalproxy@computershare.com no later than 5:00 p.m. Eastern Time on Friday, May 10, 2024. You will receive confirmation of your registration and your control number by email from Computershare. At the time of the Annual Meeting, go to meetnow.global/M4P2XXP and enter your control number.

Can I ask questions during the Annual Meeting?

The virtual Annual Meeting format allows stockholders to communicate with XPO during the Annual Meeting so they can ask questions of XPO's management and Board of Directors, as appropriate. Stockholders (or their proxy holders) may submit questions in advance for the Annual Meeting's question and answer session by logging on to the meeting website at meetnow.global/M4P2XXP. You will need the control number on your proxy card or confirmation email from Computershare in order to submit a question. Click on the "Q&A" icon in the top right corner of the screen and type in your question. You may provide your name, address and organization, and, if applicable, the specific proposal to which your question relates. Questions can be submitted in advance of the Annual Meeting beginning at 9:00 a.m. Eastern Time on May 14, 2024. Questions may also be submitted during the Annual Meeting through the Annual Meeting website. We will answer as many questions during the Annual Meeting as time allows and will group questions together where appropriate. We reserve the right to exclude questions regarding topics that are not pertinent to the Annual Meeting matters or company business or are inappropriate.

What if I have trouble accessing the Annual Meeting virtually?

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktop, laptop, tablet and cell phone) that run up-to-date versions of applicable software and plugins. Note: Internet Explorer is not a supported browser. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. Should you need further assistance, you may call U.S. 1-888-724-2416 or International +1 781-575-2748.

How many shares of XPO common stock must be present to conduct business at the Annual Meeting?

As of the Record Date, there were 116,312,123 shares of XPO common stock issued and outstanding, which includes 116,297,571 shares of common stock outstanding on the record date and 14,552 shares of issued restricted stock, with each share entitled to one vote on each matter to come before the Annual Meeting. Therefore, 116,312,123 votes are eligible to be cast at the Annual Meeting.

A quorum is necessary to hold a valid meeting of stockholders. Pursuant to the company's bylaws, holders of a majority of the shares of our common stock issued and outstanding and entitled to vote must be present, in person or by proxy, for each of the proposals to be presented at our annual meetings. Accordingly, holders of shares of our common stock representing 58,156,063 votes must be present at the Annual Meeting. If you vote by internet, telephone or proxy card, the shares you vote will be counted toward the quorum for the Annual Meeting. Abstentions and broker non-votes are counted as present for the purpose of determining a quorum.

What are my voting choices?

With respect to Proposal 1, the election of directors, you may vote **"FOR"** or **"AGAINST"** each of the director nominees, or you may **"ABSTAIN"** from voting for one or more of such nominees. With respect to Proposals 2 and 3, you may vote **"FOR"** or **"AGAINST"** or you may **"ABSTAIN"** from voting on these proposals. With respect to Proposal 4, you may vote for one of four choices on the proxy card or voting instruction: **"1 YEAR," "2 YEARS," "3 YEARS"** or **"ABSTAIN."** If you sign your proxy without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors with respect to the specific proposals described in this Proxy Statement and at the discretion of the proxy holders on any other matters that properly come before the Annual Meeting.

What vote is required to approve the proposals being considered at the Annual Meeting?

- **Proposal 1: Election of nine directors.** The election of each of the nine director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) by holders of shares of our common stock at the Annual Meeting at which a quorum is present. If any incumbent director standing for re-election receives a greater number of votes "against" his or her election than votes "for" such election, our bylaws require that such person must promptly tender his or her resignation to our Board of Directors. You may not accumulate your votes for the election of directors.

  Brokers may not use discretionary authority to vote shares of our common stock on the election of directors if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, in order for your vote to be counted in the election of directors, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Abstentions and broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the election of director nominees.

- **Proposal 2: Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2024.** Ratification of the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2024 requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" such proposal must exceed the number of shares voted "against" such proposal) by holders of shares of our common stock at the Annual Meeting at which a quorum is present. Abstentions are not considered votes cast for purposes of tabulation and will have no effect on the proposed ratification of KPMG. We do not expect any broker non-votes, as brokers have discretionary authority to vote on this proposal.

- **Proposal 3: Advisory vote to approve executive compensation.** Advisory approval of the resolution on executive compensation of our NEOs as disclosed in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" such proposal must exceed the number of shares voted "against" such proposal) by holders of shares of our common stock at the Annual Meeting at which a quorum is present. This resolution, commonly referred to as a "say-on-pay" resolution, is not binding on our Board of Directors. Although it is non-binding, our Board and the Compensation and Human Capital Committee will consider the voting results when making future decisions regarding our executive compensation program.

Brokers may not use discretionary authority to vote shares of our common stock on the advisory vote to approve executive compensation if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, in order for your vote to be counted in the advisory vote to approve executive compensation, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Abstentions and broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the advisory vote to approve executive compensation.

- **Proposal 4: Advisory vote on frequency of future advisory votes to approve executive compensation.** Advisory determination of the preference of the frequency of future advisory votes to approve executive compensation will be based on one of four choices for this proposal as indicated on the proxy card or voting instruction: 1 year, 2 years, 3 years or abstain. The voting frequency option that receives the highest number of votes cast by stockholders at the Annual Meeting, or any adjournment or postponement of the Annual Meeting, will be the frequency for the advisory vote to approve executive compensation that has been selected by stockholders. However, the vote is not binding on our Board of Directors and the Compensation and Human Capital Committee. Although the vote is advisory and non-binding in nature our Compensation and Human Capital Committee and Board of Directors have decided to adopt the frequency of every 1 YEAR if that frequency receives the greatest level of support from our shareholders. Notwithstanding our Board's recommendation and the outcome of the stockholder vote, our Board may, in the future, decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders or the adoption of material changes to compensation programs.

  Brokers may not use discretionary authority to vote shares of our common stock on the advisory vote on frequency of future advisory votes to approve executive compensation if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, in order for your vote to be counted in the advisory vote to approve executive compensation, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Abstentions and broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the advisory vote on frequency of future advisory votes to approve executive compensation.

In general, other business properly brought before the Annual Meeting at which a quorum is present requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" such proposal must exceed the number of shares voted "against" such proposal) by holders of shares of our common stock.

How does the Board of Directors recommend that I vote?

Our Board of Directors, after careful consideration, recommends that our stockholders vote **"FOR"** the election of each director nominee named in this Proxy Statement, **"FOR"** the ratification of KPMG as our independent registered public accounting firm for fiscal year 2024, **"FOR"** the advisory approval of the resolution to approve executive compensation, and for the option of every **"1 YEAR"** as the preferred frequency for future advisory votes to approve executive compensation.

What do I need to do now?

We urge you to read this Proxy Statement carefully, and then vote via the internet, by telephone or by mail. Follow the instructions on the proxy card to vote via the internet or by telephone, or mail your completed, dated and signed proxy card in the enclosed return envelope as soon as possible so that your shares of our common stock can be voted at the Annual Meeting.

How do I cast my vote?

Registered Stockholders. If you are a registered stockholder (i.e., you own your shares in your own name and not through a bank, broker or other nominee that holds shares for your account in "street name"), you may vote by proxy via the internet, by telephone or by mail. Follow the instructions provided on the proxy card to vote via the internet or by telephone, or mail your completed, dated and signed proxy card in the enclosed return envelope. Proxies submitted via the internet or by telephone must be received by 1:00 a.m. Eastern Time on May 16, 2024. Stockholders of record who attend the Annual Meeting may vote directly at the Annual Meeting by following the instructions provided during the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of shares (i.e., your shares are held in the name of a brokerage firm, bank or a trustee), you may vote by proxy by following the instructions provided in the voting instruction form or other materials provided to you by the brokerage firm, bank or other nominee that holds your shares. To vote directly at the Annual Meeting, you must obtain a legal proxy from the brokerage firm, bank or other nominee that holds your shares. Follow the instructions provided above to obtain a control number and the voting instructions provided during the Annual Meeting.

What is the deadline to vote?

If you hold shares as the stockholder of record, your vote by proxy must be received before the polls close at the Annual Meeting. As indicated on the proxy card provided to you, proxies submitted prior to the Annual Meeting via internet or by telephone must be received by 1:00 a.m. Eastern Time on May 16, 2024. You may vote by mail by promptly completing, signing, and dating a proxy card provided to you and return it in the envelope provided, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

If you are the beneficial owner of shares of our common stock, follow the voting instructions provided by your broker, trustee or other nominee.

What happens if I do not respond, or if I respond and fail to indicate my voting preference, or if I abstain from voting?

If you fail to vote via internet or by telephone as indicated on your proxy card, or fail to properly sign, date and return your proxy card, your shares will not be counted toward establishing a quorum for the Annual Meeting, which requires holders representing a majority of the outstanding shares of our common stock to be present in person or by proxy.

Failure to vote, assuming the presence of a quorum, will have no effect on the tabulation of the votes on the proposals. If you are a stockholder of record and you properly sign, date and return your proxy card, but do not indicate your voting preference, we will count your proxy as a vote **"FOR"** the election of all nine nominees for director (Proposal 1), **"FOR"** the ratification of KPMG as our independent registered public accounting firm for fiscal year 2024 (Proposal 2), **"FOR"** the advisory approval of the resolution to approve executive compensation (Proposal 3), and "**1 YEAR"** as the preferred frequency for future advisory votes to approve executive compensation (Proposal 4).

If my shares are held in "street name" by my broker, dealer, commercial bank, trust company or other nominee, will my broker or other nominee vote my shares for me?

You should instruct your broker or other nominee on how to vote your shares of our common stock using the instructions they provide to you. Brokers or other nominees who hold shares of XPO common stock in "street name" for customers are prevented by the NYSE Rules from exercising voting discretion with respect to non-routine or contested matters (i.e., they must receive specific voting instructions from a stockholder in order to vote that stockholder's shares on non-routine or contested matters). Shares not voted by a broker or other nominee, because they did not receive specific voting instructions from the stockholder on one or more proposals, are referred to as "broker non-votes."

We expect that when the NYSE determines whether each of the four proposals to be voted on at our Annual Meeting is a routine or non-routine matter, only "Proposal 2 — Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for Fiscal Year 2024" will be determined to be routine. It is important that you instruct your broker or other nominee on how to vote your shares of our common stock held in "street name" by following their instructions.

What if I want to change my vote?

Whether you attend the Annual Meeting or not, you may revoke a proxy at any time before your proxy is voted at the Annual Meeting. You may do so by properly delivering a later-dated proxy either via internet, by telephone, by mail, or by attending the Annual Meeting virtually and voting. Note, however, that your attendance at the Annual Meeting will not automatically revoke any prior proxy, unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked. You also may revoke your proxy by delivering a notice of revocation to: Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831 prior to the vote at the Annual Meeting. If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you should follow the instructions of your broker or other nominee regarding revocation of proxies.

How will the persons named as proxies vote?

If you are a registered stockholder (i.e., if you hold your shares of XPO common stock in your own name and not through a bank, broker or other nominee that holds shares for your account in "street name") and you complete and submit a proxy, the persons named as proxies will follow your instructions. If you submit a proxy but do not provide voting instructions, or if your instructions are unclear, the persons named as proxies will vote as recommended by our Board of Directors or, if no recommendation is given, by using their own discretion.

Where can I find the results of the voting?

We intend to announce preliminary voting results at the Annual Meeting and will publish final results on a Current Report on Form 8-K to be filed with the SEC within four business days after the Annual Meeting. The Current Report on Form 8-K will also be available on our website, www.xpo.com.

Who will pay for the cost of soliciting proxies?

The company will pay for the cost of soliciting proxies. We have engaged Okapi Partners LLC to assist us in soliciting proxies in connection with the Annual Meeting and have agreed to pay them a fee of $18,500 plus reimbursement of out-of-pocket expenses for providing such services. As is customary, we will reimburse brokerage firms, fiduciaries, voting trustees and other nominees for forwarding our proxy materials to each beneficial owner of shares of our common stock held through them as of the Record Date. Our directors, officers and other employees, without additional compensation, may solicit proxies personally, in writing, by telephone, by email or otherwise.

Why did I receive a "Notice of Internet Availability of Proxy Materials" but no proxy materials?

We are distributing our proxy materials to stockholders via the internet under the "Notice and Access" approach permitted by the rules of the SEC. This approach expedites stockholders' receipt of proxy materials while conserving natural resources and reducing our distribution costs. On or about April 2, 2024, we mailed a Notice of Internet Availability of Proxy Materials to participating stockholders containing instructions on how to access the proxy materials on the internet, and if desired, to request to receive a paper copy of our proxy materials by mail.

What is “householding” and how does it affect me?

In cases where multiple company stockholders share the same address and the shares are held through a bank, broker or other holder of record in a “street name” account, only one copy of our proxy materials will be delivered unless a stockholder at that address requests otherwise. This practice, known as “householding,” is intended to reduce printing and postage costs. However, any such street-name stockholders residing at the same address who wish to receive a separate copy of our proxy materials may request a copy by contacting their bank, broker or other holder of record, or by sending a written request to Investor Relations, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831, by contacting Investor Relations by email at investors@xpo.com, or telephone: (855) 976-6951. The voting instruction form sent to a “street name” stockholder should provide information on how to request a separate copy of future materials for each company stockholder at that address, if that is your preference. If you currently receive separate copies of our proxy materials but wish to participate in householding, please contact us through the method described above.

Can I obtain an electronic copy of the company’s proxy materials?

Yes, this Proxy Statement and our 2023 Annual Report are available on the internet at www.edocumentview.com/XPO.

PROPOSALS TO BE PRESENTED AT THE ANNUAL MEETING

Proposal 1: Election of Directors

Our Board of Directors has nominated for election each of the following persons to serve until the 2025 Annual Meeting of Stockholders or until their successors are duly elected and qualified:

Brad Jacobs
Jason Aiken
Bella Allaire
J. Wes Frye
Mario Harik
Michael Jesselson
Allison Landry
Irene Moshouris
Johnny C. Taylor, Jr.

All nine of the nominees listed above were elected as directors by our stockholders at our 2023 Annual Meeting of Stockholders. In the event that any of these nominees is unable or declines to serve as a director at the time of the Annual Meeting, the proxies voting for his or her election will be voted for any nominee who shall be designated by the Board of Directors to fill the vacancy. As of the date of this Proxy Statement, we are not aware that any of the nominees is unable or will decline to serve as a director if elected.

REQUIRED VOTE

The election of each of the nine director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) by holders of shares of our common stock. If any incumbent director standing for election receives a greater number of votes "against" his or her election than votes "for" his or her election, our bylaws require that such person must promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" the election of each of the nominees listed above.

Proposal 2: Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for Fiscal Year 2024

The Audit Committee of our Board of Directors has appointed KPMG LLP ("KPMG") to serve as our company's independent registered public accounting firm for the year ending December 31, 2024. KPMG has served in this capacity since 2011.

Our stockholders are being asked to ratify the appointment of KPMG as XPO's independent registered public accounting firm for the year ending December 31, 2024. Although ratification is not required by our bylaws or otherwise, our Board of Directors is submitting the appointment of KPMG to our stockholders for ratification as a matter of good corporate governance. If our stockholders fail to ratify the appointment of KPMG, the Audit Committee will consider whether it is appropriate and advisable to appoint a different independent registered public accounting firm. Even if our stockholders ratify the appointment of KPMG, the Audit Committee in its discretion may appoint a different registered public accounting firm at any time if it determines that such a change would be in the best interests of our company and our stockholders.

Representatives of KPMG are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so, and to respond to appropriate questions.

REQUIRED VOTE

Ratification of the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2024 requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" such proposal must exceed the number of shares voted "against" such proposal) by holders of shares of our common stock at the annual meeting at which a quorum is present.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" the ratification of the appointment of KPMG as our independent registered public accounting firm for fiscal year 2024.

Proposal 3: Advisory Vote to Approve Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, and Section 14A of the Exchange Act, require that we provide our stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. Accordingly, we are asking our stockholders to approve the following advisory resolution:

> "**RESOLVED**, that the stockholders of XPO, Inc. (the "company") hereby approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in the Proxy Statement for the company's 2024 Annual Meeting of Stockholders."

We encourage stockholders to review the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosures included in this Proxy Statement. As described in detail under the heading *Executive Compensation — Compensation Discussion and Analysis*, we believe that our compensation programs appropriately reward executive performance and align the interests of our NEOs and key employees with the long-term interests of our stockholders, while also enabling us to attract and retain talented executives.

This resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on our Board of Directors. However, our Board of Directors and the Compensation and Human Capital Committee will consider the voting results when making future decisions regarding our executive compensation program.

Note about Frequency: At the 2018 Annual Meeting of Stockholders, our stockholders voted to approve an annual holding of the advisory vote on executive compensation. This annual frequency has continued until this year. The next required non-binding, advisory vote on the frequency of advisory votes on executive compensation is being held at our Annual Meeting (Proposal 4), per SEC rules. The frequency approved by the Board of Directors and the Compensation and Human Capital Committee in 2024 will continue until the next required non-binding, advisory vote on the frequency of advisory votes on executive compensation is held in 2030.

REQUIRED VOTE

Approval of this advisory resolution, commonly referred to as a "say-on-pay" resolution, requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" such proposal must exceed the number of shares voted "against" such proposal) by holders of shares of our common stock at the annual meeting at which a quorum is present.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" approval of the advisory resolution to approve executive compensation set forth above.

Proposal 4: Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act provide that stockholders must be given the opportunity to vote, on a non-binding, advisory basis, for their preference as to how frequently we should seek future advisory votes on the compensation of our NEOs as disclosed in accordance with the SEC's compensation disclosure rules, which we refer to as an advisory vote to approve executive compensation. By voting with respect to this Proposal 4, stockholders may indicate whether they would prefer that we conduct future advisory votes on executive compensation every one, two or three years. Stockholders may, if they wish, abstain from casting a vote on Proposal 4. At the 2018 Annual Meeting of Stockholders, our stockholders voted to approve an annual advisory vote on executive compensation. Pursuant to SEC rules, public companies are required to hold a "say-on-frequency" vote every six years to give stockholders the opportunity to determine whether a "say-on-pay" vote to approve executive compensation should be held every year, every two years or every three years. The company is holding the "say-on-frequency" vote this year; therefore, the next "say-on-frequency" vote will take place at our 2030 Annual Meeting.

After careful consideration, our Board has determined that holding a non-binding advisory vote to approve executive compensation every year is the most appropriate policy for our company at this time, and recommends that stockholders vote that future advisory votes to approve executive compensation should occur every year. While our company's executive compensation programs are designed to promote a long-term connection between pay and performance, our Board recognizes that executive compensation disclosures are made annually and that holding an annual, non-binding advisory vote to approve executive compensation will provide more direct and immediate feedback on our compensation disclosures. However, stockholders should note that because the advisory vote to approve executive compensation occurs well after the beginning of the compensation year, and because the different elements of our executive compensation programs are designed to operate in an integrated manner and to complement one another, in many cases it may not be appropriate or feasible to change executive compensation programs in consideration of any one year's advisory vote before the following year's Annual Meeting of Stockholders.

REQUIRED VOTE

Pursuant to this proposal for an advisory vote on the frequency of future advisory votes to approve executive compensation, stockholders will be able to specify one of four choices for on the proxy card or voting instruction: 1 year, 2 years, 3 years or abstain. Stockholders are not voting to approve or disapprove the recommendation of our Board. The voting frequency option that receives the highest number of votes cast by stockholders at the Annual Meeting, or any adjournment or postponement of the Annual Meeting, will be the frequency for the advisory vote to approve executive compensation that has been selected by stockholders. However, the vote is non-binding on our Board and the Compensation and Human Capital Committee. Although the vote is advisory and non-binding in nature our Compensation and Human Capital Committee and Board of Directors have decided to adopt the frequency of every 1 YEAR if that frequency receives the greatest level of support from our shareholders. Notwithstanding our Board's recommendation and the outcome of the stockholder vote, our Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders or the adoption of material changes to compensation programs.

RECOMMENDATION

Our Board unanimously recommends a vote for the option of every "1 YEAR" as the preferred frequency for future advisory votes to approve executive compensation.

OTHER MATTERS

We do not expect that any matter other than the foregoing proposals will be brought before the Annual Meeting. If, however, such a matter is properly presented at the Annual Meeting or any adjournment or postponement of the Annual Meeting, the persons appointed as proxies will vote as recommended by our Board of Directors or, if no recommendation is given, in accordance with their judgment.

ADDITIONAL INFORMATION

AVAILABILITY OF ANNUAL REPORT AND PROXY STATEMENT

If you would like to receive a paper copy of our 2023 Annual Report or this Proxy Statement, please contact us at Investor Relations, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831 or by email at investors@xpo.com, and we will send a copy to you without charge.

A NOTE ABOUT OUR WEBSITE

Although we include references to our website, www.xpo.com, and certain additional third-party websites throughout this Proxy Statement, information that is included on our website is not incorporated by reference into, and is not a part of, this Proxy Statement. Our website address is included as an inactive textual reference only.

We use our website as one means of disclosing material non-public information and for complying with our disclosure obligations under the SEC's Regulation FD. Such disclosures typically will be included within the Investor Relations section of our website. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

ANNEX A— RECONCILIATION OF NON-GAAP MEASURES

RECONCILIATION OF NET INCOME (LOSS) FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA

Unaudited
$ in millions

	Years Ended December 31,			
	2023	2022	2021	2020
Net income (loss) from continuing operations	**$192**	**$184**	**$ 96**	**$(110)**
Debt extinguishment loss	25	39	54	—
Interest expense	168	135	211	308
Income tax provision (benefit)	68	74	11	(54)
Depreciation and amortization expense	432	392	385	378
Goodwill impairment	—	64	—	—
Litigation matter[1]	8	—	—	—
Transaction and integration costs	58	58	36	67
Restructuring costs	44	50	19	22
Other	1	1	—	(2)
Adjusted EBITDA	**$996**	**$997**	**$812**	**$ 609**

(1) Relates to California Environmental Matters as described in Note 18 to the company's 2023 Form 10-K.

RECONCILIATION OF NET INCOME FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA EXCLUDING GAINS ON REAL ESTATE

Unaudited
$ in millions

	Years Ended December 31,	
	2023	2022
Net income from continuing operations	**$192**	**$184**
Debt extinguishment loss	25	39
Interest expense	168	135
Income tax provision	68	74
Depreciation and amortization expense	432	392
Goodwill impairment	—	64
Litigation matter[1]	8	—
Transaction and integration costs	58	58
Restructuring costs	44	50
Other	1	1
Adjusted EBITDA	**$996**	**$997**
Gains on real estate transactions	—	55
Adjusted EBITDA, excluding gains on real estate transactions	**$996**	**$942**

(1) Relates to California Environmental Matters as described in Note 18 to the company's 2023 Form 10-K.

RECONCILIATION OF CORPORATE ADJUSTED EBITDA

Unaudited
$ in millions

	Years Ended December 31,	
	2023	2022
Revenue	**$ —**	**$ —**
Salaries, wages and employee benefits	18	52
Fuel, operating expenses and supplies	6	44
Operating taxes and licenses	—	—
Insurance and claims	6	3
Depreciation and amortization	5	25
Litigation matter[1]	8	—
Transaction and integration costs	56	49
Restructuring costs	20	39
Operating loss	**$(119)**	**$(212)**
Other income (expense)[2]	(1)	(5)
Depreciation and amortization	5	25
Litigation matter[1]	8	—
Transaction and integration costs	56	49
Restructuring costs	20	39
Adjusted EBITDA	**$ (31)**	**$(104)**

(1) Relates to California Environmental Matters as described in Note 18 to the company's 2023 Form 10-K.

(2) Other income (expense) consists of foreign currency gain (loss) and other income (expense)

RECONCILIATION OF NORTH AMERICAN LTL SEGMENT ADJUSTED OPERATING INCOME AND ADJUSTED EBITDA

Unaudited
$ in millions

	Three Months Ended December 31,		Years Ended December 31,	
	2023	2022	2023	2022
Revenue (excluding fuel surcharge revenue)	**$ 966**	**$ 851**	**$3,814**	**$3,631**
Fuel surcharge revenue	221	242	857	1,014
Revenue	**1,187**	**1,093**	**4,671**	**4,645**
Salaries, wages and employee benefits	602	546	2,346	2,176
Purchased transportation	83	106	366	499
Fuel, operating expenses and supplies[1]	238	242	956	983
Operating taxes and licenses	13	11	48	48
Insurance and claims	21	25	102	123
(Gains) losses on sales of property and equipment	2	(54)	8	(54)
Depreciation and amortization	77	64	291	239
Transaction and integration costs	—	1	—	3
Restructuring costs	2	—	12	5
Operating income	**149**	**152**	**542**	**623**
Operating ratio[2]	**87.4%**	**86.1%**	**88.4%**	**86.6%**
Other income	1	—	1	1
Amortization expense	8	8	34	34
Transaction and integration costs	—	1	—	3
Restructuring costs	2	—	12	5
Gains on real estate transactions	—	(55)	—	(55)
Adjusted operating income	**$ 160**	**$ 106**	**$ 589**	**$ 611**
Adjusted operating ratio[3]	**86.5%**	**90.3%**	**87.4%**	**86.8%**
Depreciation expense	69	56	257	205
Pension income	4	15	17	59
Gains on real estate transactions	—	55	—	55
Other	—	—	1	2
Adjusted EBITDA[4]	**$ 233**	**$ 232**	**$ 864**	**$ 932**

[1] Fuel, operating expenses and supplies includes fuel-related taxes

[2] Operating ratio is calculated as (1 – (operating income divided by revenue))

[3] Adjusted operating ratio is calculated as (1 – (adjusted operating income divided by revenue)); adjusted operating margin is the inverse of adjusted operating ratio

[4] Adjusted EBITDA is used by the company's chief operating decision maker to evaluate segment profit (loss) in accordance with ASC 280

NON-GAAP FINANCIAL MEASURES

As required by the SEC rules we provide reconciliations of the non-GAAP financial measures contained in this Proxy Statement to the most directly comparable measure under GAAP, which are set forth in the financial tables above.

XPO's non-GAAP financial measures used in this Proxy Statement include: adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") on a consolidated basis and for corporate; adjusted EBITDA excluding gains on real estate transactions on a consolidated basis; adjusted operating income for our North American LTL segment; and adjusted operating ratio for our North American LTL segment.

We believe that the above adjusted financial measures facilitate analysis of our ongoing business operations because they exclude items that may not be reflective of, or are unrelated to, XPO and its business segments' core operating performance, and may assist investors with comparisons to prior periods and assessing trends in our underlying businesses. Other companies may calculate these non-GAAP financial measures differently, and therefore our measures may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures should only be used as supplemental measures of our operating performance.

Adjusted EBITDA, adjusted EBITDA excluding gains on real estate transactions, adjusted operating income and adjusted operating ratio include adjustments for transaction and integration costs, as well as restructuring costs and other adjustments as set forth in the tables above. Transaction and integration adjustments are generally incremental costs that result from an actual or planned acquisition, divestiture or spin-off and may include transaction costs, consulting fees, stock-based compensation, retention awards, internal salaries and wages (to the extent the individuals are assigned full-time to integration and transformation activities) and certain costs related to integrating and converging IT systems. Restructuring costs primarily relate to severance costs associated with business optimization initiatives. Management uses these non-GAAP financial measures in making financial, operating and planning decisions and evaluating XPO's and each business segment's ongoing performance.

We believe that adjusted EBITDA improves comparability from period to period by removing the impact of our capital structure (interest and financing expenses), asset base (depreciation and amortization), tax impacts and other adjustments as set out in the above tables that management has determined are not reflective of core operating activities and thereby assist investors with assessing trends in our underlying businesses. We believe that adjusted operating income and adjusted operating ratio for our North American LTL business improve the comparability of our operating results from period to period by removing the impact of certain transaction and integration costs and restructuring costs, as well as amortization expenses.

FORWARD-LOOKING STATEMENTS

This Proxy Statement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target," "trajectory" or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include the risks discussed in our filings with the SEC, and the following: the effects of business, economic, political, legal, and regulatory impacts or conflicts upon our operations; supply chain disruptions and shortages, strains on production or extraction of raw materials, cost inflation and labor and equipment shortages; our ability to align our investments in capital assets, including equipment, service centers, and warehouses to our customers' demands; our ability to implement our cost and revenue initiatives; the effectiveness of our action plan, and other management actions, to improve our North American LTL business; our ability to benefit from a sale, spin-off or other divestiture of one or more business units or to successfully integrate and realize anticipated synergies, cost savings and profit opportunities from acquired companies; goodwill impairment; issues related to compliance with data protection laws, competition laws, and intellectual property laws; fluctuations in currency exchange rates, fuel prices and fuel surcharges; the expected benefits of the spin-offs of GXO Logistics, Inc. and RXO, Inc.; our ability to develop and implement suitable information technology systems; the impact of potential cyber-attacks and information technology or data security breaches or failures; our indebtedness; our ability to raise debt and equity capital; fluctuations in interest rates; seasonal fluctuations; our ability to maintain positive relationships with our network of third-party transportation providers; our ability to attract and retain key employees including qualified drivers; labor matters; litigation; and competition and pricing pressures.

All forward-looking statements set forth in this Proxy Statement are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. Forward-looking statements set forth in this Proxy Statement speak only as of the date hereof, and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events, except to the extent required by law.

ANNEX B— ESG SCORECARD—2023 DELIVERABLES AND ACHIEVEMENTS

#	ESG INITIATIVE	2023 TARGET	ACHIEVED?	# POINTS EARNED	COMMENTS
1	WORKFORCE / TALENT				
1	**Average Job Satisfaction Score:** *Aggregate of all XPO engagement surveys conducted within the year, measured on a 1-10 scale*	≥ 7.0	✓	2.6	Surpassed goal
2	**Average Job Satisfaction Score:** *Annual Hourly LTL Engagement Survey (North America), measured on a 1-10 scale*	Prior year +10 basis points or ≥ 7.0	✓	2.6	Surpassed goal
3	**Global Retention Rate of High Performers:** *Annualized rate based on performance management process, among the professional population*	≥ 85%	✓	2.6	Surpassed goal
4	**Succession Planning:** *For designated levels globally*	Maintain	✓	2.6	Met goal
5	**Annualized Voluntary Turnover Rate:** *North American LTL drivers, excluding retirees*	≤ 12.5%	✓	2.6	Surpassed goal
6	**Employee Training Hours:** *Number of hours completed by employees per year globally, tracked via time-keeping system and XPO University*	600,000	✓	2.6	Surpassed goal
7	**Employee Training Courses:** *Number of courses completed by employees per year globally, tracked via XPO University*	700,000	✓	2.6	Surpassed goal
8	**Performance Goals for Salaried Employees:** *As defined and tracked for eligible salaried employees*	≥ 80% of eligible employees	✓	2.6	Surpassed goal

#	ESG INITIATIVE	2023 TARGET	ACHIEVED?	# POINTS EARNED	COMMENTS
2	EMPLOYEE AND COMMUNITY SAFETY				
9	**U.S. DOT-Recordable Accident Frequency Rate**: *North American LTL (when holding number of miles driven constant to full-year 2021)*	+ 2% improvement over prior year	✓	2.6	Surpassed goal
10	**Million Mile Driver Achievement Awards:** *North American LTL*	≥ 240 awards for achieving 1 million to 3 million miles driven without a preventable accident	✓	2.6	Surpassed goal slightly
11	**Lost Workday Rate:** *North American transportation*	+ 2% improvement over prior year	✗	0.0	Improved in second half of year, but annual goal not met
12	**Driver Training School Graduates:** *North American LTL*	≥ 500 employees graduate from our driver schools and earn their CDL	✓	2.6	Surpassed goal
13	**Lost Time Incident Rate in Europe:** *Number of workplace incidents resulting in employees losing time from work (excluding the day of the incident) /*total hours worked x 200,000	Minimum 5% improvement from prior year	✓	2.6	Surpassed goal
14	**Registered Additional Training Hours in Europe:** *Hours outside of mandatory and on-boarding trainings (i.e., qualifying training hours covering health, safety and security matters*	Minimum of four hours or more per employee	✓	2.6	Surpassed goal
15	**Crash Rate in Europe**: *Preventable accidents per 1,000,000 kilometers driven (includes all preventable incidents reported to insurance/third party claims)*	Minimum of 5% improvement from prior year	✗	0.0	0.53 below goal 2023 target is more difficult to attain due to last year's record results. Main reason for crashes is a noticeable increase in road occupancy post pandemic; the majority of accidents are low severity
16	**Safety Actions Completion Rate in Europe:** *Preventive or corrective actions completed, measured by number of actionable safety cards*	Minimum of 75% of safety cards completed/closed	✓	2.6	Surpassed goal
17	**Health Safety Audits in Europe:** *Audits to be conducted across all European sites over a span of two years*	100% of sites audited	✓	2.6	Met goal

#	ESG INITIATIVE	2023 TARGET	ACHIEVED?	# POINTS EARNED	COMMENTS
3	DIVERSITY, EQUITY AND INCLUSION				
18	**Diversity in Hiring:** *Overall annual percentage of diverse U.S. employee hires*	≥ 55%	✓	2.6	Surpassed goal
19	**Diversity in Management:** *Expansion of women pipeline for managerial positions*	Cumulative growth of ≥15% from 2020	✓	2.6	Surpassed goal
20	**Diversity in Management:** *Expansion of ethnic and/or racial groups' pipeline for managerial positions*	Cumulative growth of ≥15% from 2020	✓	2.6	Surpassed goal
21	**Diversity in the FMT Programs:** *Percentage of diverse FMT Program hires globally*	≥ 50%	✓	2.6	Surpassed goal
22	**HRC Corporate Equality Index**	Score at least 80-85 out of 100	✗	0.0	Did not participate in HRC Corporate Equality Index in 2023
23	**Female Representation in Graded Positions in Europe:** *Number of females in graded positions as a percentage of the total graded XPO population*	Increase representation to min 42.7%	✗	0.0	Missed goal by a narrow margin
24	**European Diversity Recruitment Strategy and Process:** *Director level and above*	Develop and deploy a mentoring program for female talents	✓	2.6	Met goal
4	INFORMATION SECURITY				
25	**Information Security Compliance and Training:** *Compliance with information security policy and related training mandates for eligible employees with email access*	75% to 85% compliance	✓	2.6	Surpassed goal
26	**Information Security Benchmark Assessment:** *Annual independent third-party information security health check/ benchmark assessment*	Compare favorably to industry average and be amongst top two quartiles	✓	2.6	Met goal Compared to transportation peers, XPO is comfortably in the upper quartile
27	**Efficacy in Blocking Email Threats:** *Percent blocked containing malicious attachments*	≥ 95%	✓	2.6	Met goal Maintained over 99% throughout year
28	**Target Mean Time to Resolve (MTTR):** *Industry average 1.85 days*	Maintain MTTR below industry average	✓	2.6	Met goal MTTR usually less than one day
29	**Impact of Security Breaches on Customers**	No security breaches that could impact at least 25% of customers	✓	2.6	Surpassed goal

#	ESG INITIATIVE	2023 TARGET	ACHIEVED?	# POINTS EARNED	COMMENTS
5	ENVIRONMENT AND SUSTAINABILITY				
30	**LTL Fuel Efficiency:** *Annual average improvement in miles per gallon (mpg) for drivers in North America*	Additional 2% or greater improvement from prior year	✓	2.6	Surpassed goal
31	**Annual Tractor Replacement Rate:** *North American LTL*	Replace at least 1000 tractors with newer units, emitting less nitrogen oxide	✓	2.6	Surpassed goal
32	**Carbon Emissions Reduction by Equipment Usage:** *Percentage of fleet supplied with carbon reducing equipment (i.e., trailer side skirts, engine and transmission upgrades)*	At least 3% increase in tractors with carbon-reducing equipment versus prior year	✓	2.6	Surpassed goal
33	**Load Factor Increase Rate in LTL:** *North American LTL*	At minimum, maintain prior year levels as we insource more Purchased Transportation	✗	0.0	3.9% decrease in load factor from 2022 primarily driven by 3.9% decrease in weight per shipment; WPS was down broadly across the industry
34	**CO2 Emissions Reduction Through Electric Vehicles- Europe:** *Emissions reduced through bio-fuels, reduction of empty mileage and renewable energies usage*	Minimum 5% improvement from prior year	✓	2.6	Surpassed goal
35	**LTL Trailer Recycle Rate:** *Percentage of retired LTL trailers that are recycled in North America*	Pre-2016 trailers: ≥ 95% 2016+trailers: ≥ 85%	✓	2.6	Surpassed goal
6	CORPORATE GOVERNANCE				
36	**Compliance Course Completion Rate:** *Completion of mandatory compliance training courses on an annual basis (e.g., diversity and inclusion, sexual harassment, anti-discrimination, etc.)*	≥ 85%	✓	2.6	Surpassed goal
37	**Board of Directors' oversight of ESG matters**	Review, calibration and approval of annual ESG goals and/or ESG goal revisions	✓	2.6	Met goal
38	**Board Diversity:** *Diverse Groups as percentage of total Board composition*	≥45%	✓	2.6	Met goal

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number: 001-32172

XPO

XPO, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**03-0450326**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
Five American Lane	
Greenwich, CT	**06831**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code (855) 976-6951

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	XPO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

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The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $6.7 billion as of June 30, 2023, based upon the closing price of the common stock on that date.

As of February 1, 2024, there were 116,112,873 shares of the registrant's common stock, par value $0.001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the registrant's proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2024 Annual Meeting of Stockholders (the "Proxy Statement"), are incorporated by reference into Part III of this Annual Report on Form 10-K (the "Annual Report"). Except with respect to information specifically incorporated by reference in this Annual Report, the Proxy Statement is not deemed to be filed as part hereof.

XPO, INC.

ANNUAL REPORT ON FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

PART I

In this Annual Report, "we," "our," "us," "XPO, Inc.," “XPO,” and "the Company" refer to XPO, Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report and other written reports and oral statements we make from time to time contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “trajectory” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual future results, levels of activity, performance or achievements to be materially different from our expected future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed below and the risks discussed in the Company’s other filings with the Securities and Exchange Commission (the “SEC”). All forward-looking statements set forth in this Annual Report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The following discussion should be read in conjunction with the Company’s audited Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report. Forward-looking statements set forth in this Annual Report speak only as of the date hereof, and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events, except to the extent required by law.

ITEM 1. *BUSINESS*

Company Overview

XPO, Inc., together with its subsidiaries, is a leading provider of freight transportation services, with company-specific avenues for value creation. We use our proprietary technology to move goods efficiently through our customers’ supply chains in North America and Europe. As of December 31, 2023, we had approximately 38,000 employees and 596 locations in 17 countries serving approximately 52,000 customers.

Our company has two reportable segments: North American Less-Than-Truckload (“LTL”), the largest component of our business, and European Transportation.

North American LTL Segment

LTL in North America is a bedrock industry providing a critical service to the economy, with favorable pricing dynamics and an established competitive landscape. XPO is one of the largest LTL networks in North America, with approximately 8% share of the U.S. market, estimated to be $59 billion in 2022.

We provide approximately 31,000 shippers in North America with critical geographic density and day-definite domestic and cross-border services to approximately 99% of U.S. zip codes, as well as Mexico, Canada and the Caribbean. Our capacity and reach give us the ability to manage large freight volumes efficiently and balance our network to leverage fixed costs. For the full year 2023, our customer-focused organization of truck drivers, service center teams and sales professionals worked together to move approximately 18 billion pounds of freight through our network to its destinations.

Importantly, our LTL business historically has generated a high return on invested capital and robust free cash flow. This supports our ongoing investments in our people, network capacity and proprietary technology. We manage the business to specific objectives, such as high customer service scores for on-time delivery and damage-free freight, the optimal sourcing of linehaul transportation, and the expansion of our service center footprint in strategic markets with long-term demand. Since implementing our LTL 2.0 growth plan in the fourth quarter of 2021, we have added 551 net new doors to our network through organic expansion. In December 2023, we completed the acquisition of 28 service centers previously operated by Yellow Corporation (the "Yellow Asset Acquisition"), representing approximately 2,900 doors.

Additionally, in 2023, we continued to advance a host of initiatives that are specific to XPO and largely independent of the macroeconomic environment. We produced over 6,400 trailers at our in-house trailer manufacturing facility, surpassing our goal of more than 6,000 trailers, and continued to invest in training drivers at our 130 commercial driver schools. Our in-house trailer manufacturing and driver schools are examples of self-reliant capabilities that are competitively advantageous to us, particularly when industry conditions make it difficult to source equipment or drivers.

Specific to our technology, we believe that we have a large opportunity to drive further growth and profitability in our LTL network through innovation. For more information, see "Proprietary Technology and Intellectual Property" below.

European Transportation Segment

XPO has a unique pan-European transportation platform with leading positions in key geographies: We are the #1 full truckload broker and the #1 pallet network (LTL) provider in France; the #1 full truckload broker and the #1 LTL provider in Iberia (Spain and Portugal); and a top-tier dedicated truckload provider in the U.K., where we also have the largest single-owner LTL network. We serve an extensive base of customers within the consumer, trade and industrial markets, including many sector leaders that have long-tenured relationships with us.

Our range of freight services in Europe encompasses dedicated truckload, LTL, truck brokerage, managed transportation, last mile, freight forwarding and, increasingly, multimodal solutions, such as road-rail and road-short sea combinations that we tailor to customer needs. Our operators use our proprietary technology to manage these services within our digital ecosystem in Europe.

Strategic Developments

2023 was the first full year that XPO operated solely as an asset-based LTL service provider in North America, following the completion of three key parts of our strategic plan, as previously announced: the spin-offs of RXO, Inc. and GXO Logistics, Inc. in November 2022 and August 2021, respectively; and the sale of our North American intermodal operation in March 2022.

On December 20, 2023, we acquired 28 LTL service centers in the U.S. previously operated by Yellow Corporation. Under the transaction, we purchased 26 of the service centers and assumed existing leases for the other two locations. This is a strategic acquisition of assets that aligns with our commitment to invest in expanding our LTL network capacity.

Our Board of Directors has previously authorized the divestiture of our European business. There can be no assurance that the divestiture will occur, or of the terms or timing of a transaction.

Proprietary Technology and Intellectual Property

One of the ways in which we deliver superior service to our customers is by empowering our employees with technology. Our industry is evolving, and customers want to de-risk their supply chains by forming relationships with reliable service providers that have invested in innovation.

We have built a highly scalable ecosystem on the cloud that deploys our software consistently across our operating footprint. In our North American LTL business, the caliber of our technology is mission-critical to our success; it optimizes linehaul, pickup-and-delivery and pricing — the main components of the service we provide. An LTL network of our scale has hundreds of thousands of activities underway at any given time, all managed on our technology. In 2023, we moved approximately 18 billion pounds of freight 803 million miles, including moving linehaul freight an average of 2.6 million miles a day.

With intelligent route-building, we can reduce empty miles in our linehaul network, improve load factor and mitigate cargo damage. Our proprietary bypass models make recommendations to enhance trailer utilization, assimilating massive amounts of data and taking volume, density, and freight dimensions into account. We use our real-time visualization tools to reduce costs with pickups and deliveries and developed a robust pricing platform for contractual account management and automated, dynamic pricing for local accounts.

XPO Smart® is our proprietary suite of intelligent tools and analytics that self-adjusts site by site to drive productivity across our LTL service center operations. Our software incorporates dynamic data science, predictive analytics and machine learning to aid our managers in workflow decision-making. We use XPO Smart® to improve our labor in a safe, disciplined and cost-effective manner.

XPO Connect® is our fully automated, cloud-based digital platform for transportation procurement used by our European operations — it encompasses our Freight Optimizer system, shipper interface, pricing engine, carrier interface and our Drive XPO® mobile app for carriers. When our customers in Europe have freight to move, XPO Connect® tracks the freight movement from end-to-end with the optimal transportation provider, giving us a key lever to earn customer loyalty and share.

The “XPO” trademark, service mark, and trade name are essential to our business and critical to our success. XPO, XPO Smart, XPO Connect, and Your Freight First, among others, are trademarks and service marks for which registrations, or applications for registration, are on file, as applicable with the United States Patent and Trademark Office. We believe these trademarks, service marks, and trade names are important components of our marketing strategy, and seek to protect those proprietary marks and trade names relevant to our business. For some marks, we have also registered or are pursuing registration in certain other countries.

Environmental Information

Our innovation strategy is focused on providing highly efficient supply chain services that use automation and data science to create value for our shareholders and customers. We use our proprietary technology to provide reliable freight transportation services and make the most of the resources within our company.

For many of our customers, the transportation needs of their business account for a significant portion of their CO2 footprint. Our technology can coordinate the movement of customer goods in ways that are greener, safer, more efficient and more cost-effective. Some of our key priorities in this regard are to optimize the utilization of truck and trailer capacity, invest in modern, fuel-efficient fleet, streamline local and linehaul freight flows and train our drivers in eco-friendly techniques.

Transportation Fleet

Our ongoing fleet initiatives companywide include modernizing our tractors and trailers; deploying cleaner fuels where practical, such as natural gas, biodiesel, biogas and electricity; expanding our use of data and analytics to improve the efficiency of routing, loading and handling freight; and exploring the commercial viability of alternative vehicles that have a lower environmental impact.

COVID-19 created supply chain challenges that temporarily disrupted the retirement of older LTL tractors industrywide. Now, new equipment is more readily available, and we will continue to invest in tractors with 15-liter engines and automatic transmissions that improve reliability and fuel economy, while lowering emissions and extending engine life. In 2024, we intend to purchase approximately 2,000 new LTL tractors for our North American LTL network.

In Europe, our diesel road fleet is over 97% compliant with Euro 6 standards, and we have a natural gas-powered fleet of more than 230 trucks serving customers in France, the U.K., Spain and Portugal. Additionally, we have environmentally-sound fleet initiatives ranging from government-approved mega-trucks in Spain, which can transport more freight with fewer trips, to fully electric vehicles for certain "last mile" home deliveries. We are also testing the use of duo-trailer vehicles that have the potential to reduce CO2 emissions, compared with using traditional trucks for the same freight.

Electric vehicles show promise in commercial transport applications as an alternative to diesel, particularly in urban areas. Our fleet experts are working with manufacturers of larger electric trucks, and we have completed two pilot programs to advance our understanding of the commercial viability of these vehicles. In the U.S., we have placed an order for six all-electric trucks to deploy in California, and we announced an agreement to purchase more than 100 all-electric trucks in France supported by the ongoing installation of more than 80 electric charging stations at our facilities.

Facilities

Our expertise in the circular economy helps us to continually improve the eco-profile of our facilities. We have ongoing initiatives underway to install LED lighting in our buildings, reuse pallets, right-size packaging and incorporate other environmentally friendly practices in our operations. We also reduce waste by recycling or reusing materials where feasible.

Our Strategy

XPO's strategy is to help customers move goods efficiently through their supply chains by using our transportation capacity, organizational strengths and proprietary technology. We deliver value in the form of technological innovations, process efficiencies, cost efficiencies and reliable outcomes. Our services are both highly responsive to customer goals, such as mitigating environmental impacts over time, and proactive in identifying potential improvements. Most important, we have instilled a culture that defines success as mutually beneficial results for our company and our customers.

In late 2021, we launched our LTL 2.0 growth plan in North America to focus on four pillars of value creation: provide best-in-class customer service, invest in adding capacity and enhancing our network for the long term, accelerate yield growth, and drive cost efficiencies. We made considerable progress with these initiatives in 2022 and again in 2023, and we see significant potential for further improvements with all four pillars of our plan:

- *Provide best-in-class service*. We are committed to building a premium service organization by aligning employee incentives and accountability with tangible quality-of-service results for our customers. In 2023, we improved our damage claims ratio to 0.3% in the fourth quarter, from 1.2% at the launch of LTL 2.0, and we improved our full year on-time performance by 8% year-over-year. We support our team with ongoing investments in employee training programs, state-of-the-art equipment and technological enhancements to elevate service quality and productivity.

- *Invest in network capacity for the long-term*. We are expanding our linehaul fleet with fuel-efficient tractors and in-house trailer manufacturing and adding new doors in capacity-constrained markets. Since the launch of LTL 2.0, we have added more than 11,000 trailers — including over 6,400 in 2023 — as well as more than 2,400 tractors and 551 net new doors through organic expansion. Our average tractor age at year-end 2023 was 5.0 years, compared with 5.9 years at year-end 2022. Together, these investments enable us to transport more freight while improving service and maintaining strong network fluidity. Excluding the Yellow Asset Acquisition, more than two-thirds of our capital expenditures in 2023 were deployed to increase the capacity of our fleet.

- *Accelerate yield growth*. We are intently focused on customer service excellence as our most powerful lever to grow yield, which we measure as gross revenue per hundredweight, excluding fuel surcharges. Our service improvements and, to a lesser extent, the expansion of both our accessorial services and local customer base, accelerated yield growth throughout the year, driving full year growth of 4.9%, compared with 2022.

- *Drive cost efficiencies*. We aim to improve cost efficiency by optimizing our purchased transportation, variable costs and overhead. In the fourth quarter of 2023, we lowered our cost for third-party purchased transportation by reducing the number of outsourced linehaul miles as a percentage of total linehaul miles to 19.6%, compared with 22.7% at the start of LTL 2.0, and by negotiating lower contract rates for the miles we outsourced. We expect that the investments we are making in expanding capacity will enhance our network fluidity and drive productivity gains, thereby accelerating cost efficiencies.

Customers and Markets

We provide services to approximately 52,000 customers ranging in size from small, entrepreneurial businesses to Fortune 500 companies. Our customers span every major industry, giving us a presence in verticals that are bedrocks of the economy, such as industrial and manufacturing, retail and e-commerce, food and beverage, and consumer goods. Our revenue is derived primarily from the United States and Europe — in 2023, we generated approximately 59% of our revenue in the U.S., 17% in France, 12% in the U.K. and 11% in the rest of Europe.

The diversification of our customer base minimizes concentration risk. Globally, the combined revenue from our top five customers in 2023 accounted for approximately 7% of revenue, with our largest customer accounting for less than 2% of revenue. In North American LTL, the combined revenue from our top five customers accounted for approximately 8% of segment revenue in 2023, with our largest customer accounting for less than 3% of revenue.

Competition

We operate in highly competitive marketplaces where customers can choose from among many different transportation providers with distinct value propositions. We compete on quality and reliability of service, scope and scale of operations, technological capabilities, expertise and price.

Our competitors in North America include local, regional and national LTL carriers that offer the same services we provide, such as Old Dominion Freight Line and Saia. Our competitors in Europe vary based on the types of services provided; for example, LTL transportation versus dedicated or brokered full truckload transportation or multimodal solutions. Due to the competitive nature of our marketplaces, we strive daily to strengthen existing business relationships and forge new relationships.

In 2023, the market environment was significantly hampered by the ongoing freight recession, which continues to impact industry volumes. In the third quarter of 2023, Yellow Corporation, a national LTL provider in North America, ceased operations and filed for bankruptcy. This exit of a major competitor temporarily disrupted supply and demand in the industry and diverted more freight to other large LTL carriers, including XPO.

We believe that we have positioned XPO to benefit from secular trends in the retail and industrial economies, such as the shipper trend toward outsourcing freight transportation in all parts of the cycle, and the trend in some sectors toward more frequent shipments of freight volumes that are smaller than a full truckload, and that our ongoing expansion of capacity will facilitate the onboarding of significantly more freight when market conditions improve. Our ability to continually invest in the business is a compelling competitive strength of XPO, because we can increasingly provide our customers with the reliable capacity, technological solutions and problem-solving expertise they value.

Regulation

Our operations are regulated and licensed by various governmental agencies in the U.S. and in other countries where we conduct business. These regulations impact us directly and also indirectly when they regulate third-party transportation providers we arrange and/or contract with to transport freight for our customers.

Regulations Affecting Motor Carriers and Transportation Brokers. In the U.S., our subsidiaries that operate as motor carriers and freight transportation brokers are licensed by the Federal Motor Carrier Safety Administration ("FMCSA") of the U.S. Department of Transportation ("DOT"). Our motor carrier subsidiaries and the third-party motor carriers we contract with in the U.S. must comply with the safety and fitness regulations of the DOT, including those related to, without limitation, controlled substances and alcohol, hours-of-service compliance, vehicle maintenance, hazardous materials compliance, driver fitness, unsafe driving, and minimum insurance requirements, as well as the Compliance Safety Accountability ("CSA") program, which uses a Safety Measurement

System ("SMS") to rank motor carriers on seven categories of safety-related data, known as Behavioral Analysis and Safety Improvement Categories ("BASICs").

Other federal and state agencies, such as the U.S. Environmental Protection Agency ("EPA"), the U.S. Food and Drug Administration ("FDA"), the U.S. Department of Homeland Security ("DHS") and the California Air Resources Board ("CARB"), also regulate our equipment, operations, and cargo. In 2021, CARB adopted more stringent standards to reduce nitrogen oxide emissions from heavy-duty trucks and also adopted regulations to accelerate large-scale transition in California to zero-emission medium and heavy-duty trucks, including trucks of a type used in our operations in California. While CARB's Advanced Clean Truck regulation and proposed Advanced Clean Fleets regulation may permit companies to seek exemptions or relief, there are no assurances that relief from either regulation will be obtained and there are virtually no zero-emissions vehicles currently widely available that are suitable replacements for current technology used in less-than-truckload operations. We are also subject to a variety of vehicle registration and licensing requirements in certain states and local jurisdictions where we operate, as are the third-party transportation providers with which we contract. In foreign jurisdictions where we operate, our operations are regulated by the appropriate governmental authorities. We may become subject to new or more restrictive regulations relating to emissions, drivers' hours-of-service, onboard reporting of operations, cargo security and other matters affecting safety or operating methods. Regulatory requirements, and changes to the regulatory environment, may affect our business or the economics of the transportation industry by requiring changes in operating practices that could impact the demand for, and increase the costs of providing, transportation services.

Environmental Regulations. We are subject to various environmental laws and regulations in the jurisdictions where we operate. In the U.S., these laws and regulations deal with the hauling, handling and disposal of hazardous materials, emissions from vehicles, engine-idling, storage tanks (fuel, oil, antifreeze and other products) and related fuel spillage and seepage, discharge and retention of storm water, and other environmental matters. We may be responsible for the cleanup of any spill or other incident involving hazardous materials caused by our business. In the past, we have been responsible for the cost to clean up diesel fuel spills caused by traffic accidents or other events, and none of these incidents materially affected our business or operations. We generally transport only hazardous materials rated as low-to-medium-risk, and only a small percentage of our total loads contain hazardous materials. We do not know of any existing environmental law, regulation or condition that reasonably would be expected to have a material adverse effect on our business, capital expenditures, or operating results. However, future changes to environmental laws or regulations may impact our operations and could result in increased costs.

Other Regulations. We are subject to a variety of other U.S. and foreign laws and regulations, including, but not limited to, the Foreign Corrupt Practices Act and other anti-bribery and anti-corruption statutes, and trade compliance laws. We are also subject to state and U.S. federal laws and regulations addressing some types of cargo transported or stored by our subsidiaries, or transported pursuant to a government contract or subcontract. Violations or noncompliance could result in significant fines from governmental authorities and negatively impact our reputation, operations and financial condition.

Risk Management and Insurance

We maintain insurance for commercial automobile and trucker's liability, commercial general liability, cargo legal liability, workers' compensation and employers' liability, umbrella and excess liability, cyber risk, and property coverage with coverage limits, deductibles and self-insured retention levels that we believe are reasonable given the varying historical frequency, severity and timing of claims.

Seasonality

Our revenue and profitability in the first and fourth quarters of the calendar year are typically lower than in the second and third quarters. The productivity of our transportation fleet historically decreases during the winter season, as it does for the industry in general, because inclement weather impedes operations. Additionally, we believe that many of our customers historically ship less freight in the first quarter, due in part to lower post-holiday demand for their products. It is not possible to reliably predict whether our historical revenue and profitability trends will continue to occur in future periods.

Human Capital Management

As a people-driven company with a strong customer service culture, our ability to be an employer of choice and a business partner of choice are intertwined. We have an unwavering commitment to a workplace culture that places a premium on safety, as well as professional growth, engagement and competitive total compensation and benefits for our employees. These and many other aspects of our culture help us attract and retain a high caliber of talent to our organization.

Our Chief Human Resources Officer ("CHRO") has primary responsibility for our human capital management strategy, including recruiting, developing, engaging and retaining employees who share our work ethic and values. The CHRO is also responsible for the design of employee compensation and benefits programs.

In addition to our employment culture, our success relies on our company's robust governance structure, our Code of Business Ethics and the importance we place on being a good corporate citizen. Ultimately, our decisions and actions are guided by XPO's values — overachieve for customers, be safe, be accountable, always improve, respect each other and be world-class in every way.

Employee Base Profile

Based on December 31, 2023 data, XPO has locations in 17 countries, with approximately 23,300 employees in North America, 14,300 employees in Europe and 400 employees in Asia, supplemented by approximately 2,900 temporary workers.

By geography, approximately 61% of our global employees are based in North America, 38% in Europe and 1% in Asia. By job description, approximately 65% of our employees work as drivers and dockworkers, 23% as operations and facility workers, and the remainder in support roles and other positions. In North America, approximately 85% of our employees have hourly roles and 15% have salaried positions.

By gender, approximately 14% of our global employees are women — this increases to 37% when excluding drivers, dockworkers and technicians. In North America, 52% of our professional management positions are held by women, representing an increase of 2.9% from 2022.

We are continuing to make steady progress on being an employer of choice for employees of all races and backgrounds. In 2023, 56% of our newly hired U.S. employees self-identified as ethnically or racially diverse, representing a 1.4% increase from 2022, and approximately 43% of our total U.S. employee population was ethnically or racially diverse. This includes 20% of U.S. employees who self-identified as Black or African American, which is eight percentage points higher than the U.S. population, based on the most recent census data.

Additionally, we continued to expand our pipeline of women and ethnically or racially diverse employees at the middle and senior management levels (manager or supervisor and above). In our total workforce, the absolute number of females in managerial positions grew by 20% cumulatively from 2021 to 2023; the absolute number of ethnically or racially diverse employees in managerial positions grew by 20% cumulatively in the same period. Ethnically or racially diverse employees earned 34% of managerial promotions in 2023, up significantly from 9% in 2022, and held 17% of executive leadership positions (vice president and above), 28% of professional management roles and 31% of operational management roles.

XPO is committed to being transparent about the composition of our workforce. We have publicly disclosed our 2023 EEO-1 report on our website, and expect to publish our 2024 EEO-1 report in the second quarter of this year.

As of December 31, 2023, none of our employees were represented by a union in the U.S. and 85% of our employees in Europe were covered by a collective bargaining or similar agreement, consistent with our December 31, 2022 position.

Throughout 2023, we continued to make substantial investments in direct employee communications, conducting both quarterly and annual engagement surveys and holding approximately 8,000 roundtable discussions and safety and engagement committee meetings across our North American LTL network. The employee feedback we receive is often instrumental in driving new initiatives that strengthen our culture of respect, appreciation and opportunity.

Health and Safety

The physical and emotional safety of our employees is paramount, and we have numerous protocols in place to ensure a safe work environment. We developed our Road to Zero program to decrease occupational injuries and illnesses through education, mentoring, communication and on-the-job training that instills awareness and reduces risk. These same priorities are emphasized when we train new commercial driver candidates at our inhouse, LTL driver training schools nationwide, where veteran XPO driver-instructors reinforce our safety culture.

As part of Road to Zero, we track accident-free miles and recognize XPO drivers who have achieved million-mile safety milestones. As of December 31, 2023, more than 2,475 of our LTL drivers have achieved a safety designation of at least one million accident-free miles, with 194 of these drivers meeting this threshold in 2023. In 2022, we announced a landmark achievement by a driver on our team — our first driver to reach four million accident-free miles, which is the highest driver safety record in XPO's history.

In addition to physical well-being, we consider emotional well-being to be an important part of workplace safety. Our Code of Business Ethics mandates zero tolerance of discrimination, harassment, retaliation, bullying and other unacceptable behaviors. We want our employees to feel welcome at work, and we give them multiple channels to report any incidents. This includes an open-door policy that encourages employees to speak with any supervisor, manager or member of the HR team, and our EthicsPoint hotline and website for reporting incidents anonymously.

We are diligent about evaluating new programs as they become available to support the physical and mental health of our employees. In our open enrollment period for 2024 benefit plans, we introduced new options for virtual physical therapy and "physicals on the go," and enhanced our employee assistance programs specifically for mental health.

Employee Engagement and Development

XPO executive leadership regularly solicits feedback from employees to gauge our progress, assess satisfaction and encourage constructive suggestions. Each quarter, we ask our "wired" employees to submit their input through an anonymous online satisfaction survey. In the U.S., we also conduct an annual satisfaction survey of our "non-wired" frontline employees, and hold regular roundtables and town halls. Based on employee feedback, we develop action plans at the business unit and facility levels to implement targeted improvements.

In 2023, our annual engagement survey yielded a participation rate of over 80%, and employee satisfaction scores rose to their highest historical levels. XPO was named a 2023 "Top Company for Women to Work for in Transportation" by the Women in Trucking Association, a 2024 "Top 25 Veteran Employer" by military.com, and one of "America's Best Large Employers" by Forbes for the third time.

Additionally, we foster career development at all levels to recruit and retain high-caliber employees. Our career development infrastructure includes these nine areas of focus, among others:

Recruitment. We tailor our recruitment efforts by geography and job function using an array of channels and recruiting partnerships. This enables us to reach a diversity of candidates with tailored messaging. For example, we advertise open positions on recruitment websites designed to reach women, the LGBTQ+ community, Blacks and African Americans, Hispanics, military veterans and individuals with disabilities. Our goal is to identify candidates who have the skills our customers need, or the desire to learn those skills. In 2023, we partnered with Partnership for Your Success to attract military veterans, and worked with Women in Trucking to engage more women in transportation industry careers.

Interactive Hiring. Our integrated approach to talent development begins with our robust digital recruitment platform, which includes online job previews and pre-employment assessments for key positions. Our platform provides an efficient way for candidates to learn about XPO at their convenience and explore positions that match their interests and abilities. This is a more stress-free entry into the recruitment process for job candidates, and improves both the onboarding experience and retention rates for new hires.

Grow at XPO. Data from our new hire survey indicates that the majority of hourly employees join XPO for professional growth and learning opportunities. The Grow at XPO program is structured to cultivate continuous learning for our hourly population — it includes development tracks that teach, for example, computer skills, safety knowledge, people skills, work-life integration and commercial driving fundamentals. Employees are paid while completing the courses and are supported by on-site management and our field HR team. As of December 31, 2023, 93% of employees who completed the Grow at XPO program have been retained.

XPO Accelerate. Launched in September 2022, XPO Accelerate prepares high-potential service center, sales and support staff leaders to be "ready now" successors for director-level roles. This program helps retain and promote promising leadership talent by building relevant strategic skills.

XPO Field Management Training. XPO maintains a strong "ready now" pipeline of future leaders for our operations through a comprehensive, 14-week, blended learning approach. Our Field Management Training program graduated over 60 supervisors in 2023, of which more than two-thirds were ethnically or racially diverse, or female.

Frontline Leadership Training. XPO's Freight Leadership Certification is part of a robust onboarding process for newly hired frontline leaders. The program equips employees with fundamental skills to succeed in our operations, and offers weekly live, instructor-led training sessions to reinforce those skills. Freight operations supervisors who complete all sessions and achieve certification have an 83% retention rate.

LTL Driver Training Schools. XPO's commercial truck driver training schools are an essential channel for recruiting new drivers to XPO, as well as providing new careers for employees currently in other roles, such as dockworkers. Trainees attend our driver school tuition-free, receive pay while training and have an opportunity for full-time employment with XPO after earning a CDL-A license. We also offer employees tuition reimbursement of up to $5,000 for any approved non-XPO driver training school. In 2023, we graduated nearly 800 students from our LTL driver training locations.

Maintenance Training. Well-maintained tractors and trailers are an essential component of both safety and customer service in LTL transportation. Our in-house maintenance training school enhances technical skills for new hires and provides continuous learning for our field maintenance personnel to stay abreast of maintenance developments and warranty recovery requirements.

XPO University. Our learning and development platform, XPO University, delivers approximately 25,000 online and in-person learning and assessment programs in areas such as onboarding, management training and professional skills development. XPO University supports approximately 38,000 employees in North America and Europe, and tracks their progress. In 2023, more than a million training hours were completed by our employees worldwide.

Expansive Total Rewards

Our total compensation package is instrumental in providing a superior employment experience, and conveys how much we appreciate each employee's choice of XPO. The pillars of the expansive total rewards we offer are:

Competitive Wages and Jobs Creation. In addition to our annual merit and hourly pay increases that broadly cover our employee population in North America, approximately 1,000 eligible LTL employees at over 35 locations received additional wage increases throughout 2023. Further, across our North American and European operations, our ongoing investments in growth expanded our total permanent workforce by 1.4% year-over-year with a net 401 new permanent employees.

Comprehensive Benefits. We offer an extensive suite of benefits to support the health and well-being of our employees and their families, often reflecting responsiveness to employee feedback. In the U.S., examples include:

- *Pregnancy Care Policy:* Guarantees up to 80 hours of paid prenatal leave and certain automatic accommodations, plus consideration of more significant accommodations while preserving existing wage rates.
- *Family Bonding Policy:* Provides an additional six weeks of 100% paid time off for the primary caregiver of a newborn or newly adopted child, and two weeks of 100% paid time off for a secondary caregiver.

- *Tuition Reimbursement:* Provides for up to $5,250 of annual reimbursement for continuing education, academic discounts in more than 80 fields of online study and tuition-free commercial driver training.
- *Additional Benefits:* Includes virtual preventive health care, pelvic health management, physical therapy services and diabetes management services at no cost to employees, as well as supplemental insurance, short-term loans and a personalized Total Rewards Statement.

In Europe, XPO's benefit programs vary by country and are tailored to the needs of local markets. Examples include comprehensive health and risk insurances, employee assistance programs covering mental, physical and financial well-being, commercial driver training, vocational coaching and training, and a fully flexible benefits program in the U.K.

Community Outreach

XPO continues to support organizations that reflect the interests of our employees and the communities where we operate. In 2023, our company served as official transportation partner for the Susan G. Komen 3-Day Walks to end breast cancer, and partnered with Truckers Against Trafficking to educate our employees about human trafficking. We supported homeless shelters by donating more than 60,000 pairs of socks, and participated in the Pat Tillman Run. Local teams from our North American LTL service centers helped Scouts complete their Trucking Merit Badge in Oregon, assisted Habitat for Humanity with a build in Wisconsin, and cleaned up trash in an Illinois community, as a few examples. On the safety front, our employees take pride in XPO being the official transport partner for the Tour de France competition for 43 years.

Information about our Executive Officers

The following information relates to each of our executive officers:

Name	Age	Position
Brad Jacobs	67	Executive Chairman of the Board
Mario Harik	43	Chief Executive Officer
Kyle Wismans	40	Chief Financial Officer
David Bates	58	Chief Operating Officer
Wendy Cassity	48	Chief Legal Officer and Corporate Secretary

Brad Jacobs has served as XPO's executive chairman since November 2022, and served as the Company's chairman and chief executive officer from September 2011 through October 2022. Mr. Jacobs led the spin-offs of GXO Logistics, Inc. and RXO, Inc. from XPO as separate public companies and has served as non-executive chairman of GXO and RXO from August 2021 and November 2022, respectively. Additionally, he is the managing member of Jacobs Private Equity, LLC. Prior to XPO, Mr. Jacobs led two other public companies: United Rentals, Inc., which he founded in 1997, and United Waste Systems, Inc., which he founded in 1989. He served as chairman of United Rentals from 1997 to 2007, and as chief executive officer from 1997 to 2003. He served as chairman and chief executive officer of United Waste Systems from 1989 to 1997.

Mario Harik has served as XPO's chief executive officer since November 2022, after previously leading the Company's North American less-than-truckload segment as president from October 2021 to October 2022. Additionally, he served as XPO's chief information officer from November 2011 to October 2022 and XPO's chief customer officer from February 2021 to January 2022. Mr. Harik has led numerous technological developments for global transportation and logistics operations, built comprehensive technology organizations and consulted to Fortune 100 companies. His prior positions include chief information officer and senior vice president of research and development with Oakleaf Waste Management; chief technology officer with Tallan, Inc.; co-founder of G3 Analyst, where he served as chief architect of web and voice applications; and solutions architect and consultant with Adea Solutions. Mr. Harik holds a master's degree in engineering – information technology from Massachusetts Institute of Technology, and a degree in engineering – computer and communications from the American University of Beirut, Lebanon.

Kyle Wismans has served as XPO's chief financial officer since August 2023, after being promoted from our senior vice president of revenue management and finance, a position he held from February 2023 to August 2023. Additionally, he served as XPO's senior vice president, financial planning and analysis from September 2019 to February 2023. Mr. Wismans has played a vital role in the implementation of our LTL growth strategy, as well as our spin-offs of GXO and RXO. He was previously an executive with General Electric Company for over a decade, including most recently as head of global financial planning and analysis for Baker Hughes Oilfield Services, a GE company, from August 2017 to August 2019. Mr. Wismans holds a degree in business administration from the University of Michigan, Stephen M. Ross School of Business.

David Bates joined XPO as chief operating officer in April 2023. He previously served as senior vice president – operations at Old Dominion Freight Line, Inc. from November 2011 to April 2023. From July 2007 to November 2011, Mr. Bates served as a regional vice president, and from December 1995 to July 2007 as a manager, at Old Dominion. Prior to joining Old Dominion, Mr. Bates served in supervisory roles with Carolina Freight Carriers and YRC Freight. Mr. Bates received his Bachelor's degree in Business Management from Junita College.

Wendy Cassity joined XPO in March 2023 as chief legal officer and corporate secretary. Prior to joining XPO, she was chief legal officer of Nuance Communications, Inc. from September 2018 to March 2023. Nuance was publicly traded until it was acquired in March 2022. Prior to joining Nuance, she was general counsel of Zayo Group, a publicly traded communications infrastructure company, from January 2016 to August 2018, and general counsel of Thompson Creek Metals Company, a publicly traded natural resources company, from 2010 to January 2016. Prior to joining Thompson Creek Metals Company, Ms. Cassity was in private practice as a corporate transactional attorney at McDermott Will & Emery, LLP and Cravath Swaine & Moore, LLP in their New York offices. Ms. Cassity holds a B.A. from the University of Arizona in English and History and received her J.D. from Columbia Law School.

Available Information

Our corporate website is www.xpo.com. On this website, you can access, free of charge, our Annual Report on Form 10–K, Quarterly Reports on Form 10–Q, and Current Reports on Form 8–K, as well as specialized disclosure reports on Form SD, Proxy Statements on Schedule 14A and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Materials are available online as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. You can also access materials on our website regarding our corporate governance policies and practices, including our Corporate Governance Guidelines, Code of Business Ethics and the charters relating to the committees of our Board of Directors. You may request a printed copy of these materials without charge by writing to: Investor Relations, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831. Information filed electronically with, or furnished to, the SEC is also available at www.sec.gov. References to these websites do not constitute incorporation by reference of the information contained therein and should not be considered part of this document.

ITEM 1A. RISK FACTORS

The following are important factors that could affect our financial performance and could cause actual results for future periods to differ materially from our anticipated results or other expectations, including those expressed in any forward-looking statements made in this Annual Report or our other filings with the SEC or in oral presentations such as telephone conferences and webcasts open to the public. You should carefully consider the following factors in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 7 and our Consolidated Financial Statements and related Notes in Item 8.

COMPANY RISK

Risks related to Our Business Model

Economic recessions and other factors that reduce freight volumes, both in North America and Europe, could have a material adverse impact on our business.

The transportation industry in North America and Europe historically has experienced cyclical fluctuations in financial results due to economic recessions, downturns in the business cycles of our customers, increases in the prices charged by third-party carriers, interest rate fluctuations, changes in international trade policies and other U.S. and global economic factors beyond our control. Our business levels are directly tied to the purchase and production of goods and the rate of growth of global trade — key macroeconomic measurements influenced by, among other things, inflation and deflation, supply chain disruptions, interest rates and currency exchange rates, labor costs and unemployment levels, fuel and energy prices, pandemics and other public health crises, inventory levels, buying patterns and disposable income, debt levels, and credit availability. When individuals and companies purchase and produce fewer goods, we transport fewer goods, and as companies move manufacturing closer to consumer markets and expand the number of distribution centers, we transport goods shorter distances, which adversely affects our yields and profitability. During economic downturns, a reduction in overall demand for transportation services will likely reduce demand for our services and exert downward pressures on our rates and margins. In addition, in periods of strong economic growth, overall demand may exceed the available supply of transportation resources, resulting in increased network congestion and operating inefficiencies. Additional changes in international trade policies could significantly reduce the volume of goods transported globally and adversely affect our business and results of operations. These factors subject our business to various risks that may have a material impact on our operating results and future prospects. These risks may include the following:

- A reduction in overall freight volume reduces our opportunities for growth. In addition, if a downturn in our customers’ business causes a reduction in the volume of freight shipped by those customers, our operating results could be adversely affected;
- Some of our customers may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their business and may be unable to pay us. In addition, some customers may not pay us as quickly as they have in the past, causing our working capital needs to increase;
- A significant number of our transportation providers may go out of business and we may be unable to secure sufficient equipment capacity or services to meet our commitments to our customers;
- A pandemic or other public health epidemic poses the risk that we or our employees, customers, suppliers, manufacturers and other commercial partners may be prevented from conducting business activities for an indefinite period of time, including due to the spread of the disease or shutdowns requested or mandated by governmental authorities;
- We may not be able to appropriately adjust our expenses to rapid changes in market demand. In order to maintain high variability in our business model, it is necessary to adjust staffing levels when market demand changes. In periods of rapid change, it is more difficult to match our staffing levels to our business needs. In addition, we have other expenses that are primarily variable but are fixed for a period of time, as well as certain significant fixed expenses; we may be unable to adequately adjust these expenses to match a rapid change in demand;

- The U.S. government has made significant changes in U.S. trade policy and has taken certain actions that have negatively impacted U.S. trade, including imposing tariffs on certain goods imported into the U.S. To date, several governments, including the European Union ("EU") have imposed tariffs on certain goods imported from the U.S. These actions may contribute to weakness in the global economy that could adversely affect our results of operations. Any further changes in U.S. or international trade policy could trigger additional retaliatory actions by affected countries, resulting in "trade wars" and further increased costs for goods transported globally, which may reduce customer demand for these products if the parties having to pay those tariffs increase their prices, or in trading partners limiting their trade with countries that impose anti-trade measures. Such conditions could have an adverse effect on our business, results of operations and financial condition, as well as on the price of our common stock; and

- Governmental authorities have implemented and are continuing to implement various anti-terrorism measures, including checkpoints and travel restrictions on trucks. If such measures or new anti-terrorism measures disrupt or impede our operations, we may fail to timely deliver products to our customers or incur increased expenses to do so. Such measures could have an adverse effect on our business, results of operations and financial condition, as well as on the price of our common stock.

Risks related to Our Strategy and Operations

Our company-specific action plan to enhance network efficiencies and drive growth in our North American LTL business, and other management actions to improve our North American LTL business, may not be effective or timely, and may not improve our results of operations or cash flow from operations as planned.

We have undertaken a company-specific action plan to enhance network operating efficiencies and drive growth in our North American LTL business, including by, among other actions, growing yield by providing best-in-class customer service and enhancing business mix, expanding our tractor fleet, increasing production capacity of our trailer manufacturing facility, investing in the door count in our network of service center facilities, and driving cost efficiencies through, among other actions, insourcing linehaul from third-party transportation providers and improving productivity. The effectiveness and timeliness of these actions, which are and will be costly, and other management actions to improve our North American LTL business, may not result in the expected improvements in our results of operations or cash flow from operations in our North American LTL business.

Our profitability may be materially adversely impacted if our investments in equipment and service centers do not match customer demand for these resources or if there is a decline in the availability of funding sources for these investments.

Our LTL and full truckload operations require significant investments in equipment and freight service centers. The amount and timing of our capital investments depend on various factors, including anticipated freight volume levels and the price and availability of appropriate property for service centers and newly manufactured tractors. If our anticipated requirements for service centers or fleet differ materially from actual usage, our capital-intensive operations, specifically LTL and full truckload, may have more or less capacity than is optimal.

Our investments in equipment and service centers depend on our ability to generate cash flow from operations and our access to credit, debt and equity capital markets. A decline in the availability of these funding sources could adversely affect our financial condition and results of operations.

Failure to successfully implement our cost and revenue initiatives could cause our future financial results to suffer.

We are implementing various cost and revenue initiatives to further increase our profitability, including advanced pricing analytics and revenue management tools, cross-selling to strategic accounts, LTL process improvements, workforce productivity, European margin expansion, global procurement and further back-office optimization. If we are not able to successfully implement these cost and revenue initiatives, our future financial results may suffer.

Our past acquisitions, as well as any acquisitions that we may complete in the future, may be unsuccessful or result in other risks or developments that adversely affect our financial condition and results.

While we intend for our acquisitions to enhance our competitiveness and profitability, we cannot be certain that our past or future acquisitions will be accretive to earnings or otherwise meet our operational or strategic expectations. Special risks, including accounting, regulatory, compliance, information technology or human resources issues, may arise in connection with, or as a result of, an acquisition, including the assumption of unanticipated liabilities and contingencies, difficulties in integrating acquired assets or businesses, possible management distractions, or the inability of acquired assets or businesses to achieve the levels of revenue, profit, productivity or synergies we anticipate or otherwise perform as we expect on the timeline contemplated. We are unable to predict all of the risks that could arise as a result of our acquisitions.

In December 2023, we completed our acquisition of 28 service centers, including the assumption of certain leases, of Yellow Corporation (the "Yellow Service Centers"). The ultimate success of the acquisition of the Yellow Service Centers will depend on, among other things, the ability to integrate the Yellow Service Centers into our LTL network in a manner that supports our North American LTL business and facilitates growth opportunities. It is possible that the integration process could result in the loss of customers, the disruption of ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues and delays, potential environmental liabilities and higher than expected integration costs.

We may not successfully manage our growth.

We have grown rapidly and substantially over prior years, including by expanding our internal resources, making acquisitions and entering into new markets, and we intend to continue to focus on growth, including organic growth through new customer wins and increased business with existing customers, as well as additional acquisitions. We may experience difficulties and higher-than-expected expenses in executing this strategy as a result of unfamiliarity with new markets, changes in revenue and business models, entry into new geographic areas and increased pressure on our existing infrastructure and information technology systems from multiple customer project implementations.

Our growth may place a significant strain on our management, operational, financial and information technology resources. We seek to continually improve existing procedures and controls, as well as implement new transaction processing, operational and financial systems, and procedures and controls to expand, train and manage our employee base. Our working capital needs may continue to increase as our operations grow. Failure to manage our growth effectively, or obtain necessary working capital, could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may sell or otherwise divest our European business, which may have an adverse effect on our results of operations and cash flows, the market price of our common stock, and on our North American LTL business.

In potentially selling or otherwise divesting our European business, we may not realize the price we expect to receive when contemplating the divestment of the business, we may incur a loss in connection with a sale or other divestiture of the business, the market price of our common stock and the multiples at which our common stock trades may not increase following a sale or other divestiture of our European business, and/or we may incur ongoing transition obligations and costs that adversely impact our operations following a sale or other divestiture of our European business. We also would anticipate incurring material compensation, transactional and other expenses, in connection with entering into and/or completing a sale of our European business. Certain of these factors could have an adverse effect on our results of operations and cash flows, and the market price of our common stock.

A sale or other divestiture of our European business will result in us being a smaller, less diversified company with a more concentrated area of focus and less geographical diversification, as North American LTL would be our only remaining business. Following a potential sale or other divestiture of our European business, our Company likely would become more vulnerable to changing market conditions in the U.S., which could have a material adverse effect on our business, financial condition and results of operations. The diversification of our revenues, costs and cash flows will diminish as a result of a sale or other divestiture of our European business, and our ability to fund capital expenditures, investments and service our debt may be diminished. We may also incur ongoing costs and retain certain liabilities that were previously allocated to entities that are sold or otherwise divested. Those costs may exceed our estimates or could diminish the benefits we expect to realize.

Further, a sale or other divestiture of one or more of our business units may subject us to litigation. An unfavorable outcome of such litigation may result in a material adverse impact on our business, financial condition, cash flows or results of operations. In addition, regardless of the outcome, litigation proceedings can be costly, time-consuming, disruptive to our operations, and distracting to management.

There can be no assurance that a sale or other divestiture of our European business will occur, or the terms or timing of a potential transaction.

If we determine that our goodwill has become impaired, we may incur impairment charges, which would negatively impact our operating results.

At December 31, 2023, we had $1.5 billion of goodwill on our consolidated balance sheet. Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations. We assess potential impairment of our goodwill annually, or more frequently if an event or circumstance indicates an impairment loss may have been incurred. Impairment may result from significant changes in the manner or use of the acquired assets, in connection with the sale, spin off or other divestiture of a business unit, negative industry or economic trends and/or significant underperformance relative to historic or projected operating results. For a discussion of our goodwill impairment testing, see “Critical Accounting Policies and Estimates - Evaluation of Goodwill” in Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have recently experienced changes in management and our future success will depend in part on our ability to manage these transitions successfully.

We have experienced recent changes in management, including our chief executive officer, chief financial officer, chief operating officer, and a number of our other executive and non-executive officers. Changes in management have the potential to disrupt our business, and any such disruption could adversely affect our operations, growth, financial condition and results of operations. Further, new members of management may have different perspectives on our operations and opportunities for our business, which may cause us to reduce or change the emphasis on the vision for our company.

Our success is dependent upon our ability to attract and retain qualified management in a highly competitive environment. Qualified individuals are in high demand, and we may incur significant costs to attract them, particularly at the executive level. We may face difficulty in attracting, retaining and compensating key talent for a number of reasons, including competitive market conditions and the need to align the vision of a new executive team with our Board of Directors’ vision for our company.

Replacing departing executives or directors can involve organizational disruption and uncertainty. If we fail to manage this transition successfully, we could experience significant delays or difficulty in the achievement of our strategic objectives and our business, financial condition and results of operations could be materially and adversely harmed.

Issues related to the intellectual property rights on which our business depends, whether related to our failure to enforce our own rights or infringement claims brought by others, could have a material adverse effect on our business, financial condition and results of operations.

We use both internally developed and purchased technologies in conducting our business. Whether internally developed or purchased, it is possible that users of these technologies could be claimed to infringe upon or violate the intellectual property rights of third parties. In the event that a claim is made against us by a third party for the infringement of intellectual property rights, a settlement or adverse judgment against us could result in increased costs to license the technology or a legal prohibition against our use of the technology. Thus, our failure to obtain, maintain or enforce our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We rely on a combination of intellectual property rights, including patents, copyrights, trademarks, domain names, trade secrets, intellectual property licenses and other contractual rights, to protect our intellectual property and technology. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated; our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties; or we may fail to secure the rights to intellectual property developed by our employees, contractors and others. Efforts to enforce our intellectual property rights may be time-consuming and costly, distract management's attention and divert our resources, and ultimately be unsuccessful. Moreover, should we fail to develop and properly manage future intellectual property, this could adversely affect our market positions and business opportunities.

Our overseas operations are subject to various operational and financial risks that could adversely affect our business.

The services we provide outside the U.S. are subject to risks resulting from changes in tariffs, trade restrictions, trade agreements, tax policies, difficulties in managing or overseeing foreign operations and external agents, different liability standards, issues related to compliance with data protection laws, competition laws, and intellectual property laws of countries that do not protect our rights relating to our intellectual property, including our proprietary information systems, to the same extent as do U.S. laws. The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region or decrease the profitability of our operations in that region. In addition, as we expand our business in foreign countries, we will be exposed to increased risk of loss from foreign currency fluctuations and exchange controls.

We are exposed to currency exchange rate fluctuations because a significant proportion of our assets, liabilities and earnings are denominated in foreign currencies.

We present our financial statements in U.S. dollars, but we have a significant proportion of our net assets and income in non-U.S. dollar currencies, primarily the euro and British pound sterling. Consequently, a depreciation of non-U.S. dollar currencies relative to the U.S. dollar could have an adverse impact on our financial results as further discussed in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk."

Volatility in fuel prices impacts our fuel surcharge revenue and may impact our profitability.

We are subject to risks associated with the availability and price of fuel, all of which are subject to political, economic and market factors that are outside of our control.

Fuel expense constitutes one of the greatest costs to our LTL carrier operations, as well as to third-party linehaul and transportation providers. Accordingly, we may be adversely affected by the timing and degree of fuel price fluctuations. As is customary in our industry, most of our customer contracts include fuel surcharge programs or other cost-recovery mechanisms to mitigate the effect of any fuel price increases over base amounts established in the contract. However, these mechanisms may not fully capture an increase in fuel price. Furthermore, market pressures may limit our ability to assess fuel surcharges in the future. The extent to which we are able to recover increases in fuel costs may be impacted by the amount of empty or out-of-route truck miles or engine idling time.

Decreases in fuel prices reduce the cost of transportation services and accordingly, will reduce our revenues and may reduce margins for certain lines of business. Significant changes in the price or availability of fuel in future periods, or significant changes in our ability to mitigate fuel price increases through the use of fuel surcharges, could have a material adverse impact on our operations, fleet capacity and ability to generate both revenues and profits.

Productivity of our fleet historically decreases during the winter season and extreme or unusual weather conditions, whether due to climate change or otherwise, can disrupt our operations, impact freight volumes, and increase our costs, all of which could have a material adverse effect on our business results.

Our business depends, in part, on predictable temperate weather patterns. Our productivity historically decreases during the winter season, as it does for the industry in general, because inclement weather impedes operations. Certain seasonal weather conditions and isolated weather events can disrupt our operations and further impact productivity. We frequently incur costs related to snow and ice removal, towing and other maintenance activities during winter months. At least some of our operations are constantly at risk of extreme adverse weather conditions.

Any unusual or prolonged adverse weather patterns in our areas of operations or markets, whether due to climate change or otherwise, can temporarily impact freight volumes and increase our costs.

Also, concerns relating to climate change have led to a range of local, state, federal, and international regulatory and policy efforts to seek to address greenhouse gas ("GHG") emissions. In the U.S., various approaches are being proposed or adopted at the federal, state, and local government levels. These efforts could lead to additional costs on the Company now or in the future, including increased fuel and other capital or operational costs, compliance costs, or additional legal requirements on the Company. In addition to the potential for additional GHG regulation or incentives, enhanced corporate, public, and stakeholder awareness of climate change could affect the Company's reputation or customer demand such as customers requesting more fuel-efficient transportation or increased transparency to carbon emissions in their supply chains. Climate change concerns and GHG regulatory efforts could also affect the Company's customers themselves. Any of these factors, individually or combined with one or more factors, or other unforeseen factors or other impacts of climate change, could affect the Company and have an effect on our business, operations, or financial condition.

Our reputation could be harmed if we fail to satisfy evolving stakeholder expectations regarding environmental, social and governance matters.

Companies across all industries are facing scrutiny from stakeholders related to ESG matters, including practices and disclosures related to environmental stewardship; social responsibility; diversity, equity and inclusion; and workplace rights. If we are unable to meet stakeholder expectations and industry standards, or if we are perceived to have not responded appropriately, our reputation could be negatively impacted. In addition, in recent years, investor advocacy groups and certain institutional investors have placed increasing importance on ESG matters. If, as a result of their assessment of our ESG practices, certain investors are unsatisfied with our actions, they may reconsider their investment in our company. As the nature, scope and complexity of ESG reporting, diligence and disclosure requirements expand, including the SEC's recently proposed disclosure requirements regarding, among other matters, GHG emissions, we may have to undertake additional costs to control, assess and report on ESG metrics. Any failure or perceived failure, whether or not valid, to pursue or fulfill our ESG expectations or to satisfy various ESG reporting standards within the timelines we announce, or at all, could increase the risk of litigation.

Risks related to Our Use of Technology

Our business will be seriously harmed if we fail to develop, implement, maintain, upgrade, enhance, protect and integrate our information technology systems, including those systems of any businesses that we acquire.

We rely heavily on our information technology systems in managing our business; they are a key component of our customer-facing services and internal growth strategy. In general, we expect our customers to continue to demand more sophisticated, fully integrated technology from their transportation providers. This process of continuous enhancement may lead to significant ongoing software development costs, which will continue to increase if we pursue new acquisitions of companies and their current systems. Technology and new market entrants may also disrupt the way we and our competitors operate. In addition, we may fail to accurately determine the needs of our customers or trends in the transportation industry. Any such failures could result in decreased demand for our services and a corresponding decrease in our revenues.

We must ensure that our information technology systems remain competitive. If our information technology systems are unable to manage high volumes with reliability, accuracy and speed as we grow, or if such systems are not suited to manage the various services we offer, our service levels and operating efficiency could decline. In addition, if we fail to hire and retain qualified personnel to implement, protect and maintain our information technology systems, or if we fail to enhance our systems to meet our customers' needs, our results of operations could be seriously harmed. This could result in a loss of customers or a decline in the volume of freight we receive from customers.

We are developing proprietary information technology. Our technology may not be successful or may not achieve the desired results and we may require additional training or different personnel to successfully implement this technology. Our technology development process may be subject to cost overruns or delays in obtaining the expected results, which may result in disruptions to our operations.

A significant breach of our information security systems, networks or processes could materially adversely affect our business.

We process and maintain certain information that is confidential, proprietary, personal, or otherwise sensitive, including financial and confidential business information. Our information technology systems, devices, storage and applications, as well as those maintained by our third-party providers, are susceptible to damage, disruptions and shutdowns due to computer viruses, cyberattacks, ransomware or malware attacks, phishing, denial of service attacks, malicious social engineering, attacks by foreign actors, and other attempts to gain unauthorized access. Our systems and the systems maintained by our third-party providers have been subject to attempts to gain unauthorized access, breaches, and other system disruptions, and these and similar incidents could happen again. These events could, from time to time, cause material service outages, allow inappropriate or block legitimate access to systems or information, or result in other material interruptions to our business, our customers and other stakeholders could be impacted, and our reputation could be harmed. The techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and the frequency and sophistication of cyber-attacks globally have increased over time. As a result, we may be unable to anticipate these attacks or techniques or to implement adequate measures to recognize, detect or prevent the occurrence of any of the events described above or to adequately mitigate their effects. We also may not discover the occurrence of any of the events described above for a significant period of time after the event occurs. These risks, as well as the number and frequency of cybersecurity events globally, may also be heightened during times of geopolitical tension or instability between countries.

We depend on and interact with the information technology networks and systems of third parties for many aspects of our operations, including our customers and service providers such as cloud service providers and third-party delivery services. These third parties are subject to risks resulting from data breaches, cyberattacks, and other events or actions that could damage or disrupt their networks or systems, which could adversely affect our operations and have an impact on our business.

Any failure to identify and address such defects or errors or prevent a cyber-attack could result in service interruptions, operational difficulties, loss of revenues or market share, liability to our customers or others, the diversion of corporate resources, injury to our reputation or increased service and maintenance costs. Addressing such issues could prove to be impossible or very costly and responding to the resulting claims or liability could similarly involve substantial cost, and the costs related to cybersecurity threats or disruptions may not be fully insured or indemnified by other means. While we have dedicated significant resources to security and privacy and to incident response capabilities, our response processes may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition.

A failure of our information technology infrastructure may materially adversely affect our business.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our order entry and fulfillment, communications, labor management, sales and marketing, financial, legal and compliance functions, engineering and product development tasks, research and development data, and other business processes. We also rely on third parties and virtualized infrastructure to operate our information technology systems. Despite significant testing, external and internal risks, such as malware, insecure coding, “Acts of God,” data leakage and human error, pose a direct threat to the stability and effectiveness of our information technology systems and operations. The failure of our information technology systems to perform as we anticipate has in the past adversely affected, and could in the future adversely affect our business, including through service delays, delayed communications, loss and delay of sales, transaction errors, billing and invoicing errors, processing inefficiencies and delayed receivables collection. Any such failure could result in harm to our reputation and have an ongoing adverse impact on our business, results of operations and financial condition, including after the underlying failure has been remedied. Further, the delay or failure to implement information system upgrades and new systems effectively could disrupt our business, distract management’s focus and attention from our business operations, and increase our implementation and operating costs, any of which could negatively impact our operations and operating results.

Also, due to recent advances in technology and well-known efforts on the part of computer hackers and cyber-terrorists to breach data security of companies, we face risks associated with potential failure to adequately protect critical corporate, customer and employee data, which, if released, could adversely impact our customer and employee relationships, our reputation, and even violate privacy laws. Recently, regulatory and enforcement focus on data protection has heightened in the United States and abroad, particularly in the EU. Failure to comply with applicable U.S. or foreign data protection regulations or other data protection standards may expose us to litigation, fines, sanctions or other penalties, which could harm our business, reputation, results of operations and financial condition.

Risks related to Our Credit and Liquidity

Our indebtedness could adversely affect our financial condition.

We have outstanding indebtedness, which could: negatively affect our ability to pay principal and interest on our debt; increase our vulnerability to general adverse economic and industry conditions; limit our ability to fund future capital expenditures and working capital, to engage in future acquisitions or development activities, or to otherwise realize the value of our assets and opportunities fully because of the need to dedicate a substantial portion of our cash flow to payments of interest and principal or to comply with any restrictive terms of our debt; limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; impair our ability to obtain additional financing or to refinance our indebtedness in the future; and place us at a competitive disadvantage compared to our competitors that may have proportionately less debt.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could materially and adversely affect our financial position and results of operations. Further, failure to comply with the covenants under our indebtedness may have a material adverse impact on our operations. If we fail to comply with any of the covenants under our indebtedness, and are unable to obtain a waiver or amendment, such failure may result in an event of default under our indebtedness. We may not have sufficient liquidity to repay or refinance our indebtedness if such indebtedness were accelerated upon an event of default.

Under the terms of our outstanding indebtedness, we may not be able to incur substantial additional indebtedness in the future, which could further exacerbate the risks described above.

The execution of our strategy could depend on our ability to raise capital in the future, and our inability to do so could prevent us from achieving our growth objectives.

We may in the future be required to raise capital through public or private financing or other arrangements in order to pursue our growth strategy or operate our businesses. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business and/or our ability to execute our strategy. Further debt financing may involve restrictive covenants and could reduce our profitability. We currently have investment grade credit ratings for our secured debt, however, we may not be able to maintain these ratings or obtain investment grade credit ratings for our unsecured debt or corporate ratings. Without investment grade credit ratings, we incur increased interest expense and borrowing costs and may have reduced access to financial markets to obtain additional debt financing or refinance our existing debt, potentially adversely affecting our financial condition and results of operations. If we cannot raise funds on acceptable terms, we may not be able to grow our business as planned or respond to competitive pressures.

We may be adversely affected by interest rate changes because of our floating rate credit facilities.

The Second Amended and Restated Revolving Loan Credit Agreement, as amended (the “ABL Facility”), and the senior secured term loan credit agreement, as amended (the “Term Loan Facility”), provide for an interest rate based on the Secured Overnight Offering Rate (“SOFR”) or a Base Rate, as defined in the agreements, plus an applicable margin. Our European trade receivables securitization program (the “Receivables Securitization Program”) provides for an interest rate at lenders’ cost of funds plus an applicable margin. Our financial position may be affected by fluctuations in interest rates since the ABL Facility, Term Loan Facility and Receivables Securitization Program are subject to floating interest rates. Refer to Item 7A, “Quantitative and Qualitative Disclosures about Market Risk” for the impact on interest expense of a hypothetical 1% increase in the interest rate. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A significant increase in interest rates could have an adverse effect on our financial position and results of operations.

Risks related to Third-Party Relationships

We depend on third parties in the operation of our business.

Our European business heavily relies on subcontracting and we use a large number of temporary employees in these operations. As a result, we are exposed to various risks related to managing our subcontractors, such as the risk that they do not fulfill their assignments in a satisfactory manner or within the specified deadlines. Moreover, we cannot guarantee that temporary employees are as well-trained as our other employees. Specifically, we may be exposed to the risk that temporary employees may not perform their assignments in a satisfactory manner or may not comply with our safety rules in an appropriate manner, whether as a result of their lack of experience or otherwise. Such failures could compromise our ability to fulfill our commitments to our customers, comply with applicable regulations or otherwise meet our customers' expectations. Such failures could also harm our reputation and ability to win new business and could lead to us being liable for contractual damages. Furthermore, in the event of a failure by our subcontractors or temporary employees to fulfill their assignments in a satisfactory manner, we could be required to perform unplanned work or additional services in line with the contracted service, without receiving any additional compensation. As a result, any failure to properly manage our subcontractors or temporary employees in Europe or elsewhere could have a material adverse impact on our revenues, earnings, financial position and outlook.

Increases in driver compensation and difficulties with attracting and retaining drivers could adversely affect our revenues and profitability.

Our LTL services in North America and Europe and our full truckload services in Europe are conducted primarily with employee drivers. Our industry is currently experiencing and may, in the future, experience intense competition for qualified drivers in the transportation industry due to a shortage of drivers. The availability of qualified drivers may be affected from time to time by changing workforce demographics, competition from other transportation companies and industries for employees, the availability and affordability of driver training schools, changing industry regulations, and the demand for drivers in the labor market. If the current industry-wide shortage of qualified drivers continues, our global LTL operations and our European truckload operation could experience difficulty in attracting and retaining enough qualified drivers to fully satisfy customer demand. During periods of increased competition in the labor market for drivers, our LTL and full truckload operations may be required to increase driver compensation and benefits in the future to attract and retain a sufficient number of qualified drivers or face difficulty meeting customer demand, all of which could adversely affect our profitability. Additionally, a shortage of drivers could result in the underutilization of our truck fleet, lost revenue, increased costs for purchased transportation or increased costs for driver recruitment.

If we are unable to retain our key employees, our business, results of operations and financial position could be adversely affected.

Our success will continue to depend upon the experience and leadership of our key employees. In that regard, the loss of the services of any of our key personnel could have a material adverse effect on our financial condition, results of operations and liquidity if we are unable to secure replacement personnel who have sufficient experience in our industry and in the management of our business. The competition for these employees is intense and the labor market is tight. The loss of key personnel, the inability to attract, timely hire and retain key employees with critical technical skills, or unforeseen difficulties associated with the transition of key employees, could negatively impact our business.

Our business may be materially adversely affected by labor disputes.

Our business in the past has been, and in the future could be, adversely affected by strikes and labor negotiations at seaports, labor disputes between railroads and their union employees, or by a work stoppage at one or more railroads or local trucking companies servicing rail or port terminals. Strikes and work stoppages also could occur at our own facilities. Port shutdowns and similar disruptions to major points in national or international transportation networks, most of which are beyond our control, could result in terminal embargoes, disrupt equipment and freight flows, depress volumes and revenues, increase costs and have other negative effects on our operations and financial results.

Labor disputes involving our customers could affect our operations. If our customers experience plant slowdowns or closures because they are unable to negotiate labor contracts, our revenue and profitability could be negatively impacted.

Our European business activities require a large amount of labor, which represents one of our most significant costs. It is essential that we maintain good relations with employees, trade unions and other staff representative institutions. A deteriorating economic environment may result in tensions in industrial relations, which may lead to industrial action within our European operations; this could have a direct impact on our business operations. Generally, any deterioration in industrial relations in our European operations, such as general strike activities or other material labor disputes, could have an adverse effect on our revenues, earnings, financial position and outlook.

Efforts by labor organizations to organize employees at certain locations in North America, if successful, may impact costs and efficiencies at those locations.

Since 2014, in the U.S., the International Brotherhood of Teamsters ("Teamsters") has attempted to organize employees at dozens of our LTL locations, and the International Association of Machinists ("Machinists") has attempted to organize a small number of mechanics at three LTL maintenance shops.

The majority of our employees involved in these organizing efforts rejected union representation. As of December 31, 2023, our employees had voted against union representation in 19 of the 28 union elections held since 2014.

In May 2020, LTL technicians at our Gary Hammond, IN shop ratified a contract negotiated between XPO and the Machinists union. In November 2021, the Gary Hammond facility lease expired and XPO closed that shop and the contract was therefore rendered null and void. In July 2021, LTL drivers and dockworkers at our Miami, FL service center and drivers at our Trenton, NJ service center ratified contracts negotiated between XPO and the Teamsters. Less than a year later, in April 2022, the Teamsters disclaimed interest in the Trenton, NJ service center and no longer represent our employees in Trenton. In June 2023, Miami employees submitted a decertification petition and voted to remove the Teamsters union.

In 2019, a majority of employees at our LTL service centers in Laredo, TX and Aurora, IL, voted to decertify the Teamsters as the employees' representative. In December 2020, a majority of employees at our LTL service center in Cinnaminson, NJ also voted to decertify the Teamsters as their bargaining representative. Since August 2021, the Teamsters disclaimed interest in five of our LTL locations, including Bakersfield, CA, Los Angeles, CA, Trenton, NJ, Albany, NY and most recently, King of Prussia, PA.

Since 2014, the Teamsters have withdrawn seven petitions seeking elections on behalf of LTL employees prior to the election being held, and the Machinists withdrew one petition for an LTL election on behalf of a small group of shop employees. Today, none of the Company's employees in the U.S. are represented by a union or subject to a collective bargaining agreement.

In January 2022, LTL employees at our Trenton, NJ service center filed a deauthorization petition with the National Labor Relations Board seeking to withdraw the authority of the Teamsters to require union employees to pay union dues to retain their XPO jobs. The employees voted to remove the requirement that they pay dues and then, in April 2022, the Teamsters disclaimed interest in representing employees in Trenton, NJ.

The White House Task Force on Worker Organizing and Empowerment released a report on February 7, 2022, with numerous pro-labor recommendations regarding, among others, federal government support of union organizing efforts. There can be no assurance that increased government regulation and enforcement in this area will not increase our costs or have an adverse effect on our results of operations, cash flows and business.

We cannot predict with certainty whether further organizing efforts may result in the unionization of any additional locations in the U.S. If union efforts are successful, these efforts may impact costs and efficiencies at the specific locations where representation is elected and have an adverse effect on our results of operations, cash flows and business.

Risks related to the Spin-Offs

We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-offs of GXO or RXO and may be required to indemnify GXO or RXO for certain liabilities.

Although we believe that separating our logistics segment and tech-enabled broker transportation platform into stand-alone, publicly traded companies (the "Spin-offs") has provided financial, operational and other benefits to us and our stockholders, we cannot provide assurance that we will achieve the full strategic and financial benefits expected from the spin-offs. If we do not realize the intended benefits of the spin-offs, we could suffer a material adverse effect on our business, financial conditions, results of operations and cash flows.

Pursuant to the separation and distribution agreements and certain other agreements between XPO and GXO and XPO and RXO, each party agrees to indemnify the other for certain liabilities, in each case for uncapped amounts. Indemnities that we may be required to provide GXO and RXO are not subject to any cap, may be significant and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities that GXO or RXO has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business. Further, the indemnities from GXO or RXO for our benefit may not be sufficient to protect us against the full amount of such liabilities, and GXO or RXO may not be able to fully satisfy its indemnification obligations.

Moreover, even if we ultimately succeed in recovering from GXO or RXO any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

If the spin-offs of GXO and/or RXO, together with certain related transactions, do not qualify as transactions that are generally tax-free for U.S. federal income tax purposes, XPO and XPO stockholders could be subject to significant tax liabilities. In addition, if certain internal restructuring transactions were to fail to qualify as transactions that are generally tax-free for U.S. federal or non-U.S. income tax purposes, we could be subject to significant tax liabilities.

In connection with the spin-offs of GXO and RXO, we received opinions from outside counsel regarding the qualification of each spin-off, together with certain related transactions, as a "reorganization" within the meaning of Sections 355 and 368(a)(1)(D) of the Internal Revenue Code. The opinions of counsel were based upon and relied on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of XPO, GXO, and RXO, including those relating to the past and future conduct of each company. If any of these facts, assumptions, representations, statements or undertakings was, or becomes, inaccurate or incomplete, or if XPO, GXO, or RXO breaches any of its representations or covenants contained in the separation agreement and certain other agreements and documents or in any documents relating to the related opinion of counsel, the opinion of counsel may be invalid, and the conclusions reached therein could be jeopardized.

Notwithstanding receipt of the opinion of counsel, there can be no assurance that the U.S. Internal Revenue Service (the "IRS") will not assert that either spin-off and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, XPO and XPO stockholders could be subject to significant U.S. federal income tax liability.

Risks related to Litigation and Regulations

We are involved in multiple lawsuits and are subject to various claims that could result in significant expenditures and impact our operations.

The nature of our business exposes us to the potential for various types of claims and litigation, including matters related to commercial disputes, labor and employment, workers' compensation, personal injury, cargo and other property damage, environmental liability, insurance coverage, securities and other matters, including with respect to claims asserted under various other theories of agency or employer liability. Claims against us may exceed the amount of insurance coverage that we have or may not be covered by insurance at all. Businesses that we acquire also increase our exposure to litigation. Material increases in the frequency or severity of vehicular accidents, liability claims or workers' compensation claims, or the unfavorable resolution of claims, or our failure to recover, in full or in part, under indemnity provisions with third-party transportation providers, could materially and adversely affect our operating results. Our involvement in the transportation of certain goods, including but not limited to hazardous materials, could also increase our exposure in the event that we or one of our third-party transportation providers is involved in an accident resulting in injury or contamination. In addition, significant increases in insurance costs or the inability to purchase insurance as a result of these claims could reduce our profitability. Under some agreements, we maintain the inventory of our customers, some of which may be significant in value. Our failure to properly handle and safeguard such inventory exposes us to potential claims and expenses.

An increase in the number or severity of self-insured claims or an increase in insurance premiums could have an adverse effect on us.

We use a combination of self-insurance programs and purchased insurance to provide for the costs of employee medical, vehicular collision and accident, cargo loss and damage, property damage, and workers' compensation claims. Our estimated liability for self-retained insurance claims reflects certain actuarial assumptions and judgments, which are subject to a degree of variability. We reserve for anticipated losses and expenses and periodically evaluate and adjust our claims reserves to reflect our experience. Estimating the number and severity of claims, as well as related judgment or settlement amounts, is inherently difficult. This inherent difficulty, along with legal expenses, incurred but not reported claims, and other uncertainties can cause unfavorable differences between actual self-insurance costs and our reserve estimates. Our operating results could be adversely affected if any of the following were to occur: (i) the number or the severity of claims increases; (ii) we are required to accrue or pay additional amounts because claims prove to be more severe than our original assessment; or (iii) claims exceed our coverage amounts. Accordingly, our ultimate results may differ from our estimates, which could result in losses over our reserved amounts. We periodically evaluate our level of insurance coverage and adjust insurance levels based on targeted risk tolerance and premium expense. An increase in the number or severity of self-insured claims or an increase in insurance premiums could have an adverse effect on us, while higher self-insured retention levels may increase the impact of loss occurrences on our results of operations.

In addition, the cost of providing benefits under our medical plans is dependent on a variety of factors, including governmental laws and regulations, healthcare cost trends, claims experience and healthcare decisions by plan participants. As a result, we are unable to predict how the cost of providing benefits under medical plans will affect our financial condition, results of operations or cash flows.

We are subject to risks associated with defined benefit plans for our current and former employees, which could have a material adverse effect on our earnings and financial position.

We maintain defined benefit pension plans and a postretirement medical plan. Our defined benefit pension plans include funded and unfunded plans in the U.S. A decline in interest rates and/or lower returns on funded plan assets may cause increases in the expense and funding requirements for these defined benefit pension plans and for our postretirement medical plan. Despite past amendments that froze our defined benefit pension plans to new participants and curtailed benefits, these pension plans remain subject to volatility associated with interest rates, inflation, returns on plan assets, other actuarial assumptions and statutory funding requirements. In addition to being subject to volatility associated with interest rates, our postretirement medical plan remains subject to volatility associated with actuarial assumptions and trends in healthcare costs. Any of the aforementioned factors could lead to a significant increase in the expense of these plans and a deterioration in the solvency of these plans, which could significantly increase our contribution requirements. As a result, we are unable to predict the effect on our financial statements associated with our defined benefit pension plans and our postretirement medical plan.

Changes in income tax regulations for U.S. and multinational companies may increase our tax liability.

We are subject to income taxes in the United States and many foreign jurisdictions. Changes to income tax laws and regulations, or the interpretation of such laws, in any of the jurisdictions in which we operate could significantly increase our effective tax rate and ultimately reduce our cash flows from operating activities and otherwise have a material adverse effect on our financial condition, results of operations and cash flows. The U.S. Congress, the Organization for Economic Co-operation and Development ("OECD"), the EU and other government agencies in jurisdictions in which we and our affiliates do business have maintained a focus on the taxation of multinational companies. The OECD has recommended changes to numerous long-standing international tax principles through its base erosion and profit shifting ("BEPS") project, and many jurisdictions have begun codifying those recommendations into law. These and other tax laws and related regulations changes, to the extent adopted, may increase tax uncertainty and/or our effective tax rate, result in higher compliance cost and adversely affect our provision for income taxes, results of operations and/or cash flows.

We are subject to governmental regulations, political conditions, and emissions-control regulations which could substantially increase operating expenses or negatively impact our business.

Our operations are regulated and licensed by various governmental agencies in the U.S. and in foreign countries where we operate. These regulatory agencies have authority and oversight of domestic and international transportation services and related activities, licensure, motor carrier operations, safety and security and other matters. We must comply with various insurance and surety bond requirements to act in the capacities for which we are licensed. Our subsidiaries and third-party transportation providers must also comply with applicable regulations and requirements of various agencies. Through our subsidiaries and operations, we hold various licenses required to carry out our domestic and international services. These licenses permit us to provide services as a motor carrier and property broker. In addition, we are subject to regulations and requirements promulgated by the DOT, EPA, FMCSA, DHS, CBP, Canada Border Services Agency and various other international, domestic, state and local agencies and port authorities.

Certain of our businesses engage in the transportation of hazardous materials, the movement, handling and accidental discharge of which are highly regulated. Our failure to maintain the required licenses, or to comply with applicable regulations, could have a material adverse impact on our business and results of operations. See the "Regulation" section under Item 1, "Business" for more information.

In 2021, the EPA announced a series of regulations to be implemented to decrease emissions from new heavy-duty vehicles and, in 2022, finalized new stringent emission standards to reduce nitrogen oxides and establish new standards for greenhouse gas emissions from heavy-duty engines. In December 2021, CARB adopted more stringent standards to reduce nitrogen oxide emissions from heavy-duty trucks and also adopted regulations to accelerate large-scale transition in California to zero-emission medium and heavy-duty trucks, including trucks of a type used in our operations in California. CARB's Advanced Clean Truck regulation is designed to ensure that zero-emission vehicles are brought to market in California and regulation requires manufacturers to sell zero-emission trucks as an increasing percentage of their annual California sales. While CARB's Advanced Clean Truck regulation and proposed Advanced Clean Fleets regulation may permit companies to seek exemptions or relief, there are no assurances that relief from either regulation will be obtained. At this point, there are virtually no zero-emissions vehicles widely available that are suitable replacements for current technology used in less-than-truckload operations. If zero-emission vehicles are not available or not commercially viable for the less-than-truckload market, we may be required to modify or curtail our operations in California. The transition to utilizing zero-emission vehicles could have a material adverse effect on our financial condition, results of operations, and cash flows or may require us to incur significant additional costs, any of which could negatively impact our business.

Future laws and regulations may be more stringent and may require changes to our operating practices that influence the demand for our services or require us to incur significant additional costs. We are unable to predict the impact that recently enacted and future regulations may have on our business. In particular, it is difficult to predict which, and in what form, FMCSA regulations may be modified or enforced, and what impact these regulations may have on motor carrier operations. If higher costs are incurred by us as a result of future changes in regulations, or by third-party transportation providers who pass increased costs on to us, this could adversely affect our results of operations to the extent we are unable to obtain a corresponding increase in price from our customers.

Furthermore, political conditions may increase the level of intensity of regulations that impact our business, may require changes to our operating practices, may influence demand for our services, or may require us to incur significant additional costs, any of which could negatively impact our business.

Failure to comply with trade compliance and anti-corruption laws and regulations applicable to our operations could expose us to potential fines, criminal sanctions, or reputational harm.

We are a global company subject to changing laws, policies, sanctions, and other regulatory requirements in the U.S., the U.K. and the E.U. relating to trade compliance and anti-corruption. Economic sanctions and other trade compliance restrictions in the U.S., the U.K., the E.U., and other countries may prohibit us from engaging in business activities with restricted entities or sanctioned countries. The U.S. and other export controls may restrict us from exporting specific products or arranging transportation or other services to or for the benefit of certain entities in specified countries. Global developments such as the ongoing conflict in Ukraine may result in new and evolving sanctions and trade restrictions. Non-compliance with trade compliance laws, policies, sanctions, and other regulatory requirements could result in reputational harm, operational delays, monetary fines and penalties, loss of revenues, increased costs, loss of export privileges, and criminal sanctions.

The U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act, Sapin II and other anti-corruption laws and regulations prohibit corrupt payments by our employees, vendors, or agents. While we have implemented policies, training, and internal controls designed to reduce the risk of corrupt payments, our employees, vendors, or agents may violate our policies and controls. Our failure to comply with anti-corruption laws and regulations could result in monetary fines and penalties, criminal sanctions against us, our officers, or our employees, restrictions on the conduct of our business, and reputational harm.

INDUSTRY RISK

Risks related to Our Markets and Competition

We operate in a highly competitive industry and, if we are unable to adequately address factors that may adversely affect our revenue and costs, our business could suffer.

Competition in the transportation services industry is intense. Increased competition may lead to a reduction in revenues, reduced profit margins, or a loss of market share, any one of which could harm our business. There are many factors that could impair our profitability, including the following: (i) competition from other transportation services companies, some of which offer different services or have a broader coverage network, more fully developed information technology systems and greater capital resources than we do; (ii) a reduction in the rates charged by our competitors to gain business, especially during times of declining economic growth, which may limit our ability to maintain or increase our rates, maintain our operating margins or achieve significant growth in our business; (iii) shippers soliciting bids from multiple transportation providers for their shipping needs, which may result in the depression of freight rates or loss of business to competitors; (iv) the establishment by our competitors of cooperative relationships to increase their ability to address shipper needs; (v) decisions by our current or prospective customers to develop or expand internal capabilities for some of the services we provide; and (vi) the development of new technologies or business models that could result in our disintermediation in certain services we provide.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 1C. *CYBERSECURITY*

XPO employs a robust system of information technology and information security controls and measures to assess, identify, and mange risks from cybersecurity threats which we consider to be critically important to maintaining our business and ensuring our business continuity. Our information security program is managed by a dedicated Chief Information Security Officer ("CISO"), whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, threat detection, and incident response processes. Our CISO has a background in cybersecurity and risk management, including assessing, designing, building and operating security platforms. He has over 10 years of information technology and information security experience having successfully built and led security programs on areas relating to cybersecurity, risk management, identity and access, data protection, product and software security, cyber engineering, cyber defense, automation, and compliance initiatives. The CISO, who reports directly to our Chief Information Officer, provides periodic reports to our Board of Directors, as well as our Chief Executive Officer, Chief Information Officer, and other members of our senior management as appropriate. Our CISO meets regularly with his team as well as other key personnel to share information about potential cybersecurity events and monitor, prevent, and detect potential cybersecurity incidents and develop reports for our senior management. These reports include updates on the Company's cyber risks and threats, the status of projects to strengthen our information security systems, assessments of the information security program, including the results of security breach simulations, and the emerging threat landscape. Our Board of Directors will be informed of all material cybersecurity incidents and our information security program includes procedures for calling a special session of the Board of Directors in the event of a high or critical-risk cybersecurity incident. The Board of Directors also discusses relevant incidents in the industry and the evolving threat landscape.

As part of our information security program, our CISO and his team integrate our information security measures into our overall risk management processes to identify, evaluate, and quantify risks based on available information and classify the severity of potential cybersecurity incidents. XPO employs technical measures to protect against cybersecurity attacks that align with functions identified in the National Institute of Standards and Technology ("NIST") Cybersecurity Framework. The information security team continuously reviews our information security systems for unauthorized system access, cybersecurity incidents, and unusual traffic on our systems and meets regularly to identify, assess, and manage cybersecurity threats, including those posed by third-party service providers who provide services to our business. Our information security team also reviews relevant legislative and regulatory developments and conducts regular and tailored information security training for our global workforce, in various formats.

In the event of a cybersecurity incident, our incident response team, composed of members of our information security team as well as other key personnel, identifies, evaluates, and quantifies the relevant risks based on the available information and classifies the severity of the cybersecurity incident based on the level of risk to the Company. Our incident response measures include procedures to provide incident updates and developments to our senior management and the Board of Directors in the event of an ongoing cybersecurity incident. We also maintain an information security risk insurance policy. We conduct internal exercises to prepare our leadership and cross-functional teams to respond in the event of a cybersecurity incident and to help us test and consider revisions to our incident response procedures. We also actively engage with key consultants, auditors, industry participants, and intelligence and law enforcement communities as part of our continuing efforts to evaluate and enhance the effectiveness of our information security program. Our program is regularly evaluated by internal and external experts, with the results of those reviews reported to senior management and the Board of Directors. To date, we have not experienced any cybersecurity threats or incidents which have materially affected or are reasonably likely to materially affect the Company.

While we have dedicated significant resources to identifying, assessing, and managing material risks from cybersecurity threats, our efforts may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition. For an additional discussion of certain risks associated with cybersecurity see Item 1A, "Risk Factors" above.

ITEM 2. *PROPERTIES*

As of December 31, 2023, we had approximately 596 locations, primarily in North America and Europe. These facilities are located in all 48 contiguous U.S. states, as well as globally.

Segment	Leased Facilities	Owned Facilities	Customer Facilities [1]	Total
North American LTL[2]	231	140	—	371
European Transportation	202	13	4	219
Corporate	6	—	—	6
Total	439	153	4	596

[1] Includes locations owned or leased by customers.

[2] Includes 26 owned facilities and 2 leased facilities acquired in December 2023 in connection with the Yellow Asset Acquisition.

We lease our current executive office located in Greenwich, Connecticut, as well as various office facilities in the U.S., France, the U.K. and India to support our global executive and shared-services functions. We believe that our facilities are sufficient for our current needs.

ITEM 3. *LEGAL PROCEEDINGS*

Information with respect to certain legal proceedings is included in Note 18—Commitments and Contingencies to our Consolidated Financial Statements and as a Litigation matter in our Consolidated Statements of Income (included in Part II, Item 8 of this Annual Report) and is incorporated herein by reference. For an additional discussion of certain risks associated with legal proceedings, see Item 1A, “Risk Factors” above.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Common Stock

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol XPO.

As of February 1, 2024, there were approximately 70 registered holders of our common stock. We have never paid, and have no immediate plans to pay, cash dividends on our common stock.

Stock Performance Graph

The graph below compares the cumulative five-year total return of holders of our common stock with the cumulative performance of the Dow Jones Transportation Average index, the S&P 400 MidCap index and the S&P Transportation Select Industry index. The graph assumes that the value of the investment in our common stock and each index was $100 on December 31, 2018 and that all dividends and other distributions, including the effect of spin-offs, were reinvested. The comparisons in the graph below are based on historical data and not indicative of, or intended to forecast, future performance of our common stock.

The graph in our 2022 Annual Report on Form 10-K included a comparison of our common stock with the Dow Jones Transportation Average index and the S&P 400 MidCap index. Going forward, our performance graphs will use the S&P Transportation Select Industry index rather than the Dow Jones Transportation Average index. We believe that the S&P Transportation Select Industry is a more appropriate index as our outstanding performance-based restricted stock units ("PRSUs") generally measure our performance compared to this index, of which we are a component.


$450
$400
$350
$300
$250
$200
$150
$100
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22
12/31/23
XPO, Inc.
S&P 400 MidCap
Dow Jones Transportation Average
S&P Transportation Select Industry

	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
XPO, Inc.	$ 100.00	$ 139.73	$ 208.98	$ 237.73	$ 162.15	$ 426.64
Dow Jones Transportation Average	$ 100.00	$ 120.83	$ 140.80	$ 187.56	$ 154.62	$ 186.46
S&P 400 MidCap	$ 100.00	$ 126.20	$ 143.44	$ 178.95	$ 155.58	$ 181.15
S&P Transportation Select Industry	$ 100.00	$ 122.05	$ 136.78	$ 183.86	$ 132.35	$ 166.38

Unregistered Sales of Equity Securities and Use of Proceeds

None.

ITEM 6. ***[RESERVED]***

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Overview

XPO is a leading provider of freight transportation services, with company-specific avenues for value creation. We use our proprietary technology to move goods efficiently through our customers' supply chains in North America and Europe. Our company has two reportable segments: North American Less-Than-Truckload ("LTL"), the largest component of our business, and European Transportation. Our North American LTL segment includes the results of our trailer manufacturing operations.

In the first quarter of 2023, we made certain changes to our financial reporting to increase transparency and improve comparability. Specifically, we changed the expense captions within Operating income in the Condensed Consolidated Statements of Income to more clearly reflect the nature of the expenses. The change to natural expense classification had no impact on consolidated Revenues or Operating income. At the time of the change, we recast prior period amounts to conform to the current presentation.

Strategic Developments

2023 was the first full year that XPO operated solely as an asset-based LTL service provider in North America, following the completion of three key parts of our strategic plan, as previously announced: the spin-offs of RXO, Inc. ("RXO") and GXO Logistics, Inc. ("GXO") in November 2022 and August 2021, respectively; and the sale of our North American intermodal operation in March 2022.

On December 20, 2023, we acquired 28 LTL service centers in the U.S. previously operated by Yellow Corporation. Under the transaction, we purchased 26 of the service centers and assumed existing leases for the other two locations. This is a strategic acquisition of assets that aligns with our commitment to invest in expanding our LTL network capacity.

Our Board of Directors has previously authorized the divestiture of our European business. There can be no assurance that the divestiture will occur, or of the terms or timing of a transaction.

The historical results of operations and financial positions of RXO, GXO and our intermodal operation are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all periods presented. We completed the sale of our intermodal operation for cash proceeds of approximately $705 million, net of cash disposed. The pre-tax gain on the sale was $430 million, net of transaction costs and working capital adjustments, and was included in Income from discontinued operations, net of taxes, for the year ended December 31, 2022.

Impacts of Notable External Conditions

As a leading provider of freight transportation services, our business can be impacted to varying degrees by factors beyond our control. The overall freight environment continues to be recessionary, in large part due to underlying trends in supply and demand. In addition, equipment and labor shortages, particularly a shortage of truck drivers and dockworkers, continue to present challenges to many transportation-related industries. Despite this, we see growth potential ahead in all of our major markets. We expect to continue to expand our business by investing in capacity for the long-term, gaining profitable market share and aligning price with the value we provide to customers.

Pandemic-related disruptions in supply chains for industrial materials and supplies, such as semiconductor chips, have largely abated, but new supply constraints are on the horizon as shippers increasingly avoid utilizing routes through areas with regional conflicts. We cannot predict how long these dynamics will last, or whether future challenges, if any, will adversely affect our results of operations.

Other examples of macroeconomic factors that can affect our results are a rise in interest rates, which increased our cost of capital in 2023, and economic inflation, which, while lessening in the U.S., may still have a negative impact on certain of our operating costs, such as salaries, wages and employee benefits, fuel and purchased transportation.

We mitigate these impacts with mechanisms in our customer contracts, including fuel surcharge clauses and general rate increases.

Regarding the war between Russia and Ukraine and the unrest in the Middle East, we have no direct exposure to those geographies. We cannot predict how global supply chain activities or the economy at large may be impacted by prolonged disruptions in these regions, or sanctions imposed, or whether future conflicts, if any, may adversely affect our results of operations.

Consolidated Summary Financial Results

	Years Ended December 31,			Percent of Revenue		
(Dollars in millions)	2023	2022	2021	2023	2022	2021
Revenue	$ 7,744	$ 7,718	$ 7,202			
Salaries, wages and employee benefits	3,159	2,945	2,866	40.8 %	38.2 %	39.8 %
Purchased transportation	1,760	1,964	1,934	22.7 %	25.4 %	26.9 %
Fuel, operating expenses and supplies	1,623	1,687	1,492	21.0 %	21.9 %	20.7 %
Operating taxes and licenses	60	58	56	0.8 %	0.8 %	0.8 %
Insurance and claims	167	183	174	2.2 %	2.4 %	2.4 %
Gains on sales of property and equipment	(5)	(60)	(72)	(0.1)%	(0.8)%	(1.0)%
Depreciation and amortization expense	432	392	385	5.6 %	5.1 %	5.3 %
Goodwill impairment	—	64	—	— %	0.8 %	— %
Litigation matter	8	—	—	0.1 %	— %	— %
Transaction and integration costs	58	58	36	0.7 %	0.8 %	0.5 %
Restructuring costs	44	50	19	0.6 %	0.6 %	0.3 %
Operating income	438	377	312	5.7 %	4.9 %	4.3 %
Other income	(15)	(55)	(60)	(0.2)%	(0.7)%	(0.8)%
Debt extinguishment loss	25	39	54	0.3 %	0.5 %	0.7 %
Interest expense	168	135	211	2.2 %	1.7 %	2.9 %
Income from continuing operations before income tax provision	260	258	107	3.4 %	3.3 %	1.5 %
Income tax provision	68	74	11	0.9 %	1.0 %	0.2 %
Income from continuing operations	192	184	96	2.5 %	2.4 %	1.3 %
Income (loss) from discontinued operations, net of taxes	(3)	482	245	— %	6.2 %	3.4 %
Net income	$ 189	$ 666	$ 341	2.4 %	8.6 %	4.7 %

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Our consolidated revenue for 2023 increased by 0.3% to $7.7 billion, compared with 2022. The increase reflects the dynamics in the North American LTL industry described in the segment results below, partially offset by a decline in fuel surcharge revenue. Foreign currency movement increased revenue by approximately 0.8 percentage points in 2023.

Salaries, wages and employee benefits includes compensation-related costs for our employees, including salaries, wages, incentive compensation, healthcare-related costs and payroll taxes, and covers drivers and dockworkers, operations and facility workers and employees in support roles and other positions. Salaries, wages and employee benefits in 2023 was $3.2 billion, or 40.8% of revenue, compared with $2.9 billion, or 38.2% of revenue, in 2022. The year-over-year increase as a percentage of revenue primarily reflects the impact of inflation on our cost base, the insourcing of a greater proportion of linehaul from third-party transportation providers, and higher incentive compensation related to our operating performance.

Purchased transportation includes costs of procuring third-party freight transportation. Purchased transportation in 2023 was $1.8 billion, or 22.7% of revenue, compared with $2.0 billion, or 25.4% of revenue, in 2022. The year-over-year decrease as a percentage of revenue primarily reflects lower rates paid to third-party providers for purchased transportation miles and the insourcing of a greater proportion of linehaul from third-party transportation providers.

Fuel, operating expenses and supplies includes the cost of fuel purchased for use in our vehicles as well as related taxes, maintenance and lease costs for our equipment, including tractors and trailers, costs related to operating our owned and leased facilities, bad debt expense, third-party professional fees, information technology expenses and supplies expense. Fuel, operating expenses and supplies was $1.6 billion in 2023, or 21.0% of revenue, compared with $1.7 billion, or 21.9% of revenue, in 2022. The year-over-year decrease primarily reflects lower fuel costs.

Operating taxes and licenses includes tax expenses related to our vehicles and our owned and leased facilities as well as license expenses to operate our vehicles. Operating taxes and licenses in 2023 was $60 million, compared with $58 million in 2022.

Insurance and claims includes costs related to vehicular and cargo claims for both purchased insurance and self-insurance programs. Insurance and claims in 2023 was $167 million, compared with $183 million in 2022. The year-over-year decrease reflects lower expense due to improved operating performance related to damaged shipments.

Gains on sales of property and equipment in 2023 was $5 million, compared with $60 million in 2022. The year-over-year decrease reflects $55 million in gains on real estate transactions in our North American LTL segment in 2022 and no comparable gains in 2023.

Depreciation and amortization expense in 2023 was $432 million, compared with $392 million in 2022. The year-over-year increase reflects the impact of capital investments, in particular tractors and trailers.

There was no goodwill impairment loss in 2023, compared with a $64 million impairment loss in 2022, which related to our European Transportation reporting units. For more information, see critical accounting policies and estimates below.

Litigation matter was $8 million in 2023, with no comparable expense in 2022. See Note 18—Commitments and Contingencies to our Consolidated Financial Statements for further information.

Transaction and integration costs in 2023 and 2022 were $58 million. Transaction and integration costs for 2023 are primarily comprised of stock-based compensation and retention awards for certain employees related to strategic initiatives. Transaction and integration costs for 2022 are primarily comprised of stock-based compensation and third-party professional fees related to strategic initiatives. We expect stock-based compensation costs related to our previously announced strategic initiatives to conclude in 2024.

Restructuring costs in 2023 were $44 million, compared with $50 million in 2022. We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure, including actions in connection with spin-offs and divestment activities. For more information, see Note 6—Restructuring Charges to our Consolidated Financial Statements.

Other income primarily consists of pension income. Other income for 2023 was $15 million, compared with $55 million in 2022. The year-over-year decrease reflects lower net periodic pension income in 2023 primarily due to a rise in interest rates and a lower expected return on plan assets.

Debt extinguishment loss was $25 million in 2023, compared with $39 million in 2022. The debt extinguishment loss in 2023 related primarily to the refinancing of our Term Loan Facility in the second quarter of 2023, and to a much lesser extent, the redemption of our outstanding 6.25% senior notes due 2025 ("Senior Notes due 2025") in the fourth quarter of 2023. In 2022, the debt extinguishment loss related to the redemption of a portion of our outstanding Senior Notes due 2025.

Interest expense for 2023 increased 24.4% to $168 million, from $135 million in 2022. The increase in interest expense is primarily due to higher prevailing interest rates, partially offset by the impact of the retirement of $1.1

billion of our Senior Notes due 2025 in 2022 as well as higher interest income. We anticipate interest expense to be between $240 million and $260 million in 2024.

Our consolidated income from continuing operations before income taxes in 2023 was $260 million, compared with $258 million in 2022. The increase was primarily driven by higher operating income and lower debt extinguishment loss, partially offset by lower pension income and higher interest expense. With respect to our U.S. operations, income from continuing operations before income taxes was income of $286 million in 2023, compared with income of $303 million in 2022. The decrease was primarily due to higher salaries, wages and employee benefits, lower gains on real estate transactions, higher depreciation and amortization, lower pension income and higher interest expense, partially offset by higher revenue, lower purchased transportation and lower fuel costs. With respect to our non-U.S. operations, loss from continuing operations before income taxes was $26 million in 2023, compared with a loss of $45 million in 2022. The decrease in the loss is primarily due to the goodwill impairment charge of $64 million in 2022, and the absence of any such impairment in 2023, and lower purchased transportation and fuel costs in 2023, partially offset by higher salaries, wages and employee benefits and higher lease and facility costs in 2023.

Our effective income tax rates were 26.0% and 28.6% in 2023 and 2022, respectively. The decrease in our effective income tax rate for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily driven by the non-deductible goodwill impairment charge in 2022 and the absence of any such impairment in 2023. For the year ended December 31, 2023, our effective tax rate was impacted by $15 million from non-deductible compensation partially offset by $9 million of discrete tax benefits, the largest of which was a $4 million benefit from changes in reserves for uncertain tax positions. For the year ended December 31, 2022, our effective tax rate was impacted by the non-deductible goodwill impairment charge and $10 million from non-deductible compensation.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Our consolidated revenue for 2022 increased by 7.2% to $7.7 billion, from $7.2 billion in 2021. The increase primarily reflects growth in our LTL segment. Foreign currency movement decreased revenue by approximately 5.3 percentage points in 2022.

Salaries, wages and employee benefits in 2022 was $2.95 billion, or 38.2% of revenue, compared with $2.87 billion, or 39.8% of revenue in 2021. The year-over-year decrease as a percentage of revenue reflects leveraging compensation-related costs across a larger revenue base in 2022.

Purchased transportation in 2022 was $2.0 billion, or 25.4% of revenue, compared with $1.9 billion, or 26.9% of revenue, in 2021. The year-over-year decrease as a percentage of revenue is primarily due to a larger revenue base in 2022, partially offset by a small increase in costs due to higher rates paid to third-party providers for purchased transportation, including higher fuel surcharges.

Fuel, operating expenses and supplies in 2022 was $1.7 billion, or 21.9% of revenue, compared with $1.5 billion, or 20.7% of revenue, in 2021. The year-over-year increase as a percentage of revenue was primarily driven by higher fuel costs.

Operating taxes and licenses in 2022 was $58 million, compared with $56 million in 2021.

Insurance and claims in 2022 was $183 million, compared with $174 million in 2021. The year-over-year increase was primarily driven by an increase in large loss vehicular claims in 2022.

Gains on sales of property and equipment in 2022 was $60 million, compared with $72 million in 2021.

Depreciation and amortization expense in 2022 was $392 million, compared with $385 million in 2021.

Goodwill impairment was $64 million in 2022 and related to our European Transportation reporting units, compared to no goodwill impairment loss in 2021. For more information, see critical accounting policies and estimates below.

Transaction and integration costs in 2022 were $58 million, compared with $36 million in 2021. Transaction and integration costs for 2022 are primarily comprised of stock-based compensation and third-party professional fees related to strategic initiatives. Transaction and integration costs for 2021 are primarily comprised of third-party professional fees related to strategic initiatives as well as retention awards paid to certain employees.

Restructuring costs in 2022 were $50 million, compared with $19 million in 2021. We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure, including actions in connection with spin-offs and divestment activities. For more information, see Note 6—Restructuring Charges to our Consolidated Financial Statements.

Other income primarily consists of pension income. Other income for 2022 was $55 million, compared with $60 million in 2021.

Debt extinguishment loss was $39 million in 2022, compared with $54 million in 2021. In 2022, we repurchased a portion of our outstanding Senior Notes due 2025 and wrote-off related debt issuance costs and incurred a pre-payment penalty. In 2021, we redeemed our outstanding senior notes due 2022, 2023 and 2024 and wrote-off related debt issuance costs, incurred a pre-payment penalty on the redemption of the 2024 senior notes and incurred costs related to the amendment of our term loan credit agreement.

Interest expense for 2022 decreased 36.0% to $135 million, from $211 million in 2021. The decrease in interest expense reflected lower average debt balances.

Our consolidated income from continuing operations before income taxes in 2022 was $258 million, compared with $107 million in 2021. The increase was primarily driven by higher operating income and lower interest expense and debt extinguishment loss. With respect to our U.S. operations, income from continuing operations before income taxes was $303 million in 2022, compared with income of $108 million in 2021. The increase was primarily due to higher revenue, partially offset by higher fuel, third-party transportation and personnel costs. Additionally impacting the increase in 2022 were lower interest expense and debt extinguishment loss. With respect to our non-U.S. operations, loss from continuing operations before income taxes was $45 million in 2022, compared with a loss of $1 million in 2021. The increase in the loss was primarily due to higher fuel costs and the goodwill impairment charge of $64 million in 2022, partially offset by lower personnel costs.

Our effective income tax rates were 28.6% and 10.4% in 2022 and 2021, respectively. The increase in our effective income tax rate for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily driven by increased pre-tax book income, which decreased the impact of discrete tax benefits. For the year ended December 31, 2022, our effective tax rate was impacted by the non-deductible goodwill impairment charge and $10 million from non-deductible compensation.

For the year ended December 31, 2021, our effective tax rate was impacted by discrete tax benefits of $45 million related to a tax planning initiative that resulted in the recognition of a long-term capital loss, partially offset by discrete tax expenses of $39 million related to foreign valuation allowances, of which $34 million of the valuation allowances were transferred to GXO. Additionally, impacting the year ended December 31, 2021, were $8 million from non-deductible compensation and discrete tax benefits of $4 million related to stock-based compensation.

Segment Financial Results

Our chief operating decision maker ("CODM") regularly reviews financial information at the operating segment level to allocate resources to the segments and to assess their performance. Our CODM evaluates segment profit (loss) based on adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), which we define as income from continuing operations before debt extinguishment loss, interest expense, income tax, depreciation and amortization expense, goodwill impairment charges, litigation matters, transaction and integration costs, restructuring costs and other adjustments. Segment Adjusted EBITDA reflects an allocation of corporate costs. See Note 4—Segment Reporting and Geographic Information for further information and a reconciliation of Adjusted EBITDA to Income from continuing operations.

North American Less-Than-Truckload Segment

	Years Ended December 31,			Percent of Revenue		
(Dollars in millions)	2023	2022	2021	2023	2022	2021
Revenue	$ 4,671	$ 4,645	$ 4,125			
Adjusted EBITDA	864	932	826	18.5 %	20.1 %	20.0 %
Depreciation and amortization expense	291	239	227	6.2 %	5.1 %	5.5 %

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Revenue in our North American LTL segment increased 0.6% to $4.7 billion in 2023, compared with $4.6 billion in 2022. Revenue included fuel surcharge revenue of $857 million and $1.0 billion, respectively, for the years ended December 31, 2023 and 2022. The decrease in fuel surcharge revenue was primarily driven by lower diesel prices.

We evaluate the revenue performance of our LTL business using several commonly used metrics, including volume (weight per day in pounds) and yield, which is a commonly used measure of LTL pricing trends. We measure yield using gross revenue per hundredweight, excluding fuel surcharges. Impacts on yield can include weight per shipment and length of haul, among other factors, while impacts on volume can include shipments per day and weight per shipment. The following table summarizes our key revenue metrics:

	Years Ended December 31,		
	2023	2022	Change %
Pounds per day (thousands)	70,196	70,163	— %
Shipments per day	51,322	49,257	4.2 %
Average weight per shipment (in pounds)	1,368	1,424	(3.9)%
Gross revenue per hundredweight, excluding fuel surcharges	$ 22.21	$ 21.18	4.9 %

The year-over-year increase in revenue for 2023, excluding fuel surcharge revenue, reflects higher gross revenue per hundredweight, primarily related to our improvements in service quality and the benefit of numerous pricing initiatives. Volume was flat year-over year, with higher shipments per day in 2023 offset by lower average weight per shipment. A soft industry environment for freight transportation contributed to lower volumes in the first half of the year, which was offset by higher volumes as the year continued. Despite unfavorable industry conditions, our volumes increased in the second half of the year due to higher shipments per day resulting from improvements in service quality and investments in capacity, as well as the impact of a competitor ceasing operations during the third quarter of 2023.

In the month of January 2024, weight per day decreased 1.1%, as compared with January 2023, attributable to a year-over-year decrease of 2.5% in weight per shipment and an increase of 1.4% in shipments per day.

Adjusted EBITDA was $864 million, or 18.5% of revenue, in 2023, compared with $932 million, or 20.1% of revenue, in 2022. Adjusted EBITDA included gains from real estate transactions of $55 million for the year ended December 31, 2022 with no comparable gains in 2023. Excluding these gains, the small decrease in Adjusted EBITDA reflected lower fuel surcharge revenue, higher salaries, wages and employee benefits, and, to a lesser extent, lower pension income. These items were partially offset by higher revenue, excluding fuel surcharge revenue, driven by the pricing and volume dynamics explained above, lower purchased transportation, lower fuel costs, and lower damage claims.

Depreciation and amortization expense increased in 2023 compared with 2022 due to the impact of capital investments, in particular tractors and trailers.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenue in our North American LTL segment increased 12.6% to $4.6 billion in 2022, compared with $4.1 billion in 2021. Revenue included fuel surcharge revenue of $1.0 billion and $632 million, respectively, for the years ended December 31, 2022 and 2021.

The following table summarizes our key revenue metrics:

	Years Ended December 31,		
	2022	2021	Change %
Pounds per day (thousands)	70,163	71,739	(2.2)%
Shipments per day	49,257	50,392	(2.3)%
Average weight per shipment (in pounds)	1,424	1,424	— %
Gross revenue per hundredweight, excluding fuel surcharges	$ 21.18	$ 19.80	7.0 %

The year-over-year increase in revenue for 2022 reflects an increase in gross revenue per hundredweight. The decrease in weight per day for 2022 reflects lower shipments per day.

Adjusted EBITDA was $932 million, or 20.1% of revenue, in 2022, compared with $826 million, or 20.0% of revenue, in 2021. Adjusted EBITDA included gains from real estate transactions of $55 million and $62 million for the years ended December 31, 2022 and 2021, respectively. Additionally, Adjusted EBITDA in 2022 reflected higher revenue, partially offset by increased compensation and fuel costs, as well as higher purchased transportation costs, in part due to inflation.

Depreciation and amortization expense increased in 2022 compared with 2021 due to the impact of prior capital investments, in particular tractors and trailers.

European Transportation Segment

	Years Ended December 31,			Percent of Revenue		
(Dollars in millions)	2023	2022	2021	2023	2022	2021
Revenue	$ 3,073	$ 3,073	$ 3,077			
Adjusted EBITDA	163	169	165	5.3 %	5.5 %	5.4 %
Depreciation and amortization expense	136	128	140	4.4 %	4.2 %	4.5 %

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Revenue in our European Transportation segment remained consistent at $3.1 billion in 2023 and 2022. Foreign currency movement increased revenue by approximately 2.0 percentage points in 2023. The decrease in revenue compared to 2022, after taking into effect the impact of foreign currency movement, primarily reflects lower volumes in a soft industry environment for freight transportation.

Adjusted EBITDA was $163 million, or 5.3% of revenue in 2023, compared with $169 million, or 5.5% of revenue, in 2022. The decrease in Adjusted EBITDA was primarily driven by the decrease in revenue after taking into effect the impact of foreign currency movement, described above, higher salaries, wages and employee benefits, and higher lease and facility costs. These items were partially offset by lower purchased transportation and fuel costs.

Depreciation and amortization expense increased in 2023 compared with 2022 primarily due to the impact of capital investments as well as foreign currency movements.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenue in our European Transportation segment decreased 0.1% to $3.07 billion in 2022, compared with $3.08 billion in 2021. Foreign currency movement decreased revenue by approximately 12.3 percentage points in 2022. The increase in revenue compared to 2021, after taking into effect the impact of foreign currency movement, primarily reflects higher fuel surcharge revenue.

Adjusted EBITDA was $169 million, or 5.5% of revenue in 2022, compared with $165 million, or 5.4% of revenue, in 2021. The increase in Adjusted EBITDA was primarily driven by lower compensation-related and third-party transportation costs, partially offset by higher fuel costs and the impact of inflation.

Depreciation and amortization expense decreased in 2022 compared with 2021 primarily due to the impact of foreign currency movement.

Liquidity and Capital Resources

Our cash and cash equivalents balance was $412 million as of December 31, 2023, compared to $460 million as of December 31, 2022. Our principal existing sources of cash are (i) cash generated from operations; (ii) borrowings available under our Second Amended and Restated Revolving Loan Credit Agreement, as amended (the "ABL Facility"); and (iii) proceeds from the issuance of other debt. As of December 31, 2023, we have $508 million available to draw under our ABL Facility, based on a borrowing base of $508 million and outstanding letters of credit of less than $1 million. Additionally, under a credit agreement, we have a $200 million uncommitted secured evergreen letter of credit facility, under which we have issued $139 million in aggregate face amount of letters of credit as of December 31, 2023.

In connection with the spin-off of RXO, effective November 4, 2022, the commitments under the ABL Facility were reduced from $1.0 billion to $600 million. There were no other significant changes made to the terms of the facility at that time. In February 2023, we amended the facility to, among other things: (i) extend the maturity date to April 30, 2026 (subject, in certain circumstances, to a springing maturity if more than $250 million of our existing term loan debt or certain refinancings thereof remain outstanding 91 days prior to their respective maturity dates); (ii) replace LIBOR-based benchmark rates applicable to loans outstanding with SOFR-based rates; (iii) reduce the sublimit for issuance of letters of credit to $200 million; (iv) reduce the sublimit for borrowings in Canadian Dollars to $50 million; (v) exclude real property from the collateral securing the obligations and (vi) make certain other changes to the covenants and other provisions therein. The aggregate commitment of all lenders under the amended ABL Facility remains equal to $600 million.

As of December 31, 2023, we had approximately $920 million of total liquidity. We continually evaluate our liquidity requirements in light of our operating needs, growth initiatives and capital resources. We believe that our existing liquidity and sources of capital are sufficient to support our operations over the next 12 months.

Trade Receivables Securitization and Factoring Programs

We sell certain of our trade accounts receivable on a non-recourse basis to third-party financial institutions under factoring agreements. We also sell trade accounts receivable under a securitization program for our European transportation business. We use trade receivables securitization and factoring programs to help manage our cash flows and offset the impact of extended payment terms for some of our customers. For more information, see Note 2—Basis of Presentation and Significant Accounting Policies to our Consolidated Financial Statements.

The maximum amount of net cash proceeds available at any one time under our securitization program, inclusive of any unsecured borrowings, is €200 million (approximately $221 million as of December 31, 2023). As of December 31, 2023, €1 million (approximately $1 million) was available under the program. Under the securitization program, we service the receivables we sell on behalf of the purchasers. The program expires in July 2026.

Information related to the trade receivables sold was as follows:

	Years Ended December 31,		
(In millions)	2023	2022	2021
Securitization programs			
Receivables sold in period	$ 1,815	$ 1,744	$ 1,726
Cash consideration	1,815	1,744	1,726
Factoring programs			
Receivables sold in period	103	111	64
Cash consideration	103	111	64

Bridge Facility

On December 4, 2023, in connection with the Yellow Asset Acquisition, we entered into a senior secured bridge term loan credit agreement (the "Bridge Credit Agreement"). Under this agreement, we were able to borrow up to an aggregate amount of $870 million (the "Bridge Facility"). Concurrently with the issuance of the Incremental Term Loans and the Senior Notes due 2032, described below, on December 13, 2023, we terminated the commitments under this agreement. The Bridge Facility remained unfunded at the termination date.

Term Loan Facility

In 2015, we entered into a Term Loan Credit Agreement that provided for a single borrowing of $1.6 billion, which was subsequently amended to increase the principal balance to $2.0 billion and to extend the maturity date to February 2025 (the "Existing Term Loan Facility").

In May 2023, we amended the Term Loan Credit Agreement to obtain $700 million of new term loans (the "New Term Loan Facility") having substantially similar terms as the Existing Term Loan Facility, except with respect to maturity date, issue price, interest rate, prepayment premiums in connection with certain voluntary prepayments and certain other provisions. The New Term Loan Facility was issued at 99.5% of the face amount and will mature on May 24, 2028.

In the same period, we used net proceeds from the New Term Loan Facility, the Senior Secured Notes due 2028 and the Senior Notes due 2031, as described below, together with cash on hand, to repay $2.0 billion of outstanding principal under the Existing Term Loan Facility, which was scheduled to mature in 2025, and to pay related fees, expenses and accrued interest. We recorded a debt extinguishment loss of $23 million in 2023 due to this repayment.

In December 2023, we entered into an incremental amendment to the Term Loan Credit Agreement to obtain $400 million of incremental term loans (the "Incremental Term Loans"). The Incremental Term Loans are a new tranche of loans under the Term Loan Credit Agreement, having substantially similar terms as the New Term Loan Facility, except with respect to maturity date, issue price, prepayment premiums in connection with certain voluntary prepayments and certain other provisions. The Incremental Term Loans were issued at par and will mature on February 1, 2031.

Both the New Term Loan Facility and Incremental Term Loans bear interest at a rate per annum equal to, at our option, either (a) a Term SOFR rate (subject to a 0.00% floor) or (b) a base rate (subject to a 0.00% floor), in each case, plus an applicable margin of 2.00% for Term SOFR loans or 1.00% for base rate loans. The interest rate for both tranches was 7.36% as of December 31, 2023.

Senior Notes

In December 2023, we completed the private placement of $585 million aggregate principal amount of senior notes due 2032 (the "Senior Notes due 2032"), which mature on February 1, 2032 and bear interest at a rate of 7.125% per annum. Interest is payable semi-annually in cash in arrears, commencing August 1, 2024. These notes were issued at par.

In the same period, we used net proceeds from the Incremental Term Loans and the Senior Notes due 2032, together with cash on hand, to finance the Yellow Asset Acquisition, to repay in full the $112 million aggregate principal amount outstanding of our Senior Notes due 2025, and to pay related fees, expenses and accrued interest. The redemption price for the Senior Notes due 2025 was 101.563% of the principal amount plus accrued and unpaid interest. We recorded a debt extinguishment loss of $2 million due to this redemption.

In May 2023, we completed private placements of $830 million aggregate principal amount of senior secured notes due 2028 (the “Senior Secured Notes due 2028”) and $450 million aggregate principal amount of senior notes due 2031 (the “Senior Notes due 2031”). The Senior Secured Notes due 2028 mature on June 1, 2028 and bear interest at a rate of 6.25% per annum. The Senior Notes due 2031 mature on June 1, 2031 and bear interest at a rate of 7.125% per annum. Interest is payable semi-annually in cash in arrears and commenced December 1, 2023. These notes were issued at par and were used to repay our Existing Term Loan Facility as described above.

In November 2022, we repurchased $408 million of the then $520 million outstanding Senior Notes due 2025 in a cash tender offer. Holders of the Senior Notes due 2025 received total consideration of $1,022.50 per $1,000.00 principal amount of notes tendered and accepted for purchase, plus accrued and unpaid interest. We paid for the tender using cash received from RXO in connection with its spin-off. We recorded a debt extinguishment loss of $13 million due to this repurchase in the fourth quarter of 2022.

In April 2022, we redeemed $630 million of the then $1.15 billion outstanding principal amount of the Senior Notes due 2025. The redemption price for the notes was 100% of the principal amount plus a premium, as defined in the indenture, of approximately $21 million and accrued and unpaid interest. We paid for the redemption using available liquidity. We recorded a debt extinguishment loss of $26 million due to this redemption in 2022.

In 2021, we redeemed our outstanding 6.125% senior notes due 2023 (“Senior Notes due 2023”), 6.75% senior notes due 2024 (“Senior Notes due 2024”) and 6.50% senior notes due 2022 (“Senior Notes due 2022”). The redemption price for the Senior Notes due 2023 and Senior Notes due 2022 was 100.0% of the principal amount, plus accrued and unpaid interest and the redemption price for the Senior Notes due 2024 was 103.375% of the principal amount, plus accrued and unpaid interest. We paid for the redemptions using available cash, net proceeds from a debt issuance and equity offering and cash received from GXO of approximately $794 million. We recorded debt extinguishment losses of $51 million related to these redemptions.

Share Issuance

In 2021, we completed a registered underwritten offering of 5.0 million shares of our common stock at a public offering price of $138.00 per share, plus an additional 750,000 shares of our common stock through an option granted to underwriters. Of the 5.0 million shares, we offered 2.5 million shares directly and 2.5 million shares were offered by Jacobs Private Equity, LLC (“JPE”), an entity controlled by the Company’s executive chairman. The additional 750,000 purchased shares were also split equally between us and JPE. We received approximately $384 million of proceeds, net of fees and expenses, from the sale of the shares and used them to repay a portion of our outstanding borrowings and for general corporate purposes. XPO did not receive any proceeds from the sale of shares by JPE.

Series A Convertible Perpetual Preferred Stock (“Preferred Stock”) and Warrants

In order to simplify our equity capital structure, in 2021, the remaining 1,015 preferred shares outstanding were exchanged for 0.1 million shares of common stock and the remaining 9.8 million warrants outstanding were exchanged for 9.2 million shares of common stock. The warrants exchanged included holdings of JPE. Subsequent to the exchange, there are no shares of Preferred Stock or warrants outstanding.

Share Repurchases

In February 2019, our Board of Directors authorized repurchases of up to $1.5 billion of our common stock. Our share repurchase authorization permits us to purchase shares in both the open market and in private transactions, with the timing and number of shares dependent on a variety of factors, including price, general business conditions, market conditions, alternative investment opportunities and funding considerations. We are not obligated to repurchase any specific number of shares and may suspend or discontinue the program at any time.

There were no share repurchases in 2023, 2022 or 2021. Our remaining share repurchase authorization as of December 31, 2023 is $503 million.

Loan Covenants and Compliance

As of December 31, 2023, we were in compliance with the covenants and other provisions of our debt agreements. Any failure to comply with any material provision or covenant of these agreements could have a material adverse effect on our liquidity and operations.

LIBOR

In 2023, as described above, we amended the terms of our ABL Facility and Existing Term Loan Facility, including transitioning the interest rate from the London Interbank Offered Rate (“LIBOR”) to other base rates. We have no other contracts or hedging relationships that reference LIBOR.

Sources and Uses of Cash

Our cash flows from operating, investing and financing activities from continuing operations, as reflected on our Consolidated Statements of Cash Flows, are summarized as follows:

	Years Ended December 31,		
(In millions)	2023	2022	2021
Net cash provided by operating activities from continuing operations	$ 694	$ 824	$ 490
Net cash used in investing activities from continuing operations	(1,502)	(404)	(141)
Net cash provided by (used in) financing activities from continuing operations	761	(861)	(1,933)

During 2023, we: (i) generated cash from operating activities from continuing operations of $694 million and (ii) received net proceeds of $3.0 billion from the issuance of debt. We used cash during this period primarily to: (i) purchase property and equipment of $1.5 billion; (ii) repay our Existing Term Loan Facility for $2.0 billion and (iii) redeem our Senior Notes due 2025 for $114 million.

During 2022, we: (i) generated cash from operating activities from continuing operations of $824 million; (ii) generated proceeds from sales of property and equipment of $88 million; and (iii) received a distribution from RXO of $312 million. We used cash during this period primarily to: (i) purchase property and equipment of $521 million; (ii) redeem a portion of our Senior Notes due 2025 for $1.1 billion and (iii) make payments on debt and finance leases of $61 million.

During 2021, we: (i) generated cash from operating activities from continuing operations of $490 million; (ii) generated proceeds from sales of property and equipment of $131 million; (iii) received a distribution from GXO of $794 million and (iv) generated proceeds of $384 million from the issuance of common stock. We used cash during this period primarily to: (i) purchase property and equipment of $269 million; (ii) redeem our Senior Notes due 2022, 2023 and 2024 for $2.8 billion; (iii) repay our ABL Facility borrowings of $200 million and (iv) make payments on debt and finance leases of $80 million.

Cash flows from operating activities from continuing operations for 2023 decreased by $130 million compared with 2022. The decrease in 2023 compared with 2022 reflects: (i) the impact of operating assets and liabilities utilizing $99 million of cash in 2023, compared with generating $1 million of cash in 2022; (ii) a $64 million non-cash goodwill impairment charge recognized in 2022, that was added back to income from continuing operations in the determination of 2022 operating cash flows; (iii) lower non-cash deferred tax expense of $49 million in 2023, that is also added back in the determination of operating cash flows and (iv) higher cash paid for interest of $40 million in 2023. These items were partially offset by: (i) lower gains on sales of property and equipment of $55 million in 2023 and (ii) higher non-cash depreciation, amortization and net lease activity of $40 million in 2023, that are both also added back in the determination of operating cash flows, and (iii) lower cash paid for taxes of $53 million in 2023.

Cash flows from operating activities from continuing operations for 2022 increased by $334 million compared with 2021. The increase in 2022 compared with 2021 reflects: (i) higher income from continuing operations of $88 million; (ii) higher non-cash deferred tax and stock compensation expenses of $119 million, that are added back to income from continuing operations in determining cash flow from operating activities; (iii) a $64 million non-cash goodwill impairment charge recognized in 2022, that also is added back in the determination of operating cash flows and (iv) the impact of operating assets and liabilities generating $1 million of cash in 2022, compared with utilizing $30 million of cash in 2021. Additionally, cash paid for interest was $108 million lower in 2022 compared to 2021.

As of December 31, 2023, we had $874 million of operating lease and related interest payment obligations, of which $152 million is due within the next twelve months. Additionally, we had operating leases that have not yet commenced with future undiscounted lease payments of $72 million. These operating leases will commence at various times beginning in 2024 through 2025 with initial lease terms of 4.5 years to 15 years. For further information on our operating leases and their maturities, see Note 8—Leases to our Consolidated Financial Statements.

Investing activities from continuing operations used $1,502 million of cash in 2023 compared with $404 million used in 2022 and $141 million used in 2021. During 2023, we used $1,533 million of cash to purchase property and equipment, including $878 million related to the Yellow Asset Acquisition, and received $29 million from sales of property and equipment. During 2022, we used $521 million of cash to purchase property and equipment and received $88 million of cash from sales of property and equipment and $29 million from the settlement of cross currency swaps. During 2021, we used $269 million of cash to purchase property and equipment and received $131 million of cash from sales of property and equipment. We anticipate gross capital expenditures to be between $700 million and $800 million in 2024, funded by cash on hand and available liquidity.

Financing activities from continuing operations generated $761 million of cash in 2023 compared with $861 million of cash used in 2022 and $1.9 billion of cash used in 2021. The primary source of cash from financing activities during 2023 was $3.0 billion of net proceeds from the issuance of debt. The primary uses of cash from financing activities during 2023 were $2.1 billion used to repay our Existing Term Loan Facility and redeem the Senior Notes due 2025 and $71 million used to repay other borrowings. The primary uses of cash from financing activities during 2022 were $1.1 billion used to redeem a portion of the Senior Notes due 2025 and $61 million used to repay other borrowings. The primary source of cash from financing activities from continuing operations during 2022 was $312 million of net proceeds from a distribution from RXO, which included net proceeds from RXO's debt offerings. The primary uses of cash from financing activities from continuing operations during 2021 were $2.8 billion used to redeem the senior notes due 2022, 2023 and 2024 and $200 million used to repay borrowings under our ABL Facility. The primary sources of cash from financing activities from continuing operations during 2021 were $794 million of proceeds from a distribution from GXO and $384 million of net proceeds from the issuance of common stock. In 2021, GXO completed a debt offering and used the net proceeds to fund a cash payment from GXO to XPO.

As of December 31, 2023, we had $3.3 billion total outstanding principal amount of debt, excluding finance leases. We have no significant debt maturities until 2028. Interest on our ABL and Term Loan facilities is variable, while interest on our senior notes is at fixed rates. Future interest payments associated with our debt total $1.4 billion at December 31, 2023, with $213 million payable within 12 months, and are estimated based on the principal amount of debt and applicable interest rates as of December 31, 2023. Additionally, as of December 31, 2023, we have $290 million of finance lease and related interest payment obligations, of which $71 million is due within the next twelve months. For further information on our debt facilities and maturities, see Note 12—Debt to our Consolidated Financial Statements. For further information on our finance lease maturities, see Note 8—Leases to our Consolidated Financial Statements.

Defined Benefit Pension Plans

We sponsor both funded and unfunded defined benefit plans for some employees in the U.S. Historically, we have realized income, rather than expense, from these plans. We generated aggregate income from our plans of $18 million in 2023, $60 million in 2022 and $61 million in 2021. The plans have been generating income due to their funded status and because they do not allow for new plan participants or additional benefit accruals.

Defined benefit pension plan amounts are calculated using various actuarial assumptions and methodologies. Assumptions include discount rates, inflation rates, expected long-term rate of return on plan assets, mortality rates, and other factors. The assumptions used in recording the projected benefit obligations and fair value of plan assets represent our best estimates based on available information regarding historical experience and factors that may cause future expectations to differ. Differences in actual experience or changes in assumptions could materially impact our obligation and future expense or income.

Discount Rate

In determining the appropriate discount rate, we are assisted by actuaries who utilize a yield-curve model based on a universe of high-grade corporate bonds (rated AA or better by Moody's, S&P or Fitch rating services). The model determines a single equivalent discount rate by applying the yield curve to expected future benefit payments.

The discount rates used in determining the net periodic benefit costs and benefit obligations are as follows:

	Qualified Plans		Non-Qualified Plans	
	2023	**2022**	**2023**	**2022**
Discount rate - net periodic benefit costs	5.36 %	2.43 %	5.26% - 5.33%	1.70% - 2.23%
Discount rate - benefit obligations	5.15 %	5.42 %	4.98% - 5.12%	5.29% - 5.42%

An increase or decrease of 25 basis points in the discount rate would decrease or increase our 2023 pre-tax pension income by approximately $1 million.

We use a full yield curve approach to estimate the interest cost component of net periodic benefit cost by applying specific spot rates along the yield curve used to determine the benefit obligation to each of the underlying projected cash flows based on time until payment.

Rate of Return on Plan Assets

We estimate the expected return on plan assets using current market data as well as historical returns. The expected return on plan assets is based on estimates of long-term returns and considers the plans' anticipated asset allocation over the course of the next year. The plan assets are managed using a long-term liability-driven investment strategy that seeks to mitigate the funded status volatility by increasing participation in fixed-income investments generally as funded status increases. This strategy was developed by analyzing a variety of diversified asset-class combinations in conjunction with the projected liabilities of the plans.

For the year ended December 31, 2023, our expected return on plan assets was $92 million, compared to the actual return on plan assets of $124 million. The actual annualized return on plan assets for 2023 was approximately 10%, which was above the expected return on asset assumption for the year due to positive returns in the long duration fixed income market environment, which represented 90% of the portfolio, along with positive performance from the domestic and international equity markets. An increase or decrease of 25 basis points in the expected return on plan assets would increase or decrease our 2023 pre-tax pension income by approximately $4 million.

Actuarial Gains and Losses

Changes in the discount rate and/or differences between the expected and actual rate of return on plan assets results in unrecognized actuarial gains or losses. For our defined benefit pension plans, accumulated unrecognized actuarial losses were $174 million as of December 31, 2023. The portion of the unrecognized actuarial gain/loss that exceeds 10% of the greater of the projected benefit obligation or the fair value of plan assets at the beginning of the year is amortized and recognized as income/expense over the estimated average remaining life expectancy of plan participants.

Effect on Results

The effects of the defined benefit pension plans on our results consist primarily of the net effect of the interest cost on plan obligations and the expected return on plan assets. We estimate that the defined benefit pension plans will contribute annual pre-tax income in 2024 of approximately $25 million.

Funding

In determining the amount and timing of pension contributions, we consider our cash position, the funded status as measured by the Pension Protection Act of 2006 and generally accepted accounting principles, and the tax deductibility of contributions, among other factors. We contributed $5 million in both 2023 and 2022 to the non-qualified plans and we estimate that we will contribute $5 million in 2024.

For additional information, see Note 13—Employee Benefit Plans to our Consolidated Financial Statements.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles. A summary of our significant accounting policies is contained in Note 2—Basis of Presentation and Significant Accounting Policies to our Consolidated Financial Statements. The methods, assumptions, and estimates that we use in applying our accounting policies may require us to apply judgments regarding matters that are inherently uncertain and may change based on changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and/or judgments have the potential to materially alter our results of operations. We have identified below our accounting policies that we believe could potentially produce materially different results if we were to change underlying assumptions, estimates and/or judgments. Although actual results may differ from estimated results, we believe the estimates are reasonable and appropriate.

Evaluation of Goodwill

We measure goodwill as the excess of consideration transferred over the fair value of net assets acquired in business combinations. We allocate goodwill to our reporting units for the purpose of impairment testing. We evaluate goodwill for impairment annually as of August 31, or more frequently if an event or circumstance indicates an impairment loss may have been incurred. We measure goodwill impairment, if any, at the amount a reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. Our reporting units are our operating segments or one level below our operating segments for which discrete financial information is prepared and regularly reviewed by segment management. Application of the goodwill impairment test requires judgment, including the identification of reporting units, the assignment of assets and liabilities to reporting units, the assignment of goodwill to reporting units, and a determination of the fair value of each reporting unit.

Accounting guidance allows entities to perform a qualitative assessment (a "step-zero" test) before performing a quantitative analysis. If an entity determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the entity does not need to perform a quantitative analysis for that reporting unit. The qualitative assessment includes a review of macroeconomic conditions, industry and market considerations, internal cost factors, and overall financial performance, among other factors.

For our 2023 annual goodwill assessment, we performed a step-zero qualitative analysis for our five reporting units. Based on the qualitative assessments performed, we concluded that it was not more-likely-than-not that the fair value of each of our reporting units was less than their carrying amounts and, therefore, further quantitative analysis was not performed, and we did not recognize any goodwill impairment.

Similarly, for our 2022 annual goodwill assessment performed as of August 31, we performed a step-zero qualitative analysis for each of the three reporting units that existed at that time and reached the same conclusion. However, in the fourth quarter of 2022 and in connection with the RXO spin-off, we performed additional impairment tests because the number of our reporting units increased from three to five to reflect our new internal organization. Specifically, while our European Transportation business was previously considered a single reporting unit, after the spin-off of RXO, it was determined that the European Transportation business was comprised of four reporting units. As a result, in the fourth quarter of 2022, we tested each of the four new reporting units for potential impairment. A quantitative test was performed for each of these four new reporting units using a combination of income and market approaches and we recorded an aggregate impairment charge of $64 million related to two of these new reporting units.

The income approach of determining fair value is based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. The discount rates reflect management's judgment and are based on a risk adjusted weighted-average cost of capital utilizing industry market data of businesses similar to the reporting units. Inherent in our preparation of cash flow projections are assumptions and estimates derived from a review of our operating results, business plans, expected growth rates, cost of capital and tax rates. Our forecasts also reflect expectations concerning future economic conditions, interest rates and other market data. The market approach of determining fair value is based on comparable market multiples for companies engaged in similar businesses, as well as recent transactions within our industry. We believe this approach, which utilizes multiple valuation techniques, yields the most appropriate evidence of fair value.

Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods. Changes in assumptions or estimates could materially affect the estimate of the fair value of a reporting unit, and therefore could affect the likelihood and amount of potential impairment.

Self-Insurance Accruals

We use a combination of self-insurance programs and purchased insurance to provide for the costs of medical, casualty, liability, vehicular, cargo, workers' compensation, cyber risk and property claims. We periodically evaluate our level of insurance coverage and adjust our insurance levels based on risk tolerance and premium expense. Liabilities for the risks we retain, including estimates of claims incurred but not reported, are not discounted and are estimated, in part, by considering historical cost experience, demographic and severity factors, and judgments about current and expected levels of cost per claim and retention levels. Additionally, claims may emerge in future years for events that occurred in a prior year at a rate that differs from previous actuarial projections. We believe the actuarial methods are appropriate for measuring these self-insurance accruals. However, based on the number of claims and the length of time from incurrence of the claims to ultimate settlement, the use of any estimation method is sensitive to the assumptions and factors described above along with other external factors. Accordingly, changes in these assumptions and factors can affect the estimated liability and those amounts may be different than the actual costs paid to settle the claims.

Income Taxes

Our annual effective tax rate is based on our income and statutory tax rates in the various jurisdictions in which we operate. Judgment and estimates are required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. Evaluating our tax positions would include but not be limited to our tax positions on internal restructuring transactions as well as the spin-offs of RXO and GXO. We review our tax positions quarterly and as new information becomes available. Our effective tax rate in any financial statement period may be materially impacted by changes in the mix and/or level of earnings by taxing jurisdiction.

Deferred income tax assets represent amounts available to reduce income taxes payable in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating losses and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing all available evidence, including the reversal of deferred tax liabilities, carrybacks available, and historical and projected pre-tax profits generated by our operations. Valuation allowances are established when, in management's judgment, it is more likely than not that our deferred tax assets will not be realized. In assessing the need for a valuation allowance, management weighs the available positive and negative evidence, including limitations on the use of tax losses and other carryforwards due to changes in ownership, historic information, and projections of future sources of taxable income that include and exclude future reversals of taxable temporary differences.

New Accounting Standards

Information related to new accounting standards is included in Note 2—Basis of Presentation and Significant Accounting Policies.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Our market risk disclosures involve forward-looking statements. Actual results could differ materially from those projected in such forward-looking statements. We are exposed to market risk related to changes in interest rates, foreign currency exchange rates and commodity price risk.

Interest Rate Risk

We have exposure to changes in interest rates on our debt, as follows:

Term Loan Facility. As of December 31, 2023, we had an aggregate principal amount outstanding of $1.1 billion on our Term Loan Facility. The interest rate fluctuates based on SOFR or a Base Rate, as defined in the agreement, plus an applicable margin. Assuming an average annual aggregate principal amount outstanding of $1.1 billion, a hypothetical 1% increase in the interest rate would have increased our annual interest expense by $11 million. Additionally, we utilize short-term interest rate swaps to mitigate variability in forecasted interest payments on our Term Loan Facility. The interest rate swaps convert floating-rate interest payments into fixed rate interest payments.

ABL Facility. The interest rates on our ABL Facility fluctuate based on SOFR or a Base Rate, as defined in the agreement, plus an applicable margin. Assuming our ABL Facility was fully drawn throughout 2023, a hypothetical 1% increase in the interest rate would have increased our annual interest expense by $6 million.

Fixed Rate Debt. As of December 31, 2023, we had $2.2 billion of fair value of indebtedness (excluding finance leases and asset financings) that bears interest at fixed rates. A 1% decrease in market interest rates as of December 31, 2023 would increase the fair value of our fixed-rate indebtedness by approximately 4%. For additional information concerning our debt, see Note 12—Debt to our Consolidated Financial Statements.

We also have exposure to changes in interest rates as a result of our cash balances, which totaled $412 million as of December 31, 2023 and generally earn interest income that approximates the federal funds rate. Assuming an annual average cash balance of $412 million, a hypothetical 1% increase in the interest rate would reduce our net interest expense by $4 million.

Foreign Currency Exchange Risk

A proportion of our net assets and income are in non-U.S. dollar ("USD") currencies, primarily the euro ("EUR") and British pound sterling ("GBP"). We are exposed to currency risk from potential changes in functional currency values of our foreign currency denominated assets, liabilities and cash flows. Consequently, a depreciation of the EUR or the GBP relative to the USD could have an adverse impact on our financial results.

As of December 31, 2023, a uniform 10% strengthening in the value of the USD relative to the EUR would have resulted in an increase in net assets of $7 million. As of December 31, 2023, a uniform 10% strengthening in the value of the USD relative to the GBP would have resulted in a decrease in net assets of $34 million. These theoretical calculations assume that an instantaneous, parallel shift in exchange rates occurs, which is not consistent with our actual experience in foreign currency transactions. Fluctuations in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The sensitivity analysis of the impact of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

Commodity Price Risk

We are exposed to price fluctuations for diesel fuel purchased for use in our vehicles. During the year ended December 31, 2023, diesel prices fluctuated by as much as 19% in France, 21% in the United Kingdom, and 23% in the United States. We include fuel surcharge programs or other cost-recovery mechanisms in many of our customer contracts to mitigate the effect of any fuel price increases over base amounts established in the contract. For our North American LTL business, pricing agreements with customers include a fuel surcharge that is typically indexed to fuel prices published weekly by the U.S. Department of Energy. The extent to which we are able to recover increases in fuel costs may also be impacted by the amount of empty or out-of-route truck miles or engine idling time. See the applicable discussion under Item 1A, “Risk Factors.”

ITEM 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
XPO, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of XPO, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Liabilities for self-insured claims

As discussed in Note 2 to the consolidated financial statements, the Company uses a combination of self-insurance programs and purchased insurance to provide for the costs of liability, vehicular, and workers' compensation claims (self-insured claims). The Company records estimates of the undiscounted liability associated with claims incurred as of the balance sheet date, including estimates of claims incurred but not reported, by considering historical cost experience, demographic and severity factors, and judgments about current and expected levels of cost per claim and retention levels. These liabilities are recorded within accrued liabilities and other long-term liabilities as of December 31, 2023.

We identified the assessment of the estimated liabilities for self-insured claims as a critical audit matter. The evaluation of the uncertainty in the amounts that will ultimately be paid to settle these claims required subjective auditor judgment. Assumptions that may affect the estimated liability of claims include the consideration of historical cost experience, severity factors, and judgments about current and expected levels of cost per claims that have uncertainty related to future occurrences or events and conditions. Additionally, the Company's liabilities for self-insured claims included estimates for expenses of claims that have been incurred but have not been reported, and specialized skills were needed to evaluate the actuarial methods and assumptions used to make these estimates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's self-insurance process. This included controls over the assumptions used in estimating the liabilities for self-insured claims. In addition, for a sample of claims, we compared the Company's estimates of liabilities for individual self-insured claims to current available information, which included legal claims, incident and case reports, current and historical cost experience, or other evidence. We involved an actuarial professional with specialized skills and knowledge, who assisted in:

- comparing the Company's actuarial reserving methodologies with accepted actuarial methods and procedures
- evaluating assumptions used in determining the liability, including expected level of cost per claim in relation to recent historical loss payment trends and demographic and severity factors
- developing an independent expected range of liabilities, including liabilities for claims that have been incurred but have not been recorded, based on actuarial methodologies
- comparing the Company's recorded liability to the independently developed liability range.

/s/ KPMG LLP

We have served as the Company's auditor since 2011.

Stamford, Connecticut

February 8, 2024

XPO, Inc.

Consolidated Balance Sheets

(In millions, except per share data)	December 31, 2023	December 31, 2022
ASSETS		
Current assets		
Cash and cash equivalents	$ 412	$ 460
Accounts receivable, net of allowances of $45 and $43, respectively	973	954
Other current assets	208	199
Current assets of discontinued operations	—	17
Total current assets	1,593	1,630
Long-term assets		
Property and equipment, net of $1,853 and $1,679 in accumulated depreciation, respectively	3,075	1,832
Operating lease assets	708	719
Goodwill	1,498	1,472
Identifiable intangible assets, net of $452 and $392 in accumulated amortization, respectively	422	407
Other long-term assets	196	209
Total long-term assets	5,899	4,639
Total assets	$ 7,492	$ 6,269
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 532	$ 521
Accrued expenses	775	774
Short-term borrowings and current maturities of long-term debt	69	59
Short-term operating lease liabilities	121	107
Other current liabilities	93	30
Current liabilities of discontinued operations	—	16
Total current liabilities	1,590	1,507
Long-term liabilities		
Long-term debt	3,335	2,473
Deferred tax liability	337	319
Employee benefit obligations	91	93
Long-term operating lease liabilities	588	606
Other long-term liabilities	285	259
Total long-term liabilities	4,636	3,750
Stockholders' equity		
Common stock, $0.001 par value; 300 shares authorized; 116 and 115 shares issued and outstanding as of December 31, 2023 and 2022, respectively	—	—
Additional paid-in capital	1,298	1,238
Retained earnings (accumulated deficit)	185	(4)
Accumulated other comprehensive loss	(217)	(222)
Total equity	1,266	1,012
Total liabilities and equity	$ 7,492	$ 6,269

See accompanying notes to consolidated financial statements.

XPO, Inc.

Consolidated Statements of Income

(In millions, except per share data)	Years Ended December 31, 2023	2022	2021
Revenue	$ 7,744	$ 7,718	$ 7,202
Salaries, wages and employee benefits	3,159	2,945	2,866
Purchased transportation	1,760	1,964	1,934
Fuel, operating expenses and supplies	1,623	1,687	1,492
Operating taxes and licenses	60	58	56
Insurance and claims	167	183	174
Gains on sales of property and equipment	(5)	(60)	(72)
Depreciation and amortization expense	432	392	385
Goodwill impairment	—	64	—
Litigation matter	8	—	—
Transaction and integration costs	58	58	36
Restructuring costs	44	50	19
Operating income	438	377	312
Other income	(15)	(55)	(60)
Debt extinguishment loss	25	39	54
Interest expense	168	135	211
Income from continuing operations before income tax provision	260	258	107
Income tax provision	68	74	11
Income from continuing operations	192	184	96
Income (loss) from discontinued operations, net of taxes	(3)	482	245
Net income	189	666	341
Net income from discontinued operations attributable to noncontrolling interests	—	—	(5)
Net income attributable to XPO	$ 189	$ 666	$ 336
Net income (loss) attributable to common shareholders			
Continuing operations	$ 192	$ 184	$ 96
Discontinued operations	(3)	482	240
Net income attributable to common shareholders	$ 189	$ 666	$ 336
Earnings (loss) per share data			
Basic earnings per share from continuing operations	$ 1.66	$ 1.60	$ 0.85
Basic earnings (loss) per share from discontinued operations	(0.02)	4.19	2.14
Basic earnings per share attributable to common shareholders	$ 1.64	$ 5.79	$ 2.99
Diluted earnings per share from continuing operations	$ 1.62	$ 1.59	$ 0.83
Diluted earnings (loss) per share from discontinued operations	(0.02)	4.17	2.10
Diluted earnings per share attributable to common shareholders	$ 1.60	$ 5.76	$ 2.93
Weighted-average common shares outstanding			
Basic weighted-average common shares outstanding	116	115	112
Diluted weighted-average common shares outstanding	118	116	114

See accompanying notes to consolidated financial statements.

XPO, Inc.

Consolidated Statements of Comprehensive Income

(In millions)	Years Ended December 31,		
	2023	2022	2021
Net income	$ 189	$ 666	$ 341
Other comprehensive income (loss), net of tax			
Foreign currency translation gain (loss), net of tax effect of $12, $(15) and $—	$ 28	$ (69)	$ (85)
Unrealized loss on financial assets/liabilities designated as hedging instruments, net of tax effect of $1, $(1) and $1	—	(2)	(3)
Defined benefit plans adjustment, net of tax effect of $9, $21 and $(11)	(23)	(69)	34
Other comprehensive income (loss)	5	(140)	(54)
Comprehensive income	$ 194	$ 526	$ 287
Less: Comprehensive income attributable to noncontrolling interests	—	—	3
Comprehensive income attributable to XPO	$ 194	$ 526	$ 284

See accompanying notes to consolidated financial statements.

XPO, Inc.

Consolidated Statements of Cash Flows

(In millions)	Years Ended December 31, 2023	2022	2021
Cash flows from operating activities of continuing operations			
Net income	$ 189	$ 666	$ 341
Income (loss) from discontinued operations, net of taxes	(3)	482	245
Income from continuing operations	192	184	96
Adjustments to reconcile income (loss) from continuing operations to net cash from operating activities			
Depreciation, amortization and net lease activity	432	392	385
Goodwill impairment	—	64	—
Stock compensation expense	78	77	31
Accretion of debt	11	16	18
Deferred tax expense	31	80	7
Gains on sales of property and equipment	(5)	(60)	(72)
Other	54	70	55
Changes in assets and liabilities			
Accounts receivable	(46)	(100)	(171)
Other assets	(9)	(3)	23
Accounts payable	(48)	62	98
Accrued expenses and other liabilities	4	42	20
Net cash provided by operating activities from continuing operations	694	824	490
Cash flows from investing activities of continuing operations			
Payment for purchases of property and equipment	(1,533)	(521)	(269)
Proceeds from sale of property and equipment	29	88	131
Proceeds from settlement of cross currency swaps	2	29	—
Other	—	—	(3)
Net cash used in investing activities from continuing operations	(1,502)	(404)	(141)
Cash flows from financing activities of continuing operations			
Proceeds from issuance of debt	2,962	—	—
Repayment of borrowings related to securitization program	—	—	(24)
Repurchase of debt	(2,117)	(1,068)	(2,769)
Proceeds from borrowings on ABL facility	—	275	—
Repayment of borrowings on ABL facility	—	(275)	(200)
Repayment of debt and finance leases	(71)	(61)	(80)
Payment of debt issuance costs	(27)	—	(5)
Issuance of common stock	—	—	384
Change in bank overdrafts	34	(20)	—
Payment for tax withholdings for restricted shares	(19)	(27)	(28)
Distribution from RXO and GXO spins, net	—	312	794
Other	(1)	3	(5)
Net cash provided by (used in) financing activities from continuing operations	761	(861)	(1,933)

XPO, Inc.

Consolidated Statements of Cash Flows (continued)

(In millions)	Years Ended December 31,		
	2023	2022	2021
Cash flows from discontinued operations			
Operating activities of discontinued operations	(12)	8	231
Investing activities of discontinued operations	3	649	(136)
Financing activities of discontinued operations	—	(1)	(301)
Net cash provided by (used in) discontinued operations	(9)	656	(206)
Effect of exchange rates on cash, cash equivalents and restricted cash	5	(18)	(2)
Net increase (decrease) in cash, cash equivalents and restricted cash	(51)	197	(1,792)
Cash, cash equivalents and restricted cash, beginning of year	470	273	2,065
Cash, cash equivalents and restricted cash, end of year	419	470	273
Less: Cash, cash equivalents and restricted cash of discontinued operations, end of year	—	—	35
Cash, cash equivalents and restricted cash of continuing operations, end of year	$ 419	$ 470	$ 238
Supplemental disclosure of cash flow information from continuing operations:			
Cash paid for interest	185	145	253
Cash paid for income taxes	34	87	78

See accompanying notes to consolidated financial statements.

XPO, Inc.

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2023, 2022 and 2021

	Series A Preferred Stock		Common Stock							
(Shares in thousands, dollars in millions)	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total XPO Stockholders' Equity	Non-controlling Interests	Total Equity
Balance as of December 31, 2020	**1**	**$ 1**	**102,052**	**$ —**	**$ 1,998**	**$ 868**	**$ (158)**	**$ 2,709**	**$ 140**	**$ 2,849**
Net income	—	—	—	—	—	336	—	336	5	341
Other comprehensive loss	—	—	—	—	—	—	(52)	(52)	(2)	(54)
Spin-off of GXO	—	—	—	—	(1,199)	(1,161)	126	(2,234)	(40)	(2,274)
Exercise and vesting of stock compensation awards	—	—	392	—	2	—	—	2	—	2
Tax withholdings related to vesting of stock compensation awards	—	—	—	—	(28)	—	—	(28)	—	(28)
Issuance of common stock	—	—	2,875	—	384	—	—	384	—	384
Conversion of preferred stock to common stock	(1)	(1)	145	—	1	—	—	—	—	—
Purchase of noncontrolling interests	—	—	—	—	(34)	—	—	(34)	(100)	(134)
Dividend declared	—	—	—	—	—	—	—	—	(3)	(3)
Exercise of warrants	—	—	9,215	—	—	—	—	—	—	—
Stock compensation expense	—	—	—	—	52	—	—	52	—	52
Other	—	—	58	—	3	—	—	3	—	3
Balance as of December 31, 2021	**—**	**$ —**	**114,737**	**$ —**	**$ 1,179**	**$ 43**	**$ (84)**	**$ 1,138**	**$ —**	**$ 1,138**
Net income	—	—	—	—	—	666	—	666	—	666
Other comprehensive loss	—	—	—	—	—	—	(140)	(140)	—	(140)
Spin-off of RXO	—	—	—	—	—	(713)	2	(711)	—	(711)
Exercise and vesting of stock compensation awards	—	—	698	—	—	—	—	—	—	—
Tax withholdings related to vesting of stock compensation awards	—	—	—	—	(23)	—	—	(23)	—	(23)
Stock compensation expense	—	—	—	—	77	—	—	77	—	77
Other	—	—	—	—	5	—	—	5	—	5
Balance as of December 31, 2022	**—**	**$ —**	**115,435**	**$ —**	**$ 1,238**	**$ (4)**	**$ (222)**	**$ 1,012**	**$ —**	**$ 1,012**

XPO, Inc.

Consolidated Statements of Changes in Equity (continued)

For the Years Ended December 31, 2023, 2022 and 2021

	Series A Preferred Stock		Common Stock							
(Shares in thousands, dollars in millions)	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total XPO Stockholders' Equity	Non-controlling Interests	Total Equity
Balance as of December 31, 2022	—	$ —	115,435	$ —	$ 1,238	$ (4)	$ (222)	$ 1,012	$ —	$ 1,012
Net income	—	—	—	—	—	189	—	189	—	189
Other comprehensive income	—	—	—	—	—	—	5	5	—	5
Exercise and vesting of stock compensation awards	—	—	638	—	—	—	—	—	—	—
Tax withholdings related to vesting of stock compensation awards	—	—	—	—	(20)	—	—	(20)	—	(20)
Stock compensation expense	—	—	—	—	78	—	—	78	—	78
Other	—	—	—	—	2	—	—	2	—	2
Balance as of December 31, 2023	—	$ —	116,073	$ —	$ 1,298	$ 185	$ (217)	$ 1,266	$ —	$ 1,266

See accompanying notes to consolidated financial statements.

XPO, Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

1. Organization

Nature of Operations

XPO, Inc., together with its subsidiaries ("XPO" or "we"), is a leading provider of freight transportation services. We use our proprietary technology to move goods efficiently through our customers' supply chains in North America and Europe. See Note 4—Segment Reporting and Geographic Information for additional information on our operations.

Strategic Developments

2023 was the first full year that XPO operated solely as an asset-based LTL service provider in North America, following the completion of three key parts of our strategic plan, as previously announced: the spin-offs of RXO, Inc. ("RXO") and GXO Logistics, Inc. ("GXO") in November 2022 and August 2021, respectively; and the sale of our North American intermodal operation in March 2022.

On December 20, 2023, we acquired 28 LTL service centers in the U.S. previously operated by Yellow Corporation (the "Yellow Asset Acquisition"). Under the transaction, we purchased 26 of the service centers and assumed existing leases for the other two locations. This is a strategic acquisition of assets that aligns with our commitment to invest in expanding our LTL network capacity.

Our Board of Directors has previously authorized the divestiture of our European business. There can be no assurance that the divestiture will occur, or of the terms or timing of a transaction.

The historical results of operations and financial positions of RXO, GXO and our intermodal operation are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all periods presented. For information on our discontinued operations, see Note 3—Discontinued Operations.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"), which requires us to make estimates and assumptions that impact the amounts reported and disclosed in our consolidated financial statements and the accompanying notes. We prepared these estimates based on the most current and best available information, but actual results could differ materially from these estimates and assumptions.

In the first quarter of 2023, we made certain changes to our financial reporting to increase transparency and improve comparability. Specifically, we changed the expense captions within Operating income in the Condensed Consolidated Statements of Income to more clearly reflect the nature of the expenses. The change to natural expense classification had no impact on consolidated Revenues or Operating income. At the time of the change, we recast prior period amounts to conform to the current presentation.

Consolidation

Our consolidated financial statements include the accounts of XPO, our wholly-owned subsidiaries, and our majority-owned subsidiaries and variable interest entity ("VIE") where we are the primary beneficiary. We have eliminated intercompany accounts and transactions.

To determine if we are a primary beneficiary of a VIE, we evaluate whether we are able to direct the activities that significantly impact the VIE's economic performance, including whether we control the operations of each VIE and whether we can operate the VIE under our brand or policies. Investors in the VIE only have recourse to the assets owned by the VIE and not to our general credit. We do not have implicit support arrangements with the VIE. We consolidate the VIE, which is comprised of the special purpose entity related to the European trade securitization program discussed below.

We have a controlling financial interest in entities generally when we own a majority of the voting interest. The noncontrolling interests reflected in our consolidated financial statements primarily related to a minority interest in XPO Logistics Europe SA ("XPO Logistics Europe"), a business we acquired majority ownership of in 2015. In 2021, we completed a buy-out offer and squeeze-out for the remaining 3% of XPO Logistics Europe that we did not already own.

Significant Accounting Policies

Revenue Recognition

We recognize revenue when we transfer control of promised products or services to customers in an amount equal to the consideration we expect to receive for those products or services.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when the performance obligation is satisfied.

We generate revenue by providing less-than-truckload and other transportation services for our customers. Additional services may be provided to our customers under their transportation contracts, including unloading and other incidental services. The transaction price is based on the consideration specified in the customer's contract.

A performance obligation is created when a customer under a transportation contract submits a bill of lading for the transport of goods from origin to destination. These performance obligations are satisfied as the shipments move from origin to destination. We recognize transportation revenue proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. Some of our customer contracts contain our promise to stand ready to provide transportation services. For these contracts, we recognize revenue on a straight-line basis over the term of the contract because the pattern of benefit to the customer, and our efforts to fulfill the contract, are generally distributed evenly throughout the period. Performance obligations are generally short-term, with transit times usually less than one week. Generally, customers are billed on shipment of the freight or on a monthly basis and make payment according to approved payment terms. When we do not control the specific services, we recognize revenue as the difference between the amount the customer pays us for the service less the amount we are charged by third parties who provide the service.

Generally, we can adjust our pricing based on contractual provisions related to achieving agreed-upon performance metrics, changes in volumes, services and market conditions. Revenue relating to these pricing adjustments is estimated and included in the consideration if it is probable that a significant revenue reversal will not occur in the future. The estimate of variable consideration is determined by the expected value or most likely amount method and factors in current, past and forecasted experience with the customer. Customers are billed based on terms specified in the revenue contract and they pay us according to approved payment terms.

Contract Costs

We expense the incremental costs of obtaining contracts when incurred if the amortization period of the assets is one year or less. These costs are included in Salaries, wages and employee benefits on our Consolidated Statements of Income.

Cash, Cash Equivalents and Restricted Cash

We consider all highly liquid investments with an original maturity of three months or less on the date of purchase to be cash equivalents. As of December 31, 2023, 2022 and 2021, our restricted cash included in Other long-term assets on our Consolidated Balance Sheets was $7 million, $10 million and $10 million, respectively.

Accounts Receivable and Allowance for Credit Losses

We record accounts receivable at the contractual amount and we record an allowance for credit losses for the amount we estimate we may not collect. In determining the allowance for credit losses, we consider historical collection experience, the age of the accounts receivable balances, the credit quality and risk of our customers, any specific customer collection issues, current economic conditions, and other factors that may impact our customers' ability to pay. We also consider reasonable and supportable forecasts of future economic conditions and their expected impact on customer collections in determining our allowance for credit losses. We write off accounts receivable balances once the receivables are no longer deemed collectible.

The roll-forward of the allowance for credit losses was as follows:

	Years Ended December 31,		
(In millions)	**2023**	**2022**	**2021**
Beginning balance	$ 43	$ 36	$ 33
Provision charged to expense	33	27	20
Write-offs, less recoveries, and other adjustments	(31)	(20)	(17)
Ending balance	$ 45	$ 43	$ 36

Trade Receivables Securitization and Factoring Programs

We sell certain of our trade accounts receivable on a non-recourse basis to third-party financial institutions under factoring agreements. We account for these transactions as sales of receivables and present cash proceeds as cash provided by operating activities in the Consolidated Statements of Cash Flows. We also sell trade accounts receivable under a securitization program for our European transportation business. We use trade receivables securitization and factoring programs to help manage our cash flows and offset the impact of extended payment terms for some of our customers.

Under the trade receivables securitization program, a wholly-owned bankruptcy-remote special purpose entity of XPO sells trade receivables that originate with wholly-owned subsidiaries to unaffiliated entities. The program expires in July 2026 and contains financial covenants customary for this type of arrangement, including maintaining a defined average days sales outstanding ratio.

We account for transfers under our securitization and factoring arrangements as sales because we sell full title and ownership in the underlying receivables and control of the receivables is considered transferred. For these transfers, the receivables are removed from our Consolidated Balance Sheets at the date of transfer.

The maximum amount of net cash proceeds available at any one time under our securitization program, inclusive of any unsecured borrowings, is €200 million (approximately $221 million as of December 31, 2023). As of December 31, 2023, €1 million (approximately $1 million) was available under the program. The weighted average interest rate was 5.35% as of December 31, 2023.

Information related to the trade receivables sold was as follows:

(In millions)	Years Ended December 31, 2023	2022	2021
Securitization programs			
Receivables sold in period	$ 1,815	$ 1,744	$ 1,726
Cash consideration	1,815	1,744	1,726
Factoring programs			
Receivables sold in period	103	111	64
Cash consideration	103	111	64

Property and Equipment

We generally record property and equipment at cost, or in the case of property and equipment acquired in a business combination, at fair value at the date of acquisition.

In connection with the Yellow Asset Acquisition, on December 20, 2023, we acquired 28 LTL service centers for a purchase price of $918 million, including a cash payment of $870 million, the assumption of certain liabilities and direct transaction costs. Under the transaction, we purchased 26 of the service centers, primarily consisting of land and buildings, and assumed existing leases for the other two locations. The transaction was accounted for as an asset acquisition, with the assets recorded at cost. The Consolidated Statements of Cash Flows for the year ended December 31, 2023 reflects an $878 million investing cash outflow for this transaction.

Maintenance and repair expenditures are charged to expense as incurred. For internally-developed computer software, all costs incurred during planning and evaluation are expensed as incurred. Costs incurred during the application development stage are capitalized and included in property and equipment. Capitalized software also includes the fair value of acquired internal-use technology.

We compute depreciation expense on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Estimated Useful Life
Buildings and leasehold improvements	Term of lease to 40 years
Vehicles, tractors and trailers	3 to 14 years
Machinery and equipment	3 to 10 years
Computer software and equipment	1 to 5 years

Leases

We determine if an arrangement is a lease at inception. We recognize operating lease right-of-use assets and liabilities at the lease commencement date based on the estimated present value of the lease payments over the lease term. As most of our leases do not provide an implicit rate, we use incremental borrowing rates based on the information available at commencement date to determine the present value of future lease payments. This rate is determined from a hypothetical yield curve that takes into consideration market yield levels of our relevant debt outstanding as well as the index that matches our credit rating, and then adjusts as if the borrowings were collateralized.

We include options to extend or terminate a lease in the lease term when we are reasonably certain to exercise such options. We exclude variable lease payments (such as payments not based on an index or reimbursements of lessor costs) from our initial measurement of the lease liability. We recognize leases with an initial term of 12 months or less as lease expense over the lease term and those leases are not recorded on our Consolidated Balance Sheets. We account for lease and non-lease components within a contract as a single lease component for our real estate leases. For additional information on our leases, see Note 8—Leases.

Asset Retirement Obligations

A liability for an asset retirement obligation is recorded in the period in which it is incurred. When an asset retirement obligation liability is initially recorded, we capitalize the cost by increasing the carrying amount of the related long-lived asset. For each subsequent period, the liability is increased for accretion expense and the capitalized cost is depreciated over the useful life of the related asset. In connection with the Yellow Asset Acquisition, in December 2023, we recognized $6 million of Asset Retirement Obligations.

Goodwill

We measure goodwill as the excess of consideration transferred over the fair value of net assets acquired in business combinations. We allocate goodwill to our reporting units for the purpose of impairment testing. We evaluate goodwill for impairment annually as of August 31, or more frequently if an event or circumstance indicates an impairment loss may have been incurred. We measure goodwill impairment, if any, at the amount a reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. Our reporting units are our operating segments or one level below our operating segments for which discrete financial information is prepared and regularly reviewed by segment management.

Accounting guidance allows entities to perform a qualitative assessment (a "step-zero" test) before performing a quantitative analysis. If an entity determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the entity does not need to perform a quantitative analysis for that reporting unit. The qualitative assessment includes a review of macroeconomic conditions, industry and market considerations, internal cost factors, and overall financial performance, among other factors.

For our 2023 annual goodwill assessment, we performed a step-zero qualitative analysis for our five reporting units. Based on the qualitative assessments performed, we concluded that it was not more-likely-than-not that the fair value of each of our reporting units was less than their carrying amounts and, therefore, further quantitative analysis was not performed, and we did not recognize any goodwill impairment.

Similarly, for our 2022 annual goodwill assessment performed as of August 31, we performed a step-zero qualitative analysis for each of the three reporting units that existed at that time and reached the same conclusion. However, in the fourth quarter of 2022 and in connection with the RXO spin-off, we performed additional impairment tests because the number of our reporting units increased from three to five to reflect our new internal organization. Specifically, while our European Transportation business was previously considered a single reporting unit, after the spin-off of RXO, it was determined that the European Transportation business was comprised of four reporting units. As a result, in the fourth quarter of 2022, we tested each of the four new reporting units for potential impairment. A quantitative test was performed for each of these four new reporting units using a combination of income and market approaches and we recorded an aggregate impairment charge of $64 million related to two of these new reporting units.

The income approach of determining fair value is based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for our business. The market approach of determining fair value is based on comparable market multiples for companies engaged in similar businesses, as well as recent transactions within our industry.

Intangible Assets

Our intangible assets subject to amortization consist primarily of customer relationships and favorable leases. In connection with the Yellow Asset Acquisition, the assumed leases contained favorable terms compared to market terms for similar leases and, as result, we recognized a $65 million favorable lease intangible asset in December 2023.

We review long-lived assets to be held-and-used, including tangible assets and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset is considered to be impaired if the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group is less than its carrying amount. An impairment loss is measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset. We estimate fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. We amortize intangible assets on a straight-line basis or on a basis consistent with the pattern in which the economic benefits are realized. The estimated useful life for intangible assets at December 31, 2023 is 14 to 25 years.

Accrued Expenses

The components of accrued expenses as of December 31, 2023 and 2022 are as follows:

	As of December 31,	
(In millions)	**2023**	**2022**
Accrued salaries and wages	$ 310	$ 294
Accrued transportation and facility charges	215	226
Accrued insurance claims	99	111
Accrued taxes	84	82
Other accrued expenses	67	61
Total accrued expenses	$ 775	$ 774

Self-Insurance

We use a combination of self-insurance programs and purchased insurance to provide for the costs of medical, casualty, liability, vehicular, cargo, workers' compensation, cyber risk and property claims. We periodically evaluate our level of insurance coverage and adjust our insurance levels based on risk tolerance and premium expense.

Liabilities for the risks we retain, including estimates of claims incurred but not reported, are not discounted and are estimated, in part, by considering historical cost experience, demographic and severity factors, and judgments about current and expected levels of cost per claim and retention levels. Changes in these assumptions and factors can impact actual costs paid to settle the claims and those amounts may be different than our estimates.

Advertising Costs

Advertising costs are expensed as incurred.

Stockholders' Equity

We retire shares purchased under our share repurchase program and return them to authorized and unissued status. We charge any excess of cost over par value to Additional paid-in capital if a balance is present. If Additional paid-in capital is fully depleted, any remaining excess of cost over par value will be charged to Retained earnings.

Accumulated Other Comprehensive Income (Loss)

The components of and changes in accumulated other comprehensive income (loss) ("AOCI"), net of tax, for the years ended December 31, 2023 and 2022, are as follows:

(In millions)	Foreign Currency Translation Adjustments	Derivative Hedges	Defined Benefit Plans Liability	AOCI Attributable to XPO
As of December 31, 2021	$ (52)	$ —	$ (32)	$ (84)
Other comprehensive income (loss)	(62)	(2)	(69)	(133)
Amounts reclassified from AOCI	(7)	—	—	(7)
Net current period other comprehensive income (loss)	(69)	(2)	(69)	(140)
Spin-off of RXO	2	—	—	2
As of December 31, 2022	(119)	(2)	(101)	(222)
Other comprehensive income (loss)	37	3	(23)	17
Amounts reclassified from AOCI	(9)	(3)	—	(12)
Net current period other comprehensive income (loss)	28	—	(23)	5
As of December 31, 2023	$ (91)	$ (2)	$ (124)	$ (217)

Income Taxes

We account for income taxes using the asset and liability method on a legal entity and jurisdictional basis, under which we recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns. Our calculation relies on several factors, including pre-tax earnings, differences between tax laws and accounting rules, statutory tax rates, tax credits, uncertain tax positions, and valuation allowances. We use judgment and estimates in evaluating our tax positions. Evaluating our tax positions would include but not be limited to our tax positions on internal restructuring transactions as well as the spin-offs of RXO and GXO. Valuation allowances are established when, in our judgment, it is more likely than not that our deferred tax assets will not be realized based on all available evidence. We record Global Intangible Low-Taxed Income ("GILTI") tax as a period cost.

Our tax returns are subject to examination by U.S. Federal, state and foreign taxing jurisdictions. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years. We recognize tax benefits from uncertain tax positions only if (based on the technical merits of the position) it is more likely than not that the tax positions will be sustained on examination by the tax authority. We adjust these tax liabilities, including related interest and penalties, based on the current facts and circumstances. We report tax-related interest and penalties as a component of income tax expense.

Foreign Currency Translation and Transactions

The assets and liabilities of our foreign subsidiaries that use their local currency as their functional currency are translated to U.S. dollars ("USD") using the exchange rate prevailing at each balance sheet date, with balance sheet currency translation adjustments recorded in AOCI on our Consolidated Balance Sheets. The assets and liabilities of our foreign subsidiaries whose local currency is not their functional currency are remeasured from their local currency to their functional currency and then translated to USD. The results of operations of our foreign subsidiaries are translated to USD using average exchange rates prevailing for each period presented.

We convert foreign currency transactions recognized on our Consolidated Statements of Income to USD by applying the exchange rate prevailing on the date of the transaction. Gains and losses arising from foreign currency transactions and the effects of remeasuring monetary assets and liabilities are recorded in Other income on our Consolidated Statements of Income.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The levels of inputs used to measure fair value are:

- Level 1—Quoted prices for identical instruments in active markets;
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and
- Level 3—Valuations based on inputs that are unobservable, generally utilizing pricing models or other valuation techniques that reflect management's judgment and estimates.

We base our fair value estimates on market assumptions and available information. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and current maturities of long-term debt approximated their fair values as of December 31, 2023 and 2022 due to their short-term nature and/or being receivable or payable on demand. The Level 1 cash equivalents include money market funds valued using quoted prices in active markets and a cash deposit for the securitization program. For information on the fair value hierarchy of our derivative instruments, see Note 11—Derivative Instruments and for information on financial liabilities, see Note 12—Debt.

The fair value hierarchy of cash equivalents was as follows:

(In millions)	Carrying Value	Fair Value	Level 1
December 31, 2023	$ 369	$ 369	$ 369
December 31, 2022	402	402	402

Derivative Instruments

We record all derivative instruments on our Consolidated Balance Sheets as assets or liabilities at fair value. Our accounting treatment for changes in the fair value of derivative instruments depends on whether the instruments have been designated and qualify as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the derivative based on the exposure being hedged and assess, both at the hedge's inception and on an ongoing basis, whether the designated derivative instruments are highly effective in offsetting changes in earnings and cash flows of the hedged items. When a derivative instrument is determined not to be highly effective as a hedge or the underlying hedged transaction is no longer probable, hedge accounting is discontinued prospectively. We link cash flow hedges to specific forecasted transactions or variability of cash flow to be paid.

The gain or loss resulting from fair value adjustments on cash flow hedges are recorded in AOCI on our Consolidated Balance Sheets until the hedged item is recognized in earnings and is presented in the same income statement line item as the earnings effect of the hedged item. The gains and losses on the net investment hedges are recorded as cumulative translation adjustments in AOCI to the extent that the instruments are effective in hedging the designated risk. Gains and losses on cash flow hedges and net investment hedges representing hedge components excluded from the assessment of effectiveness will be amortized into Interest expense on our Consolidated Statements of Income in a systematic manner. Derivatives that are not designated as hedging instruments are adjusted to fair value through earnings and are recorded in Other income on our Consolidated Statements of Income.

Defined Benefit Pension Plans

We calculate defined benefit pension plan obligations using various actuarial assumptions and methodologies. Assumptions include discount rates, inflation rates, expected long-term rate of return on plan assets, mortality rates, and other factors. The assumptions used in recording the projected benefit obligation and fair value of plan assets represent our best estimates based on available information regarding historical experience and factors that may cause future expectations to differ. Our obligation and future expense amounts could be materially impacted by differences in actual experience or changes in assumptions.

The impact of plan amendments, actuarial gains and losses and prior-service costs are recorded in AOCI and are generally amortized as a component of net periodic benefit cost over the remaining service period of the active employees covered by the defined benefit pension plans. Unamortized gains and losses are amortized only to the extent they exceed 10% of the higher of the fair value of plan assets or the projected benefit obligation of the respective plan.

Stock-Based Compensation

We account for stock-based compensation based on the equity instrument's grant date fair value. For grants of restricted stock units ("RSUs") subject to service-based or performance-based vesting conditions only, we establish the fair value based on the market price on the date of the grant. For grants of RSUs subject to market-based vesting conditions, we establish the fair value using the Monte Carlo simulation lattice model. We determined the fair value of our stock-based awards based on our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We account for forfeitures as they occur.

We recognize the grant date fair value of equity awards as compensation cost over the requisite service period. We recognize expense for our performance-based restricted stock units ("PRSUs") over the awards' requisite service period based on the number of awards expected to vest with consideration to the actual and expected financial results. We do not recognize expense until achievement of the performance targets for a PRSU award is considered probable.

Adoption of New Accounting Standard

In March 2020, the FASB issued ASU 2020-04, "Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting." The ASU provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform. The amendments apply only to contracts and hedging relationships that reference London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued due to reference rate reform. The amendments are elective and are effective upon issuance. In December 2022, the FASB issued ASU 2022-06, "Reference rate reform (Topic 848): Deferral of the sunset date of Topic 848" which defers the expiration date for Topic 848 from December 31, 2022 until December 31, 2024. At December 31, 2022, our revolving loan credit agreement (the "ABL Facility") and senior secured term loan credit agreement, as amended (the "Existing Term Loan Facility"), provided for an interest rate based on LIBOR. In 2023, we amended the terms of our ABL Facility and Existing Term Loan Facility, including transitioning the interest rate from LIBOR to other base rates. See Note 12—Debt for further information. The modifications of these facilities to transition from LIBOR to other base rates did not have a material impact on our consolidated financial statements.

Accounting Pronouncements Issued but Not Yet Effective

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The ASU modifies income tax disclosures by requiring (i) consistent categories and greater disaggregation of information in the rate reconciliations and (ii) the disclosure of income taxes paid disaggregated by jurisdiction, among other requirements. This ASU is effective for fiscal years beginning after December 31, 2024 and should be applied on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. We are currently evaluating the impact of the new standard, which is limited to financial statement disclosures.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in the ASU improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit and loss, and provide new segment disclosure requirements for entities with a single reportable segment, among other disclosure requirements. This ASU is effective for fiscal years beginning after December 15, 2023 and should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is permitted. We are currently evaluating the impact of the new standard, which is limited to financial statement disclosures.

3. Discontinued Operations

As discussed above, the results of RXO, our intermodal operation and GXO are presented as discontinued operations.

The following table summarizes the results of operations from discontinued operations:

	Years Ended December 31,	
(In millions)	2022	2021
Revenue	$ 4,403	$ 10,200
Salaries, wages and employee benefits	503	2,418
Purchased transportation	3,216	4,747
Fuel, operating expenses and supplies	296	2,139
Operating taxes and licenses	3	44
Insurance and claims	19	56
Depreciation and amortization expense	67	276
Gain on sale of business	(430)	—
Transaction and other operating costs	125	134
Operating income	604	386
Other income	(2)	(27)
Interest expense	—	12
Income from discontinued operations before income tax provision	606	401
Income tax provision	124	156
Net income from discontinued operations, net of taxes	482	245
Net income from discontinued operations attributable to noncontrolling interests	—	(5)
Net income from discontinued operations	$ 482	$ 240

During the years ended December 31, 2023, 2022 and 2021, we incurred approximately $57 million, $152 million and $125 million, respectively, of costs related to the spin-offs, of which $6 million, $120 million and $101 million, respectively, are reflected within income from discontinued operations in our Consolidated Statements of Income.

In 2022, we completed the sale of our intermodal operation for cash proceeds of approximately $705 million, net of cash disposed. The pre-tax gain on the sale was $430 million, net of transaction costs and working capital adjustment.

Additionally, in 2022, RXO completed debt offerings and used the net proceeds of $446 million to fund a cash payment from RXO to XPO, which we used to repay a portion of our outstanding borrowings and fund any related fees and expenses. Similarly, in 2021, GXO completed a debt offering and used the net proceeds to fund a cash payment from GXO to XPO of $794 million, which we used to repay a portion of our outstanding borrowings. For further information, see Note 12—Debt.

Prior to the spin-off of GXO, the pension plan for some employees in the United Kingdom was sold to a GXO entity and approximately $82 million of AOCI, net of tax, was transferred to GXO.

In connection with both spin-offs, we entered into separation and distribution agreements as well as various other agreements that provided a framework for the relationships between the parties going forward, including, among others, an employee matters agreement (“EMA”), a tax matters agreement, an intellectual property license agreement and a transition services agreement, through which XPO agreed to provide certain services for a period of time specified in the applicable agreement following the spin-offs. The impact of these services on the consolidated financial statements was immaterial.

4. Segment Reporting and Geographic Information

We are organized into two reportable segments: North American Less-Than-Truckload ("LTL"), the largest component of our business, and European Transportation.

In our asset-based North American LTL segment, we provide shippers with geographic density and day-definite domestic and cross-border services to the U.S., as well as Mexico, Canada and the Caribbean. Our North American LTL segment also includes the results of our trailer manufacturing operations.

In our European Transportation segment, we serve an extensive base of customers within the consumer, trade and industrial markets. We offer dedicated truckload, LTL, truck brokerage, managed transportation, last mile, freight forwarding and multimodal solutions, such as road-rail and road-short sea combinations.

Corporate includes corporate headquarters costs for executive officers and certain legal and financial functions, and other costs and credits not attributed to our reportable segments.

Our chief operating decision maker ("CODM") regularly reviews financial information at the operating segment level to allocate resources to the segments and to assess their performance. We include items directly attributable to a segment, and those that can be allocated on a reasonable basis, in segment results reported to the CODM. We do not provide asset information by segment to the CODM. Our CODM evaluates segment profit (loss) based on adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), which we define as income from continuing operations before debt extinguishment loss, interest expense, income tax, depreciation and amortization expense, goodwill impairment charges, litigation matters, transaction and integration costs, restructuring costs and other adjustments. Segment Adjusted EBITDA reflects an allocation of corporate costs.

Selected financial data for our segments is as follows:

(in millions)	Years Ended December 31, 2023	2022	2021
Revenue			
North American LTL	$ 4,671	$ 4,645	$ 4,125
European Transportation	3,073	3,073	3,077
Total	$ 7,744	$ 7,718	$ 7,202
Adjusted EBITDA			
North American LTL [1]	$ 864	$ 932	$ 826
European Transportation	163	169	165
Corporate [1]	(31)	(104)	(179)
Total Adjusted EBITDA	996	997	812
Less:			
Debt extinguishment loss	25	39	54
Interest expense	168	135	211
Income tax provision	68	74	11
Depreciation and amortization expense	432	392	385
Goodwill impairment [2]	—	64	—
Litigation matter [3]	8	—	—
Transaction and integration costs [4]	58	58	36
Restructuring costs [5]	44	50	19
Other	1	1	—
Income from continuing operations	$ 192	$ 184	$ 96
Depreciation and amortization expense			
North American LTL	$ 291	$ 239	$ 227
European Transportation	136	128	140
Corporate	5	25	18
Total	$ 432	$ 392	$ 385

(1) In the first quarter of 2023, we began allocating incremental corporate costs from Corporate to North American LTL. Prior periods have been recast to reflect these incremental allocations.

(2) See Note 9— Goodwill for further information on the impairment charge.

(3) See Note 18— Commitments and Contingencies for further information on the litigation matter.

(4) Transaction and integration costs for 2023 are primarily comprised of stock-based compensation and retention awards for certain employees related to strategic initiatives. Transaction and integration costs for 2022 and 2021 are primarily comprised of third-party professional fees related to strategic initiatives as well as retention awards paid to certain employees. Transaction and integration costs for 2023, 2022 and 2021 include $0 million, $3 million and $1 million, respectively, related to our North American LTL segment; $2 million, $6 million and $14 million, respectively, related to our European Transportation segment and $56 million, $49 million and $21 million, respectively, related to Corporate.

(5) See Note 6— Restructuring Charges for further information on our restructuring actions.

As of December 31, 2023 and 2022, we held long-lived tangible assets outside of the U.S. of $427 million and $397 million, respectively.

5. Revenue Recognition

Disaggregation of Revenues

Our revenue disaggregated by geographic area based on sales office location was as follows:

	Year Ended December 31, 2023		
(In millions)	North American LTL	European Transportation	Total
Revenue			
United States	$ 4,572	$ —	$ 4,572
North America (excluding United States)	99	—	99
France	—	1,291	1,291
United Kingdom	—	905	905
Europe (excluding France and United Kingdom)	—	877	877
Total	$ 4,671	$ 3,073	$ 7,744

	Year Ended December 31, 2022		
(In millions)	North American LTL	European Transportation	Total
Revenue			
United States	$ 4,549	$ —	$ 4,549
North America (excluding United States)	96	—	96
France	—	1,328	1,328
United Kingdom	—	878	878
Europe (excluding France and United Kingdom)	—	867	867
Total	$ 4,645	$ 3,073	$ 7,718

	Year Ended December 31, 2021		
(In millions)	North American LTL	European Transportation	Total
Revenue			
United States	$ 4,036	$ —	$ 4,036
North America (excluding United States)	89	—	89
France	—	1,354	1,354
United Kingdom	—	879	879
Europe (excluding France and United Kingdom)	—	844	844
Total	$ 4,125	$ 3,077	$ 7,202

6. Restructuring Charges

We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure, including actions in connection with spin-offs and other divestment activities. These actions generally include severance and facility-related costs, including impairment of lease assets, as well as contract termination costs, and are intended to improve our efficiency and profitability.

Our restructuring-related activity was as follows:

		Year Ended December 31, 2023			
(In millions)	Reserve Balance as of December 31, 2022	Charges Incurred	Payments	Foreign Exchange and Other	Reserve Balance as of December 31, 2023
Severance					
North American LTL	$ 2	$ 6	$ (5)	$ (1)	$ 2
European Transportation	1	12	(12)	—	1
Corporate	19	20	(30)	(1)	8
Total	$ 22	$ 38	$ (47)	$ (2)	$ 11

In addition to the severance charges noted in the table above, we recorded a non-cash lease impairment charge of $6 million in our North American LTL segment in the first quarter of 2023.

We expect the majority of the cash outlays related to the charges incurred in 2023 will be complete within twelve months.

		Year Ended December 31, 2022			
(In millions)	Reserve Balance as of December 31, 2021	Charges Incurred	Payments	Foreign Exchange and Other	Reserve Balance as of December 31, 2022
Severance					
North American LTL	$ —	$ 2	$ (3)	$ 3	$ 2
European Transportation	6	6	(10)	(1)	1
Corporate [1]	7	39	(9)	(18)	19
Total severance	13	47	(22)	(16)	22
Contract termination					
North American LTL	—	3	(3)	—	—
Total contract termination	—	3	(3)	—	—
Total	$ 13	$ 50	$ (25)	$ (16)	$ 22

(1) For the year ended December 31, 2022, charges incurred and foreign exchange and other included the recognition of share-based compensation costs and the corresponding settlement of equity awards upon vesting in conjunction with the spin-off of RXO.

7. Property and Equipment

(In millions)	December 31, 2023	December 31, 2022
Property and equipment		
Land [(1)]	$ 860	$ 258
Buildings and leasehold improvements	733	406
Vehicles, tractors and trailers	2,476	2,054
Machinery and equipment	271	227
Computer software and equipment	588	566
	4,928	3,511
Less: accumulated depreciation and amortization	(1,853)	(1,679)
Total property and equipment, net	$ 3,075	$ 1,832
Net book value of capitalized internally-developed software included in property and equipment, net	$ 120	$ 129

(1) The increase in Land as of December 31, 2023 compared to December 31, 2022 reflects land acquired in December 2023 as part of the Yellow Asset Acquisition.

Depreciation of property and equipment and amortization of computer software was $376 million, $336 million and $327 million for the years ended December 31, 2023, 2022 and 2021, respectively.

In connection with the Yellow Asset Acquisition, in December 2023, we recognized approximately $850 million of Land and Buildings and leasehold improvements, including amounts related to assumed finance leases.

8. Leases

Most of our leases are real estate leases. In addition, we lease trucks, trailers and material handling equipment.

The components of our lease expense and gain realized on sale-leaseback transactions were as follows:

(In millions)	Years Ended December 31, 2023	2022	2021
Operating lease cost	$ 199	$ 170	$ 161
Short-term lease cost	47	51	50
Variable lease cost	27	22	19
Total operating lease cost	$ 273	$ 243	$ 230
Finance lease cost:			
Amortization of leased assets	$ 59	$ 49	$ 51
Interest on lease liabilities	6	5	5
Total finance lease cost	$ 65	$ 54	$ 56
Total lease cost	$ 338	$ 297	$ 286
Gain recognized on sale-leaseback transactions [(1)]	$ —	$ 40	$ 69

(1) For the year ended December 31, 2023 we did not complete any sale-leaseback transactions. For the years ended December 31, 2022 and 2021, we completed multiple sale-leaseback transactions primarily for land and buildings. We received aggregate cash proceeds of $49 million and $96 million in 2022 and 2021, respectively. Gains on sale-leaseback transactions are included in Gains on sales of property and equipment in our Consolidated Statements of Income.

Supplemental balance sheet information related to leases was as follows:

	December 31,			
(In millions)	2023		2022	
Operating leases:				
Operating lease assets	$	708	$	719
Short-term operating lease liabilities	$	121	$	107
Operating lease liabilities		588		606
Total operating lease liabilities	$	709	$	713
Finance leases:				
Property and equipment, gross	$	472	$	414
Accumulated depreciation		(213)		(185)
Property and equipment, net	$	259	$	229
Short-term borrowings and current maturities of long-term debt	$	64	$	56
Long-term debt		179		158
Total finance lease liabilities	$	243	$	214
Weighted-average remaining lease term:				
Operating leases		8 years		8 years
Finance leases		7 years		6 years
Weighted-average discount rate:				
Operating leases		5.24 %		5.01 %
Finance leases		3.24 %		2.12 %

In connection with the Yellow Asset Acquisition, in December 2023, we recognized $23 million of Property and equipment, net and Long-term debt for finance leases assumed and $3 million of Operating lease assets and Operating lease liabilities for operating leases assumed.

Supplemental cash flow information related to leases was as follows:

	Years Ended December 31,					
(In millions)	2023		2022		2021	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows for operating leases	$	201	$	176	$	156
Operating cash flows for finance leases		6		5		5
Financing cash flows for finance leases		68		60		75
Leased assets obtained in exchange for new lease obligations:						
Operating leases		118		191		203
Finance leases		94		46		71

Net operating lease activity, including the reduction of the operating lease asset and the accretion of the operating lease liability, are reflected in Depreciation, amortization and net lease activity on our Consolidated Statements of Cash Flows.

Maturities of lease liabilities as of December 31, 2023 were as follows:

(In millions)	Finance Leases	Operating Leases
2024	$ 71	$ 152
2025	52	136
2026	39	116
2027	32	98
2028	22	79
Thereafter	74	293
Total lease payments	290	874
Less: interest	(47)	(165)
Present value of lease liabilities	$ 243	$ 709

As of December 31, 2023, we had additional operating leases that have not yet commenced with future undiscounted lease payments of $72 million. These operating leases will commence at various times beginning in 2024 through 2025 with initial lease terms of 4.5 years to 15 years.

9. Goodwill

(In millions)	North American LTL	European Transportation	Total
Goodwill as of December 31, 2021	$ 726	$ 868	$ 1,594
Goodwill impairment	—	(64)	(64)
Impact of foreign exchange translation	—	(58)	(58)
Goodwill as of December 31, 2022	726	746	1,472
Impact of foreign exchange translation	—	26	26
Goodwill as of December 31, 2023	$ 726	$ 772	$ 1,498

As described in Note 2— Basis of Presentation and Significant Accounting Policies, we recorded no impairment losses in 2023, while we recorded an aggregate impairment charge of $64 million in 2022 related to reporting units within our European Transportation reportable segment. Prior to the 2022 impairment, there were no accumulated impairment losses.

10. Intangible Assets

	December 31, 2023		December 31, 2022	
(In millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangibles				
Customer relationships	$ 809	$ 452	$ 799	$ 392
Favorable leases	65	—	—	—
Total	$ 874	$ 452	$ 799	$ 392

In connection with the Yellow Asset Acquisition, in December 2023, we recognized $65 million of Favorable leases. For further information, see Note 2—Basis of Presentation and Significant Accounting Policies.

We did not recognize any impairment of our identified intangible assets in 2023, 2022 and 2021.

Estimated future amortization expense for amortizable intangible assets for the next five years is as follows:

(In millions)	2024	2025	2026	2027	2028	Thereafter
Estimated amortization expense	$ 57	$ 57	$ 57	$ 57	$ 45	$ 149

Actual amounts of amortization expense may differ from estimated amounts due to changes in foreign currency exchange rates, additional intangible asset acquisitions, future impairment of intangible assets, accelerated amortization of intangible assets and other events.

Intangible asset amortization expense was $54 million, $54 million and $56 million for the years ended December 31, 2023, 2022 and 2021, respectively.

11. Derivative Instruments

In the normal course of business, we are exposed to risks arising from business operations and economic factors, including fluctuations in interest rates and foreign currencies. We use derivative instruments to manage the volatility related to these exposures. The objective of these derivative instruments is to reduce fluctuations in our earnings and cash flows associated with changes in foreign currency exchange rates and interest rates. These financial instruments are not used for trading or other speculative purposes. Historically, we have not incurred, and do not expect to incur in the future, any losses as a result of counterparty default.

The fair value of our derivative instruments and the related notional amounts were as follows:

	December 31, 2023				
		Derivative Assets		Derivative Liabilities	
(In millions)	Notional Amount	Balance Sheet Caption	Fair Value	Balance Sheet Caption	Fair Value
Derivatives designated as hedges					
Cross-currency swap agreements	$ —	Other current assets	$ —	Other current liabilities	$ (34)
Cross-currency swap agreements	652	Other long-term assets	—	Other long-term liabilities	—
Interest rate swaps	350	Other current assets	—	Other current liabilities	(2)
Interest rate swaps	200	Other long-term assets	—	Other long-term liabilities	—
Total			$ —		$ (36)

	December 31, 2022				
		Derivative Assets		Derivative Liabilities	
(In millions)	Notional Amount	Balance Sheet Caption	Fair Value	Balance Sheet Caption	Fair Value
Derivatives designated as hedges					
Cross-currency swap agreements	$ 332	Other current assets	$ —	Other current liabilities	$ (11)
Cross-currency swap agreements	68	Other long-term assets	3	Other long-term liabilities	—
Interest rate swaps	1,882	Other current assets	—	Other current liabilities	(1)
Total			$ 3		$ (12)

The derivatives are classified as Level 2 within the fair value hierarchy. The derivatives are valued using inputs other than quoted prices such as foreign exchange rates and yield curves.

The effect of derivative and nonderivative instruments designated as hedges on our Consolidated Statements of Income was as follows:

	Amount of Gain (Loss) Recognized in Other Comprehensive Loss on Derivatives			Amount of Gain Reclassified from AOCI into Net Income			Amount of Gain Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing)		
	Years Ended December 31,								
(In millions)	2023	2022	2021	2023	2022	2021	2023	2022	2021
Derivatives designated as cash flow hedges									
Cross-currency swap agreements	$ —	$ —	$ 4	$ —	$ —	$ 7	$ —	$ —	$ —
Interest rate swaps	(1)	—	—	3	—	—	—	—	—
Derivatives designated as net investment hedges									
Cross-currency swap agreements	(21)	27	84	—	—	—	9	7	6
Total	$ (22)	$ 27	$ 88	$ 3	$ —	$ 7	$ 9	$ 7	$ 6

Cross-Currency Swap Agreements

We enter into cross-currency swap agreements to manage the foreign currency exchange risk related to our international operations by effectively converting our fixed-rate USD-denominated debt, including the associated interest payments, to fixed-rate, euro ("EUR")-denominated debt. The risk management objective of these transactions is to manage foreign currency risk relating to net investments in subsidiaries denominated in foreign currencies and reduce the variability in the functional currency equivalent cash flows of this debt.

During the term of the swap contracts, we will receive interest on a quarterly basis from the counterparties based on USD fixed interest rates, and we will pay interest, also on a quarterly basis, to the counterparties based on EUR fixed interest rates. At maturity, we will repay the original principal amount in EUR and receive the principal amount in USD. These agreements expire at various dates through 2024.

We designated these cross-currency swaps as qualifying hedging instruments and account for them as net investment hedges. We apply the simplified method of assessing the effectiveness of our net investment hedging relationships. Under this method, for each reporting period, the change in the fair value of the cross-currency swaps is initially recognized in AOCI. The change in the fair value due to foreign exchange remains in AOCI and the initial component excluded from effectiveness testing will initially remain in AOCI and then will be reclassified from AOCI to Interest expense each period in a systematic manner. Cash flows related to the periodic exchange of interest payments for these net investment hedges are included in Cash flows from operating activities of continuing operations on our Consolidated Statements of Cash Flows.

During 2023 and 2022, we received approximately $2 million and $29 million, respectively, related to cross-currency swaps that were settled during the period. The fair value adjustments related to these swaps remain in AOCI and partially offset foreign currency translation adjustment losses on our net investments in foreign subsidiaries. The proceeds were included in Cash flows from investing activities of continuing operations on our Consolidated Statements of Cash Flows.

Interest Rate Hedging

We execute short-term interest rate swaps to mitigate variability in forecasted interest payments on our Senior Secured Term Loan Credit Agreement (the "Term Loan Credit Agreement"). The interest rate swaps convert floating-rate interest payments into fixed rate interest payments. We designated the interest rate swaps as qualifying hedging instruments and account for these derivatives as cash flow hedges. The outstanding interest rate swaps mature in 2024 and 2025.

We record gains and losses resulting from fair value adjustments to the designated portion of interest rate swaps in AOCI and reclassify them to Interest expense on the dates that interest payments accrue. Cash flows related to the interest rate swaps are included in Cash flows from operating activities of continuing operations on our Consolidated Statements of Cash Flows.

12. Debt

	December 31, 2023		December 31, 2022	
(In millions)	Principal Balance	Carrying Value	Principal Balance	Carrying Value
Term loan facility	$ 1,100	$ 1,087	$ 2,003	$ 1,981
6.25% senior notes due 2025	—	—	112	111
6.25% senior secured notes due 2028	830	822	—	—
7.125% senior notes due 2031	450	445	—	—
7.125% senior notes due 2032	585	575	—	—
6.70% senior debentures due 2034	300	221	300	217
Finance leases, asset financing and other	254	254	223	223
Total debt	3,519	3,404	2,638	2,532
Short-term borrowings and current maturities of long-term debt	69	69	59	59
Long-term debt	$ 3,450	$ 3,335	$ 2,579	$ 2,473

The fair value of our debt and classification in the fair value hierarchy was as follows:

(In millions)	Fair Value	Level 1	Level 2
December 31, 2023	$ 3,583	$ 2,235	$ 1,348
December 31, 2022	2,601	392	2,209

We valued Level 1 debt using quoted prices in active markets. We valued Level 2 debt using bid evaluation pricing models or quoted prices of securities with similar characteristics. The fair value of the asset financing arrangements approximates carrying value as the debt is primarily issued at a floating rate, the debt may be prepaid at any time at par without penalty, and the remaining life of the debt is short-term in nature.

Our principal payment obligations on debt (excluding finance leases and asset financing) for the next five years and thereafter was as follows:

(In millions)	2024	2025	2026	2027	2028	Thereafter
Principal payments on debt	$ —	$ —	$ —	$ 1	$ 1,530	$ 1,736

ABL Facility

In 2015, we entered into the ABL Facility which provided commitments of up to $1.0 billion with a maturity date of October 30, 2020. This facility was subsequently amended to adjust the amount of the commitment and to extend the maturity date to April 30, 2024.

In connection with the spin-off of RXO, effective November 4, 2022, the commitments under the facility were reduced from $1.0 billion to $600 million. There were no other significant changes made to the terms of the facility at that time. In February 2023, we amended the facility to, among other things: (i) extend the maturity date to April 30, 2026 (subject, in certain circumstances, to a springing maturity if more than $250 million of our existing term loan debt or certain refinancings thereof remain outstanding 91 days prior to their respective maturity dates); (ii) replace LIBOR-based benchmark rates applicable to loans outstanding with Secured Overnight Financing Rate ("SOFR")-based rates; (iii) reduce the sublimit for issuance of letters of credit to $200 million; (iv) reduce the sublimit for borrowings in Canadian Dollars to $50 million; (v) exclude real property from the collateral securing the obligations and (vi) make certain other changes to the covenants and other provisions therein. The aggregate commitment of all lenders under the amended ABL Facility remains equal to $600 million.

Our availability under the ABL Facility is equal to the borrowing base less advances and outstanding letters of credit. Our borrowing base includes a fixed percentage of: (i) our eligible U.S. and Canadian accounts receivable; plus (ii) any of our eligible U.S. and Canadian rolling stock and equipment. A maximum of 30% of our borrowing base can be equipment and rolling stock in the aggregate. As of December 31, 2023, our borrowing base under the ABL facility was $508 million and our availability was $508 million after considering outstanding letters of credit of less than $1 million. As of December 31, 2023, we were in compliance with the ABL Facility's financial covenants.

Our loans under the ABL Facility bear interest at a rate equal to: SOFR or base rate plus (i) an applicable margin of 1.25% to 1.50% for SOFR loans or (ii) 0.25% to 0.50%, for base rate loans.

The ABL Facility is secured on a first lien basis by the assets of the credit parties as priority collateral and on a second lien basis by certain other assets. The priority collateral consists primarily of our U.S. and Canadian accounts receivable and any of our U.S. and Canadian rolling stock and equipment included in our borrowing base. The ABL Facility contains representations and warranties, affirmative and negative covenants, and events of default customary for agreements of this nature.

The covenants in the ABL Facility can limit our ability to incur indebtedness; grant liens; engage in certain mergers, consolidations, acquisitions and dispositions; make certain investments and restricted payments; and enter into certain transactions with affiliates. We may also be required to maintain a Fixed Charge Coverage Ratio (as defined in the ABL Facility) of not less than 1.00 if availability under the ABL Facility is below certain thresholds. As of December 31, 2023, we were compliant with this financial covenant.

Letters of Credit Facility

In 2020, we entered into a $200 million uncommitted secured evergreen letter of credit facility. The letter of credit facility had an initial one-year term, which automatically renews with one-year terms until the letter of credit facility terminates. As of December 31, 2023, we have $139 million in aggregate face amount of letters of credit outstanding under the facility.

Bridge Facility

On December 4, 2023, in connection with the Yellow Asset Acquisition, we entered into a senior secured bridge term loan credit agreement (the "Bridge Credit Agreement"). Under this agreement, we were able to borrow up to an aggregate amount of $870 million (the "Bridge Facility"). Concurrently with the issuance of the Incremental Term Loans and the Senior Notes due 2032, described below, on December 13, 2023, we terminated the commitments under this agreement. The Bridge Facility remained unfunded at the termination date.

Term Loan Facility

In 2015, we entered into a Term Loan Credit Agreement that provided for a single borrowing of $1.6 billion, which was subsequently amended to increase the principal balance to $2.0 billion and to extend the maturity date to February 2025 (the "Existing Term Loan Facility").

In May 2023, we amended the Term Loan Credit Agreement to obtain $700 million of new term loans (the "New Term Loan Facility") having substantially similar terms as the Existing Term Loan Facility, except with respect to maturity date, issue price, interest rate, prepayment premiums in connection with certain voluntary prepayments and certain other provisions. The New Term Loan Facility was issued at 99.5% of the face amount and will mature on May 24, 2028.

In the same period, we used net proceeds from the New Term Loan Facility, the Senior Secured Notes due 2028 and the Senior Notes due 2031, as described below, together with cash on hand, to repay $2.0 billion of outstanding principal under the Existing Term Loan Facility, which was scheduled to mature in 2025, and to pay related fees, expenses and accrued interest. We recorded a debt extinguishment loss of $23 million in 2023 due to this repayment.

In December 2023, we entered into an incremental amendment to the Term Loan Credit Agreement to obtain $400 million of incremental term loans (the "Incremental Term Loans"). The Incremental Term Loans are a new tranche of loans under the Term Loan Credit Agreement, having substantially similar terms as the New Term Loan Facility, except with respect to maturity date, issue price, prepayment premiums in connection with certain voluntary prepayments and certain other provisions. The Incremental Term Loans were issued at par and will mature on February 1, 2031.

Both the New Term Loan Facility and Incremental Term Loans bear interest at a rate per annum equal to, at our option, either (a) a Term SOFR rate (subject to a 0.00% floor) or (b) a base rate (subject to a 0.00% floor), in each case, plus an applicable margin of 2.00% for Term SOFR loans or 1.00% for base rate loans. The interest rate for both tranches was 7.36% as of December 31, 2023.

We must prepay an aggregate principal amount of the term loan facility equal to (a) 50% of any Excess Cash Flow, as defined in the agreement, for the most recent fiscal year ended, minus (b) the sum of (i) all voluntary prepayments of loans during the fiscal year and (ii) all voluntary prepayments of loans under the ABL Facility or any other revolving credit facilities during the fiscal year if accompanied by a corresponding permanent reduction in the commitments under the credit agreement or any other revolving credit facilities in the case of each of the immediately preceding clauses (i) and (ii), if such prepayments are funded with internally generated cash flow, as defined in the agreement. If our Consolidated Secured Net Leverage Ratio, as defined in the agreement, for the fiscal year was less than or equal to 3.00:1.00 and greater than 2.50:1.00, the Excess Cash Flow percentage will be 25%. If our Consolidated Secured Net Leverage Ratio for the fiscal year was less than or equal to 2.50:1.00, the Excess Cash Flow percentage will be 0%. The remaining principal is due at maturity. As of December 31, 2023, our Consolidated Secured Net Leverage Ratio was less than 2.50:1.00, and no excess cash payment was required.

Senior Notes

In December 2023, we completed the private placement of $585 million aggregate principal amount of senior notes due 2032 (the "Senior Notes due 2032"), which mature on February 1, 2032 and bear interest at a rate of 7.125% per annum. Interest is payable semi-annually in cash in arrears, commencing August 1, 2024. These notes were issued at par.

In the same period, we used net proceeds from the Incremental Term Loans and the Senior Notes due 2032, together with cash on hand, to finance the Yellow Asset Acquisition, to repay in full the $112 million aggregate principal amount outstanding of our 6.25% Senior Notes due 2025 (the "Senior Notes due 2025"), and to pay related fees, expenses and accrued interest. The redemption price for the Senior Notes due 2025 was 101.563% of the principal amount plus accrued and unpaid interest. We recorded a debt extinguishment loss of $2 million due to this redemption.

In May 2023, we completed private placements of $830 million aggregate principal amount of senior secured notes due 2028 (the "Senior Secured Notes due 2028") and $450 million aggregate principal amount of senior notes due 2031 (the "Senior Notes due 2031"). The Senior Secured Notes due 2028 mature on June 1, 2028 and bear interest at a rate of 6.25% per annum. The Senior Notes due 2031 mature on June 1, 2031 and bear interest at a rate of 7.125% per annum. Interest is payable semi-annually in cash in arrears and commenced December 1, 2023. These notes were issued at par and were used to repay our Existing Term Loan Facility as described above.

In November 2022, we repurchased $408 million of the then $520 million outstanding Senior Notes due 2025 in a cash tender offer. Holders of the Senior Notes due 2025 received total consideration of $1,022.50 per $1,000.00 principal amount of notes tendered and accepted for purchase, plus accrued and unpaid interest. We paid for the tender using cash received from RXO in connection with its spin-off. We recorded a debt extinguishment loss of $13 million due to this repurchase in the fourth quarter of 2022.

In April 2022, we redeemed $630 million of the then $1.15 billion outstanding principal amount of the Senior Notes due 2025. The redemption price for the notes was 100% of the principal amount plus a premium, as defined in the indenture, of approximately $21 million and accrued and unpaid interest. We paid for the redemption using available liquidity. We recorded a debt extinguishment loss of $26 million due to this redemption in 2022.

In 2021, we redeemed our outstanding 6.125% senior notes due 2023 (“Senior Notes due 2023”), 6.75% senior notes due 2024 (“Senior Notes due 2024”) and 6.50% senior notes due 2022 (“Senior Notes due 2022”). The redemption price for the Senior Notes due 2023 and Senior Notes due 2022 was 100.0% of the principal amount, plus accrued and unpaid interest and the redemption price for the Senior Notes due 2024 was 103.375% of the principal amount, plus accrued and unpaid interest. We paid for the redemptions using available cash, net proceeds from a debt issuance and equity offering and cash received from GXO of approximately $794 million. We recorded debt extinguishment losses of $51 million related to these redemptions.

The senior notes are guaranteed by each of our direct and indirect wholly-owned restricted subsidiaries (other than certain excluded subsidiaries) that are obligors under, or guarantee obligations under, our existing secured ABL Facility or the Term Loan Credit Agreement (or certain replacements thereof) or guarantee certain of our other indebtedness.

The Senior Secured Notes due 2028 and the guarantees thereof are secured by substantially all of our assets and our guarantors equally and ratably with the indebtedness under the Term Loan Credit Agreement (subject to permitted liens and certain other exceptions). All other senior notes and the guarantees thereof are unsecured, unsubordinated indebtedness for us and our guarantors.

The senior notes contain covenants and events of default customary for notes of this nature. If the Senior Secured Notes due 2028 and the Company are each assigned investment grade ratings from at least two of the major rating agencies and no default has occurred, then certain covenant requirements will permanently cease to be in effect, and the collateral, security interests, and guarantees securing the Senior Secured Notes due 2028 will automatically be released.

Senior Debentures

In conjunction with a 2015 acquisition, we assumed 6.70% Senior Debentures due 2034 (the “Senior Debentures”) with an aggregate principal amount of $300 million. The Senior Debentures bear interest payable semiannually, in cash in arrears, and mature on May 1, 2034. Including amortization of the fair value adjustment recorded on the acquisition date, interest expense on the Senior Debentures is recognized at an annual effective interest rate of 10.96%.

13. Employee Benefit Plans

Defined Benefit Pension Plans

We sponsor both funded and unfunded defined benefit pension plans for some employees in the U.S. These pension plans include qualified plans that are eligible for beneficial treatment under the Internal Revenue Code and non-qualified plans that provide additional benefits for employees who are impacted by limitations on compensation eligible for benefits available under the qualified plans. We also maintain defined benefit pension plans for some of our foreign subsidiaries that are excluded from the disclosures below due to their immateriality.

We measure defined benefit pension plan obligations based on the present value of projected future benefit payments for all participants for services rendered to date. The projected benefit obligation is a measure of benefits attributed to service to date, assuming that the plan continues in effect and that estimated future events (including turnover and mortality) occur. We determine the net periodic benefit costs using assumptions regarding the projected benefit obligation and the fair value of plan assets as of the beginning of the year. Net periodic benefit costs are recorded in Other income on our Consolidated Statements of Income. We calculate the funded status of the defined benefit pension plans, which represents the difference between the projected benefit obligation and the fair value of plan assets, on a plan-by-plan basis.

Funded Status of Defined Benefit Pension Plans

The reconciliation of the changes in the plans' projected benefit obligations as of December 31 was as follows:

(In millions)	2023	2022
Projected benefit obligation at beginning of year	$ 1,424	$ 1,925
Interest cost	74	45
Actuarial (gain) loss	65	(453)
Benefits paid	(97)	(93)
Projected benefit obligation at end of year	$ 1,466	$ 1,424

The actuarial loss in 2023 was a result of assumption changes, including a decrease in the discount rate and other changes to assumptions for plan participants.

The reconciliation of the changes in the fair value of plan assets as of December 31 was as follows:

(In millions)	2023	2022
Fair value of plan assets at beginning of year	$ 1,475	$ 2,009
Actual return on plan assets	124	(446)
Employer contributions to non-qualified plans	5	5
Benefits paid	(97)	(93)
Fair value of plan assets at end of year	$ 1,507	$ 1,475

The funded status of the plans as of December 31 was as follows:

(In millions)	2023	2022
Funded status at end of year	$ 41	$ 51
Amount recognized in balance sheet:		
Long-term assets	$ 95	$ 106
Current liabilities	(5)	(5)
Long-term liabilities	(49)	(50)
Net pension asset recognized	$ 41	$ 51
Plans with projected and accumulated benefit obligation in excess of plan assets:		
Projected and accumulated benefit obligation [1]	$ 54	$ 56

(1) Relates to our non-qualified plans which are unfunded.

The funded status of our qualified plans and non-qualified plans was $95 million and $(54) million, respectively, as of December 31, 2023.

The actuarial loss included in AOCI that has not yet been recognized in net periodic benefit expense was $174 million and $142 million as of December 31, 2023 and 2022, respectively.

The net periodic benefit cost and amounts recognized in Other comprehensive income (loss) for the years ended December 31 was as follows:

(In millions)	2023	2022	2021
Net periodic benefit income:			
Interest cost	$ 74	$ 45	$ 39
Expected return on plan assets	(92)	(106)	(101)
Amortization of actuarial loss	—	1	1
Net periodic benefit income	$ (18)	$ (60)	$ (61)
Amounts recognized in Other comprehensive income (loss):			
Actuarial (gain) loss	$ 32	$ 99	$ (7)
Reclassification of recognized AOCI gain due to settlements	—	—	—
(Gain) loss recognized in Other comprehensive income (loss)	$ 32	$ 99	$ (7)

The weighted-average assumptions used to determine the net periodic benefit costs and benefit obligations for the year ended December 31 were as follows:

	Qualified Plans			Non-Qualified Plans		
	2023	2022	2021	2023	2022	2021
Discount rate - net periodic benefit costs	5.36 %	2.43 %	1.96%	5.26% - 5.33%	1.70% - 2.23%	1.11% - 1.71%
Discount rate - benefit obligations	5.15 %	5.42 %	2.84%	4.98% - 5.12%	5.29% - 5.42%	2.19% - 2.72%
Expected long-term rate of return on plan assets	6.40 %	5.40 %	5.00%			

No rate of compensation increase was assumed as the plans are frozen to additional participant benefit accruals.

We use a full yield curve approach to estimate the interest cost component of net periodic benefit cost by applying specific spot rates along the yield curve used to determine the benefit obligation to each of the underlying projected cash flows based on time until payment.

Expected benefit payments for the defined benefit pension plans for the years ended December 31 are summarized below. These estimates are based on assumptions about future events. Actual benefit payments may vary from these estimates.

(In millions)	2024	2025	2026	2027	2028	2029-2033
Expected benefit payments	$ 106	$ 107	$ 107	$ 108	$ 108	$ 536

Plan Assets

We manage the assets in the U.S. plans using a long-term liability-driven investment strategy that seeks to mitigate the funded status volatility by increasing participation in fixed income investments as the plan's funded status increases. We developed this strategy by analyzing a variety of diversified asset-class combinations with the projected liabilities.

Our current investment strategy is to achieve an investment mix of approximately 90% in fixed income securities and 10% of investments in equity securities. The fixed income allocation consists primarily of domestic fixed income securities and targets to hedge approximately 100% of domestic projected liabilities. The target allocations for equity securities includes approximately 50% in U.S. equities and approximately 50% in non-U.S. equities. Investments in equity and fixed income securities consist of individual securities held in managed separate accounts and commingled investment funds. Generally, our investment strategy does not include an allocation to cash and cash equivalents, but a cash allocation may arise periodically in response to timing considerations regarding contributions, investments, and the payment of benefits and eligible plan expenses. We periodically evaluate our defined benefit plans' asset portfolios for significant concentrations of risk. Types of investment concentration risks that are evaluated include concentrations in a single issuer, specific security, asset class, credit rating, duration, industry/sector, currency, foreign country or individual fund manager. As of December 31, 2023, our defined benefit plan assets had no significant concentrations of risk.

Our investment policy does not allow investment managers to use market-timing strategies or financial derivative instruments for speculative purposes but financial derivative instruments are used to manage risk and achieve stated investment objectives for duration, yield curve, credit, foreign exchange and equity exposures. Generally, our investment managers are prohibited from short selling, trading on margin, and trading commodities, warrants or other options, except when acquired as a result of the purchase of another security, or in the case of options, when sold as part of a covered position.

The assumption of 6.40% for the overall expected long-term rate of return on plan assets in 2023 was developed using asset allocation and return expectations. The return expectations are created using long-term historical and expected returns for the various asset classes and current market expectations for inflation, interest rates and economic growth.

The fair values of investments held in the qualified pension plans by major asset category as of December 31, 2023 and 2022, and the percentage that each asset category comprises of total plan assets were as follows:

(Dollars in millions)	Level 1	Level 2	Not Subject to Leveling [(1)]	Total	Percentage of Plan Assets
December 31, 2023					
Cash and cash equivalents:					
Short-term investment fund	$ —	$ —	$ 36	$ 36	2.4 %
Equity:					
U.S. large companies	—	56	—	56	3.7 %
U.S. small companies	—	—	15	15	1.0 %
International	21	29	7	57	3.8 %
Fixed income securities	284	1,039	22	1,345	89.2 %
Derivatives	—	(2)	—	(2)	(0.1)%
Total plan assets	$ 305	$ 1,122	$ 80	$ 1,507	100.0 %
December 31, 2022					
Cash and cash equivalents:					
Short-term investment fund	$ —	$ —	$ 33	$ 33	2.2 %
Equity:					
U.S. large companies	—	—	58	58	3.9 %
U.S. small companies	—	—	14	14	0.9 %
International	22	—	46	68	4.6 %
Fixed income securities	296	966	48	1,310	88.9 %
Derivatives	—	(8)	—	(8)	(0.5)%
Total plan assets	$ 318	$ 958	$ 199	$ 1,475	100.0 %

(1) Investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total defined benefit pension plan assets.

For the periods ended December 31, 2023 and 2022, we had no investments held in the pension plans within Level 3 of the fair value hierarchy. Our common stock was not a plan asset as of December 31, 2023 or 2022. The non-qualified plans are unfunded.

Funding

Our funding practice is to evaluate our tax and cash position, and the funded status of our plans, in determining our planned contributions. We estimate that we will contribute $5 million to our non-qualified plans in 2024 but this could change based on variations in interest rates, asset returns and other factors.

Defined Contribution Retirement Plans

Our costs for defined contribution retirement plans were $55 million, $52 million and $53 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Postretirement Medical Plan

We provide health benefits through a postretirement medical plan for eligible employees hired before 1993 (the "Postretirement Plan").

Funded Status of Postretirement Medical Plan

The reconciliation of the changes in the plan's benefit obligation and the determination of the amounts recognized on our Consolidated Balance Sheets were as follows:

	As of December 31,	
(In millions)	2023	2022
Projected benefit obligation at beginning of year	$ 30	$ 41
Interest cost on projected benefit obligation	2	1
Actuarial gain	(1)	(9)
Participant contributions	1	1
Benefits paid	(4)	(4)
Projected and accumulated benefit obligation at end of year	$ 28	$ 30
Funded status of the plan	$ (28)	$ (30)
Amounts recognized in the balance sheet consist of:		
Current liabilities	$ (3)	$ (3)
Long-term liabilities	(25)	(27)
Net amount recognized	$ (28)	$ (30)
Discount rate assumption as of December 31	5.11 %	5.40 %

The amount included in AOCI that has not yet been recognized in net periodic benefit income (expense) was $6 million and the net periodic benefit expense was less than $1 million for the Postretirement Plan for the year ended December 31, 2023. The amount included in AOCI that has not yet been recognized in net periodic benefit income (expense) was $9 million and the net periodic benefit expense was less than $1 million for the Postretirement Plan for the year ended December 31, 2022. The discount rates assumptions used to calculate the interest cost were 5.32% - 5.41%, 2.14% - 2.79% and 1.56% - 2.34% for the years ended December 31, 2023, 2022 and 2021, respectively.

Expected benefit payments, which reflect expected future service, as appropriate, for the years ended December 31 are summarized below. These estimates are based on assumptions about future events. Actual benefit payments may vary from these estimates.

(In millions)	2024	2025	2026	2027	2028	2029-2033
Expected benefit payments	$ 3	$ 3	$ 3	$ 3	$ 2	$ 11

14. Stockholders' Equity

Share Issuance

In 2021, we completed a registered underwritten offering of 5.0 million shares of our common stock at a public offering price of $138.00 per share, plus an additional 750,000 shares of our common stock through an option granted to underwriters. Of the 5.0 million shares, we offered 2.5 million shares directly and 2.5 million shares were offered by Jacobs Private Equity, LLC ("JPE"), an entity controlled by the Company's executive chairman. The additional 750,000 purchased shares were also split equally between us and JPE. We received approximately $384 million of proceeds, net of fees and expenses, from the sale of the shares and used them to repay a portion of our outstanding borrowings and for general corporate purposes. XPO did not receive any proceeds from the sale of shares by JPE.

Series A Convertible Perpetual Preferred Stock ("Preferred Stock") and Warrants

In order to simplify our equity capital structure, in 2021, the remaining 1,015 preferred shares outstanding were exchanged for 0.1 million shares of common stock and the remaining 9.8 million warrants outstanding were exchanged for 9.2 million shares of common stock. The warrants exchanged included holdings of JPE. Subsequent to the exchange, there are no shares of Preferred Stock or warrants outstanding.

Share Repurchases

In February 2019, our Board of Directors authorized repurchases of up to $1.5 billion of our common stock. Our share repurchase authorization permits us to purchase shares in both the open market and in private transactions, with the timing and number of shares dependent on a variety of factors, including price, general business conditions, market conditions, alternative investment opportunities and funding considerations. We are not obligated to repurchase any specific number of shares and may suspend or discontinue the program at any time.

There were no share repurchases in 2023, 2022 or 2021. Our remaining share repurchase authorization as of December 31, 2023 is $503 million.

15. Stock-Based Compensation

We grant various types of stock-based compensation awards to directors, officers and key employees under our 2016 incentive plan. These awards have included stock options, restricted stock, restricted stock units, performance-based units, cash incentive awards and other equity-related awards (collectively, "Awards").

As a result of the RXO spin-off and in accordance with plan rules, the shares remaining for future issuance under the 2016 incentive plan were equitably adjusted. With this adjustment, and an amendment to the 2016 incentive plan approved by stockholders in May 2022 which increased the 2016 incentive plan's number of authorized shares by 2.3 million shares, up to 11.4 million shares of our common stock have been authorized for issuance as Awards. Shares awarded may consist of authorized and unissued shares or treasury shares. In May 2022, the stockholders also approved an amendment to the 2016 incentive plan to extend its term by three years so the 2016 incentive plan will terminate on May 18, 2032, unless terminated earlier by our Board of Directors. As of December 31, 2023, 3.6 million shares of our common stock were available for the grant of Awards under the 2016 incentive plan.

For the March 2023 and prior offering periods, our employee stock purchase plan offered eligible employees, excluding our executive officers and directors, the right to purchase our common stock using up to 10% of each employee's compensation. Shares were purchased at 5% below fair market value on the last trading day of each six-month offering period. The plan authorized the purchase of up to two million shares of our common stock. We did not recognize stock-based compensation expense as the plan was non-compensatory. During the first quarter of 2023, the Compensation Committee of the Board of Directors approved the suspension of our employee stock purchase plan, effective after the March 2023 offering period was completed.

Our stock-based compensation expense is recorded in Salaries, wages and employee benefits or Transaction and integration costs on our Consolidated Statements of Income:

	Years ended December 31,		
(In millions)	2023	2022	2021
Restricted stock and restricted stock units	$ 52	$ 42	$ 23
Performance-based restricted stock units	26	35	8
Total stock-based compensation expense	$ 78	$ 77	$ 31
Tax benefit on stock-based compensation	$ (1)	$ (1)	$ (4)

Stock Options

Our stock options typically vested over three to five years after the grant date for our employees and officers and one year after the grant date for our Board of Directors. The stock options had a 10-year contractual term and the exercise price equaled our stock price on the grant date. No stock option awards were outstanding as of December 31, 2023.

The total intrinsic value of options exercised during 2023, 2022 and 2021 was $0 million, less than $1 million and $4 million, respectively. The total cash received from options exercised during 2023, 2022 and 2021 was $0 million, less than $1 million and less than $2 million, respectively.

Restricted Stock Units and Performance-Based Restricted Stock Units

We grant RSUs and PRSUs to our key employees, officers and directors with various vesting requirements. RSUs generally vest based on the passage of time (service conditions) and PRSUs generally vest based on the achievement of our financial targets (performance conditions). PRSUs may also be subject to stock price (market conditions), employment and other non-financial conditions. The holders of the RSUs and PRSUs do not have the rights of a stockholder and do not have voting rights until the shares are issued and delivered in settlement of the awards.

The number of RSUs and PRSUs vested includes shares of our common stock that we withheld on behalf of our employees to satisfy the minimum tax withholdings. We estimate the fair value of PRSUs subject to market-based vesting conditions using a Monte Carlo simulation lattice model.

A summary of RSU and PRSU award activity for the year ended December 31, 2023 is presented below:

	RSUs		PRSUs	
	Number of RSUs	Weighted-Average Grant Date Fair Value	Number of PRSUs	Weighted-Average Grant Date Fair Value
Outstanding as of December 31, 2022	2,407,585	$ 35.15	1,039,123	$ 39.89
Granted	900,060	38.65	957,131	44.07
Vested	(477,421)	37.99	(550,651)	39.52
Forfeited and canceled	(220,775)	40.63	(227,075)	38.88
Outstanding as of December 31, 2023	2,609,449	$ 35.15	1,218,528	$ 42.75

The total fair value of RSUs that vested during 2023, 2022 and 2021 was $23 million, $46 million and $69 million, respectively. All of the outstanding RSUs as of December 31, 2023 vest subject to service conditions.

The total fair value of PRSUs that vested during 2023, 2022 and 2021 was $27 million, $8 million and $2 million, respectively. Of the outstanding PRSUs as of December 31, 2023, 193,702 vest subject to service and performance conditions, 886,462 vest subject to service and a combination of market and performance conditions and 138,364 vest subject to service and market conditions.

As of December 31, 2023, unrecognized compensation cost related to non-vested RSUs and PRSUs of $92 million is anticipated to be recognized over a weighted-average period of approximately 2.03 years.

16. Income Taxes

Income (loss) from continuing operations before taxes related to our U.S. and foreign operations was as follows:

(In millions)	Years Ended December 31,		
	2023	2022	2021
U.S.	$ 286	$ 303	$ 108
Foreign	(26)	(45)	(1)
Income from continuing operations before income tax provision	$ 260	$ 258	$ 107

The income tax provision is comprised of the following:

(In millions)	Years Ended December 31,		
	2023	2022	2021
Current:			
U.S. Federal	$ 25	$ (17)	$ —
State	6	2	(1)
Foreign	6	9	5
Total current income tax provision (benefit)	$ 37	$ (6)	$ 4
Deferred:			
U.S. Federal	$ 38	$ 80	$ (10)
State	3	5	(7)
Foreign	(10)	(5)	24
Total deferred income tax provision	31	80	7
Total income tax provision	$ 68	$ 74	$ 11

The effective tax rate reconciliations were as follows:

	Years Ended December 31,		
	2023	2022	2021
U.S. federal statutory tax rate	21.0 %	21.0 %	21.0 %
State taxes, net of U.S. federal benefit	1.6	1.8	(4.4)
Foreign operations [(1)]	(1.1)	(2.8)	27.1
Contribution- and margin-based taxes	0.8	1.6	4.4
Changes in uncertain tax positions	(1.1)	(0.1)	0.5
Non-deductible compensation	5.6	3.8	10.9
Provision to return adjustments	(0.3)	(2.0)	8.0
Effect of law changes	—	0.1	(5.4)
Stock-based compensation	0.1	(0.3)	(4.3)
Long-term capital loss	—	—	(42.4)
Non-deductible goodwill impairment charge	—	5.2	—
Other [(2)]	(0.6)	0.3	(5.0)
Effective tax rate	26.0 %	28.6 %	10.4 %

(1) Foreign operations include the net impact of changes to valuation allowances, the cost of inclusion of foreign income in the U.S. net of foreign taxes, the impact of foreign tax rate differences from the U.S. Federal rate and permanent items related to foreign operations.

(2) In the year ended December 31, 2021, the impact of "Other" on the effective tax rate was disproportionately high compared to 2022 and 2023 due to the low income from continuing operations before income tax provision in 2021. For 2021, "Other" is primarily composed of (3.6)% of U.S. Federal tax credits and (1.8)% of U.S. Federal tax permanent adjustments.

Components of the Net Deferred Tax Asset or Liability

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability were as follows:

	Years Ended December 31,	
(In millions)	**2023**	**2022**
Deferred tax asset		
Net operating loss and other tax attribute carryforwards	$ 29	$ 40
Accrued expenses	65	55
Pension and other retirement obligations	6	6
Other	31	16
Total deferred tax asset	131	117
Valuation allowance	(18)	(35)
Total deferred tax asset, net	113	82
Deferred tax liability		
Intangible assets	(97)	(112)
Property and equipment	(309)	(261)
Other	(29)	(24)
Total deferred tax liability	(435)	(397)
Net deferred tax liability	$ (322)	$ (315)

The deferred tax asset and deferred tax liability above are reflected on our Consolidated Balance Sheets as follows:

	December 31,	
(In millions)	**2023**	**2022**
Other long-term assets	$ 15	$ 4
Deferred tax liability	(337)	(319)
Net deferred tax liability	$ (322)	$ (315)

Operating Loss and Tax Credit Carryforwards

Our operating loss and tax credit carryforwards were as follows:

		December 31,	
(In millions)	**Expiration Date**	**2023**	**2022**
Tax effect (before federal benefit) of state net operating losses	Various times starting in 2024 [(1)]	$ 6	$ 26
Federal tax credit carryforwards	Various times starting in 2033	—	1
State tax credit carryforward	Various times starting in 2024 [(1)]	1	2
Foreign net operating losses available to offset future taxable income	Various times starting in 2025 [(1)]	90	69

(1) Some credits and losses have unlimited carryforward periods.

Valuation Allowance

We established a valuation allowance for some of our deferred tax assets as it is more likely than not that these assets will not be realized in the foreseeable future. We concluded that the remaining deferred tax assets will more likely than not be realized, though this is not assured, and as such no valuation allowance has been provided on these assets.

The balances and activity related to our valuation allowance were as follows:

(In millions)	Beginning Balance	Additions	Reductions	Ending Balance
Year Ended December 31, 2023	$ 35	$ 1	$ (18)	$ 18
Year Ended December 31, 2022	35	1	(1)	35
Year Ended December 31, 2021	36	43	(44)	35

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years Ended December 31,		
(In millions)	2023	2022	2021
Beginning balance	$ 6	$ 7	$ 9
Additions for tax positions of prior years	2	1	—
Reductions for tax positions of prior years	—	(1)	(1)
Settlements with tax authorities	—	—	(1)
Reductions due to the statute of limitations	(4)	(1)	—
Ending balance	$ 4	$ 6	$ 7
Interest and penalties	2	3	2
Gross unrecognized tax benefits	$ 6	$ 9	$ 9
Total unrecognized tax benefits that, if recognized, would impact the effective income tax rate as of the end of the year	$ 6	$ 6	$ 7

We could reflect a reduction to unrecognized tax benefits of up to $1 million over the next 12 months due to the statute of limitations lapsing on positions or because tax positions are sustained on audit.

We are subject to taxation in the United States and various state and foreign jurisdictions. As of December 31, 2023, we have no tax years under examination by the IRS. We have various U.S. state and local examinations and non-U.S. examinations in process. The U.S. federal tax returns after 2020, state and local returns after 2016, and non-U.S. returns after 2014 are open under relevant statutes of limitations and are subject to audit.

17. Earnings (Loss) Per Share

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include unvested stock-based compensation awards.

The computations of basic and diluted earnings per share were as follows:

	Years Ended December 31,		
(In millions, except per share data)	2023	2022	2021
Net income from continuing operations attributable to common shares	$ 192	$ 184	$ 96
Net income (loss) from discontinued operations attributable to common shares	(3)	482	240
Net income attributable to common shares, basic	$ 189	$ 666	$ 336
Basic weighted-average common shares	116	115	112
Dilutive effect of stock-based awards	2	1	2
Diluted weighted-average common shares	118	116	114
Basic earnings from continuing operations per share	$ 1.66	$ 1.60	$ 0.85
Basic earnings (loss) from discontinued operations per share	(0.02)	4.19	2.14
Basic earnings per share	$ 1.64	$ 5.79	$ 2.99
Diluted earnings from continuing operations per share	$ 1.62	$ 1.59	$ 0.83
Diluted earnings (loss) from discontinued operations per share	(0.02)	4.17	2.10
Diluted earnings per share	$ 1.60	$ 5.76	$ 2.93

18. Commitments and Contingencies

We are involved, and expect to continue to be involved, in numerous proceedings arising out of the conduct of our business. These proceedings may include claims for property damage or personal injury incurred in connection with the transportation of freight, environmental liability, commercial disputes, insurance coverage disputes and employment-related claims, including claims involving asserted breaches of employee restrictive covenants.

We establish accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. We review and adjust accruals for loss contingencies quarterly and as additional information becomes available. If a loss is not both probable and reasonably estimable, or if an exposure to loss exists in excess of the amount accrued, we assess whether there is at least a reasonable possibility that a loss, or additional loss, may have been incurred. If there is a reasonable possibility that a loss, or additional loss, may have been incurred, we disclose the estimate of the possible loss or range of loss if it is material and an estimate can be made, or disclose that such an estimate cannot be made. The determination as to whether a loss can reasonably be considered to be possible or probable is based on our assessment, together with legal counsel, regarding the ultimate outcome of the matter.

We believe that we have adequately accrued for the potential impact of loss contingencies that are probable and reasonably estimable. We do not believe that the ultimate resolution of any matters to which we are presently a party will have a material adverse effect on our results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our financial condition, results of operations or cash flows. Legal costs incurred related to these matters are expensed as incurred.

We carry liability and excess umbrella insurance policies that we deem sufficient to cover potential legal claims arising in the normal course of conducting our operations as a transportation company. In the event we are required to satisfy a legal claim outside the scope of the coverage provided by insurance, our financial condition, results of operations or cash flows could be negatively impacted.

Insurance Contribution Litigation

In April 2012, Allianz Global Risks US Insurance Company sued eighteen insurance companies in a case captioned Allianz Global Risks US Ins. Co. v. ACE Property & Casualty Ins. Co., et al., Multnomah County Circuit Court (Case No. 1204-04552). Allianz Global Risks US Ins. Co. ("Allianz") sought contribution on environmental and product liability claims that Allianz agreed to defend and indemnify on behalf of its insured, Daimler Trucks North America ("DTNA"). Defendants had insured Freightliner's assets, which DTNA acquired in 1981. Con-way, Freightliner's former parent company, intervened. We acquired Con-way in 2015. Con-way and Freightliner had self-insured under fronting agreements with defendant insurers ACE, Westport, and General. Under those agreements, Con-way agreed to indemnify the fronting carriers for damages assessed under the fronting policies. Con-way's captive insurer, Centron, was also a named defendant. After a seven-week jury trial in 2014, the jury found that Con-way and the fronting insurers never intended that the insurers defend or indemnify any claims against Freightliner. In June 2015, Allianz appealed to the Oregon Court of Appeals. In May 2019, the Oregon Court of Appeals upheld the jury verdict. In September 2019, Allianz appealed to the Oregon Supreme Court. In March 2021, the Oregon Supreme Court reversed the jury verdict, holding that it was an error to allow the jury to decide how the parties intended the fronting policies to operate, and also holding that the trial court improperly instructed the jury concerning one of the pollution exclusions at issue. In July 2021, the matter was remanded to the trial court for further proceedings consistent with the Oregon Supreme Court's decision. In June 2023, the trial court decided the parties' cross-motions for summary judgment, leaving open the pollution exclusion and allocation issues. The trial on the pollution exclusion issue is scheduled to take place in the spring of 2024, and the trial on allocation of defense costs among the applicable insurance policies is set for the fall of 2024. We have accrued an immaterial amount for the potential exposure associated with ultimate allocation to the relevant policies; however, any losses that may arise in connection with the fronting policies issued by defendant insurers ACE, Westport, and General are not reasonably estimable at this time.

California Environmental Matters

In August 2022, the Company received a letter from the San Bernardino County District Attorney's Office (the "County"), written in cooperation with certain other California District Attorneys and the Los Angeles City Attorney, notifying the Company of an investigation into alleged violations with respect to underground storage tanks, hazardous materials, and hazardous waste in California, and offering a meeting. The Company has met with the County attorneys and the Los Angeles City Attorney on multiple occasions. We are assessing the allegations and the underlying facts and continue to engage with the County and Los Angeles City Attorneys to address the alleged violations and negotiate potential monetary sanctions or settlement amount. We have accrued an immaterial amount for the potential exposure associated with this matter.

19. Quarterly Financial Data (Unaudited)

Our unaudited results of operations for each of the quarters in the years ended December 31, 2023 and 2022 are summarized below:

(In millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2023				
Revenue	$ 1,907	$ 1,917	$ 1,980	$ 1,940
Operating income	58	107	154	119
Income from continuing operations	17	31	86	58
Income (loss) from discontinued operations, net of taxes	(3)	2	(2)	—
Net income	14	33	84	58
Net income (loss) attributable to common shareholders:				
Continuing operations	17	31	86	58
Discontinued operations	(3)	2	(2)	—
Net income attributable to common shareholders	14	33	84	58
Basic earnings (loss) per share: (1)				
Continuing operations	0.15	0.27	0.74	0.50
Discontinued operations	(0.02)	0.01	(0.01)	—
Basic earnings per share attributable to common shareholders	0.13	0.28	0.73	0.50
Diluted earnings (loss) per share: (1)				
Continuing operations	0.15	0.27	0.72	0.49
Discontinued operations	(0.02)	0.01	(0.01)	—
Diluted earnings per share attributable to common shareholders	0.13	0.28	0.71	0.49

(1) The sum of the quarterly earnings (loss) per share may not equal year-to-date amounts due to differences in the weighted-average number of shares outstanding during the respective periods.

(In millions, except per share data)	First Quarter [2]	Second Quarter	Third Quarter	Fourth Quarter [3]
2022				
Revenue	$ 1,894	$ 2,047	$ 1,946	$ 1,831
Operating income	63	171	139	4
Income (loss) from continuing operations	32	96	92	(36)
Income (loss) from discontinued operations, net of taxes	456	45	39	(58)
Net income (loss)	488	141	131	(94)
Net income (loss) attributable to common shareholders:				
Continuing operations	32	96	92	(36)
Discontinued operations	456	45	39	(58)
Net income (loss) attributable to common shareholders	488	141	131	(94)
Basic earnings (loss) per share: [1]				
Continuing operations	0.28	0.83	0.80	(0.31)
Discontinued operations	3.97	0.40	0.34	(0.50)
Basic earnings (loss) per share attributable to common shareholders	4.25	1.23	1.14	(0.81)
Diluted earnings (loss) per share: [1]				
Continuing operations	0.28	0.83	0.79	(0.31)
Discontinued operations	3.94	0.39	0.34	(0.50)
Diluted earnings (loss) per share attributable to common shareholders	4.22	1.22	1.13	(0.81)

(1) The sum of the quarterly earnings (loss) per share may not equal year-to-date amounts due to differences in the weighted-average number of shares outstanding during the respective periods.

(2) Income from discontinued operations, net of tax during the first quarter of 2022 included the gain on the sale of our intermodal business of approximately $372 million.

(3) The fourth quarter of 2022 included a goodwill impairment charge of $64 million, transaction and integration costs of $42 million and restructuring costs of $35 million.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer ("CEO") and chief financial officer ("CFO"), we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2023. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2023, such that the information required to be included in our SEC reports is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to XPO, including our consolidated subsidiaries; and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2023.

KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an audit report, which is included elsewhere within this Annual Report, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

On February 5, 2024, as part of its periodic review of corporate governance matters, the Board of Directors (the "Board") of the Company approved and adopted amendments to the Company's Bylaws (as so amended and restated, the "Bylaws"), which became effective immediately (the "Bylaw Amendments"). The Bylaw Amendments make the Company's Bylaws more consistent with current practice for Delaware corporations of similar size.

Among other things, the Bylaw Amendments:

- clarify the procedural mechanics for meetings of stockholders and specify the powers of the Board and the chair of a stockholder meeting to regulate conduct at a meeting;
- revise the procedures and requirements in connection with stockholder action by written consent;
- make certain updates to the procedures and disclosure requirements in the advance notice Bylaw provisions for director nominations made and business proposals submitted by stockholders (other than proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended);

- address the adoption by the U.S. Securities and Exchange Commission of “universal proxy” rules and related requirements (the “Universal Proxy Rules”), including to provide that a stockholder nomination will be deemed null and void if the nominating stockholder fails to comply with the Universal Proxy Rules and to address the color of proxy cards reserved for use by the Board;
- clarify the Board’s authority to conduct meetings of the Board and of the committees of the Board by video or telephone conference;
- make certain updates to the exclusive forum provision; and
- update and clarify certain titles of the Company, and clarify the process for automatic removal of certain officers.

The Bylaw Amendments also include other conforming, technical and ministerial changes.

The foregoing description of the Bylaw Amendments does not purport to be complete and is qualified in its entirety by reference to the full text of the Bylaws, a copy of which is attached as Exhibit 3.8 and is incorporated by reference herein.

ITEM 9C. ***DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.***

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by Item 10 of Part III of Form 10-K (other than certain information required by Item 401 of Regulation S-K with respect to our executive officers, which is provided under Item 1, "Business" of Part I of this Annual Report) will be set forth in our definitive Proxy Statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

We have adopted a Code of Business Ethics (the "Code"), which is applicable to our principal executive officer, principal financial officer, principal accounting officer and other senior officers. The Code is available on our Investor Relations website at investors.xpo.com, under the heading "Corporate Governance Highlights". In the event that we amend or waive any of the provisions of the Code that relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, we intend to disclose the same on our website at the web address specified above.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by Item 11 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by Item 12 of Part III of Form 10-K, including information regarding security ownership of certain beneficial owners and management and information regarding securities authorized for issuance under equity compensation plans, will be set forth in our Proxy Statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by Item 13 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Our independent registered public accounting firm is KPMG LLP, Dallas, TX, Auditor ID: 185.

The information required by Item 14 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

Item 15. *EXHIBIT AND FINANCIAL STATEMENT SCHEDULES*

Financial Statements and Financial Statement Schedules

The list of Consolidated Financial Statements provided in the Index to Consolidated Financial Statements is incorporated herein by reference. Such Consolidated Financial Statements are filed as part of this Annual Report. All financial statement schedules are omitted because the required information is not applicable, or because the information required is included in the Consolidated Financial Statements and notes thereto.

Exhibits

Exhibit Number	Description
2.1	Investment Agreement, dated June 13, 2011, by and among Jacobs Private Equity, LLC ("JPE"), each of the other investors party thereto and the registrant (incorporated herein by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed with the SEC on June 14, 2011).
2.2	Separation and Distribution Agreement, dated August 1, 2021, by and between the registrant and GXO Logistics, Inc. (incorporated herein by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed with the SEC on August 3, 2021).
2.3	Separation and Distribution Agreement, dated October 31, 2022, by and between the registrant and RXO, Inc. (incorporated herein by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed with the SEC on November 1, 2022).
2.4***	Asset Purchase Agreement by and among XPO, Inc., Yellow Corporation and certain subsidiaries of Yellow Corporation named therein, dated December 4, 2023 (incorporated herein by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed with the SEC on December 21, 2023).
3.1	Amended and Restated Certificate of Incorporation of the registrant, dated May 17, 2005 (incorporated herein by reference to Exhibit 3.1 to the registrant's Annual Report on Form 10-K filed with the SEC on March 27, 2008).
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated May 31, 2006 (incorporated herein by reference to Exhibit 3 to the registrant's Current Report on Form 8-K filed with the SEC on June 7, 2006).
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated June 20, 2007 (incorporated herein by reference to Exhibit 3(i) to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2007).
3.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated September 1, 2011 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on September 6, 2011 (the "September 2011 Form 8-K")).
3.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated May 20, 2015 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on May 21, 2015).
3.6	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated September 8, 2015 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on September 8, 2015).
3.7	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated December 15, 2022 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on December 19, 2022).
3.8*	4th Amended and Restated Bylaws of the registrant, dated February 5, 2024

Exhibit Number	Description
4.1	Certificate of Designation of Series A Convertible Perpetual Preferred Stock of the registrant, dated September 2, 2011 (incorporated herein by reference to Exhibit 4.1 to the September 2011 Form 8-K).
4.2	Registration Rights Agreement, dated September 2, 2011, by and among JPE, each of the other holders and designated secured lenders party thereto and the registrant (incorporated herein by reference to Exhibit 4.3 to the September 2011 Form 8-K).
4.3	Certificate of Designation of Series B Convertible Perpetual Preferred Stock of the registrant, dated September 16, 2014 (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on September 18, 2014).
4.4	Certificate of Designation of Series C Convertible Perpetual Preferred Stock of the registrant, dated June 3, 2015 (incorporated herein by reference to Exhibit 4.2 to the registrant's Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on June 26, 2015).
4.5*	Description of Common Stock.
4.6	Indenture, dated May 24, 2023, by and among XPO, Inc., the guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on May 25, 2023).
4.7	Indenture, dated May 24, 2023, by and among XPO, Inc., the guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed with the SEC on May 25, 2023).
4.8	Indenture, dated as of December 13, 2023, by and among XPO, Inc., the guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee and notes collateral agent (incorporated herein by reference to Exhibit 4.1 to the registrant's current report on Form 8-K filed with the SEC on December 13, 2023).
10.1 +	2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Annex A to the registrant's definitive proxy statement on Schedule 14A filed with the SEC on November 21, 2016).
10.2 +	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.17 to registrant's Annual Report on Form 10-K filed with the SEC on February 28, 2017).
10.3 +	Amendment No. 1 to the XPO Logistics, Inc. 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Annex B to the registrant's definitive proxy statement on Schedule 14A filed with the SEC on April 22, 2019).
10.4 +	Form of Performance-Based Restricted Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 1, 2019).
10.5 +	Amendment No. 2 to the XPO Logistics, Inc. 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Annex B to the registrant's definitive proxy statement on Schedule 14A filed with the SEC on April 21, 2020).
10.6 +	Form of Cash Long-Term Incentive Award Agreement (incorporated herein by reference to Exhibit 10.8 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 3, 2020).
10.7 +	Form of Letter Agreement with Certain Executive Officers (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2021).
10.8 +	Performance-Based Restricted Stock Unit Award Agreement, dated September 8, 2021, between the registrant and Ravi Tulsyan (incorporated herein by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2021).

Exhibit Number	Description
10.9 +	Form of Performance-Based Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2022).
10.10 +	Form of Performance-Based Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2022).
10.11 +	Amendment No. 3 to the XPO Logistics, Inc. 2016 Omnibus Incentive Compensation (incorporated herein by reference to Annex B to the registrant's definitive proxy statement on Schedule 14A filed with the SEC on April 18, 2022).
10.12 +	Form of Performance-Based Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.13 +	Form of Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.14 +	Form of Performance-Based Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.8 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.15 +	Restricted Stock Unit Award Agreement, dated November 1, 2022, between the registrant and Brad Jacobs (incorporated herein by reference to Exhibit 10.16 to the registrant's Annual Report on Form 10-K filed with the SEC on February 13, 2023).
10.16 +	Restricted Stock Unit Award Agreement, dated November 1, 2022, between the registrant and Mario Harik (incorporated herein by reference to Exhibit 10.17 to the registrant's Annual Report on Form 10-K filed with SEC on February 13, 2023).
10.17 +	Performance-Based Restricted Stock Unit Award Agreement, dated February 9, 2023, between the registrant and Brad Jacobs (incorporated herein by reference to Exhibit 10.18 to the registrant's Annual Report on Form 10-K filed with the SEC on February 13, 2023).
10.18 +	Performance-Based Restricted Stock Unit Award Agreement, dated February 9, 2023, between the registrant and Mario Harik (incorporated herein by reference to Exhibit 10.19 to the registrant's Annual Report on Form 10-K filed with the SEC on February 13, 2023).
10.19 +	Form of Time-Based Restricted Stock Unit Award Agreement for executive chairman and CEO (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023).
10.20 +	Form of Performance-Based Restricted Stock Unit Award Agreement for executive chairman and CEO (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023).
10.21 +	Form of Performance-Based Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023).
10.22 +	Form of Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2023).
10.23 +	Restricted Stock Unit Award Agreement, dated April 21, 2023, between the registrant and David Bates (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2023).

Exhibit Number	Description
10.24 +	Performance-Based Restricted Stock Unit Award Agreement, dated April 21, 2023, between the registrant and David Bates (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2023).
10.25 +	Promotion Restricted Stock Unit Award Agreement, dated August 15, 2023, between the registrant and Kyle Wismans (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2023).
10.26 +	Performance-Based Restricted Stock Unit Award Agreement, dated August 15, 2023, between the registrant and Kyle Wismans (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2023).
10.27 +	XPO, Inc. Profit Sharing Incentive Plan, effective as of October 26, 2023 (incorporated herein by reference to Exhibit 10.9 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2023).
10.28 +	Form of XPO, Inc. Profit Sharing Incentive Plan Award Agreement (incorporated herein by reference to Exhibit 10.10 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2023).
10.29 +*	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (2016 Omnibus Incentive Compensation Plan).
10.30 +	Employment Agreement, dated August 5, 2022, between the registrant and Mario A. Harik (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.31 +	Employment Agreement, dated September 13, 2022, between the registrant and Bradley S. Jacobs (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.32 +	Offer Letter, dated October 6, 2022, between the registrant and Carl Anderson (incorporated herein by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.33 +	Change in Control and Severance Agreement, dated October 9, 2022, between the registrant and Carl Anderson (incorporated by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.34 +	Transition Agreement, dated October 10, 2022, between the registrant and Ravi Tulsyan (incorporated herein by reference to Exhibit 10.9 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.35 +	Amendment to Employment Agreement, effective as of November 1, 2022, between the registrant and Bradley S. Jacobs (incorporated herein by reference to Exhibit 10.34 to the registrant's Annual Report on Form 10-K filed with the SEC on February 13, 2023).
10.36 +	Separation Agreement and General Release, dated January 23, 2023, between registrant and Ravi Tulsyan (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on January 25, 2023).
10.37 +	Offer Letter, dated February 14, 2023, between the registrant and Wendy Cassity (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023).
10.38 +	Change in Control and Severance Agreement, dated February 14, 2023, between the registrant and Wendy Cassity (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023).

Exhibit Number	Description
10.39 +	Offer Letter, dated April 17, 2023, between the registrant and David Bates (incorporated herein by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023).
10.40 +	Change in Control and Severance Agreement, dated April 17, 2023, between the registrant and David Bates (incorporated herein by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2023).
10.41 +	Offer Letter, dated July 19, 2023, between the registrant and Kyle Wismans (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2023).
10.42 +	Change in Control and Severance Agreement, dated July 19, 2023, between the registrant and Kyle Wismans (incorporated herein by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2023).
10.43	XPO Logistics, Inc. Employee Stock Purchase Plan (incorporated herein by reference to Annex A to the registrant's definitive proxy statement on Schedule 14A filed with the SEC on November 20, 2017).
10.44	Amendment No. 1, dated December 4, 2018, to the XPO Logistics, Inc. Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.18 to the registrant's Annual Report on Form 10-K filed with the SEC on February 14, 2019).
10.45	Second Amended and Restated Revolving Loan Credit Agreement, dated October 30, 2015, by and among the registrant and certain subsidiaries signatory thereto, as borrowers, other credit parties signatory thereto, Morgan Stanley Senior Funding, Inc., as agent, and the Lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on November 2, 2015).
10.46	Amendment No. 1 to Second Amended and Restated Revolving Loan Credit Agreement, dated July 19, 2017, by and among the registrant and certain subsidiaries signatory thereto, Morgan Stanley Senior Funding, Inc., as agent, and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on July 25, 2017).
10.47	Amendment No. 2 to Second Amended and Restated Revolving Loan Credit Agreement, dated March 22, 2018, by and among the registrant and certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2018).
10.48	Amendment No. 3 to Second Amended and Restated Revolving Loan Credit Agreement, dated April 30, 2019, by and among the registrant, certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on May 1, 2019).
10.49	Amendment No. 4 to Second Amended and Restated Revolving Loan Credit Agreement, dated April 3, 2020, by and among the registrant, certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding Inc., as agent. (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 3, 2020).
10.50	Amendment No. 5 to Second Amended and Restated Revolving Loan Credit Agreement, dated June 29, 2020, by and among the registrant, certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding Inc., as agent. (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 3, 2020).
10.51	Amendment No. 6 to Second Amended and Restated Revolving Loan Credit Agreement, dated July 30, 2021, by and among the registrant and certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as agent (incorporated herein by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K filed with the SEC on August 3, 2021).

Exhibit Number	Description
10.52	Amendment No. 7 to Second Amended and Restated Revolving Loan Credit Agreement, dated February 6, 2023, by and among the registrant and certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on February 6, 2023).
10.53	Senior Secured Term Loan Credit Agreement, dated October 30, 2015, by and among the registrant, certain subsidiaries signatory thereto, Morgan Stanley Senior Funding, Inc., as agent, and the Lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed with the SEC on November 2, 2015).
10.54	Incremental and Refinancing Amendment (Amendment No. 1 to Senior Secured Term Loan Credit Agreement), dated August 25, 2016, by and among the registrant, the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on August 26, 2016).
10.55	Refinancing Amendment (Amendment No. 2 to Senior Secured Term Loan Credit Agreement), dated March 10, 2017, by and among the registrant, the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on March 13, 2017).
10.56	Refinancing Amendment (Amendment No. 3 to Senior Secured Term Loan Credit Agreement), dated February 23, 2018, by and among the registrant and certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K filed with the SEC on February 26, 2018).
10.57	Amendment No. 4 to Senior Secured Term Loan Credit Agreement, dated March 7, 2019, by and among the registrant and certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2019).
10.58	Incremental Amendment (Amendment No. 5 to Senior Secured Term Loan Credit Agreement), dated March 18, 2019, by and among the registrant, the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on March 18, 2019).
10.59	Refinancing Amendment (Amendment No. 6 to Senior Secured Term Loan Credit Agreement), dated March 3, 2021, by and among the registrant, the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on March 3, 2021).
10.60	Amendment No. 7 to Senior Secured Term Loan Credit Agreement, dated June 10, 2022, by and among the registrant and certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on June 13, 2022).
10.61	Refinancing Amendment (Amendment No. 8 to Senior Secured Term Loan Credit Agreement), dated May 24, 2023, by and among XPO, Inc., the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on May 25, 2023).
10.62	Refinancing Amendment (Amendment No. 9 to Senior Secured Term Loan Credit Agreement), dated December 13, 2023, by and among XPO, Inc., the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on December 13, 2023).

Exhibit Number	Description
10.63	Tax Matters Agreement, dated August 1, 2021, by and between the registrant and GXO Logistics, Inc. (incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed with the SEC on August 3, 2021).
10.64	Employee Matters Agreement, dated August 1, 2021, by and between the registrant and GXO Logistics, Inc. (incorporated herein by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K filed with the SEC on August 3, 2021).
10.65	Intellectual Property License Agreement, dated October 24, 2022, by and between the registrant and XPO NAT Solutions, LLC (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on October 25, 2022).
10.66	Transition Services Agreement, dated October 31, 2022, by and between the registrant and RXO, Inc. (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on November 1, 2022).
10.67	Tax Matters Agreement, dated October 31, 2022, by and between the registrant and RXO, Inc. (incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed with the SEC on November 1, 2022).
10.68	Employee Matters Agreement, dated October 31, 2022, by and between the registrant and RXO, Inc. (incorporated herein by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K filed with the SEC on November 1, 2022).
19.1 *	XPO, Inc. Insider Trading Policy, dated December 19, 2022.
21 *	Subsidiaries of the registrant.
23 *	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1 *	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.
31.2 *	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.
32.1**	Certification of the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.
32.2**	Certification of the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.
97.1	XPO, Inc. Clawback Policy, effective as of October 2, 2023 (incorporated herein by reference to Exhibit 10.8 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2023).
101.INS *	Inline XBRL Instance Document.
101.SCH *	Inline XBRL Taxonomy Extension Schema.
101.CAL *	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF *	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB *	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE *	Inline XBRL Taxonomy Extension Presentation Linkbase.
104 *	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

Exhibit Number	Description
*	Filed herewith.
**	Furnished herewith.
***	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally to the SEC a copy of any omitted schedules upon request.
+	This exhibit is a management contract or compensatory plan or arrangement.

Item 16. *FORM 10-K SUMMARY*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XPO, INC.

By: /s/ Mario Harik
Mario Harik
(Chief Executive Officer)

By: /s/ Kyle Wismans
Kyle Wismans
(Chief Financial Officer)

February 8, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated.

Signature	Title	Date
/s/ Brad Jacobs **Brad Jacobs**	Executive Chairman of the Board of Directors	February 8, 2024
/s/ Mario Harik **Mario Harik**	Director and Chief Executive Officer (Principal Executive Officer)	February 8, 2024
/s/ Kyle Wismans **Kyle Wismans**	Chief Financial Officer (Principal Financial Officer)	February 8, 2024
/s/ Christopher Brown **Christopher Brown**	Chief Accounting Officer (Principal Accounting Officer)	February 8, 2024
/s/ Allison Landry **Allison Landry**	Vice Chair of the Board of Directors	February 8, 2024
/s/ Johnny C. Taylor, Jr. **Johnny C. Taylor, Jr.**	Lead Independent Director	February 8, 2024
/s/ Jason Aiken **Jason Aiken**	Director	February 8, 2024
/s/ Bella Allaire **Bella Allaire**	Director	February 8, 2024
/s/ J. Wes Frye **J. Wes Frye**	Director	February 8, 2024
/s/ Michael Jesselson **Michael Jesselson**	Director	February 8, 2024
/s/ Irene Moshouris **Irene Moshouris**	Director	February 8, 2024



EXECUTIVE OFFICERS:

Mario Harik
Chief Executive Officer

Kyle Wismans
Chief Financial Officer

Dave Bates
Chief Operating Officer

Wendy Cassity
Chief Legal Officer and
Corporate Secretary

COMMON STOCK:

The company's common stock is traded on the New York Stock Exchange under the symbol "XPO."

COMPANY FINANCIAL INFORMATION:

Copies of XPO, Inc.'s financial information such as the Company's Annual Report on Form 10-K as filed with the SEC, quarterly reports on Form 10-Q and Proxy Statement are available at the Company's website at www.xpo.com or by contacting "Investor Relations" at our corporate executive office address.

ANNUAL MEETING OF STOCKHOLDERS:

The Annual Meeting of Stockholders will be held on May 16, 2024 at 10:00 a.m. Eastern Time as a virtual meeting via webcast. You can access the meeting at meetnow.global/M4P2XXP with your control number.

CORPORATE EXECUTIVE OFFICE:

Five American Lane
Greenwich, CT 06831
Tel. (855) 976-6951

TRANSFER AGENT:

Computershare Trust Company, N.A.
Tel. (877) 581-5548
www.computershare.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

KPMG LLP, Stamford, CT


XPO

Your freight first

XPO, Inc.
Five American Lane
Greenwich, CT 06831 USA
xpo.com